K&L|GATES

811-06511
Branch 22

Kirkpatrick & Lockhart Preston Gates Ellis LLP
1601 K Street NW
Washington, DC 20006-1600

T 202.778.9000 www.klgates.com

SEC Mail
Mail Processing
Section

FEB 12 2008

Washington, DC
109

February 12, 2008

Jeffrey B. Maletta
D 202.778.9062
F 202.778.9100
jeffrey.maletta@klgates.com

By Hand Delivery

PROCESSED
FEB 26 2008
THOMSON
FINANCIAL

Public Filing Room
United States Securities and Exchange Commission
450 5th Street, N.W.
Washington, D.C. 20549

Re: *Regions Morgan Keegan Funds*
Filing Pursuant to Section 33 of the Investment Company Act of 1940

Dear Sir or Madam:

Enclosed please find a copy of the following pleadings filed in the United States District Court for the Western District of Tennessee:

- Complaint captioned *Gregory v. Morgan Keegan & Co., Inc., et al*, filed on or about February 6, 2008.
- First Amended Complaint captioned *Atkinson v. Morgan Asset Management, Inc., et al*, filed on or about February 4, 2008. (A copy of the Complaint in *Atkinson* filed on or about December 6, 2007, is also enclosed).
- Complaint captioned *Hartman v. Morgan Keegan & Company, Inc., et al*, filed on or about February 4, 2008.
- Complaint captioned *Willis v. Morgan Keegan & Company Inc., et al*, filed on or about December 21, 2007.

These cases name as parties certain registered investment companies and affiliated persons of those companies. Motions to consolidate these cases into a single action have been filed before the court.

Please do not hesitate to contact me if you have any questions concerning this matter.

Sincerely,

Jeffrey B. Maletta

08015469

Enclosures

40-33

DC-991474 v1

811-06511

P1 of 8
5

40-33

UNITED STATES DISTRICT COURT
WESTERN DISTRICT OF TENNESSEE

JAMES L. GREGORY, JEFFREY A. BOYD, PATRICIA M. BOYD, and RONALD E. ELLIOT,	No. ______________
Plaintiffs,	CLASS ACTION
v.	
MORGAN KEEGAN & CO., INC., MORGAN ASSET MANAGEMENT, INC., REGIONS FINANCIAL CORPORATION, MK HOLDING, INC., CARTER E. ANTHONY, ALLEN B. MORGAN, JR., JOSEPH C. WELLER, JAMES STILLMAN R. MCFADDEN, ARCHIE W. WILLIS, III, MARY S. STONE, W. RANDALL PITTMAN, J. KENNETH ALDERMAN, J. THOMPSON WELLER, CHARLES D. MAXWELL, JAMES C. KELSOE, JR. DAVID H. TANNEHILL, WILLIAM JEFFRIES MANN, JAMES D. WITHERINGTON, R. PATRICK KRUCZEK, JACK R. BLAIR, ALBERT C. JOHNSON, MICHELE F. WOOD, BRIAN B. SULLIVAN, RMK ADVANTAGE INCOME FUND, INC., RMK HIGH INCOME FUND, INC., RMK STRATEGIC INCOME FUND, INC., and PRICEWATERHOUSECOOPERS LLP,	JURY DEMAND
Defendants.	

COMPLAINT

INTRODUCTION

1. Plaintiffs bring this action for themselves and on behalf of a class of those persons and entities who purchased shares during the period December 6, 2004 through February 6, 2008 (the "Plaintiff Class" or "Class Period") in the following mutual funds:

- RMK Advantage Income Fund ("RMA")
- RMK Strategic Income Fund ("RSF")
- RMK High Income Fund ("RMH")

(collectively, "the Funds"). Plaintiffs bring this action against the Funds' investment advisor, their officers and directors, their accounting firm, and other affiliated defendants for violations of the Securities Act of 1933.

2. Plaintiffs, acting through their undersigned attorneys, bring this action based on their personal knowledge as to their own investments and based on the investigation conducted by their counsel as to all other matters, which included, without limitation, analysis of publicly available news articles and reports, public filings with the Securities and Exchange Commission ("SEC"), review of various web sites and internet information sources (including the Morgan Keegan Funds website), news reports, press releases and other matters of public record, prospectuses, Statements of Additional Information, annual and semi-annual reports issued by and on behalf of the Funds, sales materials, and upon information and belief.

3. As set forth more fully below, the prospectuses and registration statements pursuant to which the Funds were sold to the public during the Class Period contained material misrepresentations and/or failed to disclose numerous material facts, including the following:

(a) The nature and extent of the risk associated with the securities in which the assets of the Funds were concentrated;

(b) The extent to which the Funds were invested in illiquid securities of uncertain and potentially volatile value - investments which in the event of a forced sale would quite likely bring far less than the prices at which they were valued by the Funds;

(c) The Funds were investing heavily in complex new investment structures as to which data was very difficult to obtain, the risk and fair value of which were extremely difficult to assess, and which had never been tested in a down market cycle;

(d) The substantial illiquidity of the Funds meant that if it became necessary for the Funds to sell assets, the manager would likely have to sell first the few lower-risk, liquid assets held by the Funds, thus penalizing those who remained in the Funds;

(e) The Funds were investing the majority of their assets in subprime, illiquid, and/or untested investment structures (which ultimately resulted in each of the Funds losing vastly more in the year 2007 than any other funds in their fund categories);

(f) The Funds were investing heavily in assets that could not be valued based on readily available market quotations and were therefore being subjectively valued under "fair valuation" procedures;

(g) The Funds' Boards of Directors were not discharging their legal responsibilities with respect to "fair valuation" of the Funds' assets and had abdicated those responsibilities to the Funds' investment advisor, which had an inherent and undisclosed conflict of interest because its compensation was based on the amount at which the Funds' assets were valued;

(h) The Funds were sold to the public as funds committed to "value-oriented" investing, when in truth they did not employ "value-investing" strategies to a significant extent;

(i) The Funds were marketed as different funds employing different investment strategies, but in fact were managed by the same portfolio managers and all utilized highly similar strategies and bought many of the same or similar investments, which created an enhanced risk for each of the Funds in the event that the assets lost value and/or it became necessary to sell such investments;

(j) The Funds were investing heavily in assets backed by non-conforming mortgages that did not comply with FNMA and FHLMC standards and were much riskier than conforming mortgages; and

(k) That the Funds' performance results prior to 2006 were attributable to the Funds' excessive concentration in subprime, illiquid, and/or untested investment structures.

JURISDICTION AND VENUE

4. This Court has subject matter jurisdiction over plaintiffs' Securities Act claims pursuant to 15 U.S.C. § 77*v* and 28 U.S.C. § 1331.

5. Venue properly lies in this Court pursuant to 28 U.S.C. § 1391(a) because a substantial part of the events and omissions giving rise to plaintiffs' claims occurred in this judicial district.

6. Venue is also proper under 15 U.S.C. §77*v* because the defendants transact business in this district and because the securities in question in this case were offered and sold to some of the plaintiffs in this district.

PARTIES

7. Plaintiff James L. Gregory is a resident of Alabama. As set forth in the plaintiff certifications filed herewith, Mr. Gregory invested, during the Class Period, in the RMK Advantage Income Fund and the RMK Strategic Income Fund.

8. Plaintiffs Jeffrey and Patricia Boyd are residents of Tennessee. As set forth in the plaintiff certifications filed herewith, the Boyds invested, during the Class Period, in the RMK Advantage Income Fund, , and the RMK Strategic Income Fund.

9. Plaintiff Ronald E. Elliot is a resident of Alabama. As set forth in the plaintiff certification filed herewith, Mr. Elliot invested, during the Class Period, in the RMK Advantage Income Fund, the RMK Strategic Income Fund, and the RMK High Income Fund.

10. Defendant RMK High Income Fund, Inc. is a closed-end management investment company that invests primarily in debt securities.

11. Defendant RMK Advantage Income Fund, Inc. is a closed-end management investment company that invests primarily in debt securities.

12. Defendant RMK Strategic Income Fund, Inc. is a closed-end management investment company that invests primarily in debt securities.

13. Defendant Morgan Asset Management, Inc. ("Morgan Management"), is a registered investment adviser that managed and advised the Funds at all times relevant herein. Morgan Management is headquartered in Birmingham, Alabama, with a principal office in Memphis, Tennessee. Morgan Management is a wholly owned subsidiary of MK Holding, Inc. Morgan Management charged the Funds and received management fees based on the average daily net assets of the Funds.

14. Defendant Regions Financial Corporation ("Regions"), a Delaware corporation, is a regional financial holding company. The Funds' shares were marketed, offered and sold by and through subsidiaries and trust departments of subsidiaries owned or controlled by Regions.

15. Defendant Morgan Keegan & Company, Inc. ("Morgan Keegan"), a wholly owned subsidiary of Regions, is a full service broker/dealer that purports to provide personalized investment services to its clients from over 400 offices in 19 states, and is headquartered in Memphis, Tennessee. Morgan Keegan acted as underwriter and distribution agent with respect to the Funds' shares sold during the Class Period. Morgan Keegan sold and received commissions on the sale of shares of the Funds. Morgan Keegan also provided an employee to serve as the Funds' Chief Compliance Officer and, pursuant to a Fund Accounting Service Agreement, provided portfolio accounting services to the Funds for an annual fee based on the average daily net assets of the Funds. Morgan Keegan also served as the Transfer and Dividend Disbursing Agent for the Funds. Pursuant to the Transfer Agency and Service Agreement, each Fund pays Morgan Keegan an annual base fee per share class.

16. Defendant MK Holding, Inc. ("Holding"), is a wholly owned subsidiary of Regions and is the parent company of Morgan Management.

17. Defendant Allen B. Morgan, Jr. ("Morgan"), was during the Class Period a director of one or more of the Funds. During the Class Period, he also served as a Director and Vice-Chairman of Regions and as a Director of Morgan Management, and Chairman and Executive Managing Director of Morgan Keegan. Defendant Morgan signed one or more of the Funds' registration statements, prospectuses, and/or amendments thereto effective during

the Class Period and/or with respect to which plaintiffs and the plaintiff class can trace their purchases in the Funds.

18. Defendant Carter E. Anthony ("Anthony") was during the Class Period a director and officer of one or more of the Funds. Additionally, Anthony was President and Chief Investment Officer of Morgan Management. Defendant Anthony signed one or more of the Funds' registration statements, prospectuses, and/or amendments thereto effective during the Class Period and/or with respect to which plaintiffs and the plaintiff class can trace their purchases in the Funds.

19. Defendant Joseph C. Weller ("Weller") co-founded Morgan Keegan. Weller was Vice Chairman of Morgan Keegan and Treasurer of the Funds until November 2006. Weller also served as Chief Financial Officer ("CFO") of Morgan Keegan and was during the Class Period an officer of one or more of the Funds. Defendant Joseph Weller signed one or more of the Funds' registration statements, prospectuses, and/or amendments thereto effective during the Class Period and/or with respect to which plaintiffs and the plaintiff class can trace their purchases in the Funds.

20. Defendant James Stillman R. McFadden ("McFadden") was during the Class Period a director of one or more of the Funds. Defendant McFadden signed one or more of the Funds' registration statements, prospectuses, and/or amendments thereto effective during the Class Period and/or with respect to which plaintiffs and the plaintiff class can trace their purchases in the Funds.

21. Defendant Archie W. Willis, III ("Willis") was during the Class Period a director of one or more of the Funds. Defendant Willis signed one or more of the Funds' registration statements, prospectuses, and/or amendments thereto effective during the Class

Period and/or with respect to which plaintiffs and the plaintiff class can trace their purchases in the Funds.

22. Defendant Mary S. Stone ("Stone") was during the Class Period a director of one or more of the Funds. Defendant Stone signed one or more of the Funds' registration statements, prospectuses, and/or amendments thereto effective during the Class Period and/or with respect to which plaintiffs and the plaintiff class can trace their purchases in the Funds.

23. Defendant W. Randall Pittman ("Pittman") was during the Class Period a director of one or more of the Funds. Defendant Pittman signed one or more of the Funds' registration statements, prospectuses, and/or amendments thereto effective during the Class Period and/or with respect to which plaintiffs and the plaintiff class can trace their purchases in the Funds.

24. Defendant J. Kenneth Alderman ("Alderman") was during the Class Period a director of one or more of the Funds. Mr. Alderman has been CEO of Morgan Management since 2002. Defendant Alderman signed one or more of the Funds' registration statements, prospectuses, and/or amendments thereto effective during the Class Period and/or with respect to which plaintiffs and the plaintiff class can trace their purchases in the Funds.

25. Defendant J. Thompson Weller ("JT Weller") is, and at all relevant times was, Managing Director and Controller of Morgan Keegan. Defendant JT Weller signed one or more of the Funds' registration statements, prospectuses, and/or amendments thereto effective during the Class Period and/or with respect to which plaintiffs and the plaintiff class can trace their purchases in the Funds.

26. Defendant Brian B. Sullivan ("Sullivan") has served as President and Chief Investment Officer of Morgan Management since 2006.

27. Defendant Charles D. Maxwell ("Maxwell") has served as Executive Managing Director, CFO, Treasurer and Secretary of Morgan Keegan since 2006. Defendant Maxwell signed one or more of the Funds' registration statements, prospectuses, and/or amendments thereto effective during the Class Period and/or with respect to which plaintiffs and the plaintiff class can trace their purchases in the Funds.

28. Defendant James C. Kelsoe, Jr. ("Kelsoe") is, and at all relevant times Senior Portfolio Manger of the Funds and of Morgan Management.

29. Defendant David H. Tannehill ("Tannehill") is and was during the Class Period the Portfolio Manager of the Funds and of Morgan Management.

30. Defendant Michele F. Wood ("Wood") is, and at all relevant times was, Chief Compliance Officer of Morgan Management and Senior Vice President of Morgan Management.

31. Defendant Jack R. Blair ("Blair") was during the Class Period a director of one or more of the Funds. Defendant Blair signed one or more of the Funds' registration statements, prospectuses, and/or amendments thereto effective during the Class Period and/or with respect to which plaintiffs and the plaintiff class can trace their purchases in the Funds.

32. Defendant Albert C. Johnson ("Johnson") was during the Class Period a director of one or more of the Funds. Defendant Johnson signed one or more of the Funds' registration statements, prospectuses, and/or amendments thereto effective during the Class Period and/or with respect to which plaintiffs and the plaintiff class can trace their purchases in the Funds.

33. Defendant William Jeffries Mann ("Mann") was during the Class Period a director of one or more of the Funds. Defendant Mann signed one or more of the Funds'

registration statements, prospectuses, and/or amendments thereto effective during the Class Period and/or with respect to which plaintiffs and the plaintiff class can trace their purchases in the Funds.

34. Defendant James D. Witherington, Jr. ("Witherington") was during the Class Period a director of one or more of the Funds. Defendant Witherington signed one or more of the Funds' registration statements, prospectuses, and/or amendments thereto effective during the Class Period and/or with respect to which plaintiffs and the plaintiff class can trace their purchases in the Funds.

35. Defendant R. Patrick Kruczek ("Kruczek") was during the Class Period a director of one or more of the Funds. Defendant Kruczek signed one or more of the Funds' registration statements, prospectuses, and/or amendments thereto effective during the Class Period and/or with respect to which plaintiffs and the plaintiff class can trace their purchases in the Funds.

36. The defendants referred to in ¶¶ 17-35 above are referred to herein as the "Individual Defendants."

37. Defendant PricewaterhouseCoopers LLP ("PWC") is an accounting firm with offices in Tennessee and throughout the country. PWC was engaged by the Funds to provide independent auditing and accounting services. PWC certified financial statements in a number of registration statements and prospectuses filed by the Funds that were effective during the Class Period and/or with respect to which plaintiffs and the plaintiff class can trace their purchases in the Funds.

38. Defendants either participated, directly or indirectly, in the wrongful conduct alleged herein; combined to engage in the wrongful transactions and dealings alleged herein;

knew, or in the exercise of reasonable care, should have known, of the misrepresentations and omissions of material facts, or recklessly caused such misrepresentations or omissions of material facts to be made; or benefited from the wrongful conduct alleged.

STATEMENT OF FACTS

The Funds' Catastrophic Crash

39. In the year 2007, the Funds at issue in this case experienced a meltdown of unprecedented proportions. The total annual loss of each of the Funds for the year 2007 was as follows:[1]

RMK Advantage Income	-56.9%
RMK Strategic Income	-58.1%
RMK High Income	-58.0%

40. These enormous losses were not caused primarily by an economic downturn, the subprime crisis, or other economic factors. This assertion is easily confirmed by the performance of the investment indices by which the Funds measured themselves and by the performance of other funds in the high income and intermediate bond categories. For 2007, the Lehman Brothers U.S. High Yield Index was up 1.87%.

41. Similarly, the performance of other high income funds in 2007 was dramatically different from the catastrophic performance of the Funds at issue in this case. The chart attached to this complaint demonstrates the performance of the high yield closed-end funds tracked by Morningstar for the year 2007, including the Funds at issue in this case

[1] These figures reflect the change in each funds' net asset value, including dividends paid. The share price declines of the Funds during 2007 were significantly worse than the figures set forth above.

and one other RMK fund operated by defendants. The RMK funds were by far the worst performing funds.

42. The astonishing meltdown of the Funds was caused by their extreme overconcentration in securities that were very high-risk and illiquid, by the Funds' failure to value their assets at reasonable fair value prior to the third quarter of 2007, and by the failure of the Funds to disclose properly all material risks and the true facts.

43. As more particularly alleged herein, the substantial majority of the Funds' assets were invested in (i) new and complex structured investments that had never been tested in a down market cycle, the risk of which could not be reasonably evaluated, and the value of which could not be fairly ascertained, and (ii) collateralized investments backed by subprime or other low quality mortgages that did not conform to FNMA and FHLMC standards and were much riskier than conforming mortgages.

44. Under federal law, the fair value of securities as to which market quotations are not readily available must be determined in good faith by the board of directors of an investment company. Under SEC rulings, "fair value" must be based on what a fund could reasonably expect to obtain for the securities upon their "current sale."

45. Prior to the third quarter of 2007, the Funds' reported valuations of their assets which improperly assumed that highly illiquid assets could be liquidated on a current basis at the values paid by the Funds and/or did not reasonably discount asset value based on illiquidity issues. These actions were reckless, violated SEC directives, and were not disclosed to investors.

46. Although subprime concerns and other economic events in 2007 had some effect on the Funds, the magnitude of the Funds' losses was completely outside the range of the losses, if any, experienced by other high income and intermediate income funds.

47. The disproportionate, adverse effect of economic events on the Funds could not reasonably have been foreseen or anticipated by persons investing in the Funds, in view of the Funds' misleading disclosures and their failure to disclose the extent to which the securities held in their portfolios were vulnerable to market events and the risks inherent in such holdings. The disproportionate effect of economic events on the Funds, however, could and should reasonably have been foreseen and anticipated by defendants, given the magnitude of illiquid securities in the Funds' portfolios, defendants' knowledge of the speculative nature of the pricing of assets in the Funds, and prior events that have affected niches of the fixed income securities markets.

48. The investment strategies employed by the Funds were far more risky than disclosed. For example, no other intermediate term or high-yield bond fund invested as heavily in recently developed, structured financial instruments as did the Funds in this case. On July 19, 2007, Bloomberg News quoted defendant James Kelsoe, senior portfolio manager of the Funds, as having an "intoxication" with such securities. Bloomberg further reported that an analyst at Morningstar, Inc., the mutual fund research firm, noted that "[a] lot of mutual funds didn't own much of this stuff" and that Kelsoe was "the one real big exception."

49. The great majority of the Funds' collapse occurred after the defendants' made the following public disclosures concerning problems with the Funds:

- At a shareholders meeting on July 13, 2007, defendant Kelsoe disclosed that their subprime and collateralized debt holding were under pressure and experiencing substantial volatility.

- On August 10, 2007, defendant Kelsoe disclosed in a letter to shareholders discussing increasing volatility and negative price movement in the Funds' assets and "unprecedented" problems.

- In mid-August, 2007, the Funds made several SEC filings disclosing asset liquidity problems and difficulties in obtaining realistic values for some of the Funds' securities. These SEC filings also stated that the Funds were unable to file certified shareholder reports on a timely basis and had retained a valuation consultant to assist in determining the fair value of the Funds' securities.

- On October 4, 2007, Morgan Keegan Select Fund, Inc., another high income fund managed by defendant, which contained very similar holdings, filed its annual report with the SEC.

- The following day, the Wall Street Journal reported that the Regions Morgan Keegan Select High Income and Intermediate Funds (funds managed similarly the Funds in this case) had had to value 60% and 50% of their assets, respectively, at fair value since market values were not readily available. In connection with that article, defendant Kelsoe told the Journal that "What was an ocean of liquidity has quickly become a desert."

- On November 7, 2007, defendant Kelsoe sent a letter to investors in which he stated that "we have always invested a large portion of our portfolios in "structured finance" fixed income securities . . . . and the weakness in the portfolios relates to this area of investment."

50. Thus, the extraordinary decline in the Funds' asset values and share prices during the Class Period was caused by actions and omissions of the defendants and their failure to make timely and accurate disclosures to the Plaintiff Class.

Misrepresentations And Omissions In The Funds' SEC Filings

51. Each of the prospectuses and registration statements pursuant to which the Funds were sold to the public during the Class Period contained material misrepresentations and/or failed to disclose numerous material facts, including the following:

(a) The nature and extent of the uniquely risky securities in which these funds were investing;

(b) The extent to which these funds were invested in illiquid securities of uncertain and potentially volatile value - investments which in the event of a forced sale would quite likely bring far less than the prices at which they were valued by these funds;

(c) These funds were heavily investing in complex new investment structures as to which data was very difficult to obtain, the risk and fair value of which were extremely difficult to assess, and which had never been tested in a down market cycle;

(d) The substantial illiquidity of these funds meant that if it became necessary to sell assets, the manager would likely have to sell first the few lower-risk, liquid assets held by these funds, thus penalizing those who remained in these funds;

(e) These funds were investing heavily, and to an extent unique in the income fund industry, in subprime, illiquid, and/or untested investment structures than any other funds in their fund categories;

(f) These funds were investing heavily in assets that could not be valued based on readily available market quotations and were therefore being subjectively valued under "fair valuation" procedures;

(g) These funds were marketed as different funds employing different investment strategies, but in fact the same portfolio manager managed six funds that all utilized highly similar strategies and bought many of the same or similar investments, which created an enhanced risk for each fund in the event that the assets lost value and/or it became necessary to sell such investments;

(h) These funds invested heavily in assets backed by non-conforming mortgages that did not comply with FNMA and FHLMC standards and were much riskier than conforming mortgages; and

(i) The Funds lacked adequate procedures and controls to prevent the portfolio manager from investing excessively in illiquid securities.

52. In addition, the Funds were presented to the investing public as three different funds that employed different investment strategies. In truth, however, they were managed almost identically, with highly similar asset allocations and individual securities holdings. This reality was not disclosed in the registration statements and prospectuses filed by the Funds.

53. Because of their highly correlated portfolios, investors who purchased more than one of the Funds assuming that they were thereby diversifying and reducing overall risk, were in fact not doing so.

54. Also, the registration statements and prospectuses filed by the Funds represented that they would invest in a wide range of securities, which would contribute to a more stable net asset value, would not invest more than 25% of its total assets in the securities of companies in the same industry, and would pursue a value investing strategy. In fact, however, the investments of the Funds in securities tied to the mortgage industry exceeded 25%. This fact was never disclosed in the Funds' SEC filings.

55. The Funds' registration statements and prospectuses also failed to disclose that their Boards of Directors were not discharging their legal responsibilities with respect to "fair valuation" of the funds' assets and that "fair valuation" decisions were being made by the funds' investment advisor, which had an inherent and undisclosed conflict of interest because its compensation was based on the amount at which the Funds' assets were valued.

56. Also, the Funds were sold to the public as funds committed to value oriented investing, when in truth they did not employ value-investing strategies.

PRICEWATERHOUSE COOPERS, LLP

57. PWC, a firm of certified public accountants, was engaged by the Funds to provide independent auditing and accounting services. PWC provided auditing services to the Funds before and during the Class Period and certified financial statements in registration statements and prospectuses that were filed with the SEC by each of the Funds and operative during the Class Period.

58. In connection with its audit and review of the Funds' finances and operations, PWC had comprehensive access to information in the Funds' books and records and communicated regularly with management of the Funds and Morgan Management.

59. PWC reviewed the quarterly and year-end results of the Funds, advised and/or opined upon the accuracy and bona fides of the Funds' financial filings and had intimate knowledge of the nature of the Funds' business and operations. PWC also advised the Funds with respect to internal financial and accounting controls.

60. As a result of its intimate knowledge of the Funds' business and operations, PWC knew or should have known that the Funds were not properly discounting the "fair value" of their substantial illiquid holdings and that their financial statements were therefore overstated, inaccurate, and misleading.

61. PWC consented to the inclusion of its unqualified opinions on the Funds' financial statements during the Class Period, including their annual reports filed with the SEC on June 6, 2005, June 7, 2006, and June 6, 2007, which reports PWC knew, or should have known, were materially false.

62. Significantly, however, in PWC's October 3, 2007 letter opining on the fairness of the June 30, 2007 financial statement of the similarly managed Regions Morgan Keegan Select Funds, PWC added an important disclaimer about the funds' valuation process notably absent from PWC's earlier certifications. In this letter, PWC stated as follows:

As explained in Notes 2 and 9, the financial statements include securities valued

> at $26,065,956 (29 percent of net assets), $514,922,503 (51 percent of net assets) and $624,867,802 (59 percent of net assets) of Regions Morgan Keegan Select Short Term Bond Fund, Regions Morgan Keegan Select Intermediate Bond Fund and Regions Morgan Keegan Select High Income Fund, respectively, whose fair values have been estimated in good faith by Morgan Asset Management, Inc.'s Valuation Committee under procedures established by the Funds' Board of Directors in the absence of readily ascertainable market values. However, these estimated values may differ significantly from the values that would have been used had a ready market for the securities existed, and the differences could be material. (emphasis added)

63. PWC knew or should have known, and should have disclosed, that this very problem existed with respect to other statements filed by the Funds during the Class Period.

64. Furthermore, under Statement of Accounting Standards 73, PWC, which had insufficient expertise to assess the "fair value" of the illiquid and complex holdings in which the Funds had heavily invested, should have retained an independent specialist to assist in evaluating the value of these holdings.

65. Had PWC performed its audits in conformance with applicable accounting standards, the deterioration in the value of the Funds' investments would have been evident. It would have been evident to PWC that the Funds' financial statements and associated information were materially false and misleading. Nevertheless, PWC provided unqualified opinions that the Funds' financial statements were valid and accurate.

66. PWC's failure to adequately perform its audit procedures, to identify the improprieties alleged herein, and to report the problems, permitted the accounting irregularities and improprieties to continue, leading to false and misstated financial statements.

CLASS ACTION ALLEGATIONS

67. The class that plaintiffs seek to represent includes all persons and entities that purchased any shares of the Funds at any time during the period from December 6, 2004 through February 6, 2008 (the "Class Period").

68. The class excludes the defendants, any affiliates and subsidiaries of the corporate defendants, the officers and directors of the corporate defendants, any entity in which any excluded party has a controlling interest, or any legal representatives, heirs, successors and assigns of any of the foregoing persons.

69. There are questions of law and fact common to plaintiffs and the other members of the class that predominate over any questions solely affecting individual members of the class. Among the questions of law and fact common to this class are the following:

(a) Whether one or more defendants violated §11 of the Securities Act?

(b) Whether one or more defendants violated §12 of the Securities Act?

(c) Whether one or more defendants are liable under § 15 of the Securities Act?

(d) Whether the prospectuses and registration statements filed by the Funds with the SEC during or effective in the Class Period contained misrepresentations of material facts or omitted to state material facts necessary to make the statements therein not misleading?

(e) Whether the Funds were managed in a manner inconsistent with their respective investment restrictions?

(f) Whether the Funds affirmatively and properly determined the liquidity of each security purchased by the Funds and properly valued each security?

(g) Whether PWC conducted its audits of the Funds' financial statements during the Class Period in accordance with generally accepted auditing standards?

(h) Whether plaintiffs and the other members of the class have sustained damages as a result of the disclosure deficiencies and other unlawful conduct alleged herein?

70. This action is properly maintained as a class action for the following reasons:

(a) The class members are so numerous that joinder of all such class members is impracticable;

(b) There are questions of law or fact common to the class;

(c) The claims of the named plaintiffs are typical of the claims of the class;

(d) The named plaintiffs will fairly and adequately protect the interests of the class;

(e) The named plaintiffs and the class are represented by counsel experienced in class action and securities litigation;

(f) The questions of law or fact common to the class predominate over any questions affecting only individual class members;

(g) A class action is superior to other available methods for the fair and efficient adjudication of the controversy; and

(h) Plaintiffs know of no difficulty that should be encountered in the management of this litigation that would preclude its maintenance as a class action.

71. In addition, because it is likely that the damages suffered by many individual class members are small, the expense and burden of individual litigation would make it extremely difficult or impossible for some class members to individually seek redress for the wrongful conduct alleged herein.

72. The names and addresses of the members of the Plaintiff Class are in the possession of defendants. Notice can be provided to class members via first class mail using techniques and a form of notice similar to those customarily used in class actions.

LEGAL CLAIMS

COUNT ONE – VIOLATION OF SECTION 11 OF SECURITIES ACT

73. Plaintiffs incorporate ¶¶ 1-72 by reference.

74. This Count is brought pursuant to § 11 of the Securities Act, 15 U.S.C. § 77k, on behalf of plaintiffs and the Plaintiff Class and against all defendants.

75. The registrations statements by which the Funds were offered to plaintiffs and the Plaintiff Class, or to those investors from whom plaintiffs and the Plaintiff Class acquired their shares, were inaccurate and misleading, contained untrue statements of material fact, omitted to state facts necessary to make the statements therein not misleading, and omitted to state material facts required to be stated therein.

76. Defendant RMK High Income Fund, Inc. is issuer and registrant of its fund.

77. Defendant RMK Advantage Income Fund, Inc. is issuer and registrant of its fund.

78. Defendant RMK Strategic Income Fund, Inc. is issuer and registrant of its fund.

79. As issuers of their fund shares, RMK High Income Fund, Inc., RMK Advantage Income Fund, Inc., and RMK Strategic Income Fund, Inc. are liable for the above-referenced misrepresentations and omissions.

80. The other defendants were persons who signed the Funds' registration statements, were directors or persons performing similar functions for the issuers, were underwriters of the Funds, or were accountants who consented to being named in the registration statements as having prepared or certified the Funds' financial statements.

81. None of the defendants named herein made a reasonable investigation or possessed reasonable grounds to believe that the statements contained in the Funds' registration statements were true and without omissions of material facts and not misleading. Defendants could have, with the exercise of reasonable care, become aware of the misleading nature of the registration statements.

82. Through the conduct alleged above, each defendant violated, is liable under, or controlled a party who is liable under §11 of the Securities Act.

83. Plaintiffs and the Plaintiff Class acquired shares of the Funds during the Class Period and when defendants' misleading registration statements were in effect. The shares purchased by plaintiffs and the Plaintiff Class were bought pursuant to defendants' registration statements or are traceable to such registration statements.

84. Plaintiffs and the Plaintiffs Class have been damaged and are entitled to all relief from defendants permitted by § 11 of the Securities Act.

85. At the times plaintiffs purchased their Funds shares, they did not know and could not reasonably have known of the misleading statements, omissions, and misconduct set forth above. Less than one year has elapsed from the time that plaintiff discovery, and could reasonably have discovered, the misconduct giving rise to this case.

COUNT TWO – VIOLATION OF SECTION 12 OF SECURITIES ACT

86. Plaintiffs incorporate ¶¶ 1-85 by reference.

87. This Count is brought pursuant to § 12a(2) of the Securities Act, 15 U.S.C. § 77*l*, on behalf of plaintiffs and the Plaintiff Class and against all defendants other than PricewaterhouseCoopers LLP.

88. Defendants were sellers, offerors, and/or solicitors with respect to the investments in the Funds made by plaintiffs and the Plaintiff Class.

89. The Individual Defendants participated in the preparation of the prospectuses filed with respect to the Funds.

90. The prospectuses by which the Funds were offered to plaintiffs and the Plaintiff Class were inaccurate and misleading, contained untrue statements of material fact, omitted to state facts necessary to make the statements therein not misleading, and omitted to state material facts required to be stated therein.

91. Defendants could have, with the exercise of reasonable care, become aware of the misleading nature of the Funds' prospectuses.

92. Through the conduct alleged above, each defendant violated, is liable under, or controlled a party who is liable under §12a(2) of the Securities Act.

93. Plaintiffs and the Plaintiff Class acquired shares of the Funds from the issuers during the Class Period and when defendants' misleading prospectuses were in effect.

94. Plaintiffs and the Plaintiffs Class have been damaged and are entitled to all relief from defendants permitted by § 2a(2) of the Securities Act. Those plaintiffs who still own their shares of the Funds hereby tender shares to defendants.

95. At the times plaintiffs purchased their Funds shares, they did not know and could not reasonable have known of the misleading statements, omissions, and misconduct set

forth above. Less than one year has elapsed from the time that plaintiff discovery, and could reasonably have discovered, the misconduct giving rise to this case.

COUNT THREE – VIOLATION OF SECTION 15 OF SECURITIES ACT

96. Plaintiffs incorporate ¶¶ 95 by reference.

97. This Count is brought pursuant to § 15 of the Securities Act, 15 U.S.C. § 77*o*, on behalf of plaintiffs and the Plaintiff Class and against all defendants other than the fund company issuers ("the non-issuer defendants").

98. The non-issuer defendants were control persons of the Funds by virtue of their positions as directors or senior officers of the Funds and/or by virtue of their relationships with the Funds. These defendants exercised control over the general affairs of the Funds and had the power to control the conduct giving rise to plaintiffs' claims.

99. The non-issuer defendants are therefore liable for Securities Act violations alleged in Counts One and Two above.

THEREFORE, plaintiffs respectfully request that the Court:

1. Declare this action to be a proper class action pursuant to Fed. R. Civ. P. 23;

2. Grant judgment in favor of plaintiffs and the Plaintiffs Class and against defendants, jointly and severally, for rescissionary damages or other appropriate compensatory damages, including prejudgment interest;

3. Award to plaintiffs and the Plaintiff Class reasonable attorney's fees;

4. Afford plaintiffs a trial by jury.

5. Provide such further legal or equitable relief as the Court deems to be just.

Respectfully submitted,

/s/ H. Naill Falls Jr.
H. Naill Falls Jr., BPR #6787
John B. Veach III, BPR #8994
FALLS & VEACH
1143 Sewanee Rd.
Nashville, TN 37220
615/242-1800

Jeffrey S. Nobel
Robert A. Izard
Schatz Nobel Izard, P.C.
20 Church Street, Suite 1700
Hartford, CT 06103
860/493-6292

Attorneys for Plaintiffs

PH 3 OF 5

UNITED STATES DISTRICT COURT
WESTERN DISTRICT OF TENNESSEE

RICHARD A. ATKINSON, M.D., PATRICIA B. ATKINSON, PETE AVIOTTI, JR., DIANA W. CRUMP, FRANK D. TUTOR, GWENDOLYN T. TUTOR, H. AUSTIN LANDERS, JEANETTE H. LANDERS, ALABAMA ELKS TRUST, INC., FRED KRIMM, JONATHAN M. BLOOM, TODD R. LEREN, BRENDA BLATT, DAJALIS, LTD., HARVEY BERKEY, LARRY D. SHAW, NOAH B. KIMBALL, M.D., ROBERT L. SUMMIT, JR., M.D., CHARLES B. ANDERSON, M.D., ANDREA L. ANDERSON, ELROY N. SCHULER, LISBETH R. SCHULER, JAMES H. FRAZIER, LLOYD R. THOMAS, M.D., ALBERT R. COLOMBO and PATRICIA A. COLOMBO, on behalf of themselves and all others similarly situated,

Plaintiffs,

v.

MORGAN ASSET MANAGEMENT, INC., MORGAN KEEGAN & COMPANY, INC., MK HOLDING, INC., REGIONS FINANCIAL CORPORATION, REGIONS BANK, ALLEN B. MORGAN, JR., J. KENNETH ALDERMAN, WILLIAM JEFFERIES MANN, JACK R. BLAIR, ALBERT C. JOHNSON, JAMES STILLMAN R. MCFADDEN, W. RANDALL PITTMAN, MARY S. STONE, ARCHIE W. WILLIS, III, CARTER E. ANTHONY, BRIAN B. SULLIVAN, JOSEPH C. WELLER, J. THOMPSON WELLER, CHARLES D. MAXWELL, DAVID M. GEORGE, MICHELE F. WOOD, JAMES C. KELSOE, JR., DAVID H. TANNEHILL, AND PRICEWATERHOUSE-COOPERS, LLP,

Defendants.

Court File No. 2.07-cv-2784-dkv
Magistrate Judge Diane K. Vescovo

FIRST AMENDED COMPLAINT

(Class Action)

Jury Trial Demanded

TABLE OF CONTENTS

Plaintiffs individually and on behalf of all other persons similarly situated for their First Amended Complaint against defendants allege as follows:

1. This is an action by and on behalf of all persons who purchased one or more classes of shares of Regions Morgan Keegan Select Short Term Bond Fund ("Short Term Fund"), Regions Morgan Keegan Select Intermediate Bond Fund ("Intermediate Fund") and/or Regions Morgan Keegan Select High Income Fund ("High Income Fund") (together, "the Funds"), during the period December 6, 2004 through October 3, 2007, against the Funds' investment adviser, officers and directors, distributor of the Funds' shares, an affiliated trust company that advised investors to purchase, or purchased on behalf of its trust accounts, the Funds' shares, the controlling persons of such entities, and the Funds' auditor for the violation of the disclosure requirements of federal securities laws and the federal Investment Company Act. The Funds and the defendants misrepresented or failed to disclose material facts relating to (i) the nature of the risks being assumed by an investment in the Funds, (ii) the illiquidity of certain securities in which the Funds invested, (iii) the extent to which the Funds' portfolios contained securities that were illiquid or exhibited the characteristics of illiquid securities so that they were highly vulnerable to suddenly becoming unsalable at their estimated values at the prices at which they were being carried on the Funds' records, (iv) the extent to which the Funds' portfolios were subject to fair value procedures, (v) the extent to which the values of such securities, and, consequently, the net asset values ("NAVs") of the Funds, were based on estimates of value and the uncertainty inherent in such estimated values, and (vi) the concentration of investments in a single industry.

2. Defendants did not disclose the concentration, liquidity and valuation risks and uncertainties being taken by the Funds and investors therein as a result of the Funds investing an extraordinarily large (as compared with their respective peer funds) portion of

their respective portfolios in exotic, complex, thinly traded, market-untested securities of uncertain valuation that could suddenly become unsalable at their estimated values upon shifting market sentiments, resulting in precipitous price reductions of such securities and catastrophic losses for the Funds' investors, which risks materialized in the summer/fall of 2007 to cause the Funds' catastrophic losses. The direct and immediate cause of these losses was the composition of these Funds' portfolios that caused them to carry a much higher undisclosed exposure to these concentration, liquidity and valuation risks than their respective peers.

3. Plaintiffs, by and through their undersigned attorneys, bring this action upon personal knowledge as to themselves and their own acts, upon the investigation conducted by and through Plaintiffs' counsel as to all other matters, including without limitation, analysis of publicly available news articles and reports, public filings with the Securities and Exchange Commission ("SEC"), review of various web sites and Internet information sources (including the Morgan Keegan Funds website), news reports, press releases and other matters of public record, prospectuses, statements of additional information ("SAIs"), annual and semi-annual reports issued by and on behalf of the Funds, sales materials, and upon information and belief.

JURISDICTION AND VENUE

4. This action arises under:

(a) The Securities Act of 1933, as amended, 15 U.S.C. §§ 77a *et seq.* (the "Securities Act"), and, in particular, under §§ 11 and 15, 15 U.S.C. §§ 77k and 77o; and

(b) The Investment Company Act of 1940, as amended, 15 U.S.C. §§ 80a *et seq.* ("ICA" or "1940 Act"), and, in particular, under §§ 34(b) and 47(b), 15 U.S.C. §§ 80a-34(b) and 80a-46(b).

5. Venue is proper in this District, pursuant to Section 22 of the Securities Act, Section 44 of the 1940 Act, and 28 U.S.C. § 1391(b), because most of the Defendants have principal places of business or reside in this District and many of the acts complained of occurred in this District.

6. In connection with the conduct alleged herein, the Defendants used the means and instrumentalities of interstate commerce, including the United States mails and interstate telephone facilities.

PARTIES

7. Morgan Keegan Select Fund, Inc. (the "Company") was organized as a Maryland corporation on October 27, 1998. The Company is an open-end, management investment company registered under the 1940 Act. The Company consists of three portfolios, each with its own investment objective: Regions Morgan Keegan Select Short Term Bond Fund ("Short Term Fund"), Regions Morgan Keegan Select Intermediate Bond Fund ("Intermediate Fund"), and Regions Morgan Keegan Select High Income Fund ("High Income Fund"), each of which funds has three classes of shares (A, C and I). The Intermediate and High Income Funds began operation on March 22, 1999; the Short Term Fund began operations as a Morgan Keegan Select fund on November 4, 2005. This action relates to all three Funds. No claim is asserted herein against the Company or the Funds. The High Income Fund was closed to new investors in December 2002, except that any shareholder who owned this fund in an existing account could continue to purchase additional shares in their account. No claim is asserted herein against the Company.

8. Plaintiffs Richard A. Atkinson, M.D., and Patricia B. Atkinson, residents of the State of Tennessee, invested approximately $152,000 in the Intermediate Fund during the Class Period, as set forth in the accompanying certification.

9. Plaintiff Pete Aviotti, Jr., a resident of the State of Tennessee, invested approximately $893,000 in the Intermediate and High Income Funds during the Class Period, as set forth in the accompanying certification.

10. Plaintiff Diana W. Crump, a resident of the State of Tennessee, invested approximately $100,000 in the Short Term Fund during the Class Period, as set forth in the accompanying certification.

11. Plaintiffs H. Austin Landers and Jeanette H. Landers, residents of Alabama, invested approximately $515,000 in the High Income Fund during the Class Period, as set forth in the accompanying certification.

12. Plaintiff Alabama Elks Trust, Inc., whose principal office is in the State of Alabama, invested approximately $200,000 in the Intermediate Fund during the Class Period, as set forth in the accompanying certification.

13. Plaintiff Fred Krimm, a resident of the State of California, invested approximately $100,000 in the High Income Fund during the Class Period, as set forth in the accompanying certification.

14. Plaintiff Jonathan M. Bloom, a resident of the State of Florida, invested approximately $175,000 in the Intermediate Fund during the Class Period, as set forth in the accompanying certification.

15. Plaintiff Todd R. Leren, a resident of the State of Wisconsin, invested approximately $243,000 in the Intermediate Fund during the Class Period, as set forth in the accompanying certification.

16. Plaintiff Brenda Blatt, a resident of the Province of Quebec, Canada, invested approximately $75,000 in the Intermediate Fund during the Class Period, as set forth in the accompanying certification.

17. Plaintiff Dajalis Ltd., a Quebec corporation with its principal office in the Province of Quebec, Canada, invested approximately $414,000 in the Intermediate Fund during the Class Period, as set forth in the accompanying certification.

18. Plaintiff Harvey Berkey, a resident of the State of New Jersey, invested approximately $352,000 in the Intermediate Fund during the Class Period and substantial additional investments in the Intermediate and High Income Funds before the Class Period, as set forth in the accompanying certification.

19. Plaintiff Larry D. Shaw, a resident of the State of Tennessee, invested approximately $571,000 in the Intermediate Fund during the Class Period, as set forth in the accompanying certification.

20. Plaintiff Noah B. Kimball, M.D., a resident of the State of Tennessee, invested approximately $150,000 in the Intermediate Fund during the Class Period, as set forth in the accompanying certification.

21. Plaintiffs Frank D. Tutor and Gwendolyn T. Tutor, residents of the State of Tennessee, invested approximately $332,000 in the Intermediate Fund during the Class Period, as set forth in the accompanying certification.

22. Plaintiff Robert L. Summit, Jr., M.D., a resident of the State of Tennessee, invested approximately $151,000 in the Intermediate Fund during the Class Period, as set forth in the accompanying certification.

23. Plaintiffs Charles B. Anderson, M.D., and Andrea L. Anderson, residents of the State of Tennessee, invested approximately $329,000 in the Intermediate Fund during the Class Period, as set forth in the accompanying certification.

24. Plaintiffs Elroy N. Schuler and Lisbeth R. Schuler, residents of the State of Tennessee, invested approximately $120,000 in the Intermediate Fund during the Class Period, as set forth in the accompanying certification.

25. Plaintiff James H. Frazier, a resident of the State of Tennessee, invested approximately $107,000 in the High Income Fund during the Class Period plus substantial pre-Class Period investments in the Intermediate Fund, as set forth in the accompanying certification.

26. Plaintiffs Albert R. Colombo and Patricia A. Colombo, residents of the State of Tennessee, invested approximately $128,000 in the High Income Fund during the Class Period, as set forth in the accompanying certification.

27. Plaintiff Lloyd R. Thomas, M.D., a resident of the State of Tennessee, invested approximately $215,000 in the High Income Fund during the Class Period plus substantial pre-Class Period investments in the High Income Fund, as set forth in the accompanying certification.

28. Defendant Morgan Asset Management, Inc. ("Morgan Management"), a registered investment adviser, pursuant to investment advisor agreements between it and the Company, managed and advised the Funds at all times relevant herein. Morgan Management is headquartered in Birmingham, Alabama, with a principal office in Memphis, Tennessee. Morgan Management is a wholly owned subsidiary of MK Holding, Inc. Under the terms of the agreements, the Short Term Fund, Intermediate Fund and High Income Fund are charged annual management fees, before any waivers, of 0.35% (0.25% after waiver), 0.4% and 0.75% based on average daily net assets, respectively, which are calculated daily and paid monthly based on the average daily net assets of the Funds. Morgan Management usually describes itself in press releases as "the investment advisory arm of Regions Financial Corporation (NYSE: RF). Morgan Asset Management is the investment advisor to Regions Morgan Keegan Trust, Regions Morgan Keegan Select Funds, Morgan Keegan Select Fund, Inc., RMK Advantage Income Fund, Inc., RMK High Income Fund, Inc., RMK Multi-Sector High Income Fund, Inc. and RMK Strategic Income

Fund, Inc. With locations throughout the South, Morgan Asset Management, an affiliate of Morgan Keegan & Co. Inc., manages more than $33 billion for institutions and high net worth individuals. Additional information about Morgan Asset Management, Morgan Keegan and Regions—a member of the S&P 100 Index—can be found at www.morgankeegan.com and www.regions.com."

29. Defendant MK Holding, Inc. ("Holding"), is a wholly owned subsidiary of Regions Financial Corporation ("Regions") and the wholly owning parent of Morgan Management.

30. Defendant Morgan Keegan & Company, Inc. ("Morgan Keegan"), a wholly owned subsidiary of Regions, is a full service broker/dealer and is headquartered in Memphis, Tennessee. It performed administration services for the Funds and distributed the Funds' shares at all times relevant herein; Morgan Keegan also received commissions on the sale of shares of the Funds. Morgan Keegan also provided an employee to serve as the Funds' Chief Compliance Officer during most of the Class Period and, pursuant to a Fund Accounting Service Agreement with the Company, provided portfolio accounting services to the Funds for an annual fee of 0.03% based on the average daily net assets of the Funds. Morgan Keegan also served as the Transfer and Dividend Disbursing Agent for the Funds. Pursuant to the Transfer Agency and Service Agreement, each Fund pays Morgan Keegan an annual base fee per share class plus a variable fee based on the number of shareholder accounts.

31. The Company has adopted two Distribution Plans pursuant to Rule 12b-1 under the 1940 Act ("12b-1 Plans"), one with respect to Class A Shares and the other with respect to Class C Shares of the Funds. The 12b-1 Plans compensate Morgan Keegan, the Funds' primary Distributor, and other dealers and investment representatives for services and expenses relating to the sale and distribution of the Funds' shares. Under the Class A

Shares' 12b-1 Plan, the Funds pay a fee at an annual rate of up to 0.25% of the average daily net assets with respect to Class A Shares of the Funds. Under the Class C Shares' 12b-1 Plan, the Short Term Bond, Intermediate Bond and High Income Funds pay a fee at an annual rate of 0.45%, 0.60% and 0.75%, respectively, of the average daily net assets with respect to Class C Shares of each Fund.

32. Defendant Regions Bank, a wholly (directly or indirectly) owned subsidiary of Regions, is an Alabama state-chartered commercial bank that is a member of the Federal Reserve System with branch offices throughout the South and Midwest. Regions Bank's treasury division includes Regions' bond portfolio, indirect mortgage lending division and other wholesale activities. Through its trust division doing business as Regions Morgan Keegan Trust, Regions Bank advised or recommended to investors to invest in, or had discretionary authority of accounts that it caused to invest in, the Funds.

33. Defendant Regions Financial Corporation ("Regions"), a Delaware corporation, is a regional financial holding company (NYSE: RF) and the wholly owing parent corporation of Regions Bank, Holding (which owned Morgan Management) and Morgan Keegan. The Funds' shares were marketed, offered and sold by and through subsidiaries and trust departments of Regions Bank and/or other subsidiaries owned or controlled by Regions. Regions disclosed in its Form 10-Q dated November 9, 2007: "In addition to providing traditional commercial and retail banking services, Regions provides additional financial services including securities brokerage, asset management, financial planning, mutual funds, investment banking, insurance, mortgage origination and servicing, equipment financing and other specialty financing. Regions provides brokerage services and investment banking from approximately 430 offices of Morgan Keegan & Company, Inc. ("Morgan Keegan"), one of the largest investment firms based in the South." In the Funds' annual and semi-annual reports to shareholders during the Class Period, Regions described

the "Regions family of companies [to] include [sic] Regions Bank, Regions Mortgage, EquiFirst Corp., Morgan Keegan & Company, Inc., Morgan Asset Management, Inc., Regions Morgan Keegan Select Funds, Morgan Keegan Select Fund, Inc., RMK High Income Fund, Inc., RMK Strategic Income Fund, Inc., Regions Morgan Keegan Trust, FSB, Rebsamen Insurance, and other Regions affiliates." As additionally set forth below, Regions actively used its name to brand as a Regions product and service the mutual fund investment opportunities offered by the Funds.

34. Defendant Allen B. Morgan, Jr., is and was during the Class Period a Director and Chairman of the Company and is a resident of Tennessee. During the Class Period, he also served as a Director and Vice-Chairman of Regions and as a Director of Morgan Asset Management, Inc., and Chairman and Executive Managing Director of Morgan Keegan.

35. Defendant J. Kenneth Alderman is and was during the Class Period a Director of the Company and is a resident of Alabama. He also has been President of Regions Morgan Keegan Trust and Vice-Chairman and Chief Executive Officer of Morgan Management. He has been Executive Vice President of Regions. He is a Certified Public Accountant and he holds the Chartered Financial Analyst designation.

36. Defendant William Jefferies Mann was during part of the Class Period a Director of the Company and is a resident of Tennessee. He also has been Chairman and President of Mann Investments, Inc. (real estate investments/private investing) since 1985.

37. Defendant Jack R. Blair is and was during part of the Class Period a Director of the Company and is a resident of Tennessee.

38. Defendant Albert C. Johnson is and was during part of the Class Period a Director of the Company and is a resident of Alabama. He also has been an independent financial consultant and has served as a director or chief financial officer of other companies. He also was with Arthur Andersen LLP.

39. Defendant James Stillman R. McFadden is and was during the Class Period a Director of the Company and is a resident of Tennessee. McFadden Communications, LLC ("McFadden Communications"), a company of which McFadden is a majority owner, commenced a commercial banking relationship with Union Planters Bank in August 2003, which continued with Regions Bank subsequent to the June 30, 2004 merger of Union Planters Corporation and Regions. From January 1, 2005 through June 30, 2007, the largest aggregate amount of debt outstanding on the line of credit and loan was approximately $2.3 million. As of June 30, 2007, the approximate aggregate amount of debt outstanding was $2.0 million. McFadden Communications has a ten year lease with Regions Bank for certain equipment at a cost of approximately $272,000 annually. Since before the June 30, 2004 merger, McFadden Communications has performed printing services for Union Planters Corporation and/or subsidiaries and for Regions and/or subsidiaries; for the period January 1, 2005 through June 30, 2007, total revenues from services provided to Regions was approximately $2.46 million representing approximately 5.0% of McFadden Communications' revenue over that same period.

40. Defendant W. Randall Pittman is and was during the Class Period a Director of the Company and is a resident of Alabama. He also has been chief financial officer of several companies and, from 1983 to 1995, he held various positions with AmSouth Bancorporation (a bank holding company), including Executive Vice President and Controller.

41. Defendant Mary S. Stone is and was during the Class Period a Director of the Company and is a resident of Alabama. She also has been a professor at the University of Alabama Culverhouse School of Accountancy and has held the Hugh Culverhouse Endowed Chair of Accountancy since 2002. She has served as Director of the Culverhouse School of Accountancy since 2004. Three of Stone's fellow members of the faculty of the University

of Alabama Culverhouse School of Accountancy hold endowed chairs or fellowships contributed by the former "big five" accounting firms, including one contributed by Defendant PwC. She is also a former member of Financial Accounting Standards Advisory Council, AICPA, Accounting Standards Executive Committee and AACSB International Accounting Accreditation Committee. She is a Certified Public Accountant.

42. Defendant Archie W. Willis, III, is and was during the Class Period a Director of the Company and is a resident of Tennessee. He also has been President of Community Capital (financial advisory and real estate development) since 1999 and Vice President of Community Realty Company (real estate brokerage) and was a First Vice President of Morgan Keegan from 1991 to 1999. He also has served as a director of a telecommunications company and a member of a bank advisory board.

43. The Board has a standing Audit Committee. The standing Audit Committee consists of all the Directors of the funds who are not interested persons of the Company, as that term is defined in the 1940 Act ("Independent Directors"). The Audit Committee's function is to recommend to the Board the appointment of the independent accountants to conduct the annual audit of the Company's financial statements; review with the independent accountants the outline, scope and results of this annual audit and review the performance and fees charged by the independent accountants for professional services. The Audit Committee meets with the independent accountants and representatives of management to review accounting activities and areas of financial reporting and control. During the three fiscal years ended June 30, 2007, the Board's Audit Committee held ten meetings.

44. In its annual reports to shareholders during the Class Period, the Company held out Defendants Johnson, McFadden, Pittman and Stone as members of the Company's Audit Committee who are "financial experts." The Company stated in its 2004 and 2005

annual reports to the Funds' shareholders: "The Fund's Board of Directors (the "Board") has determined that James Stillman R. McFadden, W. Randall Pittman and Mary S. Stone are audit committee financial experts, as defined in Item 3 of Form N-CSR, serving on its Audit Committee. Messrs. McFadden and Pittman and Ms. Stone are independent for purposes of Item 3 of Form N-CSR." In the 2006 annual report to the Funds' shareholders, the Company included Albert C. Johnson as a "financial expert."

45. The Board also has a standing Independent Directors Committee consisting of all the Independent Directors. The Independent Directors Committee must determine at least annually whether the funds' advisory, underwriting, Rule 12b-1 and other arrangements should be approved for continuance for the following year. The Independent Directors Committee is also responsible for evaluating and recommending the selection and nomination of candidates for Independent Director, assessing whether Directors should be added or removed from the Board and recommending to the Board policies concerning Independent Director compensation, investment in the funds and resources.

46. The Company has a Qualified Legal Compliance Committee ("QLCC") that consists of all of the Independent Directors. The QLCC receives, reviews and takes appropriate action with respect to any report made or referred to the QLCC by an attorney of evidence of a material violation of applicable U.S. federal or state securities law, material breach of fiduciary duty under U.S. federal or state law or a similar material violation by the funds or by an officer, director, employee or agent of the funds. During the three fiscal years ended June 30, 2007, the Board's QLCC held no meetings.

47. Defendant Carter E. Anthony was President of the Funds from 2003 to 2006 and is a resident of Alabama. He also, from 2002 to 2006, was President and Chief Investment Officer of Morgan Management. From 2000 to 2002, he served as Executive

Vice President and Director of Capital Management Group, Regions Financial Corporation. From 1989 to 2000, he was Vice President-Trust Investments, National Bank of Commerce.

48. Defendant Brian B. Sullivan is and has been since 2006 President of the Funds and President and Chief Investment Officer of Morgan Management and is a resident of Alabama. He also has served as President of AmSouth Asset Management, Inc., which has merged or will soon merge into Morgan Management. From 1996 to 1999 and from 2002 to 2005, he served as Vice President of AmSouth Asset Management, Inc. Since joining AmSouth Bank in 1982 through 1996, Mr. Sullivan served in various capacities including Equity Research Analyst and Chief Fixed Income Officer and was responsible for Employee Benefits Portfolio Management and Regional Trust Investments. He holds the Chartered Financial Analyst designation.

49. Defendant Joseph C. Weller was from 1999 to 2006 Treasurer of the Funds and is a resident of Tennessee. He has been Executive Vice President and Chief Financial Officer of Morgan Keegan & Company, Inc. since 1969, Treasurer and Secretary of Morgan Keegan & Company, Inc. since 1969 and Executive Managing Director of Morgan Keegan & Company, Inc. since 1969. He also has served as a Director of Morgan Asset Management, Inc. since 1993.

50. Defendant J. Thompson Weller, the son of Defendant Joseph C. Weller, is and was since 2006 Treasurer of the Funds and is a resident of Tennessee. He has been or was a Managing Director, Senior Vice President and Controller of Morgan Keegan and held other financial offices of Morgan Keegan. He also was with Arthur Andersen & Co. and Andersen Consulting before joining Morgan Keegan.

51. Defendant Charles D. Maxwell is and was during the Class Period Secretary and Assistant Treasurer of the Funds and is a resident of Tennessee. He also has been Executive Managing Director, Chief Financial Officer, Treasurer and Secretary of Morgan

Keegan since 2006 and previously served as Managing Director of Morgan Keegan from 1998 to 2006 and held other executive positions with Morgan Keegan before that. He has been Secretary and Treasurer of Morgan Management. He was with the accounting firm of Ernst & Young LLP before joining Morgan Keegan.

52. Defendant David M. George was until 2006 the Chief Compliance Officer of the Funds and is a resident of Tennessee. He was also a Senior Vice President of Morgan Keegan. He has over twenty years of industry experience in broker/dealer regulation but none in registered investment company regulation. Mr. George is a member of the NASD District 5 Focus Group and Securities Industry Association's Compliance and Legal Division.

53. Defendant Michele F. Wood is and was during part of the Class Period Chief Compliance Officer of the Funds and is a resident of Tennessee. She also has been the Chief Compliance Officer of Morgan Management since 2006 and is also a Senior Vice President of Morgan Keegan. She was a Senior Attorney and First Vice President of Morgan Keegan from 2002 to 2006. Before that she was a staff attorney with FedEx Corporation from 2001 to 2002 specializing in employment litigation and an associate with Ford & Harrison LLP from 1997 to 2001.

54. Defendant James C. Kelsoe, Jr., CFA, is and was during the Class Period the Senior Portfolio Manager of the Funds and of Morgan Management and is a resident of Tennessee.

55. Defendant David H. Tannehill, CFA, is and was during the Class Period the Portfolio Manager of the Funds and of Morgan Management and is a resident of Tennessee.

56. The above identified Defendant officers and directors of the Funds, Morgan Management, Morgan Keegan, Holding, Regions Bank and Regions are sometimes hereinafter referred to as "MK Defendants."

57. During the Class Period, the Funds' officers and directors owned less than two percent of all classes of the Funds' outstanding shares.

58. The following table sets forth the dollar range of equity securities beneficially owned by each Director in the funds and in all registered investment companies overseen by the Director as of December 31, 2004 (An asterisk (*) indicates officers and/or Directors who are "interested persons" of the Company as defined by the 1940 Act by virtue of their positions with Morgan Keegan and Morgan Asset Management, Inc. (the "Adviser")):

Name of Director	Dollar Range of Equity Securities in the Funds	Aggregate Dollar Range of Equity Securities in All Registered Investment Companies Overseen by Director in Fund Complex	Portfolios in Fund Complex Overseen by Director
Allen B. Morgan, Jr. *	Over $100,000	Over $100,000	23
J. Kenneth Alderman *	$50,001-100,000	Over $100,000	23
William Jeffries Mann	None	$10,001-$50,000	23
James Stillman R. McFadden	$1-$10,000	$10,001-$50,000	23
Mary S. Stone	None	$10,001-$50,000	23
W. Randall Pittman	None	$10,001-$50,000	23
Archie W. Willis III	None	$10,001-$50,000	23

59. The following table sets forth the dollar range of equity securities beneficially owned by each Director in the funds and in all registered investment companies overseen by the Director as of December 31, 2005.

Name of Director	Dollar Range of Equity Securities in the Funds	Aggregate Dollar Range of Equity Securities in All Registered Investment Companies Overseen by Director in Fund Complex	Portfolios in Fund Complex Overseen by Director
Allen B. Morgan, Jr. *	Over $100,000	Over $100,000	18
J. Kenneth Alderman *	$50,001-100,000	Over $100,000	18
Jack R. Blair	None	$10,001-$50,000	18
Albert C. Johnson	None	None	18
James Stillman R. McFadden		$10,001-$50,000	18

Mary S. Stone	$1-$10,000	$10,001-$50,000	18
W. Randall Pittman	None	$10,001-$50,000	18
Archie W. Willis III	None	$10,001-$50,000	18
	$10,001-$50,000		

60. The following table sets forth the dollar range of equity securities beneficially owned by each Director in the funds and in all registered investment companies overseen by the Director as of September 30, 2007.

Name of Director	Dollar Range of Equity Securities in the Funds	Aggregate Dollar Range of Equity Securities in All Registered Investment Companies Overseen by Director in Fund Complex	Portfolios in Fund Complex Overseen by Director
Allen B. Morgan, Jr. *	Over $100,000	Over $100,000	18
J. Kenneth Alderman *	Over $100,000	Over $100,000	18
Jack R. Blair	None	$10,001-$50,000	18
Albert C. Johnson	None	None	18
James Stillman R. McFadden	$1-$10,000	$10,001-$50,000	18
Mary S. Stone	None	$10,001-$50,000	18
W. Randall Pittman	None	$50,001-$100,000	18
Archie W. Willis III	$10,001-$50,000	$10,001-$50,000	18

61. Based on the preceding three paragraphs, all but one of the Funds' five or six independent directors during the Class Period owned none to insignificant dollar amounts of the Funds' shares and were also directors of 15 or 20 other mutual funds in the Regions Morgan Keegan fund family. Thus, a minimal to non-existent portion of these purported independent directors' personal assets was at risk in the Funds, and they were necessarily preoccupied with the other 15 or 20 Regions Morgan Keegan funds of which they were directors during the Class Period, failing to devote the necessary and appropriate attention to the concentration, liquidity and valuation risks and uncertainties unique (as compared with the other Regions Morgan Keegan funds) to the Funds.

62. Defendant PricewaterhouseCoopers ("PwC"), a limited liability partnership, is a national public accounting and auditing firm that, during the Class Period, had one of its several principal places of business in Tennessee. During the Class Period, PwC audited the Funds' annual financial statements, reviewed the Fund's semi-annual financial statements, issued reports on the Funds' internal controls, and read the Funds' prospectuses and each amendment thereto and affirmed the financial information therein to the extent that such information was derived from the Funds' audited financial statements. At all relevant times, PwC held itself out as possessing special expertise in the auditing of financial statements of, and the management of, registered investment companies such as the Funds.

63. Defendants either:

(a) participated, directly or indirectly, in the wrongful conduct alleged herein;

(b) combined to engage in the wrongful transactions and dealings alleged herein;

(c) knew, or in the exercise of reasonable care, should have known, of the misrepresentations and omissions of material facts, or recklessly caused such misrepresentations or omissions of material facts to be made; or

(d) benefited from the wrongful conduct alleged.

CLASS ACTION ALLEGATIONS

64. The class that plaintiffs seek to represent includes all persons and entities that purchased any of classes A, C or I of shares of the Short Term, Intermediate, and High Income Funds' common stock from the Funds, through Morgan Keegan, or otherwise, at any time during the period from December 6, 2004 through October 3, 2007, inclusive (the "Class Period"). The class excludes the Defendants, any affiliates and subsidiaries of the corporate defendants, the officers and directors of the corporate defendants and members of their families, any entity in which any excluded party has a controlling interest, or any legal representatives, heirs, successors and assigns of any of the foregoing persons.

65. There are questions of law and fact common to plaintiffs and the other members of the class that predominate over any questions solely affecting individual members of the class. Among the questions of law and fact common to this class are the following:

(a) Whether Defendants violated, or are otherwise to be held liable under, §§ 11, 12, and 15 of the Securities Act and § 34(b) of the ICA as alleged herein;

(b) Whether defendants participated in and pursued the common course of conduct complained of;

(c) Whether in documents disseminated to the investing public and the Funds' shareholders, and filed with the SEC during the Class Period, defendants omitted and/or misrepresented material facts about the uncertain value of the Funds' assets, the Funds' pricing, the Funds' valuation practices, the illiquidity of the Funds' assets, and the risks involved in owning the Funds' shares, including risks posed by illiquidity, and valuation uncertainty, as alleged herein;

(d) Whether, in omitting to state and/or misrepresenting material facts, Defendants acted in such a manner as to be liable to the Funds' shareholders pursuant to the statutory claims asserted herein;

(e) Whether registration statements issued and amended by the Funds during the Class Period were false and misleading as alleged herein;

(f) Whether the Funds were managed in a manner inconsistent with their respective investment restrictions and MK Defendants' representations about how the Funds would be managed;

(g) Whether the Defendants engaged in, or failed to identify, portfolio transactions that were inconsistent with the Funds' investment restrictions and that violated the 1940 Act as alleged herein;

(h) Whether the Funds and Morgan Management affirmatively determined the liquidity of each security, of lack thereof, purchased by the Funds at the time of purchase;

(i) Whether PwC failed to identify portfolio transactions that were inconsistent with, or in violation of, the Funds' investment restrictions and that violated the 1940 Act, failed to advise the Funds' board of directors of such matters, and failed to disclose such matters to the Funds' shareholders and prospective shareholders;

(j) Whether PwC undertook to inform the Funds' officers and directors of facts, circumstances or practices that violated the Funds' investment restrictions or that otherwise posed significant risks to the Funds and their shareholders;

(k) Whether PwC conducted its audits of the Funds' financial statements during the Class Period in accordance with generally accepted auditing standards;

(l) Whether the Funds' annual financial statements were presented in accordance with generally accepted accounting principles or whether those financial statements omit required financial statements and financial statement disclosures;

(m) Whether the value of certain of the Funds' assets and, accordingly, the Funds' net asset values, were uncertain;

(n) Whether the Defendants failed to adhere to required and disclosed valuation procedures;

(o) Whether Morgan Management priced all of the assets of the Funds on a daily basis and whether they violated the 1940 Act by issuing and redeeming shares in the Funds on any days when they did not price all of the Funds' assets;

(p) Whether plaintiffs and the other members of the class are entitled to rescind their purchases of the Funds' shares during the Class Period;

(q) Whether plaintiffs and the other members of the class have sustained damages as a result of the disclosure deficiencies and other unlawful conduct alleged herein; and

(r) If plaintiffs and the other members of the class have been so damaged, what the proper measure of damages is.

66. This action is properly maintained as a class action for the following reasons:

(a) The class members are so numerous that joinder of all such class members is impracticable;

(b) There are questions of law or fact common to the class;

(c) The claims of the named plaintiffs are typical of the claims of the class;

(d) The named plaintiffs will fairly and adequately protect the interests of the class;

(e) The named plaintiffs and the class are represented by counsel experienced in class action and securities litigation;

(f) The questions of law or fact common to the class predominate over any questions affecting only individual class members;

(g) A class action is superior to other available methods for the fair and efficient adjudication of the controversy; and

(h) Plaintiffs know of no difficulty that should be encountered in the management of this litigation that would preclude its maintenance as a class action.

STATEMENT OF FACTS: ALL DEFENDANTS

THE FUNDS' AND THEIR LOSSES

67. The Intermediate and High Income Funds were opened in 1999; the Short Term Fund began operations as a series of the Company in 2005 following the merger of the Short Term Fund with a fund the management rights to which were acquired by Morgan Management. The Funds' shares were issued pursuant to prospectuses included as part of a

SEC Form N-1A registration statement filed with the SEC. The first registration statement relating to the Funds became effective on May 22, 1999 and was amended thereafter on at least the following dates: October 28, 1999, June 6, 2000, June 30, 2006, August 17, 2000, August 18, 2000, August 25, 2000, October 30, 2000, November 11, 2007, October 26, 2001, October 28, 2002, October 29, 2003, September 10, 2004, October 28, 2004, November 23, 2004, December 13, 2004, February 11, 2005, September 1, 2005, October 31, 2005, August 31, 2006, October 30, 2006, and November 29, 2007.

68. As of November 23, 2007, Morningstar reported the High Income Fund's NAV was down almost 55% year-to-date; from December 31, 2006 until November 30, 2007, the High Income Fund's NAV per share declined from $10.14 to $3.91 for a loss of $6.23 per share, or 61.4%.

69. As of November 23, 2007, Morningstar reported the Intermediate Fund's NAV was down over 43% year-to-date; from December 31, 2006 until November 30, 2007, the Intermediate Fund's NAV per share declined from $9.93 to $5.07 for a loss of $4.86 per share or 48.9%.

70. Based on its December 31, 2007 NAV, Morningstar reported the Short Term Fund's total return was a negative 11.6% during calendar 2007; from December 31, 2006 until December 31, 2007, the Short Term Fund's NAV per share declined from $10.09 to $8.44 for a loss of $1.65 per share or 16.4%.

71. Of 426 other short-term bond funds, 439 other intermediate-term bond funds, and 253 other high-yield bond funds, none suffered losses of this magnitude during the same period.

72. These extraordinary losses in share value were caused (1) by the Funds' extraordinarily large (as compared with the Funds' respective peer funds) investments in relatively new types of thinly traded (i.e., illiquid), exotic, complex structured fixed income

securities, whose uncertain valuations had to be estimated, that had not been tested through market cycles and (2) by the failure of the Funds to have previously complied with required and disclosed procedures relating to the manner in which the Funds' assets were invested, the liquidity of their assets would be maintained, the lack of liquidity in the Funds' portfolios, the pricing of their assets, the valuation procedures used to price their assets, the uncertainty inherent in the estimated value of their assets, and/or the failure to disclose such breaches and failures and conditions in the Funds' portfolios, all of which rendered them extraordinarily vulnerable to changes in market conditions, far more vulnerable than other short-term, intermediate-term and high-yield bond funds affected by the same events and conditions in the subprime and other fixed income markets in 2007.

73. As the subprime events unfolded in the fixed income markets in the summer of 2007, buyers of, including purported market makers for, these financial instruments disproportionately (compared with their peer funds) purchased by the Funds disappeared, as such securities became suspect even when the underlying collateral continued to pay principal and interest. This resulted in a greater supply of such securities than a demand for such securities that in turn caused the values of all similar types of such securities to drop dramatically, an entirely foreseeable event for securities that traded in thin markets or for which market quotations were not readily available, as was the case with a significant portion of the Funds' portfolio securities. In an open-end fund, such as the Funds, such drops in aggregate asset values are immediately translated into losses in the Funds' net asset value per share because the per share price at which open-end funds buy and sell their shares is the value of the net assets of the fund—i.e., the value of assets minus liabilities—divided by the number of outstanding shares.

74. The Funds' extraordinary losses in share value were not caused by economic or market forces. The events experienced by the fixed income securities markets in 2007

affected all fixed income funds but had a far greater adverse effect on the Funds than on their short- and intermediate-term and high income peers because the Funds' portfolios were significantly different than their respective peer funds. The Funds contained disproportionately large positions in the new untested structured financial instruments and other illiquid securities—i.e., securities for which market quotations were not readily available and, therefore, could be valued only by the use of fair value pricing procedures based on estimates of value that are inherently uncertain.

75. The disproportionate adverse effect of these events on the Funds could not reasonably have been foreseen or anticipated by persons investing in the Funds, in light of the Funds' disclosures and perception in the market place and their failure to disclose the extent to which their portfolios held securities uniquely vulnerable to these kinds of market events and the concentration, liquidity and valuation risks inherent in holding such large amounts of such securities. The disproportionate adverse effect of these events on the Funds could and should reasonably have been foreseen and anticipated by Defendants in view of the magnitude of illiquid securities in the Funds' portfolios and the recent history of similar events affecting niches of the fixed income securities markets and the SEC, industry and accounting guidance regarding the need for open-end funds to ensure they maintain liquid portfolios and the valuation difficulty/uncertainty attendant to thinly traded and illiquid securities.

76. During the Class Period, the Funds heavily invested in collateralized bond obligations ("CBOs"), collateralized loan obligations ("CLOs"), and collateralized mortgage obligations ("CMOs"), collectively sometimes referred to as "collateralized debt obligations" ("CDOs") or "structured financial instruments." These securities are usually only thinly traded—i.e., multiple market quotations for these securities are not regularly readily available—and, based on their characteristics, are illiquid. As a consequence, the values of these securities can only be estimated, which estimated valuations are inherently uncertain.

77. No other short-term, intermediate-term or high-yield bond fund had invested as heavily in these structured financial instruments as did the three Regions Morgan Keegan Funds. On July 19, 2007, Bloomberg News quoted Jim Kelsoe, the senior portfolio manager of the Funds, as having an "intoxication" with such securities. Bloomberg further reported that an analyst at Morningstar, Inc., the mutual fund research firm, noted that "[a] lot of mutual funds didn't own much of this stuff" and that the High Income Fund was "the one real big exception."

78. Thus, the extraordinary decline (as compared with other funds of their type) in the Funds' respective net asset values in 2007 was caused by the illiquidity of the market for those of the Funds' securities whose values could only be estimated in the absence of readily available market quotations and were thus vulnerable to becoming suddenly unsalable at their estimated values upon shifting market sentiments affecting such securities, resulting in precipitous price reductions for such securities.

79. In sales materials dated June 30, 2007, the High Income Fund represented to existing and prospective shareholders that the Fund provides the "[p]otential for lower NAV volatility than typical high-yield funds."

80. In its sales materials dated June 30, 2007 and September 30, 2007, the High Income Fund represented to existing and prospective shareholders the following (emphasis supplied):

- "**Opportunity for High Current Income** . . . The *relatively conservative credit posture* of the Fund reflects our goal of higher yields *without excessive credit risk*."
- "**Broad Diversification** A unique advantage of the Select High Income Fund is its diversification across a wide variety of high-income debt and equity-linked securities. Not limited to high-yield corporate bonds, we invest in many types of mortgage-backed and asset-backed securities, as well as various types of convertible securities and income-producing stocks."

The September 30, 2007 sales materials omitted the representation described in preceding paragraph 79 above.

81. In its sales materials dated September 30, 2007, the Intermediate Fund represented to existing and prospective shareholders the following (emphasis supplied):

(a) "The Fund provides:

- "A higher level of current income *than typical money market investments*
- "A *diversified* portfolio of *mostly investment-grade* debt instruments, with some exposure to below-investment-grade assets."

(b) "**Concentrate on Value** *Credit fundamentals* and relative value drive the investment decisions. The Fund's focus is on "undervalued" and "out-of-favor" sectors and securities, which still have *solid credit fundamentals*. In addition to purchasing investment-grade securities to fulfill its investment objectives, the Fund may invest up to 35% of its assets in below-investment-grade debt securities. The portfolio seeks to maintain a balanced exposure across the investment-grade spectrum."

(c) "**Broad Diversification** The *single best way to reduce the risk* of any portfolio is through *adequate diversification*. The *Intermediate portfolio is diversified* not only with regard to issuer, but also *industry*, *security type* and maturity. Furthermore, the Select Intermediate Bond Fund *does not invest in speculative derivatives*."

82. The investment objective of the Short Term Fund, which could not be changed without shareholder approval, was to "seek[] a high level of income by investing in intermediate maturity, investment grade bonds [and] seek[] capital growth as a secondary objective when consistent with the fund's primary objective."

83. The investment objective of the Short Term Fund throughout the Class Period, which could not be changed without shareholder approval, was "a high level of current income consistent with preservation of capital."

84. The Short Term Fund further represented in its prospectuses throughout the Class Period that it would "normally maintain a dollar-weighted average portfolio maturity of three years or less, but may purchase individual securities with longer maturities" in order "to moderate principal fluctuations."

85. In its sales materials dated September 30, 2007, the Short Term Fund represented to shareholders whose investment objective was seeking competitive income with preservation of capital the following (emphasis supplied):

(a) The Short Term Fund provided

- "A higher level of current income *than typical CDs, savings accounts, or money market instruments*"
- "A *greater stability in principal value* than that of longer term bonds or bond funds"
- "A *diversified* portfolio of short-term investment-grade debt securities"

(b) "**Concentrate on Value** The Fund seeks to provide current income and *capital preservation* by maintaining a portfolio of *investment-grade* debt securities. The Fund will attempt to utilize a wide variety of assets, all with *solid credit fundamentals*, to maximize short-term income. The portfolio invests primarily in issues rated in one of the *four highest credit rating categories* by a nationally recognized statistical rating organization; however, the Fund may invest up to 10% in below-investment-grade securities"

(c) "**Minimize Risk** Historically, as interest rates move up and down, bonds with longer maturities experience greater price fluctuations than bonds with shorter maturities. Generally, longer-term bonds offer higher yields, but the trade-off is a higher degree of price volatility. By limiting the maturity of its portfolio securities, the Fund seeks to moderate principal fluctuations and, thus, provide a *more stable net asset value*."

(d) "Short-term bonds offer *less volatility* than long-term investments and potentially greater income and total return than *money market and other conservative investments*."

86. During the Class Period, the MK Defendants, on a website that prominently displays the Funds' affiliation with Regions, under the heading "THE RELIABILITY OF INVESTING WISELY," advertised as follows (emphasis supplied):

> "When you invest in RMK Select Funds, *you know exactly where you're going and exactly what you own*. Each Fund has a *well defined, 'no-surprises'* style of structured, *disciplined decision making*; each portfolio manager is *required* to select only the most promising investments *consistent with that style*."

87. The Funds were not perceived to expose investors therein to the risk of catastrophic losses. Morningstar, Inc., which rates the performance of mutual funds on a risk-adjusted basis, awarded the Intermediate and High Income Funds five stars, its highest possible rating, a fact that Morgan Management and those Funds highlighted in those Funds' Semi-Annual Report to Shareholders for the six months ended December 31, 2004, which report was distributed to the Funds' shareholders and prospective shareholders during at least the succeeding six months.

88. The Morningstar five-star rating of High Income Fund was likewise highlighted on the Morgan Keegan website in 2005: "The RMK Select Mid Cap Growth Fund and the RMK Select High Income Fund have earned Morningstar's highest five-star rating."

89. In an article entitled "A Bond Fund That's Redefining Pain" on the Seeking Alpha website on October 13, 2007, the author noted that the Intermediate Fund was supposed to be safe: ". . . consider the case of the Regions Morgan Keegan Select Intermediate Bond Fund. Ostensibly this is intended to be a "normal" investment-grade bond fund. And yet it somehow **lost over 21% so far in 2007**. And you thought the Global Alpha fund was having a bad year! At least investing in a hedge fund you knew you were taking risk. *This was supposed to be an investment grade bond fund.* You know, where you don't take a lot of risk? You know, the safe part of your portfolio?" http://seekingalpha.com/article/49762-a-bond-fund-that-s-redefining-pain (emphasis in original).

90. These Fund representations, which focused on the Funds' relative principal stability as compared with their peers, would and did lead reasonable investors to conclude the Funds were relatively safe and concealed the concentration, liquidity and valuation risks being taken by the Funds and investors therein as a result of the Funds investing an extraordinarily large portion of their respective portfolios in exotic, complex, thinly traded securities of

uncertain valuation that could suddenly become unsalable at their estimated values upon shifting market sentiments.

THE FUNDS' PERFORMANCES COMPARED WITH THEIR RESPECTIVE PEERS

91. According to their sales materials dated September 30, 2007, the Funds' performances for the indicated periods through September 30, 2007 were as follows:

(a) Short Term Fund:

Class of Shares	**A**		**C**		**I**	**Average**
Max Load/No Load	**No**	**Max**	**No**	**Max**	**No**	
Period ending						
Quarter	-5.91%	-7.32%	-5.97%	-6.91%	-5.85%	-6.39%
Six Months	-5.69%	-7.10%	-5.80%	-6.74%	-5.57%	-6.18%
One Year	-2.99%	-4.45%	-3.19%	-4.16%	-2.75%	-3.51%
Average Annualized Total Returns						
Three Years	1.35%	0.84%	N/A	N/A	1.61%	1.27%

(b) Intermediate Fund:

Class of Shares	**A**		**C**		**I**	**Average**
Max Load/No Load	**No**	**Max**	**No**	**Max**	**No**	
Period ending						
Quarter	-19.96%	-21.56%	-20.05%	-20.85%	-19.91%	-20.47%
Six Months	-21.71%	-23.28%	-21.96%	-22.74%	-21.70%	-22.28%
One Year	-19.85%	-21.45%	-20.15%	-20.95%	-19.65%	-20.41%
Average Annualized Total Returns						
Three Years	-3.55%	-4.19%	-3.92%	-3.92%	-3.34%	-3.78%

(c) High Income Fund:

Class of Shares	**A**		**C**		**I**	**Average**
Max Load/No Load	**No**	**Max**	**No**	**Max**	**No**	
Period ending						
Quarter	-32.71%	-34.40%	-32.69%	-33.36%	-32.56%	-33.14%
Six Months	-34.56%	-36.19%	-34.62%	-35.27%	-34.37%	-35.00%
One Year	-32.96%	-34.63%	-33.19%	-33.85%	-32.68%	-33.46%
Average Annualized Total Returns						
Three Years	-6.69%	-7.48%	-7.14%	-7.14%	-6.45%	-6.98%

92. The Funds' respective performances, as compared with the performances of their peers for the twelve months ended September 28, 2007 (December 31, 2007 for the Short Term Fund), were magnitudes worse than all other comparable funds:

Period ending	Interme-diate Fund*	All Inter-mediate Bond Funds	High Income Fund*	All High Income Funds	Short Term Fund	All Short Term Funds
9/28/07; 12/31/07	-20.41%	4.10%	-33.46%	7.00%	-11.6%	4.53%

* Average of load and no load classes A, C and I from tables in preceding paragraph.

Source: Wall Street Journal, October 2, 2007, page R3; Morningstar 12/31/07.

93. As of October 31, 2007, the High Income Fund's year-to-date performance was almost six times worse than the next poorest performing high income fund, was 26 times worse than the median fund, and was 2.4 times worse than the 19 percentage point range of all of the other 254 high income funds; for one year, the High Income Fund's performance was even worse when compared to its peers:

254 High Income Funds	Year to Date	One Year	Five Years
RMK High Income Fund	-46.24%	-45.28%	-2.77%
All Other High Income Funds			
Lowest	-8.29%	-5.95%	--
Median	1.80%	3.75%	8.54%
Highest	10.71%	13.48%	14.14%

Source: http://personal.fidelity.com/research/funds/?bar=s (November 22, 2007).

94. The following table demonstrates that the High Income Fund was far worse than any of the other nine worst performing high income funds (of 254 such funds) for the year-to-date and one year periods:

Fund Name(all matching funds)	Load Adjusted Returns[1]		
	YTD	1 Yr△	5 Yr
RMK Select High Income CL A (MKHIX)	-46.24%	-45.28%	-2.77%
Integrity High Income CL A (IHFAX)	-8.29%	-5.95%	--
Integrity High Income CL C (IHFCX)	-5.69%	-3.38%	--
UBS High Yield CL B (BNHBX)*	-2.17%	-0.77%	9.70%
SunAmerica High Yield CL A (SHNAX)	-2.30%	-0.41%	13.89%
American Cent High Yld CL B (ACYBX)	-2.12%	-0.24%	--

Columbia Conservative High Yield CL B (CHGBX)	-1.97%	-0.18%	5.60%
Summit High Yield Bond CL A (SFHIX)	-1.86%	-0.14%	11.28%
Oppenheimer Champion Income CL B (OCHBX)	-2.25%	0.13%	9.79%
UBS High Yield CL A (BNHYX)	-1.18%	0.17%	9.81%

Source: http://personal.fidelity.com/research/funds/?bar=s (November 22, 2007).

95. As of October 31, 2007, the Intermediate Fund's year-to-date performance was almost seven times worse than the next poorest performing high income fund, was 22 times worse than the median fund, and was almost three times worse than the 15 percentage point range of all of the other 440 intermediate term bond funds:

440 Intermediate Bond Funds	Year to Date	One Year	Five Years
RMK Intermediate Fund*	-43.24		-5.88
All Other Intermediate-Term Funds			
Lowest	-6.25%	-4.93%	--
Median	1.97%	2.90%	6.91%
Highest	9.44%	10.20%	11.02%

Source: http://personal.fidelity.com/research/funds/?bar=s (November 22, 2007), except regarding Intermediate Fund.

* The Morgan Keegan Intermediate Fund is not included in the Fidelity intermediate bond fund screen; the data for Intermediate Fund is as of November 21, 2007 and is from Morningstar.com: http://quicktake.morningstar.com/FundNet/Snapshot.aspx?Country=U.S.&pgid=hetopquote&Symbol=MKIBX

96. The following table demonstrates that the Intermediate Fund was far worse than any of the ten worst performing intermediate bond funds (of 440 such funds) for the year-to-date and one year periods:

Fund Name(all matching funds)	Load Adjusted Returns[1] YTD	1 Yr	5 Yr
Intermediate Fund*	-43.24%		-5.88%
Principal Preferred Securities CL A (PPSAX)	-6.25%	-4.93%	--
SSgA Bond Market CL I (SSBMX)	-3.63%	-3.13%	2.33%
Columbia Income CL B (CIOBX)	-3.60%	-2.93%	4.80%
JP Morgan Bond CL B (JBDBX)	-3.58%	-3.17%	2.98%
SSgA Intermediate (SSINX)	-3.57%	-3.21%	1.83%

SSgA Bond Market CL R (SBMRX)	-3.53%	-3.23%	--
Security Diversified Income CL B (SUGBX)	-3.36%	-2.73%	1.99%
AIM Income CL B (ABIFX)	-3.23%	-3.04%	4.74%
Phoenix Insight Bond CL A (HTBZX)	-3.01%	-2.14%	2.40%
Hartford Income CL B (HTIBX)	-2.96%	-1.91%	4.52%

Source: http://personal.fidelity.com/research/funds/?bar=s (November 22, 2007).

*The Morgan Keegan Intermediate Fund is not included in the Fidelity intermediate bond fund screen; the data is from Morningstar.com, whose website is identified in the preceding paragraph.

97. As of December 31, 2007, the Short Term Fund's performance for one year was over three times worse than the second next poorest performing short-term fund, was 14 percentage points worse than the median fund, and was over 21 percentage points worse than the highest high income fund:

164 Short-Term Bond Funds	One Year
RMK Short Term Fund*	-11.6%
All Other Short-Term Funds:	
Second Lowest	-3.29%
Median	3.30%
Highest	10.20%

Source: http://personal.fidelity.com/research/funds/?bar=s (January 11, 2008), except regarding Short Term Fund.

* The Morgan Keegan Short Term Fund is not included in the Fidelity short-term bond fund screen; the data for Short Term Fund is as of December 31, 2007 and is from Morningstar.com: http://quicktake.morningstar.com/FundNet/Snapshot.aspx?Country= U.S. &pgid=hetopquote&Symbol=MSTBX

98. The following table demonstrates that the Short Term Fund was far worse than any of the 30 worst performing short-term bond funds (164 of such funds) for one year:

Investment Category	Load Adjusted Returns[1] 1 Yr△
RMK Short Term Fund*	-11.25%
Security Capital Presvn CL B (SICBX)	-5.02%
Security Capital Presvn CL A (SIPAX)	-3.29%

Metropolitan West Strategic Inc CL M (MWSTX)	-3.29%
Metropolitan West Strategic Inc CL I (MWSIX)	-3.11%
Hartford Short Duration CL B (HSDBX)	-2.62%
Dreyfus Premier Short Term Income CL B (DSHBX)	-1.66%
Security Capital Presvn CL C (SICCX)	-1.00%
AllianceBernstein Sht Dur CL A (ADPAX)	-0.89%
Short Term Bond Fund of America CL B (AMSBX)	-0.87%
JP Morgan Short Term Bond CL A (JSTAX)	-0.82%
MFS Ltd Maturity CL B (MQLBX)	-0.78%
Phoenix Insight Short/Intermed CL A (HIMZX)	-0.62%
American Interm Bond Fd of America CL B (IBFBX)	-0.54%
Van Kampen Limited Duration CL B (ACFTX)	-0.38%
AllianceBernstein Sht Dur CL B (ADPBX)	-0.18%
Van Kampen Limited Duration CL A (ACFMX)	-0.16%
DWS Short Duration CL B (SDUBX)	-0.15%
Allegiant Limited Maturity Bond CL B (AINBX)	-0.11%
Hartford Short Duration CL A (HSDAX)	-0.01%
Credit Suisse Short Duration Bd CL A (CSHAX)	0.05%
BlackRock Low Duration Bond CL B (BLDBX)	0.10%
Old Mutual Dwight Sht Trm Fxd Inc CL A (OIRAX)	0.23%
FFTW Limited Duration Inv CL (FNSRX)	0.38%
Phoenix Multi-Sector Shrt Trm Bd CL B (PBARX)	0.40%
JP Morgan Short Term Bond II CL A (HSTGX)	0.47%
Principal Inv Short-Term Bond CL A (PLTBX)	0.71%
Phoenix Multi-Sector Shrt Trm Bd CL A (NARAX)	0.74%
Van Kampen Limited Duration CL C (ACFWX)	0.93%
William Blair Income CL N (WBRRX)	1.08%

Source: http://personal.fidelity.com/research/funds/?bar=s (January 11, 2008), except regarding Short Term Fund.

* The Morgan Keegan Short Term Fund is not included in the Fidelity short-term bond fund screen; the data is from Morningstar.com, whose website is identified in the preceding paragraph.

99. The following chart shows the Intermediate Fund's NAV during the years 2004 through 2007:


MKIBX
Week of Oct 4th, 2004 Open: 10.13 High: 10.35 Low: 10.12 Close: 10.14
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(c) 2007 Yahoo! Inc
2003 Apr Jul Oct 2004 Apr Jul Oct 2005 Apr Jul Oct 2006 Apr Jul Oct 2007 Apr Jul Oct
Splits Dividends
1d 5d 1m 3m 6m YTD 1y 2y 5y Max
Time Range Dec 30,2002 - Dec 24,2007

Source: http://finance.yahoo.com/charts#chart1:symbol=mkibx;range=5y 12/27/07

100. The following chart demonstrates the Intermediate Fund's performance in terms of the growth of $10,000, as compared with a bond index and with all intermediate bond funds:


18.0
16.0
14.0
12.0
10.0
9.0
1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007

Orange (bottom) line: Lehman Brothers Aggregate Bond Total Return Index

Green (middle) line: Intermediate-Term Bond fund category.

Source:
http://quicktake.morningstar.com/fundnet/TotalReturns.aspx?Country=USA&Symbol=RIBCX
12/11/07

101. The following chart shows the High Income Fund's NAV during the years 2004 through 2007:


MORGAN KEEGAN HI INCM A
as of 13-Dec-2007
12
10
8
6
4
2
Jan04
Jan05
Jan06
Jan07
Copyright 2007 Yahoo! Inc.
http://finance.yahoo.com/

http://finance.yahoo.com/q/bc?s=MKHIX&t=5y

102. The following chart demonstrates the High Income Fund's performance in terms of the growth of $10,000, as compared with a bond index and with all high-yield bond funds:


27.0
22.0
18.0
14.0
10.0
8.0
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007

Orange (bottom) line: Lehman Brothers Aggregate Bond Total Return Index

Green (middle) line: High-Yield Bond fund category.

Source: http://quicktake.morningstar.com/FundNet/TotalReturns.aspx?Country=USA&Symbol=MKHIX

103. The following chart shows the Short Term Fund's NAV during the years 2004 through 2007:


REGIONS MORGAN KEEGAN SEL LEADE
as of 10-Jan-2008
10.5
10.0
9.5
9.0
8.5
8.0
Jan04
Jan05
Jan06
Jan07
Copyright 2008 Yahoo! Inc.
http://finance.yahoo.com/

http://finance.yahoo.com/q/bc?s=MSTBX&t=5y

104. The following chart demonstrates the Short Term Fund's performance in terms of the growth of $10,000, as compared with a bond index and with all short-term bond funds:


13.3
12.8
12.1
11.4
10.7
10.0
9.0
2003
2004
2005
2006
2007

Orange (bottom) line: Lehman Brothers Aggregate Bond Total Return Index

Green (middle) line: Short-Term fund category.

Source: http://quicktake.morningstar.com/fundnet/Snapshot.aspx?Country=USA& Symbol= MSTBX

THE FUNDS DID NOT LIMIT THEIR INVESTMENTS IN ILLIQUID SECURITIES, AS THEY SAID THEY WOULD

105. The SEC guidelines provide that open-end registered investment companies not invest more than 15% of their portfolios in illiquid securities, guidance that the investment company industry interprets as an SEC requirement: "SEC policies require, however, that no more than 15% of a mutual fund's net assets be illiquid (10% for money markets)." Investment Company Institute: Valuation and Liquidity Issues for Mutual Funds, February 1997 p. 41

106. As disclosed in their Statement of Additional Information ("SAI"), during the Class Period, the Intermediate and High Income Funds were subject to a non-fundamental investment restriction prohibiting the Funds from purchasing "any security if, as a result, more than 15% of its net assets would be invested in securities that are illiquid because they are subject to legal or contractual restrictions on resale or because they cannot be sold or disposed of in the ordinary course of business at approximately the prices at which they are valued."

107. The Short Term Fund represented, in its November 1, 2005 Statement of Additional Information, that, as a non-fundamental investment limitation, the Fund

(a) would not "[p]urchase any illiquid security if, as a result, more than 15% of the fund's net assets (based on current value) would then be invested in such securities; provided, however, that no more than 10% of the fund's total assets may be invested in the aggregate in (a) restricted securities, (b) securities of companies that (with predecessor companies) have a record of less than three years of continuous operations and (c) securities that are not readily marketable";

(b) but that, "as a matter of non-fundamental operating policy, currently does not intend to invest in [restricted] securities in the coming year."

108. Notwithstanding, and contrary to, the representation in the preceding paragraph, just two months after making this representation, on December 31, 2005, the Short Term Fund's portfolio included 21 securities worth $15.4 million in restricted securities, or 21% of its total investments. On June 30, 2006, without in the meantime disclosing to its existing shareholders that the Fund had reversed its policy prohibiting all investments in restricted securities, the Short Term Fund's portfolio included $20.8 million in restricted securities, or 31.5% of its total investments.

109. In its November 1, 2006 Statement of Additional Information, the Short Term Fund represented that it "will not purchase securities for which there is no readily available market . . . . if immediately after and as a result, the value of such securities would exceed, in the aggregate, 15% of the fund's net assets" but did not disclose to its existing shareholders that it had reversed its policy prohibiting all investments in restricted securities.

110. A "non-fundamental" investment restriction is one that can be changed without shareholder approval but cannot be implemented without disclosing the change. The restriction was not changed and was in effect during the entire Class Period.

111. A violation of a "fundamental" investment restriction is a violation of section 13 of the ICA. The Funds' adviser and directors, without any shareholder input, can choose whether an investment restriction is "fundamental" or "non-fundamental."

112. With respect to the 15% limitation, in their SAIs during the Class Period, the Funds represented that "if through a change in values, net assets, or other circumstances, a fund were in a position where more than 15% of its net assets was invested in illiquid securities, it would consider appropriate steps to protect liquidity."

113. The Funds did not disclose in their prospectus that they would invest more than 15% of their respective portfolios in illiquid securities; nor did they disclose that they did, or would, do so in contravention of the SEC's guidance or that they were prohibited

from doing so by the "non-fundamental" investment restriction imposed on the Funds by the Funds' directors in compliance with what the investment company industry interprets as an SEC requirement and that the Funds regularly violated that restriction.

114. Illiquid securities are those that "cannot be sold or disposed of in the ordinary course of business at approximately the prices at which they are valued." SAI p. 6.

115. Defendants acknowledged that factors to be taken into account in determining liquidity include:

(a) frequency of trades or quotes,

(b) number of dealers willing to purchase or sell the instrument and the number of other potential purchases,

(c) whether those dealers have undertaken to make a market in the instrument, and

(d) nature of security (e.g., uniqueness) and the nature of the marketplace in which the instrument trades, including the time needed to dispose of the security, the method of soliciting offers, and the mechanics of transfer.

Funds' 11/1/06 Statement of Additional Information pp 29-30.

116. Securities for which market quotations are not readily available are illiquid securities, as are securities subject to legal or contractual restrictions on resale.

117. Fair-valued securities are securities for which market quotations are not readily available whose values must be estimated in good faith in accordance with procedures adopted by a mutual fund's board of directors. Fair valued securities are securities that have not traded in significant volume for a substantial period. Fair valued securities are illiquid securities.

118. Illiquid securities must be fair valued.

119. Fair valued securities are thinly traded.

120. Thinly traded securities must be fair valued.

121. Securities that have not traded in significant volume for a substantial period are illiquid securities; securities that have not traded in significant volume for a substantial period must be fair-valued.

122. The SEC requires that open-end investment companies state the percentage of illiquid investments.

123. During the Class Period, many, if not most or all, of the structured financial instruments in which the Funds invested, did not regularly trade or were thinly traded. Such securities were, at the time they were purchased by the Funds and during the time they were held by the Funds, illiquid. Accordingly, the investments by the Funds in illiquid securities substantially exceeded 15% of their respective net assets, as a result of purchases by the Funds in violation of the Funds' own non-fundamental investment restriction and SEC guidance.

124. The Funds did not disclose in their common prospectus that the Funds were exposed to liquidity risk: the risk that the Funds' exotic, new, untested structured securities traded in a thin market and were at risk of suddenly becoming unsalable at the estimated values at which they were being carried on the Funds' books and records because the small number of dealers purporting to make a market in any one of these securities today might, upon a shift in market sentiment, disappear tomorrow, leaving the Funds with no one to buy their securities when they wanted to sell them.

125. The following table shows that, during the Class Period, the Funds held substantial amounts of securities that were fair valued (designated for the first time in the Funds' respective lists of portfolio investments in the June 30, 2007 annual report with an "(e)") and/or "restricted" (securities subject to legal or contractual restrictions on resale and designated in the Funds' respective lists of portfolio investments in the Funds' annual and semi-annual reports during the Class Period with an "(a)") and were, therefore, illiquid securities

(denominator for "% based on $ amount" is the Fund's total investments in securities as reported in its annual and semi-annual reports):

	Intermediate Fund (000,000s)			High Income Fund (000,000s)			Short Term Fund (000,000s)		
September 30, 2007	# Secu-rities	$	% based on $ amount	# Secu-rities	$	% based on $ amount	# Secu-rities	$	% based on $ amount
Total Investments	118	$467	100.0	185	$402.8	100.0	69	$75.7	100.0
Fair valued	86	$298.9	60.0	127	$262.9	65.3	21	$18.8	24.9
Restricted	76	$325.4	69.7	114	$264.2	65.6	24	$22.1	29.2
Both	58	$257.7	55.2	90	$209.1	51.9	19	$17.3	22.9
June 30, 2007									
Total Investments	181	$1021	100.0	312	$1046	100.0	74	$86.4	100.0
Fair valued	98	$ 515	50.4	172	$ 626	59.8	23	$26.6	30.7
Restricted	101	$ 611	59.8	152	$ 616	58.9	27	$33.6	38.9
Both	72	$ 425	41.6	123	$ 473	45.2	17	$21.9	25.3
December 31, 2006									
Total Investments	151	$914	100.0	300	$1243	100.0	69	$79.1	100.0
Fair valued	NA	NA	NA	NA	NA	NA	NA	NA	NA
Restricted	81	$512	56.0	132	$ 644	51.8	21	$20.3	25.7
Both	NA	NA	NA	NA	NA	NA	NA	NA	NA
June 30, 2006									
Total Investments	135	$673.7	100.0	183	$1193	100.0	72	$66.0	100.0
Fair valued	NA	$376.1	55.8	NA	$590.0	49.5	NA	$12.0	18.2
Restricted	79	$382.3	56.7	100	$ 564	47.3	22	$20.8	31.5
Both	NA	NA	NA	NA	NA	NA	NA	NA	NA
December 31, 2005									
Total Investments	133	$560.3	100.0	271	$1145	100.0	75	$73.7	100.0
Fair valued	NA	NA	NA	NA	NA	NA	NA	NA	NA
Restricted	75	$284.5	50.7	115	$569.0	49.6	21	$15.4	21.0
Both	NA	NA	NA	NA	NA	NA	NA	NA	NA
June 30, 2005									
Total Investments	123	$482.0	100.0	244	$1114	100.0	NA	NA	NA
Fair valued	NA	NA	NA	NA	NA	NA	NA	NA	NA
Restricted	74	$231.4	48.0	98	$494.0	44.3	NA	NA	NA
Both	NA	NA	NA	NA	NA	NA	NA	NA	NA
December 31, 2004									
Total Investments	109	$367.1	100.0	232	$1059	100.0	NA	NA	NA
Fair valued	NA	NA	NA	NA	NA	NA	NA	NA	NA
Restricted	76	$199.6	54.3	111	$542.9	51.2	NA	NA	NA

	Intermediate Fund (000,000s)			High Income Fund (000,000s)			Short Term Fund (000,000s)		
Both	NA	NA	NA	NA	NA	NA	NA	NA	NA
June 30, 2004									
Total Investments	88	$248.2	100.0	184	$997.9	100.0	NA	NA	NA
Fair valued	NA	NA	NA	NA	NA	NA	NA	NA	NA
Restricted	66	$140.6	56.6	90	$420.0	52.6	NA	NA	NA
Both	NA	NA	NA	NA	NA	NA	NA	NA	NA

126. From the table in the preceding paragraph, with respect to those years for which fair valued securities were disclosed or are now known, most of the fair-valued securities were also restricted and most of the restricted securities were also fair-valued. Also, during the Class Period, an extraordinarily high 44% to 57% of the Intermediate and High Income Funds' portfolios consisted of restricted securities, which are illiquid or have the characteristics of securities that can suddenly become unsalable at their estimated values.

127. During the Class Period, 21% to 39% of the Short Term Fund's portfolio consisted of restricted securities and securities for which there was no readily available market, even though during the Class Period, aside from the representation regarding its "current intent" not to invest in restricted securities in 2006, the Short Term Fund could not invest more than 10% of net assets in restricted securities and "securities that are not readily marketable" or not more than 15% of net assets in securities "for which there is no readily available market."

128. The Funds disclosed on October 3, 2007 that, as of June 30, 2006, and June 30, 2007, the Funds held securities that were fair valued and were, therefore, illiquid securities, as follows:

(a) Intermediate Fund: 55.8% of its investment securities were fair valued at June 30, 2006, and 50.4% at June 30, 2007.

(b) High Income Fund: 49.5% of its investment securities were fair valued at June 30, 2006, and 59.7% at June 30, 2007.

(c) Short Term Fund: 18.2% of its investment securities were fair valued at June 30, 2006, and 30.7% at June 30, 2007

129. During the Class Period, a material percentage of each Fund's portfolio was invested in securities "subject to legal or contractual restrictions on resale."

130. During its fiscal year 2006, the Intermediate Fund had net purchases of fair valued securities of $184 million.

131. During its fiscal year 2006, the High Income Fund had net purchases of fair valued securities of $107 million.

132. During its fiscal year 2006, the Short Term Fund had net purchases of fair valued securities of $14.5 million.

133. Based on the foregoing, the Funds purchased illiquid securities when more than 15% of the Funds' respective portfolios were illiquid, thus violating the Funds' own investment restriction that prohibited the Funds from purchasing "any [illiquid] security" when the Funds' already held illiquid securities whose value exceeded 15% of the Funds' respective net assets at the time of such purchases.

134. The Funds' management knew, or should have known, of the illiquid nature of the structured financial instruments that dominated the Funds' portfolios. AICPA Statement of Position ("SOP") 93-1, which provides guidance to auditors on financial accounting and reporting by registered investment companies, which, although focused on high-yield securities, "is also applicable to other debt securities held as investments by investment companies," such as the exotic, complex, thinly traded structured financial instruments of the types in which the Funds invested, says the following about the liquidity of such securities, which is as applicable to the Funds' structured financial instruments as it is to the high-yield securities held by the Funds:

(a) The market for such securities "may not always be liquid."

(b) "The market risk is often heightened by the absence of centralized high-yield bond exchanges and relatively thin trading markets, which make it more difficult to liquidate holdings quickly and increases the volatility of the market price."

(c) "Market-value risk for holders of high-yield debt securities is compounded by the relatively thin trading market in such securities, which increases price volatility and makes it difficult to liquidate holdings efficiently at any specific time. Determination of market prices is difficult given the illiquid or sometimes nonexistent trading market."

135. Recognizing the need to maintain "liquidity and flexibility" as a "defensive tactic" in "unusual market conditions," the Intermediate and High Income Funds disclosed that it would invest in investment-grade short-term securities. Contrary to this representation, the Intermediate Fund failed to invest in sufficient amounts of liquid investment-grade short-term securities to maintain the Fund's requisite liquidity but instead excessively invested in illiquid securities.

THE FUNDS' UNCERTAIN NET ASSET VALUE

136. Investment companies such as the Funds report their investment securities at value, which is defined as the quoted market price for securities for which market quotations are readily available. If market quotations are not readily available (where the fund is permitted to invest in securities for which market quotations are not readily available), they report an estimate of value (fair value) as determined in good faith by the board of directors.

137. The Funds' disclosures regarding how they valued securities for which market quotations were not readily available underwent a confusing evolution during the Class Period but in all instances omitted the material facts of the magnitude of the Funds' securities whose values were being estimated and variously omitted other material facts, as follows:

(a) November 1, 2004 prospectus:

> Calculating Share Price . . . . Securities traded in the over-the-counter market and listed securities for which no sales were reported on that date

are stated at the last-quoted bid price. The Intermediate Bond Fund and the High Income Fund normally obtain market values for their portfolio securities from an independent pricing service or from the use of an internal matrix system that derives value based on comparable securities. Debt securities with remaining maturities of 60 days or less are valued at amortized cost, or original cost plus accrued interest, both of which approximate market value. When the funds believe that a market quote does not reflect a security's true value, the funds may substitute for the market quote a fair value estimate made according to methods approved by the Board of Directors. Because foreign markets may be open on days when U.S. markets are closed, the value of foreign securities could change on days when you can't buy or sell fund shares.

(b) November 1, 2004 SAI:

VALUATION OF SHARES . . . .Securities traded in the over-the-counter market and listed securities for which no sales were reported on that date are stated at the last-quoted bid price. The Intermediate Fund and the High Income Fund normally obtain market values for their securities from an independent pricing service or from the use of an internal matrix system that derives value based on comparable securities. Debt securities with remaining maturities of 60 days or less are valued normally at amortized cost or original cost plus accrued interest accrued interest, both of which approximate market. When the funds believe that a market quote does not reflect a security's true value, the funds may substitute for the market value a fair value estimate made according to methods approved by the Board.

(c) December 31, 2004 semi-annual report:

. . . .Securities traded in the over-the-counter market and listed securities for which no sale was reported on that date are stated at the last-quoted bid price. The funds normally obtain market values for their securities from an independent pricing service or from the use of an internal matrix system that derives value based on comparable securities. Debt securities with remaining maturities of 60 days or less are valued at amortized cost, or original cost plus accrued interest, both of which approximate market. Investments in open-end registered investment companies are valued at net asset value. When the funds believe that a market quote does not reflect a security's true value, the funds may substitute for the market value a fair value estimate made according to methods approved by the Board of Directors. The values assigned to fair value investments are based on available information and do not necessarily represent amounts that might ultimately be realized, since such amounts depend on future developments inherent in long-term investments. Further, because of the inherent uncertainty of valuation, such estimated values may differ significantly from the values that would have been used had a ready market for the investments existed, and the differences could be material.

(d) June 30, 2005 annual report

Investment Valuations—. . . . Securities for which no sales were reported for that day are valued at the last available bid quotation on the exchange or system where the security is principally traded.Long-term debt securities, including U. S. government securities, listed corporate bonds, other fixed income and asset-backed securities, and unlisted securities and private placement securities, are generally valued at the mean of the latest bid and asked price as furnished by an independent pricing service. Short-term debt securities having a maturity of sixty days or less from the valuation date may be valued at amortized cost, which approximates market value. Investments in open-end registered investment companies are valued at net asset value as reported by those investment companies. Investments for which market quotations are not readily available, or available quotations which appear to not accurately reflect the current value of an investment, are valued at fair value as determined in good faith by the Valuation Committee using procedures established by and under the direction of the Board of Directors. The values assigned to fair valued investments are based on available information and do not necessarily represent amounts that might ultimately be realized, since such amounts depend on future developments inherent in long-term investments. Further, because of the inherent uncertainty of valuation, those estimated values may differ significantly from the values that would have been used had a ready market for the investments existed, and the differences could be material.

(e) November 1, 2005 prospectus:

The Short Term Bond Fund, Intermediate Bond Fund and High Income Fund normally obtain market values for their portfolio securities from an independent pricing service or from the use of an internal matrix system that derives value based on comparable securities. Debt securities with remaining maturities of 60 days or less are valued at amortized cost, or original cost plus accrued interest, both of which approximate market value. When the funds believe that a market quote does not reflect a security's true value, the funds may substitute for the market quote a fair value estimate made according to methods approved by the Board of Directors. Because foreign markets may be open on days when U.S. markets are closed, the value of foreign securities could change on days when you can't buy or sell fund Shares.

When price quotations for certain securities are not readily available or if the available quotations are not believed to be reflective of market value, those securities shall be valued at "fair value" as determined in good faith by the Adviser's Valuation Committee. Such determinations shall be made in accordance with procedures approved by the Fund's Board. The Funds may use the fair value of a security to calculate their NAV when, for example, (1) a portfolio security is not traded in a public market or the principal market in which the security trades is closed, (2) trading in a portfolio security is suspended and not resumed prior to the normal market close, (3) a portfolio security is not traded in significant volume for a substantial period, or (4) the Adviser determines that the quotation or price for a portfolio security provided by a dealer or independent pricing services is inaccurate.

There can be no assurance that a fund could purchase or sell a portfolio security at the price used to calculate the fund's NAV. In the case of "fair valued" portfolio securities, lack of information and uncertainty as to the significance of information may lead to a conclusion that a prior valuation is the best indication of a portfolio security's present value. Fair valuations generally remain unchanged until new information becomes available. Consequently, changes in the fair valuation of portfolio securities may be less frequent and of greater magnitude than changes in the price of portfolio securities valued at their last sale price, by an independent pricing service, or based on market quotations.

(f) November 1, 2005 SAI:

VALUATION OF SHARES . . . . Securities traded in the over-the-counter market and listed securities for which no sale was reported on that date are stated at the last-quoted bid price. The Intermediate Fund and the High Income Fund normally obtain market values for their securities from an independent pricing service or from the use of an internal matrix system that derives value based on comparable securities. Short-term debt securities with remaining maturities of 60 days or less are valued normally at amortized cost or original cost plus accrued interest accrued interest, both of which approximate market. When the funds believe that a market quote does not reflect a security's true value, the funds may substitute for the market value a fair value estimate made according to methods approved by the Board.

. . .

Equity and debt securities issued in private placements shall be valued on the bid side by a primary market dealer. U.S. Government securities for which market quotations are available shall be valued at a price provided by an independent pricing service or primary market dealer by an independent pricing service or primary market dealer. Short-term debt securities with remaining maturities of more than 60 days, for which market quotations are readily available, shall be valued by an independent pricing service or primary market dealer. Short-term debt securities with remaining maturities of 60 days or less shall each be valued at cost with interest accrued or discount accreted to the date of maturity, unless such valuation, in the judgment of the Adviser, does not represent market value. Securities which are valued in accordance herewith in a currency other than U.S. dollars shall be converted to U.S. dollar equivalents at a rate obtained from a recognized bank, dealer or independent service on the day of valuation.

When price quotations for certain securities are not readily available or if the available quotations are not believed to be reflective of market value, those securities shall be valued at "fair value" as determined in good faith by the Adviser's Valuation Committee. Such determinations shall be made in accordance with procedures approved by the fund's Board. The fund may use the fair value of a security to calculate its NAV when, for example, (1) a portfolio security is not traded in a public market or the principal market in which the security trades is closed, (2) trading in a portfolio security is suspended and not resumed prior to the normal market close, (3) a portfolio security is not traded in significant volume for a substantial period, or (4) the Adviser determines that the quotation or price for a portfolio security provided by a dealer or independent pricing services is inaccurate.

There can be no assurance that the fund could purchase or sell a portfolio security at the price used to calculate the fund's NAV. In the case of fair valued portfolio securities, lack of information and uncertainty as to the significance of information may lead to a conclusion that a prior valuation is the best indication of a portfolio security's present value. Fair valuations generally remain unchanged until new information becomes available. Consequently, changes in the fair valuation of portfolio securities may be less frequent and of greater magnitude than changes in the price of portfolio securities valued at their last sale price, by an independent pricing service, or based on market quotations.

(g) December 31, 2005 semi-annual report:

Securities for which no sales were reported for that day are valued at the last available bid quotation on the exchange or system where the security is principally traded. Long-term debt securities, including U.S. government securities, listed corporate bonds, other fixed income and asset-backed securities and unlisted securities and private placement securities, are generally valued at the latest price furnished by an independent pricing service. Short-term debt securities having a maturity of sixty days or less from the valuation date may be valued at amortized cost, which approximates market value. Investments in open-end registered investment companies are valued at net asset value as reported by those investment companies. Investments for which market quotations are not readily available, or available quotations which appear to not accurately reflect the current value of an investment, are valued at fair value as determined in good faith by the Valuation Committee using procedures established by and under the direction of the Board of Directors. The values assigned to fair valued investments are based on available information and do not necessarily represent amounts that might ultimately be realized, since such amounts depend on future developments inherent in long-term investments. Further, because of the inherent uncertainty of valuation, those estimated values may differ significantly from the values that would have been used had a ready market for the investments existed, and the differences could be material.

(h) June 30, 2006 annual report

Investment Valuations—. . . Securities traded in the over-the-counter market and listed securities for which no sales were reported for that date are valued at the last-quoted bid price. Equity and debt securities issued in private placements shall be valued on the bid side by a primary market dealer. Long-term debt securities, including U. S. government securities, listed corporate bonds, other fixed income and asset-backed securities, and unlisted securities and private placement securities, are generally valued at the latest price furnished by an independent pricing service or primary market dealer. Short-term debt securities with remaining maturities of more than sixty days for which market quotations are readily available shall be valued by an independent pricing service or primary market dealer. Short-term debt securities with remaining maturities of sixty days or less shall be valued at cost with interest accrued or discount accreted to the date of maturity unless such valuation, in the judgment of Morgan Asset Management, Inc., the

Adviser, does not represent market value. Investments in open-end registered investment companies are valued at net asset value as reported by those investment companies. Investments for which market quotations are not readily available, or available quotations which appear to not accurately reflect the current value of an investment, are valued at fair value as determined in good faith by the Adviser's Valuation Committee using procedures established by and under the direction of the Com-pany's Board of Directors. The values assigned to fair valued investments are based on available information and do not necessarily represent amounts that might ultimately be realized, since such amounts depend on future developments inherent in long-term investments. Further, because of the inherent uncertainty of valuation, those estimated values may differ significantly from the values that would have been used had a ready market for the investments existed, and the differences could be material.

(i) November 1, 2006 prospectus:

Account Policies – Calculating Share Price . . . .

Investments in securities listed or traded on a securities exchange are valued at the last quoted sales price on the exchange where the security is primarily traded as of close of business on the NYSE, usually 4:00 p.m. Eastern Time, on the valuation date. Equity securities traded on the Nasdaq National Market System are valued at the Nasdaq Official Closing Price, usually 4:00 p.m., Eastern Time, on the valuation date. Securities traded in the over-the-counter market and listed securities for which no sales were reported for that date are valued at the last-quoted bid price. Equity and debt securities issued in private placements shall be valued on the bid side by a primary market dealer. Long-term debt securities, including U.S. government securities, listed corporate bonds, other fixed income and asset-backed securities, and unlisted securities and private placement securities, are generally valued at the latest price furnished by an independent pricing service or primary market dealer. Short-term debt securities with remaining maturities of more than sixty days for which market quotations are readily available shall be valued by an independent pricing service or primary market dealer. Short-term debt securities with remaining maturities of sixty days or less shall be valued at cost with interest accrued or discount accreted to the date of maturity, unless such valuation, in the judgment of the Adviser, does not represent market value. Investments in open-end registered investment companies are valued at net asset value as described in those investment companies' prospectuses.

When price quotations for certain securities are not readily available or if the available quotations are not believed to be reflective of market value, those securities shall be valued at "fair value" as determined in good faith by the Adviser's Valuation Committee. Such determinations shall be made in accordance with procedures approved by the fund's Board. A fund may use the fair value of a security to calculate its NAV when, for example, (1) a portfolio security is not traded in a public market or the principal market in which the security trades is closed, (2) trading in a portfolio security is suspended and not resumed prior to the normal market close, (3) a portfolio security is not traded in significant volume for a substantial period, or (4) the Adviser determines that the quotation or price for a portfolio security provided by a dealer or independent pricing services is inaccurate.

Among the more specific factors that should be considered by the Valuation Committee in determining the fair value of a security are: (1) type of security; (2) financial statements of the issuer; (3) cost at date of purchase (generally used for initial valuation); (4) size of the Fund's holding; (5) for restricted securities, and discount from market value of unrestricted securities of the same class at the time of purchase; (6) the existence of a shelf registration for restricted securities; (7) information as to any transactions or offers with respect to the security; (8) special reports prepared by analysts; (9) the existence of merger proposals, tender offers or similar events affecting the security; (10) the price and extent of public trading in similar securities of the issuer or comparable companies (11) the fundamental analytical data relating to the investment; (12) the nature and duration of restrictions on disposition of the securities; and (13) and evaluation of the forces which influence the market in which these securities are purchased and sold.

There can be no assurance that a fund could purchase or sell a portfolio security at the price used to calculate the fund's NAV. In the case of "fair valued" portfolio securities, lack of information and uncertainty as to the significance of information may lead to a conclusion that a prior valuation is the best indication of a portfolio security's present value. Fair valuations generally remain unchanged until new information becomes available. Consequently, changes in the fair valuation of portfolio securities may be less frequent and of greater magnitude than changes in the price of portfolio securities valued at their last sale price, by an independent pricing service, or based on market quotations.

(j) November 1, 2006 SAI:

VALUATION OF SHARES . . .

. . . .Securities traded in the over-the-counter market and listed securities for which no sales were reported for that date are valued at the last-quoted bid price. Equity and debt securities issued in private placements shall be valued on the bid side by a primary market dealer. Long-term debt securities, including U.S. government securities, listed corporate bonds, other fixed income and asset-backed securities, and unlisted securities and private placement securities, are generally valued at the latest price furnished by an independent pricing service or primary market dealer. Short-term debt securities with remaining maturities of more than 60 days for which market quotations are readily available shall be valued by an independent pricing service or primary market dealer. Short-term debt securities with remaining maturities of 60 days or less shall be valued at cost with interest accrued or discount accreted to the date of maturity, unless such valuation, in the judgment of the Adviser, does not represent market value.

. . .

When price quotations for certain securities are not readily available or if the available quotations are not believed to be reflective of market value, those securities shall be valued at "fair value" as determined in good faith by the Adviser's Valuation Committee. Such determinations shall be made in accordance with procedures approved by the fund's Board. A fund may use the fair value of a security to calculate its NAV when, for example, (1) a portfolio security is not traded in a public market or the principal market in which the security trades is closed, (2) trading in a portfolio security is suspended and not resumed prior to the normal market close, (3) a portfolio security is not traded in significant volume for a substantial period, or (4) the Adviser determines that the quotation or price for a portfolio security provided by a dealer or independent pricing services is inaccurate.

There can be no assurance that a fund could purchase or sell a portfolio security at the price used to calculate the fund's NAV. In the case of fair valued portfolio securities, lack of information and uncertainty as to the significance of information may lead to a conclusion that a prior valuation is the best indication of a portfolio security's present value. Fair valuations generally remain unchanged until new information becomes available. Consequently, changes in the fair valuation of portfolio securities may be less frequent and of greater magnitude than changes in the price of portfolio securities valued at their last sale price, by an independent pricing service, or based on market quotations.

(k) December 31, 2006 semi-annual report:

Investment Valuations . . . . Securities traded in the over-the-counter market and listed securities for which no sales were reported for that date are valued at the last quoted bid price. Equity and debt securities issued in private placements shall be valued on the bid side by a primary market dealer. Long-term debt securities, including U.S. government securities, listed corporate bonds, other fixed income and asset-backed securities and unlisted securities, are generally valued at the latest price furnished by an independent pricing service or primary market dealer. Short-term debt securities with remaining maturities of more than sixty days for which market quotations are readily available shall be valued by an independent pricing service or primary market dealer. Short-term debt securities with remaining maturities of sixty days or less shall be valued at cost with interest accrued or discount accreted to the date of maturity, unless such valuation, in the judgment of Morgan Asset Management, Inc. (the "Adviser") does not represent market value. Investments in open-end registered investment companies, if any, are valued at NAV as reported by those investment companies. Foreign securities denominated in foreign currencies, if any, are translated from the local currency into U.S. dollars using current exchange rates. Investments for which market quotations are not readily available, or available quotations which appear to not accurately reflect the current value of an investment, are valued at fair value as determined in good faith by the Adviser's Valuation Committee using pro-cedures established by and under the direction of the Company's Board of Directors. The values assigned to fair valued investments are based on available information and do not necessarily represent amounts that might ultimately be realized, since such amounts depend on future developments inherent in long-term investments. Further, because of the inherent uncertainty of valuation, those estimated values may differ significantly from the values that would have been used had a ready market for the investments existed, and the differences could be material.

(l) On October 3, 2007, after the Funds had already suffered most of the catastrophic losses suffered as of the initiation of this lawsuit, the Funds finally disclosed in the Funds' June 30, 2007 annual report to shareholders, although in an obscure manner buried near the end of the annual report to shareholders, most of the facts not previously disclosed, as set forth hereinafter:

> *Investment Valuations* . . . . Securities traded in the over-the-counter market and listed securities for which no sales were reported for that date are valued at the last quoted bid price.
>
> Equity and debt securities issued in private placements are valued on the bid side by a primary market dealer. Long-term debt securities (including U.S. government securities, listed corporate bonds, other debt and asset-backed securities, and unlisted securities and private placement securities) are generally valued at the latest price furnished by an independent pricing service or primary market dealer. Short-term debt securities with remaining maturities of more than sixty days for which market quotations are readily available are valued by an independent pricing service or primary market dealer. Short-term debt securities with remaining maturities of sixty days or less are valued at cost with interest accrued or discount accreted to the date of maturity, unless such valuation, in the judgment of Morgan Asset Management, Inc. (the "Adviser") does not represent market value.
>
> Investments in open-end registered investment companies, if any, are valued at NAV as reported by those investment companies. Foreign securities denominated in foreign currencies, if any, are translated from the local currency into U.S. dollars using current exchange rates.
>
> Investments for which market quotations are not readily available, or if avail-able quotations are not believed to be reflective of market value, those securities are valued at fair value as determined by the Adviser's Valuation Committee using procedures established by and under the supervision of the Company's Board of Directors. The values assigned to fair valued investments are based on available information and do not necessarily represent amounts that might ultimately be realized, since such amounts depend on future developments inherent in long-term investments. Further, because of the inherent uncertainty of valuation,

those estimated values may differ significantly from the values that would have been used had a ready market for the investments existed, and the differences could be material. As of June 30, 2007, certain debt securities held by Regions Morgan Keegan Select Short Term Bond Fund, Regions Morgan Keegan Select Intermediate Bond Fund and Regions Morgan Keegan Select High Income Fund were fair valued and the value of these securities represented approximately 29%, 51% and 59% of the net assets of the Funds.

8 Below Investment Grade Debt Securities Risk The Funds may invest in investment grade and below investment grade debt securities, including mortgage-backed and asset-backed securities. Below investment grade debt securities, commonly known as "junk bonds," involve a higher degree of credit risk than investment grade debt securities. In the event of an unanticipated default, a Fund would experience a reduction in its income, a decline in the market value of the securities so affected and a decline in the net asset value of its shares. During an economic downturn or period of rising interest rates, highly leveraged and other below investment grade issuers may experience financial stress that could adversely affect their ability to service principal and interest payment obligations, to meet projected business goals and to obtain additional financing. The market prices of below investment grade debt securities are generally less sensitive to interest rate changes than higher-rated investments but are more sensitive to adverse economic or political changes or individual developments specific to the issuer than higher-rated investments. Periods of economic or political uncertainty and change, such as the recent market environment, can be expected to result in significant volatility of prices for these securities. Rating Services consider these securities to be speculative in nature.

See also Note 9—Security Valuations and Subsequent Events.

9 Security Valuations and Subsequent Events Liquidity and Valuation of Portfolio Securities—Recent instability in the markets for fixed income securities, particularly mortgage-backed and asset-backed securities, has affected the liquidity of the Funds' portfolios. In addition, the Funds have experienced significant net redemptions of their shares.

Under current market conditions, many of the Funds' portfolio securities may be deemed to be illiquid. "Illiquid securities" are generally those that cannot be sold or disposed of in the ordinary course of business at approximately the prices at which they are valued. This may result in illiquid securities being disposed of at a price different from the recorded value since the market price of illiquid securities generally is more volatile than that of more liquid securities. This illiquidity of portfolio securities may result in the Funds incurring greater losses on the sale of some portfolio securities than under more stable market conditions. Such losses can adversely impact the Funds' net asset values per share. The Adviser and its affiliates may periodically purchase shares of the Funds at net asset value or take other steps to provide liquidity but are not required to do so. Moreover, there is no assurance that these measures would be sufficient to avoid adverse impact on the Funds. From July 1, 2007 through August 31, 2007, the Adviser and its affiliates purchased approximately $30.0 million and $55.2 million in shares of Intermediate Bond Fund and High Income Fund, respectively.

The current market instability has also made it more difficult to obtain market quotations on many of the Funds' portfolio securities. In the absence of observable and reliable market quotations, portfolio securities are valued by the Adviser at their "fair value" under procedures established and monitored by the Funds' Board of Directors.

A Fund may use the fair value of a security to calculate its NAV when, for example, (1) a portfolio security is not traded in a public market or the principal market in which the security trades is closed, (2) trading in a portfolio security is suspended and not resumed prior to the normal market close, (3) a portfolio security is not traded in significant volume for a substantial period, or (4) the Adviser determines that the quotation or price for a portfolio security provided by a dealer or independent pricing services is inaccurate.

Among the more specific factors that are considered by the Valuation Committee in determining the fair value of a security are: (1) type of security; (2) financial statements of the issuer; (3) cost at date of purchase (generally used for initial valuation); (4) for restricted securities, the discount from market value of unrestricted securities of the same class at the time of purchase; (5) the existence of a shelf registration for restricted securities; (6) information as to any transactions or offers with respect to the security; (7) special reports prepared by analysts; (8) the existence of merger proposals, tender offers or similar events affecting the security; (9) the price and extent of public trading in similar securities of the issuer or comparable companies; (10) the fundamental analytical data relating to the investment; (11) the nature and duration of restrictions on disposition of the securities; and (12) evaluation of the forces which influence the market in which these securities are purchased and sold.

There can be no assurance that a Fund could purchase or sell a portfolio security at the price used to calculate the Fund's NAV. Changes in the fair valuation of portfolio securities may be less frequent and of greater magnitude than changes in the price of portfolio securities valued at their last sale price, by an independent pricing service, or based on market quotations.

In light of the market instability and the complexity of fair value judgments, the Board of Directors, effective August 2007, has retained an independent valuation consultant to assist in determining the fair value of certain of the Funds' portfolio securities. Fair valuation procedures are currently being used to value a substantial portion of the assets of the Funds. The "fair value" of securities may be difficult to determine and thus judgment plays a greater role in this valuation process.

The degree of judgment involved in determining the fair value of an investment security is dependent upon the availability of quoted market prices or observable market parameters. When observable market prices and parameters do not exist, judgment is necessary to estimate fair value. The valuation process takes into consideration factors such as interest rate changes, movements in credit spreads, default rate assumptions, prepayment assumptions, type and quality of collateral, security seasoning, and market dislocation. Imprecision in estimating fair value can impact the amount of unrealized appreciation or depreciation recorded for a particular portfolio security and differences in the assumptions used could result in a different determination of fair value, and those differences could be material. The following table sets forth a sensitivity analysis to demonstrate the inherent volatility, on an absolute value basis, in the value of the Funds' "fair valued" investments at August 31, 2007. A hypothetical 10% change in the "fair value" of all such portfolio securities could result in an increase or decrease in valuation of the overall portfolio of the magnitude listed below. These measures do not reflect diversification benefits across categories of assets and, given the differing likelihood of such events occurring, these measures have not been aggregated:

10% Sensitivity Measure as of August 31, 2007***	**Short Term Bond Fund**	**Intermediate Bond Fund**	**High Income Fund**
A-Rated Securities by NRSRO	$1,247,823	$15,157,193	$ 2,255,093
B-Rated Securities by NRSRO	1,059,312	18,846,403	13,757,143
C-Rated Securities by NRSRO	—	26,944	1,218,474
Other/Unrated Securities	—	599,625	12,502,886

*** *Unaudited.*

> *Report of Independent Registered Certified Public Accounting Firm for fiscal year ended 6/30/07 [dated 10/3/07]*
>
> . . . .
>
> As explained in Notes 2 and 9, the financial statements include securities valued at $26,065,956 (29 percent of net assets), $514,922,503 (51 percent of net assets) and $624,867,802 (59 percent of net assets) of Regions Morgan Keegan Select Short Term Bond Fund, Regions Morgan Keegan Select Intermediate Bond Fund and Regions Morgan Keegan Select High Income Fund, respectively, whose fair values have been estimated in good faith by Morgan Asset Management, Inc.'s Valuation Committee under procedures established by the Funds' Board of Directors in the absence of readily ascertainable market values. However, these estimated values may differ significantly from the values that would have been used had a ready market for the securities existed, and the differences could be material.

138. The disclosures in the preceding paragraph 137 were materially misleading for the following reasons:

(a) Regarding all such disclosures except in the Funds' June 30, 2007 annual report, given the magnitude of restricted securities in the Funds' portfolios during the Class Period, and accordingly the magnitude of securities for which market quotations were not readily available, there was no disclosure of the following material facts:

(1) the quantity and proportion of the Funds' assets for which market quotations were not readily available and whose values had to therefore be estimated, rendering their published NAVs highly uncertain estimates,

(2) as required by SEC Form N-1A, Item 6, the effect of using fair value pricing on the valuation of the Funds' portfolios, and the Funds' respective NAVs, of a hypothetical percentage change in the estimated values of the Funds' fair-valued securities, including:

(A) the percentage of such increase or decrease of each Fund's net assets and the dollar amount,

(B) the percentage effect of such hypothetical change on each Fund's NAV per share on the date as of which such hypothetical change was calculated, and

(C) to prominently and in clear, understandable plain English text display all such disclosures at the beginning of the annual report (e.g., in the Funds' president's letter to shareholders on page 1), and

(3) in the auditor's report in order to call investors' attention to the magnitude of uncertain valuations permeating the Funds' portfolios and NAVs and the effect of such uncertainty on the Funds' respective NAVs, which disclosures were first partially made on October 3, 2007 in the Funds' June 30, 2007 annual report to shareholders.

(b) Regarding the November 1, 2004 prospectus and SAI, there was no disclosure of the following material facts:

(1) that values derived from pricing services and matrix systems are estimates of values subject to uncertainty that may differ significantly from the values that would have been used had a ready market for the investments existed, and the differences could be material,

(2) that such securities were vulnerable to becoming suddenly unsalable at their estimated values upon shifting market sentiments that would likely result in the substantial reductions in the values of such securities and the Funds' NAVs,

(3) whether the Funds actually held securities whose values were estimated, and

(4) the factors considered in estimating the fair value of such securities, which would reveal the substantial judgment and subjectivity required to derive such values, the vulnerability of such valuations to changing market sentiments, the complexity of the investment, and the adverse effect of such judgment, subjectivity and complexity on the ability to easily sell the investment—i.e., liquidity.

(c) Regarding the Intermediate and High Income Funds' December 31, 2004 semi-annual report, there was no disclosure of the following material facts:

(1) that values derived from pricing services and matrix systems are estimates of values subject to the disclosed inherent uncertainty of valuation,

(2) that such securities were vulnerable to becoming suddenly unsalable at their estimated values upon shifting market sentiments that would likely result in the substantial reductions in the values of such securities,

(3) whether the Funds actually held securities whose values were subject to the disclosed valuation risks and uncertainties, and

(4) the factors considered in estimating the fair value of such securities, which would reveal the substantial judgment and subjectivity required to derive such values, the vulnerability of such valuations to changing market sentiments, the complexity of the investment, and the adverse effect of such judgment, subjectivity and complexity on the ability to easily sell the investment—i.e., liquidity.

(d) Regarding the Intermediate and High Income Funds' June 30, 2005 annual report,

(1) there was no disclosure of the following material facts:

(A) that values derived from pricing services for thinly traded securities are estimates of values subject to the disclosed inherent uncertainty of valuation,

(B) that such securities were vulnerable to becoming suddenly unsalable at their estimated values upon shifting market sentiments that would likely result in the substantial reductions in the values of such securities and the Funds' NAVs,

(C) whether the Funds actually held securities whose values were subject to the disclosed valuation risks and uncertainties, and

(D) the factors considered in estimating the fair value of such securities, which would reveal the substantial judgment and subjectivity required to derive such values, the vulnerability of such valuations to changing market sentiments, the complexity of the investment, and the adverse effect of such judgment, subjectivity and complexity on the ability to easily sell the investment—i.e., liquidity; and

(2) reference to the "internal matrix system" disclosed in the previous prospectus, SAI and semi-annual report is omitted.

(e) Regarding the November 1, 2005 prospectus and SAI, there was no disclosure of the following material facts:

(1) that values derived from pricing services and matrix systems are estimates of values subject to the disclosed inherent uncertainty of valuation,

(2) that such securities were vulnerable to becoming suddenly unsalable at their estimated values upon shifting market sentiments that would likely result in the substantial reductions in the values of such securities and the Funds' NAVs,

(3) the extent to which the Funds actually held securities for which there were no readily available market quotations and whose values must therefore be estimated and were subject to the disclosed valuation risks and uncertainties, and

(4) the factors considered in estimating the fair value of such securities, which would reveal the substantial judgment and subjectivity required to derive such values, the vulnerability of such valuations to changing market sentiments, the complexity of the investment, and the adverse effect of such judgment, subjectivity and complexity on the ability to easily sell the investment—i.e., liquidity.

(f) Regarding the Funds' December 31, 2005 semi-annual report,

(1) there was no disclosure of the following material facts:

(A) that values derived from pricing services for thinly traded securities are estimates of values subject to the disclosed inherent uncertainty of valuation,

(B) that such securities were vulnerable to becoming suddenly unsalable at their estimated values upon shifting market sentiments that would likely result in the substantial reductions in the values of such securities and the Funds' NAVs,

(C) whether the Funds actually held securities whose values were subject to the disclosed valuation risks and uncertainties, and

(D) the factors considered in estimating the fair value of such securities, which would reveal the substantial judgment and subjectivity required to derive such values, the vulnerability of such valuations to changing market sentiments, the complexity of the investment, and the adverse effect of such judgment, subjectivity and complexity on the ability to easily sell the investment—i.e., liquidity; and

(2) reference to the "internal matrix system" disclosed in the previous prospectus, SAI and semi-annual report is omitted.

(g) Regarding the Funds' June 30, 2006 annual report,

(1) there was no disclosure of the following material facts:

(A) that values derived from pricing services for thinly traded securities are estimates of values subject to the disclosed inherent uncertainty of valuation,

(B) that such securities were vulnerable to becoming suddenly unsalable at their estimated values upon shifting market sentiments that would likely result in the substantial reductions in the values of such securities and the Funds' NAVs,

(C) whether the Funds actually held securities whose values were subject to the disclosed valuation risks and uncertainties, and

(D) the factors considered in estimating the fair value of such securities, which would reveal the substantial judgment and subjectivity required to derive such values, the vulnerability of such valuations to changing market sentiments, the complexity of the investment, and the adverse effect of such judgment, subjectivity and complexity on the ability to easily sell the investment—i.e., liquidity; and

(2) reference to the "internal matrix system" disclosed in the previous prospectus, SAI and semi-annual report is omitted.

(h) Regarding the November 1, 2006 prospectus, there was no disclosure of the following material facts:

(1) whether and to what extent the Funds relied on pricing services or matrix pricing for the values of their securities and whether pricing service valuations or matrix pricing are based on, or are deemed to be the same as, readily available market quotations or are based on estimated values and, therefore, the extent to which the valuation of portfolio securities is not based on readily available market quotations but on estimated values,

(2) the risks regarding estimated valuations of thinly traded (i.e., illiquid) structured financial instruments—e.g., that values derived for as much as half or more of the Funds' securities are nothing more than estimates of values subject to inherent uncertainty that may differ significantly from the values that would have been used had a ready market for the investments existed, and the differences could be material,

(3) that such securities were vulnerable to becoming suddenly unsalable at their estimated values upon shifting market sentiments that would likely result in the substantial reductions in the values of such securities and the Funds' NAVs, exposing the Funds' shareholders to the risk of catastrophic losses, and

(4) whether and the extent to which the Funds actually held securities whose values were estimated and that were subject to the factors considered in estimating the fair value of such securities, which for the first time in the Class Period began to reveal the substantial judgment and subjectivity required to derive such values, the vulnerability of such valuations to changing market sentiments, the complexity of the investment, and the adverse effect of such judgment, subjectivity and complexity on the ability to easily sell the investment—i.e., liquidity.

(i) Given the omission of any reference to matrix pricing in the November 1, 2006 prospectus, there was no disclosure of what appears to have been a material change in the pricing sources and methodologies used by the Funds that occurred some time during the Class Period.

(j) Regarding the November 1, 2006 SAI, there was no disclosure of the following material facts:

(1) whether and to what extent the Funds relied on pricing services or matrix pricing for the values of their securities,

(2) that such securities were vulnerable to becoming suddenly unsalable at their estimated values upon shifting market sentiments that would likely result in the substantial reductions in the values of such securities and the Funds' NAVs,

(3) whether and the extent to which the Funds actually held securities whose values were estimated and subject to the disclosed valuation risks and uncertainties, and

(4) the factors considered in estimating the fair value of such securities, which would reveal the substantial judgment and subjectivity required

to derive such values, the vulnerability of such valuations to changing market sentiments, the complexity of the investment, and the adverse effect of such judgment, subjectivity and complexity on the ability to easily sell the investment—i.e., liquidity.

(k) Regarding the December 31, 2006 semi-annual report, there was no disclosure of the following material facts:

(1) whether and to what extent the Funds relied on pricing services or matrix pricing for the values of their securities,

(2) that values derived for some portion of the Funds' securities are estimates of values subject to the disclosed valuation risks and uncertainties,

(3) that such securities were vulnerable to becoming suddenly unsalable at their estimated values upon shifting market sentiments that would likely result in the substantial reductions in the values of such securities and the Funds' NAVs,

(4) whether and the extent to which the Funds actually held securities whose values were estimated and subject to the disclosed valuation risks and uncertainties, and

(5) the factors considered in estimating the fair value of such securities, which would reveal the substantial judgment and subjectivity required to estimate such values and the inherent uncertainty of such values, the vulnerability of such valuations to changing market sentiments, the complexity of the investment, and the adverse effect of such judgment, subjectivity and complexity on the ability to easily sell the investment—i.e., liquidity.

139. Because Morgan Management was unable to determine the values of a large portion of the Funds' securities, the Funds were unable to file and issue their annual report for their fiscal year ended June 30, 2007 by the required filing date of August 29, 2007.

140. Reuters reported on September 17, 2007, that the Funds could not file their annual reports for their fiscal year ended June 30, 2007, because their assets had been difficult to price due to the subprime mortgage crisis.

141. Because Morgan Management was unable to value a large portion of the Funds' portfolios, it engaged an "independent valuation consultant to assist in determining the fair value of certain of the Fund's portfolio securities."

142. In a prospectus supplement filed with the SEC by the Funds on August 13, 2007, the Funds disclosed the following:

> ***Liquidity and Valuation of Portfolio Securities.***
>
> Recent instability in the markets for fixed income securities, particularly mortgagebacked and asset-backed securities, has affected the liquidity of the Fund's portfolio. In addition, the Fund has experienced significant net redemptions of its shares. It is uncertain how long and to what extent these conditions will continue.
>
> Under current market conditions, many of the Fund's portfolio securities may be difficult to sell at a fair price when necessary to pay for redemptions from the Fund and for other purposes. This illiquidity of portfolio securities may result in the Fund incurring greater losses on the sale of some portfolio securities than under more stable market conditions. Such losses can adversely impact the Fund's net asset value per share. The Adviser and its affiliates may periodically purchase shares of the Fund or take other steps to provide liquidity but are not required to do so. Moreover, there is no assurance that these measures would be sufficient to avoid adverse impact on the Fund.
>
> The current market instability has also made it more difficult to obtain realistic values for the Fund's portfolio securities based on market quotations. In the absence of reliable market quotations, portfolio securities are valued by the Adviser at their "fair value" under procedures established and monitored by the Fund's Board of Directors. Fair valuation procedures are currently being used to value a substantial

> portion of the assets of the Fund. The "fair value" of securities may be difficult to determine and thus judgment plays a greater role in this valuation process. In light of the market instability and the complexity of fair value judgments, the Board of Directors has retained an independent valuation consultant to assist in determining the fair value of certain of the Fund's portfolio securities. For more information on fair valuation, consult the Prospectus section entitled "Account Policies – Calculating Share Price."

143. By letter to the Funds' shareholders on August 10, 2007, Defendant Kelsoe, the Funds' manager, stated the following:

> So why is this happening, and what is the impact on our closed end and open end funds? In my opinion, the de-leveraging, or sell-off of securities, by hedge funds and other financial institutions has created an excessive supply of all types of fixed income securities. This oversupply has pressured the balance sheets of all of Wall Street such that bid/offer spreads have widened and liquidity has dramatically declined over the last 30 to 60 days. Not only is supply higher than demand, but it exceeds the capacity to take these fixed income securities. Additionally, the rating agencies' sudden and drastic actions in downgrading securities have exacerbated these problems by triggering covenant violations and margin calls and creating even more supply in a very thin market.
>
> Just this week, we've learned that a number of mortgage companies are having major problems, including American Home Mortgage, C-Bass, Luminent Mortgage and, most recently, Home Bank. These are not sub-prime lenders, but they are still finding it difficult to get financing to originate loans. Their problems have a direct or indirect impact on the market for all mortgage securities due to their size in the loan origination and servicing arenas.
>
> At the annual shareholder meeting for our closed end funds just four weeks ago, we talked about the distinction between Net Asset Value (NAV) and market value. At that time, market values on all the funds had dropped to be more in line with the underlying NAV, or market value of the securities held in the portfolio. In the past few weeks there has been more volatility and downward pressure on the NAVs as a result of the difficulties in valuing these securities. Unlike stocks that trade openly on exchanges and whose value can easily be determined at any point of the day, mortgage-related securities and CDOs trade via individual bids and offers made on

> trading desks across Wall Street. As I mentioned earlier, the spreads between bid and offer prices continue to widen.
>
> The lower valuations are no longer just showing up in the sub-prime mortgage securities as we have seen the pressure move further up the credit ladder to impact even AAA-rated bonds. Every fixed income security is subject to being devalued in this market, without regard to credit quality. Even bonds which continue to meet their payment schedules are under pricing pressure now. Commercial and corporate credit are feeling the crunch, and it is even beginning to touch stock values. As has been our practice with regard to the dividend, we will provide information to our board in the coming weeks in regard to the income expectations of the portfolios for the next few months.

144. By letter to the Funds' shareholders on November 7, 2007, Defendant Kelsoe, the Funds' manager, stated the following:

> Certainly some sectors have been more affected than others; one example in the headlines are CDO's. A key component that drives CDO pricing is the likelihood that future cash flows will continue to be received by various credit layers of the CDO in a timely manner. Certain events, such as downgrades, can cause a CDO manager or trustee to view the likelihood of cash flows to be lower than previously expected. This potential loss of cash flow to the lower-rated tranches will obviously be a catalyst for weaker prices of the bonds from these tranches. And when these events take place in an already illiquid market, such as the current one, the downward pressure on market pricing is considerably magnified.
>
> With all this as a backdrop, our portfolios have been pressured across the board. Many of our holdings are in the form of structured finance created with real-estate related securities as collateral; other areas of structured finance categories include corporate bonds and loans, equipment leases and commercial real estate. Even the asset classes that are performing well have been severely devalued due to the CDO packaging. We have no crystal ball of what the future holds but continue to diligently manage the portfolios in the difficult environment.
>
> In an effort to publish information beneficial to our shareholders in this uncertain time below we have provided information to general questions related to the funds:
>
> **What exactly do you invest in?**

Our investment objectives are clearly stated in the prospectus of each fund, but in general, we have always invested a large portion of our portfolios in "structured finance" fixed income securities. Without going into great detail explaining structured finance, it is a fair assumption to say the weakness in the portfolios relates to this area of investment. A large portion of structured finance securities are created with mortgage-related securities as the underlying collateral. In the current market, uncertainty regarding real estate has caused these securities to decline in value. To compound the problem the secondary market in which these securities trade has become very illiquid. The primary market makers in this space had been the large "wire house" broker/dealers. In the current environment the dealers are long (own) enormous amounts of these deals that they are still trying to sell. Suffice it to say, the main participants in the secondary market are all sellers at this point.

The net asset values of the funds appear to decline everyday. Can you explain?

Part of the explanation is in our answer above. The worries regarding the real estate market are weighing on the perceived value of the securities we hold. The illiquidity of the secondary market for many of the securities we hold also is a contributing factor to the declining net asset value. Like all financial markets there must be a buyer for every seller. In the current market, many of the normal dealers (many have been in the news taking write-downs on their balance sheets) that typically provide the trading liquidity of these securities are no longer providing such liquidity. In many cases where there is no trading activity, bonds fall into a vacuum and are valued based on models projecting future cash flows. There are no optimistic projections at this time!

145. The Funds' portfolio manager attributes the Funds' losses primarily to its investments in structured financial instruments when market sentiment for these securities turned negative and everyone was trying to sell these securities at the same time. Funds' 2007 annual report pp. 14-15, 32-33.

146. The market dislocations to which Kelsoe and Morgan Management attribute the dramatic decline in the Funds' NAVs in the summer and fall of 2007 had not occurred in 2006.

147. In the foregoing paragraphs 142-144, Defendants (i) revealed for the first time the previously undisclosed risks that lurked in the Funds' portfolios, but the disclosure was too

late to be of any use to investors to enable them to avoid such risks and (ii) confirmed that the causes of Plaintiffs' and the putative class's losses are the realization of the previously undisclosed risks.

148. In valuing the Funds' thinly traded securities, or securities for which no market quotations were readily available, those securities' lack of a liquid market and committed market makers, *inter alia*, should have been taken into account in valuing the Funds' portfolios but were not.

149. During the Class Period, most if not all of the high-yield and structured financial instruments and mortgage/asset-backed securities purchased by the Funds were not traded on organized exchanges, and the terms of such securities were not standardized.

150. Throughout the Class Period, multiple market quotations (quotations based on actual sale/purchase transactions in the market for such securities) were not readily available for most if not all of the high-yield and structured financial instruments and mortgage/asset-backed securities purchased by the Funds during the Class Period.

151. SOP 93-1 provides guidance to auditors of investment company financial statements on financial reporting by investment companies for high-yield debt and structured financial instruments and mortgage/asset-backed securities held by them as investments.

152. The high-yield and structured financial instruments and mortgage/asset-backed securities held by the Funds were, at all times during the Class Period, securities of the type to which the guidance of SOP 93-1 is applicable.

153. The market risk of the high-yield and structured financial instruments and mortgage/asset-backed securities in which the Funds invested is often heightened by the absence of centralized exchanges for such securities and relatively thin trading markets, which make it difficult to liquidate holdings quickly and efficiently at any specific time and

increase the volatility of the market price. There is generally no centralized or regulated procedure for pricing the high-yield and structured financial instruments and mortgage/asset-backed securities in which the Funds invested. Determination of market prices is difficult given the illiquid or sometimes nonexistent trading market for these securities.

154. Because multiple market quotations were not readily available on most, if not all, days during the Class Period for most, if not all, of the high-yield and structured financial instruments and mortgage/asset-backed securities in which the Funds invested during the Class Period, the values of such securities were required to be estimated in good faith. Such good faith security value estimates present unique reporting problems and financial statement disclosures issues.

155. Securities should be stated in financial statements at amounts that represent what could have been realized on a current sale. In the absence of bona fide offers to buy, those amounts are generally not determinable for securities that do not have readily ascertainable market values. The fair valuation procedures that funds' boards of directors are required to employ in such circumstances are designed to approximate the values that would have been established by market forces and are therefore subject to uncertainties.

156. The prices provided by the pricing service or an internal matrix system used by the Funds during the Class Period were estimates of value and were therefore subject to uncertainties.

157. Because of the Funds' uncertain net asset value and because of the unavailability of market quotations for the extraordinarily large amount of high-yield and structured financial instruments and mortgage/asset-backed securities held by the Funds, the Funds' published asset valuations and net asset values during the Class Period were materially misstated because of the failure to disclose the uncertainty thereof and the failure

to disclose the materiality of such uncertainty by disclosing the significant proportion of the Funds' respective portfolios subject to such uncertainty and the effect of such uncertainty on the Funds' NAVs that determined the prices upon which Plaintiffs and putative class members bought and redeemed shares of the Funds and informed investors as to the value of their investments.

158. The Funds' board of directors was required to satisfy itself that all relevant factors were considered in valuing the Funds' portfolio securities during the Class Period and that the method or methods used to estimate value were acceptable. The Funds' board of directors did not satisfy itself either that all relevant factors were considered in valuing the Funds' portfolio securities or that the method or methods used to estimate value was acceptable.

THE FUNDS DID NOT LIMIT THEIR INVESTMENTS IN A SINGLE INDUSTRY, AS THEY SAID THEY WOULD

159. The High Income Fund disclosed that Morgan Management, in managing the High Income Fund's portfolio, would seek "a more stable net asset value" than would result from investing only in below investment grade corporate bonds. To that end, the MK Defendants disclosed that they would:

> employ an active management approach that will emphasize the flexibility to allocate assets across a wide range of asset classes and thereby provide the advantages of a widely diversified high income portfolio. . . . In addition to the traditional below investment grade corporate market, the Adviser will strategically utilize asset-backed securities, mortgage-backed securities and other structured finance vehicles as well as convertible securities, preferred stock and other equity securities. The Adviser believes that the opportunity to acquire a diverse set of assets will contribute to higher total returns and a *more stable net asset value* for the fund than would result from investing in a single sector of the debt market such as below investment grade corporate bonds. . . .

Prospectus dated November 1, 2006 (emphasis supplied).

160. Thus, an investor reasonably could conclude that the High Income Fund would be managed in a way to achieve greater NAV stability – i.e., less risk to an investor's capital – than other high-yield funds that invest primarily in below investment-grade bonds. As an additional enticement, the MK Defendants said such diversification would also contribute to higher total returns, besides the greater NAV stability.

161. Recognizing the need to maintain "liquidity and flexibility" as a "defensive tactic" in "unusual market conditions," the Intermediate Fund disclosed that it would invest in investment-grade short-term securities.

162. The Short Term Fund advertised in the Funds' common prospectuses that it would maintain an average portfolio maturity of three years or less to limit "principal fluctuations"—i.e., preserve capital, which was its investment objective.

163. The Funds did not disclose in their common prospectus that the Funds were exposed to concentration risk: the risk that a heavy concentration in a sector or in a type of fixed income security may result in a loss if that sector or type of security goes out of favor due to changing market sentiments or economic conditions, particularly if those securities trade in a thin market.

164. The Funds did not disclose in their common prospectus that they were subject to a "fundamental" investment restriction that prohibited them from investing more than 25% of the Fund's total assets in the same industry. The Funds represented in their SAI that they "may not . . . [p]urchase the securities of any issuer (other than securities issued or guaranteed by the U.S. Government or any of its agencies or instrumentalities) if, as a result, 25% or more of the fund's total assets would be invested in the securities of companies whose principal business activities are in the same industry."

165. A "fundamental" investment restriction is one that cannot be changed without shareholder approval. A violation of a "fundamental" investment restriction is a violation of section 13 of the ICA.

166. The High Income Fund violated the investment restriction against investing more than 25% in the same industry by investing more than 25% of total assets in securities issued by companies engaged in the mortgage loan industry, securities that are derivatives or packages of mortgage loans, and other securities dependent upon or related to the mortgage loan industry. For example, Bloomberg reports that, as of June 30, 2007, the asset allocation of the High Income Fund was as follows:

• Government securities	0.00%
• Corporate bonds	25.09%
• Mortgages	52.32%
• Preferred stock	5.91%
• Municipal bonds	0.01%
• Equity	11.57%
• Cash and other	5.09%

167. The Intermediate Fund violated the investment restriction against investing more than 25% in the same industry by investing more than 25% of total assets in securities issued by companies engaged in the mortgage loan industry, securities that are derivatives or packages of mortgage loans, and other securities dependent upon or related to the mortgage loan industry. For example, Bloomberg reports that, as of June 30, 2007, the asset allocation of the Intermediate Fund was as follows:

• Government securities	0.11%
• Corporate bonds	41.65%
• Mortgages	54.71%
• Preferred stock	2.67%

• Municipal bonds	0.00%
• Equity	0.00%
• Cash and other	0.87%

168. The Short Term Fund violated the investment restriction against investing more than 25% in the same industry by investing more than 25% of total assets in securities issued by companies engaged in the mortgage loan industry, securities that are derivatives or packages of mortgage loans, and other securities dependent upon or related to the mortgage loan industry. For example, Bloomberg reports that, as of June 30, 2007, the asset allocation of the Short Term Fund was as follows:

• Government securities	13.48%
• Corporate bonds	32.05%
• Mortgages	54.11%
• Preferred stock	0.00%
• Municipal bonds	0.00%
• Equity	0.00%
• Cash and other	0.00%

169. Defendants concealed the extent to which the Funds were invested in mortgages or mortgage-related securities.

(a) In contrast to the Bloomberg reported asset allocation described in the preceding three paragraphs, as of June 30, 2007, Defendants disclosed the following allocation for the High Income Fund:

• Corporate Bonds	27.9%
• Collateralized Debt Obligations	21.0%
• Collateralized Mortgage Obligations	16.1%
• Common Stocks	11.9%
• Preferred Stocks	6.1%

• Equipment Leases	6.0%
• Home Equity Loans	4.7%
• Collateralized Loan Obligations	4.4%
• Franchise Loans	0.2%
• Other	0.1%
• Short-Term Investments	1.6%
• Total	100.0%

(b) In contrast to the Bloomberg reported asset allocation described in the preceding three paragraphs, as of June 30, 2007, Defendants disclosed the following allocation for the Intermediate Fund:

• Corporate Bonds	42.8%
• Collateralized Debt Obligations	24.8%
• Collateralized Mortgage Obligations	14.7%
• Home Equity Loans	5.1%
• Equipment Leases	3.6%
• Preferred Stocks	2.7%
• Government & Agency Securities	2.2%
• Certificate-Backed Obligations	1.8%
• Manufactured Housing Loans	1.0%
• Credit Cards .	0.5%
• Franchise Loans	0.5%
• Short-Term Investments	0.3%
• Total	100.0%

(c) In contrast to the Bloomberg reported asset allocation described in the preceding three paragraphs, as of June 30, 2007, Defendants disclosed the following allocation for the Short Term Fund:

• Corporate Bonds	32.5%
• Collateralized Debt Obligations	16.6%
• Collateralized Mortgage Obligations	14.9%
• Government & Agency Securities	9.5%
• U.S. Treasury Obligations	5.8%
• Home Equity Loans	3.1%
• Equipment Leases	5.1%
• Commercial Loans.	3.6%
• Preferred Stocks	2.7%
• Certificate-Backed Obligations	2.3%
• Franchise Loans	0.8%
• Short-Term Investments	3.1%
• Total	100.0%

These disclosures conceal the extent to which the Funds were concentrated in mortgage-related investments.

170. According to the Intermediate Fund's June 30, 2005 annual report to shareholders, 32.2% of its total investments was invested in home equity loans and CMOs; however, in view of the nondisclosure of the Fund's full exposure to mortgage-related investments as of June 30, 2007, the Fund's mortgage-related investments likely exceeded the disclosed percentage (e.g., 9.5% was invested in CDOs, which likely included mortgage-related instruments).

171. According to the Intermediate Fund's December 31, 2005 semi-annual report to shareholders, 27.1% of its total investments was invested in home equity loans and

CMOs;however, in view of the nondisclosure of the Fund's full exposure to mortgage-related investments as of June 30, 2007, the Fund's mortgage-related investments likely exceeded the disclosed percentage (e.g., 14.6% was invested in CDOs, which likely included mortgage-related instruments).

172. According to the High Income Fund's June 30, 2005 annual report to shareholders, over 27% of its total investments was invested in home equity and manufactured housing loans and CMOs; however, in view of the nondisclosure of the Fund's full exposure to mortgage-related investments as of June 30, 2007, the Fund's mortgage-related investments likely exceeded the disclosed percentage.

173. According to the Short Term Fund's June 30, 2005 annual report to shareholders, over 45% of its total investments was invested in commercial and residential mortgage backed securities.

174. At no time during the Class Period did Defendants disclose that disclosed and undisclosed concentrations described in the preceding eight paragraphs violated the 25% limit on investments in the same industry.

175. In addition to impermissible industry concentration, the Funds' also suffered from an undisclosed concentration of credit and market risk in that the Funds' portfolios were heavily invested in structured financial instruments and in a single industry, which risk required financial statement disclosure under generally accepted accounting principles. Thus, aside from whether the Funds' investments in mortgage- or real estate-related securities violated the letter of the 25% restriction on investing in a single industry (e.g., because some of the investments were in "securities issued or guaranteed by the U.S. Government or any of its agencies or instrumentalities"), the Funds nevertheless were subject to the undisclosed concentration of market and credit risk with respect to such investments.

THE MATERIALIZATION OF THE FUNDS' UNDISCLOSED EXTRAORDINARY CONCENTRATION, LIQUIDITY AND VALUATION RISKS CAUSED THE FUNDS' LOSSES

176. The High Income Fund experienced significant redemptions, Morgan Management said in a supplemental filing to the fund's prospectus on August 13, 2007.

177. The following table demonstrates that, of the Short Term Fund's several asset classes (including high-yield corporate bonds), the Fund's mortgage/asset-backed securities, both investment-grade and below-investment-grade, were the primary contributors to the Fund's precipitous drop in its NAV in 2007, accounting for over 78% of the Fund's loss; that the Fund's mortgage/asset-backed investment-grade securities accounted for 28% of the loss; and that the mortgage/asset-backed securities lost a much larger portion of their value calculated as a percentage of their cost (average of 26%) than did high-yield ("junk") corporate bonds, whose value actually increased (data based on the Short Term Fund's September 30, 2007 Form N-Q portfolio of investments):

SHORT TERM FUND								
	% of Net Assets Based on 9/30 Value	Cost	9/30/07 Value	Loss (Cost Less Value)	Loss on Asset Class as % of Total Loss	Loss as % of Cost	Fair-Valued Securities as % of Asset Class at Value	Restricted Securities as % of Asset Class at Value
Asset-Backed Securities - Investment-Grade	19.4	$18,853,345	$14,925,996	$ 3,927,349	57.14%	20.8%	63.22%	68.64%
Asset-Backed Securities - Below Investment Grade or Unrated	2.3	$ 3,641,171	$1,808,056	$ 1,833,115	26.67%	50.3%	100.00%	100.00%
Corporate Bonds - Investment Grade	33.4	$25,950,317	$25,771,777	$ 178,540	2.60%	0.7%	19.50%	23.38%
Corporate Bonds - Below Investment Grade or Unrated	5.3	$ 4,078,444	$ 4,081,611	$ (3,167)	-0.05%	-0.1%	0.00%	61.46%
Mortgage-Backed Securities - Investment Grade	15.0	$12,420,750	$11,529,041	$ 891,709	12.97%	7.2%	15.37%	6.51%
Government & Agency Securities	10.5	$ 8,097,395	$8,064,406	$ 32,989	0.48%	0.4%	0.00%	0.00%
U.S. Treasury Obligations	6.4	$ 4,932,385	$4,947,155	$ (14,770)	-0.21%	-0.3%	0.00%	0.00%
Preferred Securities	1.0	$ 807,000	$ 780,000	$ 27,000	0.39%	3.3%	100.00%	100.00%
TOTAL		$78,780,807	$71,908,042	$ 6,872,765	100.00%	8.7%		

178. The following table demonstrates that, of the Intermediate Fund's several asset classes (including high-yield corporate bonds), the Fund's mortgage/asset-backed securities, both investment-grade and below-investment-grade, were the primary contributors to the Fund's precipitous drop in its NAV in 2007, accounting for over 90% of the Fund's loss; that the Fund's mortgage/asset-backed investment-grade securities accounted for 63% of the loss; and that the mortgage/asset-backed securities lost a much larger portion of their value calculated as a percentage of their cost (average of 49.7%) than did high-yield corporate bonds, whose value declined by a relatively modest 14.6% (data based on the Intermediate Fund's September 30, 2007 Form N-Q portfolio of investments):

INTERMEDIATE BOND FUND								
	% of Net Assets Based on 9/30 Value	Cost	9/30/07 Value	Loss (Cost Less Value)	Loss on Asset Class as % of Total Loss	Loss as % of Cost	Fair-Valued Securities as % of Asset Class at Value	Restricted Securities as % of Asset Class at Value
Asset-Backed Securities - Investment-Grade	32.7	$264,282,371	$ 154,186,411	$110,095,960	-56.61%	-41.7%	79.78%	71.60%
Asset-Backed Securities - Below Investment Grade or Unrated	4.0	$ 46,623,477	$ 18,768,763	$ 27,854,714	-14.32%	-59.7%	95.90%	93.49%
Corporate Bonds - Investment Grade	34.0	$171,552,981	$160,296,961	$ 11,256,020	-5.79%	-6.6%	51.77%	81.63%
Corporate Bonds - Below Investment Grade or Unrated	4.8	$ 26,600,606	$ 22,724,351	$ 3,876,255	-1.99%	-14.6%	57.55%	100.00%
Mortgage-Backed Securities - Investment Grade	10.9	$ 68,721,343	$ 51,297,485	$ 17,423,858	-8.96%	-25.4%	56.78%	22.14%
Mortgage-Backed Securities - Below Investment Grade or Unrated	1.7	$ 28,758,946	$ 8,039,117	$ 20,719,829	-10.65%	-72.1%	1.57%	0.46%
Government & Agency Securities	0.2	$ 2,678,872	$ 940,419	$ 1,738,453	-0.89%	-64.9%		
Preferred Stocks	4.8	$ 23,961,020	$ 22,451,000	$ 1,510,020	-0.78%	-6.3%	100.00%	100.00%
TOTAL		$633,179,616	$438,704,507	$194,475,109	-100.0%	-30.7%		

179. The following table demonstrates that, of the High Income Fund's several asset classes (including high-yield corporate bonds), the Fund's mortgage/asset-backed securities, both investment-grade and below-investment-grade, were the primary contributors to the

Fund's precipitous drop in its NAV in 2007, accounting for over 84% of the Fund's loss and that the mortgage/asset-backed securities lost a much larger portion of their value calculated as a percentage of their cost (average of 47.3%) than did high-yield corporate bonds, whose value declined by a relatively modest 16.2% (data based on the High Income Fund's September 30, 2007 Form N-Q portfolio of investments):

HIGH INCOME FUND								
	% of Net Assets Based on 9/30 Value	Cost	9/30/07 Value	Loss (Cost Less Value)	Loss on Asset Class as % of Total Loss	Loss as % of Cost	Fair-Valued Securities as % of Asset Class at Value	Restricted Securities as % of Asset Class at Value
Asset-Backed Securities - Investment-Grade	8.1	$ 53,558,559	$ 33,622,360	$ 19,936,199	6.44%	37.2%	99.92%	99.92%
Asset-Backed Securities - Below Investment Grade or Unrated	26.3	$283,580,467	$109,971,469	$173,608,998	56.10%	61.2%	81.32%	71.83%
Corporate Bonds - Investment Grade	4.1	$ 17,813,579	$ 17,090,000	$ 723,579	0.23%	4.1%	100.00%	100.00%
Corporate Bonds - Below Investment Grade or Unrated	20.5	$102,111,002	$ 85,613,662	$ 16,497,340	5.33%	16.2%	27.18%	54.71%
Mortgage-Backed Securities - Investment Grade	2.4	$ 17,182,372	$ 10,235,171	$ 6,947,201	2.24%	40.4%	81.61%	2.81%
Mortgage-Backed Securities - Below Investment Grade or Unrated	14.6	$122,787,133	$ 61,087,756	$ 61,699,377	19.94%	50.2%	95.99%	88.81%
Municipal Securities	0.1	$ 121,378	$ 109,282	$ 12,096	0.00%	10.0%	0.00%	0.00%
Common Stocks	8.0	$ 42,672,841	$ 33,263,667	$ 9,409,174	3.04%	22.0%	33.69%	51.79%
Preferred Stocks	5.1	$ 42,005,593	$ 21,361,846	$ 20,643,747	6.67%	49.1%	25.46%	74.54%
TOTAL		$681,832,924	$372,355,213	$309,477,711	100%	45.4%		

180. The extraordinary declines in the Funds' respective net asset values, and the accompanying losses suffered by Plaintiffs and putative Class members, occurred because:

(a) The Funds' assets were invested in violation of the 15% restriction on the amount of illiquid securities in which the Fund was permitted to invest;

(b) The Funds were not properly valuing their portfolio securities to take into account all relevant factors, including but not limited to the nature of the markets for such securities and the uncertainty inherent in the estimated values of such securities;

(c) The valuations of the high-yield and structured financial instruments and mortgage/asset-backed securities in which the Funds heavily invested were uncertain and such uncertainty and the effect thereof on the Funds' NAVs was not disclosed to existing or prospective shareholders;

(d) The Funds were heavily invested in illiquid or thinly traded high-yield and structured financial instruments and mortgage/asset-backed securities in concentrations exceeding what comparable funds held;

(e) The Funds' investments exceeded the 25% limit on investments in a single industry;

(f) The Funds' portfolios were exposed to concentrations of credit risk because of their heavy investments in CDOs;

(g) The structured financial instruments in which the Funds were substantially invested are relatively new instruments whose performance in adverse market conditions had not been tested;

(h) The Funds' assets were not managed in accordance with the Short Term Fund's and Intermediate Fund's respective investment objectives and MK Defendants' representations about how all three Funds would be managed; and

(i) The Funds held extraordinarily large (as compared with their respective peer short- and intermediate-term and high-yield bond funds) investments in thinly traded, exotic, complex, market-untested securities whose estimated valuations were uncertain and that were highly vulnerable to becoming suddenly unsalable at the estimated values at which they were being carried upon shifting market sentiments, as a result of the disproportionately huge concentration, liquidity and valuation risks embedded in the Funds' portfolios and resulting in the precipitous reductions in the values of such securities and the Funds' respective NAVs and catastrophic losses to the Funds' shareholders.

181. If the Short Term Fund (i) had pursued its disclosed investment objective of preservation of capital by investing in short-term, investment-grade bonds, (ii) had adhered to its disclosed investment restrictions on illiquid securities and investments in a single industry, (iii) had properly disclosed the uncertainty inherent in the estimated values of its portfolio securities and properly managed its portfolio to take into account such uncertainty, (iv) had, as it disclosed it would do, maintained an average portfolio maturity of three years or less, and/or (v) had properly diversified its credit risk to avoid a risky concentration, the Fund's net asset value would not have plummeted as it did, and the Fund's shareholders would not have incurred the extraordinary losses they did incur.

182. If the Intermediate Fund (i) had pursued its disclosed investment objective of investing in intermediate maturity, investment grade bonds, (ii) had adhered to its disclosed investment restrictions on illiquid securities and investments in a single industry, (iii) had properly disclosed the uncertainty inherent in the estimated values of its portfolio securities and properly managed its portfolio to take into account such uncertainty, (iv) had, as it disclosed it would do, invested in investment grade, short-term securities to maintain the Fund's liquidity and flexibility, and/or (v) had properly diversified its credit risk to avoid a risky concentration, the Fund's net asset value would not have plummeted as it did, and the Fund's shareholders would not have incurred the extraordinary losses they did incur.

183. If the High Income Fund (i) had adhered to its disclosed investment restrictions on illiquid securities and investments in a single industry, (ii) had properly disclosed the uncertainty inherent in the estimated values of its portfolio securities and

properly managed its portfolio to take into account such uncertainty, and/or (iii) had properly diversified its credit risk to avoid a risky concentration, the Fund's net asset value would not have plummeted as it did, and the Fund's shareholders would not have incurred the losses they did incur.

184. If all of each Fund's shareholders had sought to redeem their shares in the respective Funds on or after October 3, 2007, they would not have received the published net asset value for that date or the NAV on the next date. Mass redemptions would have forced the mass liquidation of the Funds' respective portfolios, forcing the Funds to sell portfolio securities at "fire sale prices" in a market that did not provide sufficient liquidity to allow all such securities to be sold at the prices at which they were carried by the Fund on said date.

DEFENDANTS' MISREPRESENTATIONS AND OMISSIONS

185. In connection with the offer and sale of the High Income Fund's shares during the Class Period, the Defendants made the following explicit or implicit representations in the Fund's registration statements or amendments thereto, including prospectuses and statements of additional information, and in annual and semi-annual reports and other documents filed with the SEC during the Class Period and in sales materials and other sources of information for which the MK Defendants were responsible:

(a) The High Income Fund provided the potential for high current income from a broad range of asset classes;

(b) The High Income Fund might invest in investment grade, short-term securities to achieve liquidity and flexibility;

(c) The High Income Fund provided diversification across multiple fixed income asset classes;

(d) The High Income Fund provided the "potential for lower NAV volatility than typical high-yield funds";

(e) The High Income Fund had a "relatively conservative credit posture" that "reflect[ed] our goal of higher yields without excessive credit risk";

(f) The High Income Fund would not invest solely in below-investment grade securities but would "strategically utilize asset-backed securities, mortgage-backed securities and other structured finance vehicles;"

(g) The High Income Fund's ability to "acquire a diverse set of assets will contribute to higher total returns and a more stable net asset value for the fund than would result from investing in a single sector of the debt market such as below investment grade corporate bonds;"

(h) The High Income Fund would not purchase any security if, after the purchase thereof, more than 15% of the Fund's portfolio consisted of illiquid securities;

(i) The Fund could not invest more than 25% of its net worth in a single industry;

(j) The periodically disclosed asset allocations;

(k) The Fund's published NAVs were a reliable measure of the value of the Fund's net assets.

186. The representations and disclosures in the preceding paragraph were false or misleading in that they painted a false picture of the High Income Fund as a fund whose net asset value was subject to only limited fluctuations, without the slightest hint of the Fund's extraordinary exposure to the undisclosed concentration, liquidity and valuation risks embedded in the Fund's portfolio as a result of the Fund investing a far larger portion of its assets than did its peers in exotic, complex, thinly traded securities of uncertain valuation that could, and did, suddenly become unsalable at their estimated values as a result of

shifting market sentiments, resulting in precipitous price reductions and catastrophic losses, and were otherwise false and misleading for failing to disclose the following material facts:

(a) The broad range of asset classes included an extraordinarily heavy concentration in relatively new complex, exotic, thinly traded structured financial instruments that were untested in adverse market conditions and that held undisclosed concentration, liquidity and valuation risks (which risks are unrelated to credit or investment-grade ratings—i.e., are different from "junk bond" risks) that exposed investors in the Fund to a sudden and catastrophic loss as a result of changing market sentiments;

(b) The High Income Fund did not invest in investment grade, short-term securities to maintain the Fund's liquidity and flexibility, or failed to do so in prudent amounts but instead heavily invested in thinly traded, exotic, complex, market-untested, structured financial instruments of uncertain valuation that could suddenly become unsalable at their estimated values as a result of changing market sentiments, and, beginning with its November 1, 2006 prospectus, no longer held itself out as seeking to provide for liquidity by investing in investment-grade securities but did not disclose this critical change in its investment practices;

(c) The "multiple fixed income asset classes" included an extraordinarily heavy concentration in relatively new, complex, exotic, thinly traded, structured financial instruments that were untested in adverse market conditions and that held undisclosed concentration, liquidity and valuation risks (which risks are unrelated to credit or investment-grade ratings—i.e., are different from "junk bond" risks) that exposed investors in the Fund to a sudden and catastrophic loss as a result of changing market sentiments;

(d) Contrary to the disclosed representation that the Fund provided the "potential for lower NAV volatility than typical high-yield funds," the High Income Fund's heavy concentration in relatively new, complex, exotic, thinly traded, untested structured financial instruments meant that the Fund provided the undisclosed potential of extraordinarily higher NAV volatility than typical high-yield funds;

(e) The High Income Fund's heavy concentration in relatively new market-untested, thinly traded (i.e., illiquid), exotic, complex, structured financial instruments of uncertain valuation vulnerable to becoming suddenly unsalable at their estimated values meant that the Fund's purported "relatively conservative credit posture" and purported absence of "excessive credit risk" did not protect the Fund's shareholders from the concealed concentration, liquidity and valuation risks embedded in the Fund's portfolio of catastrophic losses as a result of its investments in such instruments;

(f) The High Income Fund's disclosed "strategic use" of asset-backed securities, mortgage-backed securities and other structured finance vehicles to supplement its investments in below-investment grade securities resulted in an undisclosed extraordinarily heavy concentration in thinly traded (illiquid) securities whose estimated values were highly uncertain and vulnerable to precipitous price reductions as a result of such securities becoming suddenly unsalable at their estimated values upon shifting market sentiments;

(g) The High Income Fund's disclosed "strategic use" of asset-backed securities, mortgage-backed securities and other structured finance vehicles to supplement its investments in below-investment grade securities resulted in an undisclosed extraordinarily heavy concentration of credit risk;

(h) The High Income Fund's disclosed "strategic use" of relatively new, thinly traded, exotic, complex, market-untested, asset-backed securities, mortgage-backed securities and other structured financial instruments of uncertain valuation to supplement its investments in below-investment grade securities resulted in a portfolio with undisclosed extraordinary concentration, liquidity and valuation risks vulnerable to precipitous price reductions as a result of these instruments suddenly becoming unsalable at their estimated values upon shifting market sentiments, resulting in catastrophic losses;

(i) The High Income Fund's disclosed ability to "acquire a diverse set of assets [that] will contribute to higher total returns and a more stable net asset value for the fund than would result from investing in a single sector of the debt market such as below investment grade corporate bonds" did not, in fact, contribute to a more stable net asset value but to an unconcealed potential highly unstable net asset value as a result of the Fund's extraordinarily heavy concentration in thinly traded structured financial instruments of uncertain valuation that could suddenly become unsalable at their estimated values as a result of shifting market sentiments, resulting in precipitous price declines and catastrophic losses;

(j) The High Income Fund repeatedly purchased illiquid securities when, after the purchase thereof, more than 15% of the Fund's portfolio consisted of illiquid securities, resulting in undisclosed violations of its disclosed investment restriction against making such investments;

(k) The Fund repeatedly invested more than 25% of its net worth in a single industry, resulting in undisclosed violations of its disclosed investment restriction against making such investments;

(l) The Fund's periodically disclosed asset allocation understated the extent to which it was invested in a single industry and did not disclose that such concentrations violated the 25% limit on investments in a single industry;

(m) The Fund's reported NAVs were not a reliable measure of the value of the Fund's net assets but were merely estimates subject to sudden and precipitous reductions because an undisclosed large portion of the Fund's investments was in securities for which market quotations were not readily available and whose values had therefore to be estimated based on an undisclosed variety of factors that, if disclosed, would have revealed how judgmental, subjective and uncertain were the estimated values at which these assets were being carried on the Fund's books and records and reported to the Fund's shareholders.

187. In connection with the offer and sale of the Intermediate Fund's shares, during the Class Period, the Defendants made the following explicit or implicit representations in the Fund's registration statements or amendments thereto, including prospectuses and statements of additional information and in annual and semi-annual reports and other documents filed with the SEC during the Class Period and in sales materials and other sources of information for which the MK Defendants were responsible:

(a) The Intermediate Fund would invest primarily in intermediate maturity, investment grade bonds;

(b) The Intermediate Fund's investment objective was a "high level of income by investing in intermediate maturity, investment grade bonds [and] . . . . capital growth as a secondary objective when consistent with the fund's primary objective";

(c) For liquidity and flexibility, the Intermediate Fund may invest in investment grade, short-term securities;

(d) The Intermediate Fund provides a higher level of current income than typical money market investments;

(e) The Intermediate Fund provides a diversified portfolio of mostly investment-grade debt instruments, with some exposure to below-investment-grade assets;

(f) The Intermediate Fund focuses on "undervalued" and "out-of-favor" sectors and securities, "which still have solid credit fundamentals;"

(g) Because "the single best way to reduce the risk of any portfolio is through adequate diversification," the Intermediate Fund's "portfolio is diversified not only with regard to issuer, but also industry, security type and maturity."

(h) The Intermediate Fund "does not invest in speculative derivatives;"

(i) As a fixed income fund, the Intermediate Fund offered "Consistent, Periodic Income through a monthly distribution of interest payments. . . . [allowing] investors to more accurately plan investment cash flows and provides steady income to those who need it," recognizing the importance of income to investors in the Intermediate Fund;

(j) The Intermediate Fund would not purchase any security if, after the purchase thereof, more than 15% of the Fund's portfolio consisted of illiquid securities;

(k) The Intermediate Fund could not invest more than 25% of its net worth in a single industry;

(l) The periodically disclosed asset allocations;

(m) The Intermediate Fund was for investors whose "investment objective is preservation of capital";

(n) The Intermediate Fund offered "greater stability in principal value than that of long-term bonds";

(o) The Intermediate Fund offered a "diversified portfolio of investment-grade debt";

(p) The Intermediate Fund provided “balanced exposure across the investment-grade spectrum";

(q) The Intermediate Fund provided “greater liquidity" enabling investors to "redeem any portion of their shares. . . at any time"

(r) The Intermediate Fund’s published NAVs were a reliable measure of the value of the Fund's net assets.

(s) The Intermediate Fund disclosed as of the following dates the following data regarding the market, credit and interest rate risks of its portfolio:

(1) June 30, 2007:

- Average credit quality: A
- Duration: 6.36 years
- Average effective maturity: 8.48 years
- 84% of portfolio invested in securities rated investment-grade plus 7.4% in unrated securities; only 9.1% rated below-investment-grade

(2) December 31, 2006:

- Average credit quality: A
- Duration: 5.59 years
- Average effective maturity: 7.45 years
- 80% of portfolio invested in securities rated investment-grade plus 2.9% in unrated securities; only 17% rated below-investment-grade

(3) June 30, 2006:

- Average credit quality: BBB+

- Duration: 4.21 years
- Average effective maturity: 5.62 years
- 70.5% of portfolio invested in securities rated investment-grade plus 0.3% in unrated securities; only 29.2% rated below-investment-grade

(4) December 31, 2005:

- Average credit quality: A-
- Duration: 3.52 years
- Average effective maturity: 4.7 years
- 69% of portfolio invested in securities rated investment-grade plus 6.2% in unrated securities; only 24.9% rated below-investment-grade

(5) June 30, 2005:

- Average credit quality: A
- Duration: 2.36 years
- Average effective maturity: 3.2 years
- 70% of portfolio invested in securities rated investment-grade plus 6.5% in unrated securities; only 23.2% rated below-investment-grade

(6) December 31, 2004:

- Average credit quality: A
- Duration: 3.32 years
- Average effective maturity: 5.2 years

- Percentage of portfolio invested in securities rated investment-grade, unrated securities, or below-investment-grade not disclosed in summary form as above.

188. The representations and disclosures in the preceding paragraph were false and misleading in that they painted a false picture of the Intermediate Fund as a fund whose net asset value was subject to only limited fluctuations, without the slightest hint of the Fund's extraordinary exposure to the undisclosed concentration, liquidity and valuation risks lurking in the Fund's portfolio as a result of the Fund investing a far larger portion of its assets than did its peers in exotic, complex, thinly traded structured financial instruments of uncertain valuation that could, and did, suddenly become unsalable at their estimated values as a result of shifting market sentiments, resulting in catastrophic losses, and were otherwise false and misleading for failing to disclose the following material facts:

(a) While the Intermediate Fund did invest primarily in intermediate maturity, investment grade bonds, it made extraordinarily heavy investments in complex, exotic, thinly traded, structured financial instruments that held risks that were not disclosed, including but not limited to concentration, liquidity and valuation risks that exposed investors in the Fund to sudden and catastrophic losses as a result of changing market sentiments;

(b) Based on its investment objective, the Intermediate Fund was properly perceived to be suitable for investors seeking to preserve their capital, but the Fund was not managed in a manner that preserved capital but instead was managed in a manner that substantially threatened shareholders' savings;

(c) The Intermediate Fund did not invest in investment grade, short-term securities to maintain the Fund's liquidity and flexibility, or failed to do so in prudent amounts but instead heavily invested in thinly traded, exotic, complex, market-untested, structured financial instruments of uncertain valuation that could suddenly become unsalable at their estimated values as a result of changing market sentiments;

(d) Regarding the representation that the Intermediate Fund provides a higher level of current income than typical money market investments, Defendants inferred that the Intermediate Fund provided safety that was comparable to that of a money market fund while failing to disclose that its pursuit of such higher current income meant heavily investing in thinly traded, exotic, complex, structured financial instruments of uncertain valuation that had not been tested in adverse market conditions and that could suddenly become unsalable at their estimated values ;

(e) Regarding the representation that the Intermediate Fund provides a diversified portfolio of mostly investment-grade debt instruments, with some exposure to below-investment-grade assets, Defendants failed to disclose the concentration, liquidity and valuation risks embedded in a portfolio heavily invested in thinly traded, exotic, complex, market-untested, structured financial instruments of uncertain valuation that could suddenly become unsalable at their estimated values ;

(f) Regarding the representation that the Intermediate Fund focuses on "undervalued" and "out-of-favor" sectors and securities, "which still have solid credit fundamentals," Defendants failed to disclose the concentration, liquidity and valuation risks embedded in a portfolio heavily invested in thinly traded, exotic, complex, market-untested, structured financial instruments of uncertain valuation that could suddenly become unsalable at their estimated values ;

(g) Regarding the representation that the Intermediate Fund's "portfolio is diversified not only with regard to issuer, but also industry, security type and maturity," the Fund was not diversified as to industry or "security type," and Defendants failed to disclose the concentration, liquidity and valuation risks embedded in a portfolio heavily invested in thinly traded, exotic, complex, structured financial instruments of uncertain valuation that could suddenly become unsalable at their estimated values and that had not been tested in adverse market conditions;

(h) Regarding the representation that the Intermediate Fund's "portfolio is diversified not only with regard to issuer, but also industry, security type and maturity," Defendants failed to disclose the extraordinarily heavy concentration of credit risk;

(i) Regarding the representation that the Intermediate Fund "does not invest in speculative derivatives,"

 (1) The Fund in fact did invest in significant amounts of such securities—e.g., at December 31, 2005, the Fund held interest-only strips (commonly viewed as a speculative derivative security) totaling over $32 million, or 5.8% of the Fund's total investments, and at June 30, 2006, the Fund held almost $20 million in interest-only strips, or almost three percent of the Fund's total investments;

 (2) Defendants failed to disclose the risks embedded in a portfolio heavily invested in thinly traded, exotic, complex, securities of uncertain valuation that could suddenly become unsalable at their estimated values and that had not been tested in adverse market conditions;

(j) Regarding their recognition that investors in the Intermediate Fund are fixed income investors who would rely on the Fund for income, Defendants failed to disclose the risks embedded in a portfolio heavily invested in illiquid securities of uncertain valuation that had not been tested in adverse market conditions and that could suddenly become unsalable at their estimated values and the threat such securities posed to investors' savings;

(k) Regarding the representation that the Intermediate Fund would not purchase any security if, after the purchase thereof, more than 15% of the Fund's portfolio consisted of illiquid securities, the Fund failed to adhere to this limitation and failed to disclose its violation of this restriction;

(l) Regarding the representation that the Intermediate Fund could not invest more than 25% of its net assets in a single industry, the Fund failed to adhere to this limitation, failed to disclose the Fund's violation of this restriction, and, to the extent that the asset allocations disclosed in the Fund's annual and semi-annual reports may be deemed disclosure of the violation of the restriction, the failure to disclose that such allocations violated the Fund's fundamental investment restriction regarding investments in a single industry;

(m) The Fund's periodically disclosed asset allocations understated the extent to which it was invested in mortgage-related securities or in a single industry and did not disclose that such concentrations violated the 25% limits on investments in a single industry;

(n) The Intermediate Fund was not for investors whose "investment objective is preservation of capital" because its extraordinarily heavy investments in complex, exotic, thinly traded, structured financial instruments of uncertain valuation that could suddenly become unsalable at their estimated values subjected investors' capital to a sudden and catastrophic loss as a result of changing sentiments in the market;

(o) Regarding the Intermediate Fund's representation that it provided "greater stability in principal value than that of long-term bonds," the Intermediate Fund did not provide such stability, and the Fund failed to disclose that, while its relatively shorter maturity/duration than longer term bonds did provide greater NAV/principal stability with respect to interest rate and market risks than longer term bonds, or funds holding longer term bonds, the Fund was, as compared with all other bond funds regardless of maturity/duration, exposed to the extraordinary concentration, liquidity and valuation risks inherent in its extraordinarily large (as compared with all or almost all other bond funds) investments in thinly traded, exotic, complex, market-untested, structured financial instruments of uncertain valuation that could suddenly become unsalable at their estimated values;

(p) Regarding the Intermediate Fund's representation that it provided a "diversified portfolio of investment-grade debt," the Fund manifestly did not provide a diversified portfolio but, instead, was heavily concentrated in real estate related securities, exceeding its disclosed 25% limit on investments in a single industry;

(q) The Intermediate Fund did not provide "balanced exposure across the investment-grade spectrum" because it was concentrated in a single industry and, while the Fund's investments in investment-grade securities afforded protection against credit risk, the Fund's extraordinarily large investments in thinly traded, exotic, complex, market-untested, structured financial instruments of uncertain valuation that could suddenly become unsalable at their estimated values nevertheless exposed the Fund's investors to a sudden and catastrophic loss as a result of changing sentiments in the market;

(r) The Intermediate Fund did not provide "greater liquidity" enabling investors to "redeem any portion of their shares. . . at any time" as the Fund was able to do so only by substantially marking down portfolio securities in order to sell them to meet redemptions;

(s) In disclosing that the Intermediate Fund "provides steady income to those who need it," the MK Defendants recognized that many of those who invest in funds like the Intermediate Fund need their investments to be safe because they are dependent upon them for their income and, accordingly, cannot risk principal to the extent that their principal was put at risk by the Fund in the way its assets were invested;

(t) The Intermediate Fund's reported NAVs were not a reliable measure of the value of the Fund's net assets but were merely estimates subject to sudden and precipitous reductions because an undisclosed large portion of the Fund's investments was in securities for which market quotations were not readily available and whose values had therefore to be estimated based on an undisclosed variety of factors that, if disclosed, would have revealed how judgmental, subjective and uncertain were the estimated values at which these assets were being carried on the Fund's books and records and reported to the Fund's shareholders;

(u) Regarding the Intermediate Fund's semi-annual disclosures of the extent to which the Fund was exposed to the risks of rising interest rates and borrowers that don't repay their loans, the failure to disclose the extraordinary unrelated concentration, liquidity and valuation risks inherent in the Fund's heavy investments in thinly traded, exotic, complex, market-untested, structured financial instruments of uncertain valuation that could suddenly become unsalable at their estimated values upon changing market sentiments, resulting in catastrophic losses upon the repricing of such securities.

189. In connection with the offer and sale of the Short Term Fund's shares, during the Class Period, the Defendants made the following explicit or implicit representations in the Fund's registration statements or amendments thereto, including prospectuses and statements of additional information and in annual and semi-annual reports and other documents filed with the SEC during the Class Period and in sales materials and other sources of information for which the MK Defendants were responsible:

(a) The Short Term Fund was a "fund for investors who seek a high level of current income consistent with the preservation of capital";

(b) The Short Term Fund's investment objective was "a high level of current income consistent with preservation of capital";

(c) The Short Term Fund would invest primarily in "one of the four highest categories" of investment grade bonds;

(d) The Short Term Fund's portfolio would "normally maintain a dollar-weighted average portfolio maturity of three years or less" in order to "moderate principal fluctuations" and "thus, provide a more stable net asset value";

(e) The Short Term Fund, represented in November 2005, that it "as a matter of non-fundamental operating policy, currently does not intend to invest in [restricted] securities in the coming year";

(f) The Short Term Fund, represented in November 2006, that it "will not purchase securities for which there is no readily available market. . . . , if immediately after and as a result, the value of such securities would exceed, in the aggregate, 15% of the fund's net assets";

(g) The Short Term Fund provides a "higher level of current income than typical CDs, savings accounts, or money market investments";

(h) The Short Term Fund provides a "greater stability in principal value than that of longer term bonds or bond fund";

(i) The Short Term Fund provides a "diversified portfolio of short-term investment-grade debt securities";

(j) In connection with representing that the "single best way to reduce the risk of any portfolio is through adequate diversification," the Short Term Fund further represented that it "is diversified not only with regard to issuer, but also industry, security type and maturity";

(k) The Short Term Fund could not invest more than 25% of its net worth in a single industry;

(l) The periodically disclosed asset allocations;

(m) The Short Term Fund's published NAVs were a reliable measure of the value of the Fund's net assets.

(n) The Short Term Fund disclosed as of the following dates the following data regarding the market, credit and interest rate risks of its portfolio:

(1) June 30, 2007:

- Average credit quality: A+
- Duration: 1.86 years
- Average effective maturity: 2.48 years
- 87% of portfolio invested in securities rated investment-grade plus 7% in unrated securities; only 5.6% rated below-investment-grade

(2) December 31, 2006:

- Average credit quality: AA
- Duration: 1.76 years
- Average effective maturity: 2.35 years
- 83% of portfolio invested in securities rated investment-grade plus 4% in unrated securities; only 13% rated below-investment-grade

(3) June 30, 2006:

- Average credit quality: A
- Duration: 1.47 years
- Average effective maturity: 1.96 years
- 73% of portfolio invested in securities rated investment-grade plus 5.7% in unrated securities; only 21.7% rated below-investment-grade

(4) December 31, 2005:

- Average credit quality: A
- Duration: 1.6 years
- Average effective maturity: 2.14 years
- 82% of portfolio invested in securities rated investment-grade plus 3.4% in unrated securities; only 17.5% rated below-investment-grade

(5) June 30, 2005:

- Average credit quality: A
- Duration: 1.64 years
- Average effective maturity: 2.2 years

- Percentage of portfolio invested in securities rated investment-grade, unrated, or below-investment-grade not disclosed in summary form as above.

190. The representations and disclosures in the preceding paragraph were false and misleading in that they painted a false picture of the Short Term Fund as a safe fund with a stable net asset value, without the slightest hint of the Fund's extraordinary exposure to the undisclosed concentration, liquidity and valuation risks lurking in the Fund's portfolio as a result of the Fund investing a far larger portion of its assets than did its peers in exotic, complex, thinly traded structured financial instruments of uncertain valuation that could, and did, suddenly become unsalable at their estimated values upon changing market sentiments, resulting in extraordinary losses, and were otherwise false and misleading for failing to disclose the following material facts:

(a) The Short Term Fund was not a "fund for investors who seek a high level of current income consistent with the preservation of capital" because its extraordinarily heavy investments in complex, exotic, thinly traded structured financial instruments of uncertain valuation that could suddenly become unsalable at their estimated values subjected investors' capital to a sudden and catastrophic loss as a result of changing sentiments in the market;

(b) The Short Term Fund's investment objective was not "a high level of current income consistent with preservation of capital" but instead focused solely on high current income without regard to, and in fact sacrificed, preservation of capital to achieve income modestly higher than other short-term funds;

(c) While the Short Term Fund did invest primarily in investment grade bonds, it invested heavily in thinly traded, exotic, complex, market-untested, structured financial instruments that held risks that were not disclosed, including but not limited to concentration, liquidity and valuation risks that materialized in 2007 to cause the Fund's extraordinary loss in NAV;

(d) While the Short Term Fund's portfolio may have maintained "a dollar-weighted average portfolio maturity of three years or less," it manifestly did not maintain a portfolio that "moderate[d] principal fluctuations" and thus, did not "provide a more stable net asset value" because the duration/maturity of its portfolio did not protect against the concentration, liquidity and valuation risks imbedded in the thinly traded, exotic, complex, market-untested, structured financial instruments of uncertain valuation, which could suddenly become unsalable at their estimated values upon changing market sentiments, in which the Fund heavily invested, which risks materialized in 2007 to cause the Fund's extraordinary loss in NAV;

(e) Contrary to its representation in November 2005 that the Short Term Fund "currently does not intend to invest in [restricted] securities in the coming year," the Fund did make such investments without disclosing its change of intent;

(f) Contrary to its representation in November 2006, that it "will not purchase securities for which there is no readily available market. . . . , if immediately after and as a result, the value of such securities would exceed, in the aggregate, 15% of the fund's net assets," the Short Term Fund made substantial investments throughout the Class Period in securities for which there was no readily available market and purchased such investments when, after the purchase thereof, the Fund held securities with an aggregate value substantially exceeding 15% of the Fund's net assets, without disclosing its violation of the 15% limitation;

(g) Regarding the Short Term Fund's representation that it provided a "higher level of current income than typical CDs, savings accounts, or money market investments," Defendants inferred that the Short Term Fund provided safety that was comparable to that of such universally recognized safe investments and failed to disclose that its pursuit of such "higher current income" meant heavily investing in thinly traded, exotic, complex, market-untested, structured financial instruments of uncertain valuation that could suddenly become unsalable at their estimated values upon changing market sentiments;

(h) Regarding the Short Term Fund's representation that it provided "greater stability in principal value than that of longer term bonds or bond fund," the Fund did not provide such stability, and the Fund failed to disclose that, while its relatively short maturity/duration did provide greater NAV/principal stability with respect to interest rate and market risks than longer term bonds, or funds holding longer term bonds, the Fund was, as compared with all other bond funds regardless of maturity/duration, exposed to the extraordinary concentration, liquidity and valuation risks inherent in heavily investing in thinly traded, exotic, complex, market-untested, structured financial instruments of uncertain valuation that could suddenly become unsalable at their estimated values upon changing market sentiments;

(i) Regarding the Short Term Fund's representation that it provided a "diversified portfolio of short-term investment-grade debt securities," the Fund manifestly did not provide a diversified portfolio but, instead, heavily concentrated in mortgage-related securities, exceeding its disclosed 25% limit on investments in a single industry;

(j) Contrary to the Short Term Fund's representation that it "is diversified not only with regard to issuer, but also industry, security type and maturity," the Fund was not diversified as to industry or "security type" and failed to disclose its heavy investments in thinly traded, exotic, complex, market-untested, structured financial instruments of uncertain valuation that could suddenly become unsalable at their estimated values upon changing market sentiments;

(k) Regarding the representation that the Short Term Fund's "portfolio is diversified not only with regard to issuer, but also industry, security type and maturity," Defendants failed to disclose the extraordinarily heavy concentration of credit risk;

(l) Regarding the Short Term Fund's representation that it was subject to a fundamental restriction that prohibited it from investing more than 25% of its net worth in a single industry, it failed to adhere to this restriction, failed to disclose the Fund's noncompliance with this restriction, and, to the extent that the asset allocations disclosed in the Fund's annual and semi-annual reports may be deemed disclosure of the violation of the restriction, the failure to disclose that such allocations violated the Fund's fundamental investment restriction regarding investments in a single industry;

(m) The Fund's periodically disclosed asset allocations understated the extent to which the Short Term Fund was invested in mortgage-related securities or in a single industry and did not disclose that such concentrations violated the 25% limits on investments in a single industry;

(n) Regarding the Short Term Fund's semi-annual disclosures of the extent to which the Fund was exposed to the risks of rising interest rates and borrowers that don't repay their loans, the failure to disclose the extraordinary unrelated concentration, liquidity and valuation risks inherent in the Fund's heavy investments in thinly traded, exotic, complex, market-untested, structured financial instruments of uncertain valuation that could suddenly become unsalable at their estimated values, resulting in catastrophic losses upon the repricing of such securities;

(o) The Short Term Fund's reported NAVs were not a reliable measure of the value of the Fund's net assets but were merely estimates subject to sudden and precipitous reductions because an undisclosed large portion of the Fund's investments was in securities for which market quotations were not readily available and whose values had therefore to be estimated based on an undisclosed variety of factors that, if disclosed, would have revealed how judgmental, subjective and uncertain were the estimated values at which these assets were being carried on the Fund's books and records and reported to the Fund's shareholders.

191. Defendants' partial disclosure in the Funds' SAIs (but not in their prospectuses or selling materials) of the liquidity and other risks *regarding the below-investment grade securities in which the Funds invested, but not the structured financial instruments in which the Funds heavily invested*, is irrelevant herein and misleading because Defendants did not disclose in the Funds' prospectuses, SAIs or selling materials that the structured financial instruments in which the Funds heavily invested were likewise:

(a) Subject to such risks, including liquidity risk,

(b) Subject to the risk that such instruments are subject to adverse publicity and changing investor perceptions and sentiments that are likely to affect the liquidity of such instruments and the ability of pricing services or the Funds' management to value such securities,

(c) Traded in a market that is much thinner and less active than that for more conventional fixed income securities, which can adversely affect the prices of such instruments,

(d) Because market quotations were not readily available for most, if not all, of such securities during most, if not all, of the Class Period, subject to "fair value" procedures, involved judgment and significant uncertainty, rendering the Funds' respective NAVs during the Class Period highly uncertain;

(e) Relatively new types of debt securities that had not been tested in adverse market conditions, even though similar types of newly created fixed income structured or derivative securities had in the past shown a propensity to collapse in adverse market conditions;

(f) Exhibited the characteristics of illiquid securities and could suddenly become unsalable at their estimated values before the Funds could sell them at the prices at which they were being carried on the Funds' records;

(g) Subject to the value thereof suddenly, and without warning, dropping precipitously, because up to half or more of the Funds' portfolio consisted of securities that exhibited such characteristics;

(h) Investments in a single industry in excess of the 25% limit on such investments; and

(i) Subject to the concentration of credit risk.

192. Defendants stated in the Funds' SAI, but not in the Funds' prospectuses or sales materials, some of the risks created by illiquid securities generally without regard to specific types of securities:

> Illiquid investments are investments that cannot be sold or disposed of in the ordinary course of business at approximately the prices at which they are valued. Under the supervision of the Board, the Adviser determines the liquidity of each fund's investments and,

> through reports from the Adviser, the Board monitors investments in illiquid instruments. In determining the liquidity of each fund's investments, the Adviser may consider various factors, including (1) the frequency of trades and quotations, (2) the number of dealers and prospective purchasers in the marketplace, (3) dealer undertakings to make a market, (4) the nature of the security (including any demand or tender features), and (5) the nature of the marketplace for trades (including the ability to assign or offset the fund's rights and obligations relating to the investment). Investments currently considered by the Adviser to be illiquid include repurchase agreements not entitling the holder to repayment of principal and payment of interest within seven days, non-government stripped fixed-rate mortgage-backed securities, and OTC options. Also, the Adviser may determine some restricted securities, government-stripped fixed-rate mortgage-backed securities, loans and other direct debt instruments, emerging market securities, and swap agreements to be illiquid. However, with respect to OTC options that the funds write, all or a portion of the value of the underlying instrument may be illiquid depending on the assets held to cover the option and the nature and terms of any agreement the funds may have to close out the option before expiration. In the absence of market quotations, illiquid investments are priced at fair value as determined in good faith by a committee appointed by the Board.
>
> Illiquid securities may be difficult to dispose of at a fair price at the times when either fund believes it is desirable to do so. The market price of illiquid securities generally is more volatile than that of more liquid securities, which may adversely affect the price that each fund pays for or recovers upon the sale of illiquid securities. Illiquid securities are also more difficult to value and thus the Adviser's judgment plays a greater role in the valuation process. Investment of each fund's assets in illiquid securities may restrict each fund's ability to take advantage of market opportunities. The risks associated with illiquid securities may be particularly acute in situations in which each fund's operations require cash and could result in each fund borrowing to meet its short-term needs or incurring losses on the sale of illiquid securities.

November 1, 2006 Statement of Additional Information pp. 28-29.

193. Materially omitted from Defendants' SAI disclosures described in the preceding paragraph, which disclosures did not appear in the Funds' prospectuses or selling materials, were the following facts and conditions of the Funds' portfolios:

(a) The Funds were heavily invested in illiquid securities or in thinly traded securities that were highly susceptible to suddenly becoming unsalable at their estimated values upon changing sentiments without allowing time to sell them at the prices at which they were being carried on the Funds' records;

(b) The proportions of the Funds' respective portfolios that were subject to the disclosed difficult and judgmental valuation process;

(c) The resulting uncertainty of the Funds' NAV in light of the extraordinarily large proportion of the Funds' respective portfolios subject to the valuation uncertainty inherent in the process of valuing illiquid securities;

(d) The disclosure deficiencies and undisclosed material facts regarding the Funds' valuation disclosures described in paragraph 138 above.

194. Defendants' misrepresentations regarding the High Income Fund's stable NAV were consistent with and reinforced by the Fund's reported NAV during the Fund's fiscal years ended June 30, 2002 through June 30, 2006, as disclosed in the High Income Fund's prospectuses under "Financial Highlights," during which period the Fund's NAV changed by only $0.14, from $10.42 to $10.56, or 1.33% over the five-year period, versus $0.46 for the Intermediate Fund, from $9.93 to $10.39, or 4.5% over the same period, and versus $0.30 for the Short-Term Bond Fund, from $9.94 to $10.24, or 2.97% over the same period. From the disclosures set forth above, the Fund's historic NAV and the Financial Highlights, a reasonable investor would conclude that the High Income Fund was relatively safe with a stable NAV and was not subject to the risk of the extraordinary decline suffered by the High Income Fund. See paragraphs 314-316 below.

195. Defendants' misrepresentations regarding the Intermediate Fund's relative safety were consistent with and reinforced by the Fund's reported NAV during the Fund's fiscal years ended June 30, 2002 through June 30, 2006, as disclosed in the Intermediate Fund's prospectuses under "Financial Highlights," during which period the Fund's NAV changed by only $0.46 for the Intermediate Fund, from $9.93 to $10.39, or 4.5% over the same period. From the disclosures set forth above, the Fund's historic NAV and the Financial Highlights, a reasonable investor would conclude that the Intermediate Fund was relatively safe with a stable NAV and was not subject to the risk of the extraordinary decline suffered by the Intermediate Fund..

196. Defendants' misrepresentations regarding the Short Term Fund's relative safety were consistent with and reinforced by the Fund's reported NAV during the Fund's fiscal years ended June 30, 2002 through June 30, 2006, as disclosed in the Short Term Fund's prospectuses under "Financial Highlights," during which period the Fund's NAV changed by only $0.30 for the Short Term Fund, from $9.94 to $10.24, or 2.97% over the same period. From the disclosures set forth above, the Fund's historic NAV and the Financial Highlights, a reasonable investor would conclude that the Short Term Fund was relatively safe with a stable NAV and was not subject to the risk of the extraordinary decline suffered by the Short Term Fund.

197. With respect to the Funds, the representations set forth above were false and misleading in that Defendants failed to disclose:

(a) That the Funds' performances during the Class Period before the catastrophic decline in their respective NAVs was attributable to taking significant risks not taken by comparable funds;

(b) That the Funds' performance, as compared with comparable funds, during the Class Period preceding the declines in the Funds' NAVs was attributable to their excessive investments in illiquid and untested securities whose valuations were uncertain;

(c) That the Funds' performance, as compared with comparable funds, during the Class Period preceding the declines in the Funds' NAVs was attributable to their excessive investments in illiquid securities in violation of their disclosed limitation of such investments;

(d) That, because of its excessive investments in illiquid and untested securities whose valuations were uncertain, the Funds were far more risky than disclosed;

(e) That the valuation of an undisclosed but substantial portion of the Funds' respective portfolio securities, and therefore their respective NAVs, was based on mere estimates and, therefore, was subject to substantial uncertainty, rendering their respective NAVs highly uncertain;

(f) That, because of their excessive investments in illiquid and untested securities, whose valuations were uncertain, the Funds' respective advertised NAVs were vulnerable to a precipitous decline as a result of adjusting the Funds' valuations to reflect sudden changes in the market conditions relating to such securities and the Funds' inability to sell such securities to raise needed cash;

(g) That, given the Funds' excessive investments in illiquid and untested securities whose valuations were uncertain, an investment in the Funds was subject to significantly greater risk than an investment in comparable short-term, intermediate-term or high income bond mutual funds;

(h) That, given the extent of the Funds' excessive investments in illiquid and untested securities whose valuations were uncertain, Defendants had no reasonable basis for their representations that they believed that limited NAV fluctuation or a stable NAV could be achieved;

(i) That the Funds were, respectively, investing more than 15 percent of their net assets in illiquid and untested securities;

(j) That the Funds were, respectively, investing more than 25% of their net assets in a single industry;

(k) That the Funds were exposed to a concentration of credit risk.

(l) That, as a result of such investment practices, the Funds were much riskier than the indices with which the MK Defendants compared the Funds' respective performances;

(m) The extent to which the Funds' respective yields and income and source of dividends during the Class Period, as compared with comparable mutual funds, were dependent on the Funds' excessive investments in illiquid and untested securities whose estimated valuations were uncertain and vulnerable to suddenly becoming unsalable upon changing market sentiments or perceptions of the investment merit of such securities; and

(n) The extent to which the Funds' respective yields and dividends during the Class Period, as compared with comparable mutual funds, were dependent on investment policies and practices that were inconsistent with limited NAV fluctuation, stable NAV and/or preservation of capital and that subjected shareholders in the Funds to risk and volatility substantially greater than those of comparable bond mutual funds.

198. The Funds' generalized and partial and incomplete risk disclosures in its prospectuses, its annual and semi-annual reports, and elsewhere, which were substantially

uniform throughout the Class Period, were negated and rendered immaterial and meaningless:

(a) By the specific disclosures relating to stable NAVs; "lower NAV volatility than typical high-yield funds," "conservative credit posture," avoiding "excessive credit risk," diversification by investing in assets other than below investment-grade bonds (including the structured financial instruments that were a significant cause of the Funds' losses), "solid credit fundamentals"; with respect to the Intermediate Fund, avoiding "speculative derivative;" the Intermediate Fund was for investors whose "investment objective is preservation of capital" and offered "greater stability in principal value than that of long-term bonds"; and, with respect to the Short Term Fund, the Fund's investment objective was preservation of capital and the Fund would invest in a portfolio of investment-grade securities with an average maturity of three years or less;

(b) By the financial performance of the Funds as reflected in their historic stable NAVs until July through November 2007 and as reflected in the "Financial Highlights" disclosed in the Fund's prospectuses throughout the Class Period;

(c) By the failure to disclose the matters set forth herein (see, e.g., paragraphs 75, 100, 108-20, 113, 124, 137, 138, 157, 163, 164, 169-71, 174, 175, 186, 188, 190, 191, 193, 197, 308-20, 320, 332, 333);

(d) As a result of the Funds' failures to disclose in their respective financial statements, or the footnotes thereto, the valuation uncertainty inherent in the Funds' respective NAVs and/or the magnitude of fair-valued securities and the effect on the Funds' NAV of a hypothetical change in the estimated values of such securities and the likelihood of such change;

(e) By comparing the Funds' respective performances with short-term, intermediate-term and high income bond indices;

(f) By the MK Defendants repeatedly comparing the Funds' respective performances with, respectively, Lehman Brothers 1-3 Year U. S. Government/Credit Index, the Lehman Brothers Intermediate U.S. Aggregate Index and the Lehman Brothers Ba U.S. High Yield Index, implying that the Funds were comparable in risk to such indices, without disclosing the unique risks embedded in the Funds that differentiated the Funds from their respective indices, as set forth above; and

(g) With respect to the Funds' disclosure in their common prospectus of what they called the "principal risks" to which the MK Defendants said the Funds were subject, neither valuation uncertainty nor liquidity risk was included in these "principal risks."

STATEMENT OF FACTS: PwC

PwC'S REQUIRED KNOWLEDGE, RESPONSIBILITIES AND DUTIES – GENERALLY

199. KPMG LLP ("KPMG") was the Company/Funds' independent public accountants for the fiscal years ended June 30, 2000 and June 30, 2001. On November 14, 2001, KPMG resigned as independent accountants for the Company. Following KPMG's resignation, the Company/Funds' audit committee selected PwC to be the auditor of the Funds' financial statements.

200. In connection with its audits of the Funds' June 30, 2004, 2005 and 2006 annual financial statements and reports thereon, its reviews of the Funds' December 31, 2004, 2005 and 2006 semi-annual financial statements, its issuance of reports on the Funds' internal controls, and its affirmance of the information in the Funds' several prospectuses that was derived from the Funds' audited financial statements, PwC was required by SEC rules and regulations and by generally accepted accounting principles ("GAAP") and

generally accepted auditing standards ("GAAS") to know about: the Funds' failure to use valuation methods required by SEC rules and regulations and the required attendant disclosures, GAAP, and by the Funds' disclosures; the uncertain estimated values of the illiquid and market-untested structured financial instruments in which the Funds invested and attendant required disclosures; and the Funds' noncompliance with the limitations on investments in illiquid securities and a single industry and attendant required disclosures and with the Intermediate and High Income Funds' respective investment objectives.

201. The form and content of, and requirements for, financial statements of registered investment companies such as the Funds are governed by SEC Regulation S-X and the interpretive releases (Accounting Series Releases) relating thereto. The Accounting Series Releases, or "ASRs," have been codified into the SEC's Codification of Financial Reporting Policies ("Codification").

202. The American Institute of Certified Public Accountants ("AICPA") *Audit and Accounting Guide, Audits of Investment Companies* ("AICPA Guide") is an authoritative source that sets forth recommendations of the AICPA Investment Companies Special Committee on the application of GAAS to audits of financial statements of investment companies. The AICPA Guide also presents the committee's recommendations on and descriptions of financial accounting and reporting principles and practices for investment companies.[1]

203. The AICPA Guide is consistent with the standards and principles covered by Rules 202 and 203 of the AICPA Code of Professional Conduct.

---

[1] References herein are to the December 1, 2000 edition and to the May 1, 2007 edition. Based on a review of the 2007 edition, material cited from the 2007 edition appears to be the same as the 2000 edition or relates to guidance in existence preceding May 1, 2007 and applicable during the Class Period.

204. The AICPA Guide applicable to PwC's audit of the Funds' 2004, 2005 and 2006 financial statements was the Guide that reflected relevant guidance contained in authoritative pronouncements through May 1, 2007.[2]

205. Where the AICPA Guide is applicable, PwC auditors who audited the Funds' annual financial statements should have used the accounting treatments specified by the AICPA Guide or be prepared to justify another treatment, as discussed in paragraph 7 of Statement on Auditing Standards ("SAS") No. 69.

206. The AICPA Guide does not describe all auditing procedures necessary to perform an audit in accordance with generally accepted auditing standards. The Guide was not intended to limit or supplant the PwC auditors' individual judgment, initiative, imagination, or vigilance. Programs for each audit should be designed to meet its particular requirements, considering the size and kind of organization and the adequacy of internal control and risk management.

207. Statements of Position of the AICPA Accounting Standards Division present the conclusions of at least two-thirds of the Accounting Standards Executive Committee, which is the senior technical body of the AICPA authorized to speak for the Institute in the areas of financial accounting and reporting. SAS No. 69, *The Meaning of* Present Fairly in Conformity With Generally Accepted Accounting Principles *in the Independent Auditor's Report*, identifies AICPA Statements of Position as sources of established accounting principles that an AICPA member should consider if the accounting treatment of a transaction or event is not specified by a pronouncement covered by Rule 203 of the AICPA Code of Professional Conduct. One of such statements of position is Statement of Position ("SOP") 93-1, and in relevant circumstances, the accounting treatment specified by SOP 93-

---

2 See footnote 1.

1 should be used, or the member should be prepared to justify a conclusion that another treatment better presents the substance of the transaction in the circumstances.

208. With respect to PwC's audits of the Funds' 2004, 2005 and 2006 annual financial statements, SOP 93-1 provided guidance on the Funds' financial reporting for the untested illiquid structured financial instruments held by them as investments. SOP 93-1 recommended procedures to be considered by PwC for reviewing the valuations of the Funds' investments reported in the Funds' financial statements.

209. The Funds issued semi-annual reports, including financial statements that reported the Funds' net asset value, as of December 31, 2004, 2005 and 2006. Such financial statements should be complete and based on generally accepted accounting principles, which should conform to the principles used in preparing the Funds' annual financial statements.

210. It is customary for auditors to review registered investment companies' interim financial statements. PwC reviewed the Funds' semi-annual financial statements as of December 31, 2004, 2005 and 2006.

211. Investment companies are grouped according to their primary investment objectives, and the types of investments made by those funds reflect their stated objectives. The composition of an investment company's portfolio is primarily a function of the company's investment objectives and its market strategy to achieve them.

212. The AICPA Guide provides that, before starting an audit of an investment company's financial statements, an auditor is to be familiar with, *inter alia*, the fund's business and operating characteristics, its industry generally, applicable statutes and regulations, SEC registration and reporting forms, the statistics that should be maintained by investment companies and the sources of such data, the company's investment objective and limitations and restrictions, and SEC Form N-SAR (a reporting form used by registered

investment companies for semiannual and annual reports that provides current information and demonstrates compliance with the ICA).

213. The second standard of auditing fieldwork, part of generally accepted auditing standards, states that "A sufficient understanding of internal control is to be obtained to plan the audit and to determine the nature, timing, and extent of tests to be performed." AICPA 2000/2007 Guide ¶ 2.107/2.150.

214. The auditor must obtain a sufficient understanding of the entity and its environment, including its internal control, to assess the risk of material misstatement of the financial statements whether due to error or fraud, and to design the nature, timing and extent of further audit procedures. AICPA 2007 Guide ¶ 2.150.

215. SEC Form N-SAR requires PwC, as the auditor of the Funds' financial statements, to report annually to the SEC and to the Funds' directors and shareholders on the Funds' internal control over financial reporting. AICPA 2007 Guide ¶ 2.150.

216. According to the AICPA Guide, in its consideration of the Funds' internal control structure and whether that structure ensured compliance with the Funds' investment policies and restrictions, PwC should have reviewed such relevant Fund documents as the most recent prospectus, compliance items reported in the annual N-SAR report to the SEC, and other publicly filed documents, certificate of incorporation, bylaws, and minutes of board and audit committee and shareholder meetings. AICPA 2000/2007 Guide ¶ 2.101/2.144.

PwC's Required Knowledge, Responsibilities and Duties – Pricing and Valuation of the Funds' Thinly Traded Structured Financial Instruments

217. PwC's principal objectives in auditing the Funds' investment accounts during the Class Period were to determine, *inter alia*, whether there was a reasonable assurance that the Funds' portfolio investments were properly valued. AICPA 2007 Guide ¶ 2.148.

218. "Reasonable assurance" means a "high level of assurance." SAS No. 104.

219. The AICPA Guide provides that the audit of an investment company's investment accounts is a significant portion of the overall audit because of the relative significance of those accounts and of the related income accounts. AICPA 2007 Guide ¶ 2.141.

220. All relevant factors must be taken into account in performing good faith valuations. AICPA 2000 Guide ¶¶ 2.35, 2.36, 2.133.

221. The AICPA Guide, citing ICA Rule 22c-1, informed the PwC auditors working on the audits of the Funds' financial statements that, under the ICA, open-end investment companies offering their shares to the public continuously are required to compute the Funds' respective net asset values per share daily to price Fund shares redeemed and sold. SOP 93-1 advised PwC auditors to consider reviewing the methods used by management to determine and update daily prices and the consistency of these methods from period to period and across similar securities.

222. With respect to the fair valuation of securities for which market quotations are not readily available, the AICPA Guide makes clear such fair valuations are estimates, providing:

> 2.33 Situations may arise when quoted market prices are not readily available or when market quotations are available but it is questionable whether they represent fair value. Examples include instances when—
>
> - Market quotations and transactions are infrequent and the most recent quotations and transactions occurred substantially prior to the valuation date.
> - The market for the security is "thin" (that is, there are few transactions or market makers in the security, the spread between the bid and asked prices is large, and price quotations vary substantially either over time or among individual market makers).
> - . . .

Similar circumstances may also affect the appropriateness of valuations supplied by pricing services. Situations such as those above are expected to be rare but may occur. In those cases, an investment company may establish a policy to substitute a good faith estimate of fair value for the quoted market price or pricing service valuation. Any policy adopted should be consistently applied in all situations where significant pricing differences are determined to exist.

2.34 In December 2003, the SEC adopted new Rule 38a-1 under the 1940 Act that requires registered investment companies . . . . to adopt policies and procedures reasonably designed to prevent violation of federal securities laws. . . . the SEC stated that Rule 38a-1 "requires funds to adopt policies and procedures that require the fund to monitor for circumstances that may necessitate the use of fair value prices; establish criteria for determining when market quotations are no longer reliable for a particular portfolio security; provide a methodology or methodologies by which the fund determines the current fair value of the portfolio security; and regularly review the appropriateness and accuracy of the method used in valuing securities, and make any necessary adjustments.". . . . Further. . . . the SEC adopted rules which require investment companies . . . . to provide a brief explanation in their prospectuses of the circumstances under which they will use fair value prices and the effects of fair value pricing.

2.35 *Estimating Fair Values of Investments*. The SEC's *Codification of Financial Reporting Policies* provides guidance on the factors to be considered in, and on the responsibilities for and methods used for, the valuation of securities for which market quotations are not readily available [footnote citing Codification §§ 404.03 and 404.04]. . . . .

2.36 The objective of the estimating procedures is to state the securities at the amount at which they could be exchanged in a current transaction between willing parties, other than in a forced liquidation sale. The term current transaction means realization in an orderly disposition over a reasonable period. All relevant factors should be considered in selecting the method of estimating in good faith the fair value of each kind of security.

2.37 In estimating in good faith the fair value of a particular financial instrument, the board or its designee (the valuation committee) should, to the extent necessary, take into consideration all indications of fair value that are available. . . .[some of] the factors to be considered:

- Financial standing of the issuer
- Business and financial plan of the issuer and comparison of actual results with the plan
- Size of position held and the liquidity of the market
- Contractual restrictions on disposition
- Reported prices and the extent of public trading in similar financial instruments of the issuer or comparable companies
- Ability of the issuer to obtain needed financing
- Changes in the economic conditions affecting the issuer
- A recent purchase or sale of a security of the company
- Pricing by other dealers in similar securities
- Financial statements of investees

2.38 No single method exists for estimating fair value in good faith because fair value depends on the facts and circumstances of each individual case. Valuation methods may be based on a . . . discount or premium from market, of a similar, freely traded security of the same issuer; on a yield to maturity with respect to debt issues; or on a combination of these and other methods. In addition, with respect to derivative products, other factors (such as volatility, interest . . . and term to maturity) should be considered. The board of directors should be satisfied, however, that the method used to estimate fair value in good faith is reasonable and appropriate and that the resulting valuation is representative of fair value.

2.39 The information considered and the basis for the valuation decision should be documented, and the supporting data should be retained. The board may appoint individuals to assist it in the estimation process and to make the necessary calculations. . . . If considered material, the circumstances surrounding the substitution of good faith estimates of fair value for market

> quotations or pricing service valuations should be disclosed in the notes to the financial statements. . . .

AICPA 2007 Guide ¶¶ 2.33-2.39.

223. With respect to AICPA Guide ¶ 2.34's admonition that, investment company prospectuses disclose "the circumstances under which they will use fair value prices and the effects of fair value pricing," the Funds' prospectuses did disclose the "circumstances under which fair value prices" would be used—namely, the absence of readily available market quotations—but did not disclose "the effects of fair value pricing"—namely, given the magnitude of fair-valued securities in the Funds' portfolios, that the prices at which the Funds' shareholders were purchasing and redeeming the Funds' shares were subject to substantial uncertainty and were vulnerable to a sudden precipitous decline in value, thereby seriously jeopardizing their investments in the Funds.

224. No single standard for determining "fair value . . . in good faith" can be laid down, since fair value depends upon the circumstances of each individual case. SEC Codification 404.03.b.iv.

225. SEC Codification 404.03.b.iv. provides that directors of mutual funds whose securities are being fair valued in good faith should consider the following factors:

(a) The fundamental analytical data relating to the investment;

(b) The nature and duration of restrictions on disposition of the securities;

(c) An evaluation of the forces which influence the market in which these securities are purchased and sold;

(d) Type of security;

(e) Financial statements;

(f) Cost at date of purchase;

(g) Size of holding;

(h) Discount from market value of unrestricted securities of the same class at time of purchase;

(i) Special reports prepared by analysts;

(j) Information as to any transactions or offers with respect to the security;

(k) Price and extent of public trading in similar securities of the issuer or comparable companies.

226. SEC Codification 404.03.b.iv. provides that the guidance described in the preceding paragraph does not purport to delineate all factors which may be considered. The directors should take into consideration all indications of value available to them in determining the "fair value" assigned to a particular security. The information so considered together with, to the extent practicable, judgment factors considered by the board of directors in reaching its decisions should be documented in the minutes of the directors' meeting and the supporting data retained for the inspection of the company's independent accountant.

227. PwC's auditors should have become familiar with the provisions of the SEC's financial reporting releases on this subject, with emphasis on section 404.03 of SEC's *Codification of Financial Reporting Policies*. AICPA 2000/2007 Guide ¶ 2.133/2.182.

228. In the case of investments valued by the investment company using a valuation model, the auditor should assess the reasonableness and appropriateness of the model, including whether management has identified the significant assumptions and factors influencing the measurement of fair value, and whether the significant assumptions used are reasonable and the model is appropriate considering the entity's circumstances. (Significant assumptions cover matters that materially affect the fair value measurement and may include those that are sensitive to variation or uncertainty in amount or nature, and are susceptible to misapplication or bias.) AICPA 2007 Guide ¶ 2.182.

229. Under Codification of Statements on Auditing Standards ("AU") section 328, the auditor's substantive tests of fair value measurements involve (a) testing management's significant assumptions, the valuation model, and the underlying data, (b) developing independent fair value estimates for corroborative purposes, or (c) examining subsequent events and transactions that confirm or disconfirm the estimate. AICPA 2000/2007 Guide ¶¶ 2.124, 2.126 / 2.141, 2.168, 2.170.

230. In auditing the Funds' investment accounts, PwC should have considered the Funds' transactions with brokers and pricing services. AICPA 2007 Guide ¶ 2.141.

231. To the extent that the estimated values of the Funds' securities were provided by dealers or pricing services, PwC should have considered whether controls maintained by the fund or by the pricing service provide reasonable assurance (i.e., high level of assurance) that material pricing errors would be prevented or detected, which controls could include, *inter alia*, testing methods used by the pricing service to obtain daily quotations, verifying daily changes of each security's fair value in excess of a stipulated percentage, verifying dealer quotations with other dealers on a test basis, and consideration of fair value that has not changed for a stipulated period. AICPA 2000/2007 Guide ¶ 2.131/2.176.

232. To the extent that Morgan Management used internally developed matrix pricing to determine the fair value of the Funds' fair valued securities, PwC should have considered performing the following procedures on a test basis:

(a) Reviewing the matrix used;

(b) Determining that the results have been reviewed by the board of directors or its designees for reasonableness;

(c) Comparing sales proceeds from securities sold during the year with the value used on several days before the sale;

(d) Comparing fair values with values obtained from a second pricing matrix;

(e) Comparing fair values with quotations obtained from market makers.

AICPA 2000 Guide ¶ 2.132.

233. To the extent that the Funds' investments were valued using a valuation model, regardless of whether such model was developed internally or was one used by the Funds' outside pricing sources, PwC should have obtained an understanding of the entity's process for determining fair value, including:

(a) The controls over the process used to determine fair value measurements, including, for example, controls over data and the segregation of duties between investment management functions and those responsible for undertaking the valuations;

(b) The expertise and experience of those determining fair value measurements;

(c) The role of information technology in the valuation process;

(d) Significant assumptions used in determining fair value, as well as the process used to develop and apply management's assumptions, including whether management used available market information to development the assumptions;

(e) Documentation supporting management's assumptions;

(f) The controls over the consistency, timeliness, and reliability of data used in valuation models.

AICPA 2007 Guide ¶ 2.177.

234. With respect to the Funds' securities for which there were no readily available market quotations, PwC should have evaluated whether the method of measurement was appropriate in the circumstances, which evaluation involved obtaining an understanding of management's rationale for selecting a particular valuation method by discussing with management its reasons for selecting that method. PwC also needed to consider whether:

(a) Management had sufficiently evaluated and appropriately applied the criteria, if any, provided by GAAP to support the selected method;

(b) The valuation method was appropriate in the circumstances given the nature of the item being valued;

(c) The valuation method was appropriate in relation to the environment in which the Funds operated.

AICPA 2007 Guide ¶ 2.179.

235. PwC should have tested the data used to develop the fair value measurements of the Funds' thinly traded structured financial instruments and the disclosures relating thereto and should have evaluated whether the fair value measurements were properly determined from such data and management's assumptions. Specifically, PwC needed to evaluate whether the data on which the fair value measurements were based, including the data used in the work of a specialist, was accurate, complete and relevant; and whether fair value measurements were properly determined using such data and management's assumptions. PwC's tests might have included, for example, procedures such as verifying the source of the data, mathematical recomputation of inputs, and reviewing of information for internal consistency. AICPA 2007 Guide ¶ 2.181.

236. PwC knew that, because the fee paid by an investment company to its adviser to manage its portfolio is a percentage of the value of the portfolio and because of the pressures on portfolio managers to achieve significant above average performance in a highly competitive industry to attract additional investment dollars, and because the Funds' senior portfolio manager could earn a bonus based on the Funds' performance of as much as half of his base compensation, a risk inherent in the valuation of portfolio securities by the management of the investment company is that management has an incentive to err on the high side when valuing portfolio securities. It is in part because of this incentive that

auditors must be especially vigilant when auditing valuations of portfolio securities in the course of their audits of an investment company's financial statements.

237. PwC was required to confirm that the prices used by the Funds to value their portfolio securities were reasonable.

238. PwC was required to test the Funds' respective net asset values as computed on the Funds' price makeup sheets at the date of the Funds' financial statements and on selected interim dates. Such tests should have included procedures that, *inter alia*, traced quoted market prices to independent sources and, when independent sources were not available, to supporting documentation for investments stated at fair values, as determined by the Funds' board of directors.

239. PwC was required to ascertain whether the pricing and valuation procedures used by the Funds complied with the disclosed accounting policies, applicable SEC rules and regulations, and generally accepted accounting principles.

240. With respect to security values estimated in good faith by the Funds' board of directors, PwC was required to review the procedures employed by the board of directors for its continuing appraisal of such securities, determine whether the methods established for such valuations were followed, and make certain that these methods were reviewed and approved by the board of directors. PwC was required to review the procedures applied by the board of directors in valuing such securities and to inspect the underlying documentation to determine whether the procedures were reasonable and the documentation appropriate for that purpose.

241. Pricing and valuation of the Funds' portfolio securities were part of the Funds' internal accounting controls, the examination or testing of which PwC was responsible in connection with its audits of the Funds' financial statements and on which PwC was required to report in addition to its audit report and opinion.

242. SEC Form N-SAR states that the auditor's report on a registered investment company's internal controls should be "based on a review, study, and evaluation of the accounting system, internal accounting controls, . . . made during the audit of the financial statements. The report should disclose material weaknesses in the accounting system, the system of internal accounting control . . . that exist as of the end of the registrant's fiscal year. Disclosure of a material weakness should include an indication of any corrective action taken or proposed." PwC's reports on the Funds' internal controls were exhibits to the Funds' Form N-SAR reports and should have been addressed to the Funds' shareholders and board of directors.

243. To the extent that the Funds' management was relying on a pricing service to price its securities, the Funds' management was obliged to understand how the pricing service was pricing those securities, including whether the pricing service was taking into account in pricing the Funds' securities those factors deemed relevant by the Funds' management and board of directors. PwC, as auditor of the Funds' financial statements, was required to ascertain that the Funds' management had such an understanding.

244. PwC knew that, under the ICA, an open-end mutual fund (one that offered its shares continuously to the public and redeemed its shares), such as the Funds, is required to compute its net asset value daily in order to price the fund's shares that are being redeemed and sold daily.

245. The Funds were required to disclose those securities in their respective portfolios whose values were being estimated in accordance with fair value procedures, together with the magnitude of such securities, as material information but did not do so until October 3, 2007, even though such valuations were material throughout the Class Period.

246. If PwC had diligently followed the guidance recited above and given the extraordinarily large proportion of the Funds' portfolios invested in securities requiring fair value estimates, PwC would have identified the uncertainty inherent in half or more of the Funds' respective portfolios, and either

(a) Because of the limitation imposed by such uncertainty on the ability of PwC to properly audit the values of the Funds' assets, issued a qualified audit opinion as to the Funds' financial statements or disclaimed its ability to render such an opinion, and/or

(b) Counseled the Funds' management to correctly disclose the magnitude of this uncertainty and the effect thereof on the Funds' net assets and NAV per share,

in either of which cases, the MK Defendants' desired avoidance of either of which disclosures would have caused the Funds' management to reduce the amount of such fair-valued securities and thereby prevent the losses incurred in 2007.

PwC's Required Knowledge, Responsibilities and Duties – The Use of and Need for Good Faith Fair Value Procedures; Valuation Uncertainty

247. In its annual financial statements for its fiscal year ended June 30, 2007, issued on October 3, 2007, the Funds and Defendants disclosed for the first time the dollar amount of the Funds' securities that were fair valued at June 30, 2006. Not disclosed were the percentages those dollar amounts represented of the Funds' portfolios at June 30, 2006.

248. Likewise, in its annual financial statements for its fiscal year ended June 30, 2007, issued on October 3, 2007, the Funds and Defendants disclosed the dollar amount of the Funds' securities that were fair valued at June 30, 2007.

249. These disclosures were the first time the Funds disclosed the magnitude of the Funds' portfolio securities that were subject to the highly judgmental, uncertain estimated values of securities for which market quotations are not readily available.

250. These fair valued securities were 18.2% and 30.7% of the Short Term Fund's portfolio at June 30, 2006 and June 30, 2007 respectively, 55.8% and 50.4% of the Intermediate Fund's portfolio at June 30, 2006 and June 30, 2007 respectively, and 49.5% and 59.7% of the High Income Fund's portfolio at June 30, 2006 and June 30, 2007 respectively, calculated as follows:

	Investments in Securities (from annual reports)		**Fair Valued Investments: $ (from 2007 annual report) and as % of Investments in Securities (calculated)**			
	6/30/06	**6/30/07**	**6/30/06**		**6/30/07**	
Short Term Fund	$66,019,096	$86,400,536	$12,028,659	**18.2%**	$26,567,836	**30.7%**
Intermediate Fund	$ 673,709,710	$1,020,989,624	$ 376,056,341	**55.8%**	$ 514,922,503	**50.4%**
High Income Fund	$1,192,784,672	$1,045,740,306	$590,018,294	**49.5%**	$624,867,802	**59.7%**

251. Fair valued securities are those for which market quotations are not readily available.

252. Fair valued securities are those that have not traded in significant volume for a substantial period.

253. Fair valued securities are illiquid securities.

254. Fair valued securities are thinly traded.

255. Defendants knew that fair valued securities are those for which market quotations are not readily available, or have not traded in significant volume for a substantial period, and disclosed same.

256. PwC knew that the Funds and their management and directors understood that fair valued securities are those for which market quotations are not readily available or have not traded in significant volume for a substantial period.

257. PwC and the MK Defendants knew that approximately half or more of each of Intermediate Fund's and High Income Fund's, and 18% of Short Term Fund's, portfolio was fair valued at June 30, 2006.

258. PwC and the MK Defendants knew that, prior to October 3, 2007, the Funds did not disclose in their annual and semi-annual reports and quarterly schedules of portfolio securities the amount of their respective portfolios that were being fair valued.

259. PwC and the MK Defendants knew, or should have known, that the Funds were required to disclose in their annual and semi-annual reports and quarterly schedules of portfolio securities those of the Funds' investment securities that were being fair valued because such information was material to investors for the reasons set forth herein.

260. PwC knew that trading activity in the high-yield bonds and structured financial instruments of the type in which the Funds invested is limited, that the market in which these securities are traded is thin, and that, accordingly, dealer quotations may not indicate the prices at which these securities may be bought or sold. Accordingly, PwC knew that the fair value of such securities should have been estimated by the Funds' board of directors and that the board of directors should have implemented good faith fair value procedures for this purpose.

261. According to the AICPA Guide, investment companies such as the Funds report their investment securities at fair value, measured by quoted market prices for securities for which market quotations are readily available, or, if market quotations are not readily available, an estimate of value (fair value) as determined in good faith by the board of directors.

262. Securities for which market quotations are not readily available are very difficult to price, and the pricing thereof is based on subjective judgment.

263. PwC knew that securities for which market quotations are not readily available are very difficult to price and that the pricing thereof is based on subjective judgment.

264. According to the AICPA Guide and Codification § 404.03, quotations for over-the-counter securities should ordinarily be obtained from more than one broker-dealer, unless they are available from an established market maker for that security. Quotations for several days should be reviewed. If a security has been sold infrequently or if the market in the security is thin, the reliability of market quotations should be considered. If market quotations for the security are deemed not reliable, an estimate of value, as determined in good faith by the board of directors, should be used.

265. There were no established or indefinitely committed market makers for most if not all of the high-yield bonds and structured financial instruments in which the Funds invested during the Class Period, and any purported market quotations were not reliable indicators of market value.

266. According to the AICPA Guide and Codification § 404.03, in certain circumstances, it may be necessary to estimate the fair value of securities if market quotations are not readily available. The objective of the estimating procedures is to state the securities at the amount the owner could reasonably expect to receive for them in a current sale, though the owner may not intend to sell them.

267. Because a substantial portion of the high-yield bonds and structured financial instruments in which the Funds invested did not have readily ascertainable market values, the AICPA Guide and Codification § 404.03 required that their valuation should have been determined by the board of directors' fair valuation procedures that were designed to approximate the values that would have been established by market forces.

268. According to the AICPA Guide and SOP 93-1, because the high-yield bonds and structured financial instruments in which the Funds invested did not have readily

ascertainable market values and the valuation of such securities was, therefore, estimated, their valuation was subject to uncertainty.

269. PwC was required to determine whether the Funds' board of directors on behalf of the Funds was making, or should be making, good faith estimates of the value of the high-yield bonds and structured financial instruments in which the Funds invested and, therefore, determine whether the procedures employed were adequate or reasonable and, further, whether to qualify its opinions on the Funds' financial statements as a result of any inadequate or unreasonable procedures employed by the Funds' board of directors.

270. Based on the disclosures on October 3, 2007, regarding the securities held by the Funds' as of June 30, 2006 whose fair values were estimated, and on information and belief based on an understanding that restricted securities are securities for which market quotations are not readily available and because securities are "fair-valued" when market quotations are not readily available, in connection with its efforts to test or verify the prices used by the Funds for the high-yield bonds and structured financial instruments in which the Funds invested, PwC was unable to obtain independent secondary quotations for a material number of such securities during the course of its audits of the Funds' 2004, 2005 and 2006 financial statements.

271. Upon determining that market quotations were not readily available for a material portion of the Funds' portfolio securities, PwC was required to determine whether the procedures adopted by the Funds' board of directors for good faith fair value pricing of such securities were properly applied and whether all factors were taken into account in estimating the value of the Funds' securities.

272. Because the Funds did not disclose that any of their securities were fair valued at June 30, 2006, the inference arises that such valuations were not performed when they should have been. The same inference arises with respect to the Funds' June 30, 2005 and

2004 financial statements based on the number of restricted securities in each Fund's portfolio on said dates.

273. Whether the Funds did not fair value securities when they should have done so, or did fair value such securities but did not disclose the extent to which it was doing so, PwC, in connection with its audits of the Funds' 2004, 2005 and 2006 financial statements:

(a) Never advised the Funds' board of directors of the need to perform good faith estimates of value for those high-yield bonds and structured financial instruments for which secondary market quotations were not readily available, as PwC was required to do, or never advised the Funds' board of directors of the need to disclose the substantial portion of the Funds' investment securities that were fair valued;

(b) Never disclosed, or advised the Funds' board of directors to disclose in footnotes to the Funds' financial statements, that the Funds' net asset value was subject to significant uncertainty in light of the magnitude of the Funds' investments in fair valued securities or in securities that should have been fair valued, as PwC was required to do in view of the materiality of such facts;

(c) Never disclosed, or advised the Funds' board of directors to disclose in footnotes to the Funds' financial statements, the magnitude of each Fund's net asset value subject to significant uncertainty in light of the of the Funds' investments in fair valued securities or in securities that should have been fair valued, as PwC was required to do and as PwC did do in connection with its audit of the Funds' 2007 financial statements;

(d) Never added an explanatory paragraph to its standard reports to emphasize the uncertainty of the valuation of the Funds' investments in fair valued securities or in securities that should have been fair valued, as PwC was required to do and as PwC did do in connection with its audit of the Funds' 2007 financial statements;

(e) Never modified its opinions to report that the Funds' financial statements did not conform with generally accepted accounting principles or rendered an adverse opinion, as PwC was required to do;

(f) Never included in its reports an explanatory paragraph disclosing the magnitude of the Funds' portfolios subject to good faith valuation estimates by the Funds' board of directors on behalf of the Funds in view of the absence of readily ascertainable market values, as PwC was required to do and as PwC did do in connection with its audit of the Funds' 2007 financial statements; and

(g) Never advised the Funds' board of directors that PwC was unable to render an unqualified opinion because of the limitation placed on the scope of its audits as a result of the magnitude of the Funds' portfolio securities subject to fair valuation procedures and the inherent uncertain values of such estimated valuations, as PwC was required to do.

274. Furthermore, despite the magnitude of fair valued securities in the Funds' portfolios, or securities for which market quotations were not readily available that required fair value estimates but were not fair-valued based on the failure to identify the substantial presence of fair-valued securities in the Funds' portfolio, PwC:

(a) Never determined whether control procedures maintained by the Funds' management, or by the dealer or pricing service used by the Funds to value the high-yield bonds and structured financial instruments in which the Funds invested, provided reasonable assurance (i.e., high level of assurance) that material pricing errors would be prevented or detected, as directed by the AICPA Guide;

(b) Never examined the methods used by the pricing service to obtain daily quotations or verify dealer quotations with other dealers on a test basis, as directed by the AICPA Guide;

(c) Did not obtain independent quotations from dealers, as directed by the AICPA Guide; or

(d) Never determined the pricing methodology used by the Funds' pricing services, whether such methodology included all relevant factors, as determined by the Funds' board of directors or otherwise, or whether such pricing services used matrix pricing, as directed by the AICPA Guide.

275. If the securities in the Funds' portfolios requiring fair valuation procedures were not fair valued until the audit of the Funds' 2007, or 2006, financial statements, PwC never:

(a) Reviewed the procedures employed by the Funds' board of directors in connection with the Funds' continuing appraisal of such securities, as PwC was required to do;

(b) Determined whether the methods established by the Funds for such valuations were followed, as PwC was required to do;

(c) Made certain that the methods established by the Funds for such valuations had been reviewed and approved by the Funds' board of directors, as PwC was required to do;

(d) Inspected the documentation underlying such valuations to determine whether the procedures were reasonable and the documentation appropriate for the purpose of valuing such securities, as PwC was required to do; or

(e) Determined whether the procedures being used to value the Funds' high-yield bonds and structured financial instruments were consistent with the procedures disclosed in the Funds' prospectuses and annual and semi-annual reports as PwC was required to do.

276. Because the high-yield bonds and structured financial instruments that were subject to good faith fair value procedures constituted a material portion of the Funds' portfolios and their respective NAVs throughout the Class Period, resulting in a material portion of the Funds' portfolio valuations being based on estimates of value, the magnitude of such estimated values and the attendant risks and uncertainties should have been disclosed during the Class Period, as Defendants did do in the Funds' 2007 financial statements, because such estimates had a significant impact on the Funds' financial statements. SOP 94-6.

PwC's Required Knowledge, Responsibilities and Duties – The Funds' Noncompliance with Their Investment Restrictions

277. SEC Codification § 404.03.a. provides:

> Where the propriety or validity of an investment in a security by an investment company is questionable because of particular provisions of the Investment Company Act, or state law, or the company's investment policy or other representations as stated in its filings with the Commission, or legal obligations in respect of a contract or transaction, a written opinion of legal counsel should also be obtained by the company's management, made available to the independent accountant, and a copy included in the working papers. If the questions of propriety or validity are not satisfactorily resolved, the circumstances of the investment should be disclosed in the financial statements or notes thereto.

278. PwC should have reviewed such relevant investment company documents as the latest prospectus, statement of additional information, certificate of incorporation, bylaws, and minutes of the board of directors' and shareholders' meetings to gain an understanding of the investment company's investment objectives and restrictions. AICPA 2000/2007 Guide ¶ 2.101/2.144.

279. PwC should have considered whether the Funds' management had a program to prevent, deter, or detect noncompliance with the Funds' investment restrictions. AICPA 2000/2007 Guide ¶ 2.101/2.144.

280. As part of the consideration described in the preceding paragraph, PwC should also have considered obtaining the written compliance policies and procedures designed to prevent violation of federal securities laws and meeting with the designated chief compliance officer responsible for administering those policies and procedures. *Id.*

281. PwC should also have considered whether the program described in the second preceding paragraph identified noncompliance with the stated investment restrictions and tested the operation of the program to the extent considered necessary. *Id.*

282. An investment company's failure to comply with its stated objectives and investment restrictions may be considered a possible illegal act that may have an indirect effect on the financial statements of the fund. *Id.*

283. The Funds' failure to comply with their stated investment objectives and restrictions was a possible illegal act that had an indirect effect on the Funds' financial statements.

284. The Funds represented that they would limit their investments in illiquid securities to 15% of their respective net assets and would limit their investments in a single industry to 25% of their respective portfolios.

285. In fact, the Funds' investments in illiquid securities during the Class Period substantially exceeded their respective 15% limitations. Likewise, the Funds' investments in a single industry substantially exceeded their respective 25% limitations.

286. Should an auditor become aware of the possibility of an illegal act, the auditor may be required, under certain circumstances, pursuant to the Private Securities Litigation Reform Act of 1995 (codified in sections 10A (b)1 of the Securities Exchange Act of 1934)

to make a report to the SEC relating to an illegal act that has a material effect on the financial statements. AICPA 2000/2007 Guide ¶ 2.101/2.144.

287. PwC became aware, or should have become aware, of the illegal acts described in paragraph 284 in connection with its audits of the Funds' 2004, 2005 and 2006 financial statements and, therefore, in view of the magnitude of such illegal acts and their demonstrably material effect on the Funds' financial statements for those years, should have made a report to the SEC relating to such illegal acts and should have so informed the Funds' board of directors so that corrective action could be taken to bring the Funds in compliance with said investment restrictions.

PwC's Required Knowledge, Responsibilities and Duties –Concentration of Credit Risk

288. Statement of Financial Auditing Standards ("SFAS") 105, "Disclosure of Information about Financial Instruments with . . . Concentrations of Credit Risk," provides that an "entity shall disclose all significant concentrations of credit risk arising from *all* financial instruments. . . Group concentrations of credit risk exist if a number of counterparties are engaged in similar activities and have similar economic characteristics that would cause their ability to meet contractual obligations to be similarly affected by changes in economic or other conditions."

289. SOP 94-6 requires disclosure in financial statements of concentrations.

290. The Funds' concentration in the mortgage sector and in structured financial instruments should have been, but was not, disclosed in the Funds' financial statements.

291. Such disclosures are not limited to investments in a single industry but include other concentrations that may be present but not readily apparent. For example, such concentrations include large investments in junk bonds and structured financial instruments like the CDOs in which the Funds heavily invested.

PwC's Required Knowledge, Responsibilities and Duties – The Risks of Material Misstatements Due to Fraud

292. The auditor should conduct the engagement with a mindset that recognizes the possibility that a material misstatement due to fraud could be present, regardless of any past experience with the entity and regardless of the auditor's belief about management's honesty and integrity. Furthermore, professional skepticism requires an ongoing questioning of whether the information and evidence obtained suggests that a material misstatement due to fraud has occurred. AICPA 2007 Guide ¶ 2.103.

293. PwC's auditors were required to engage in brainstorming to understand the Funds, their complex investments, the environment in which the Funds operated, and to discuss the potential of the risk of material misstatement in the Funds' financial statements. AICPA 2007 Guide ¶ 2.104.

294. Members of the audit team should discuss the potential for material misstatement due to fraud in accordance with the requirements of AU § 316.14-.18. The discussion among the audit team members about the susceptibility of the entity's financial statements to material misstatement due to fraud should include a consideration of the known external and internal factors affecting the entity that might (a) create incentives/pressures for management and others to commit fraud, (b) provide the opportunity for fraud to be perpetrated, and (c) indicate a culture or environment that enables management to rationalize committing fraud. The "brain storming" by the audit team members about the risks of material misstatement due to fraud also should continue throughout the audit. AICPA 2007 Guide ¶ 2.104.

295. Among the examples of factors unique to the investment company industry in general, and the Funds in particular, indicating the potential for the risk of fraudulent financial reporting, or the risks of material misstatements due to fraud, auditors are instructed to be aware of the following:

(a) Significant investments for which market quotations are not readily available;

(b) Inadequate procedures for estimating these values;

(c) Significant investments in derivative financial instruments (e.g., the structured securities in which the Funds heavily invested) whose value is very difficult to estimate;

(d) Inadequate monitoring of the fund's compliance with its prospectus requirements;

(e) Lack of board members' understanding of how portfolio management intends to implement the fund's investment objectives, thereby creating a situation in which management can aggressively interpret or disregard policies in place (e.g., restrictions on illiquid securities and industry concentration);

(f) Lack of board members' understanding of derivatives (e.g., the illiquid structured securities in which the Funds heavily invested) used by portfolio managers and involvement in approving or disapproving use of specific strategies, thereby creating a situation in which management can aggressively interpret or disregard policies in place;

(g) Inadequate segregation of duties between operating (e.g., portfolio management, fund distribution) and compliance monitoring functions—e.g., a chief compliance officer who had no demonstrable significant experience in investment company law and regulation versus portfolio management and fund distribution functions assigned to personnel significantly more experienced in such matters;

(h) Unusual or unexpected relationships may indicate a material misstatement due to fraud such as investment performance substantially higher (or lower) when compared to industry peers or other relevant benchmarks, which cannot be readily attributed to the performance of specific securities where prices are readily available in an active market;

(i) Accounts, transactions, and assertions that have high inherent risk because they involve a high degree of management judgment and subjectivity and are, therefore, susceptible to manipulation by management;

(j) Significant amounts of investments traded in "thin" markets, particularly through one market maker (either exclusively or primarily);

(k) Regarding fair valued investments, risks present in daily market valuation include lack of consideration of or availability of secondary/comparative pricing sources and significant levels of pricing from brokers;

(l) Regarding derivative instruments (e.g., structured securities in which the Funds heavily invested), which are characterized by high inherent risk, risk factors include lack of policy governing derivative investments, including a clear definition of derivatives; lack of oversight over the use of derivative investments, including ongoing risk assessment of derivative instruments; lack of adequate procedures to value derivatives; and lack of awareness or understanding of derivative transactions on the part of senior management or the board of directors.

AICPA 2007 Guide ¶¶ 2.105, 2.107, 2.110, 2.111, 2.112, 2.113.

296. Although fraud risk factors such as those described in the preceding paragraph do not necessarily indicate the existence of fraud, they often are present in circumstances where fraud exists. AICPA 2007 Guide ¶ 2.108.

297. Regarding securities that cannot be valued on the basis of prices determined on an active market, various risks exist, including the following:

(a) To the extent that management is estimating the value of portfolio investments, even through generally recognized models, the risk of fraudulent misstatement through systematic bias ordinarily exists;

(b) If an investment is valued through a single market maker (often the counterparty that sold the investment to the investment company), there is a risk that collusion occurred between that market maker and management in establishing a valuation for the investment;

(c) In those cases where the independent valuation service estimates the value of securities that are not traded in the market, and for which the investment company, and other accounts managed by the same portfolio manager, may be the predominant, or sole, holder of the securities, based predominantly, or solely, on information that is provided by the investment company, there is a risk that the information provided by management to the service is incomplete or otherwise biased;

(d) If the market for a security is "thin," there is a risk that the investment company may be able to manipulate the quoted price by systematic purchases of the security in the market.

AICPA 2007 Guide ¶ 2.119.

298. A "thin" market is one in which trades are typically sporadic, so that small changes in supply or demand can have a significant effect on quoted prices; usually, such securities only have an extremely small "float" (i.e., freely tradable amounts owned by the public). AICPA 2007 Guide ¶ 2.119.

299. A fund organization's program to prevent, deter, and detect fraud includes the periodic documentation of the fund's compliance with its investment objectives and restrictions. AICPA 2007 Guide ¶ 2.129.

300. Audit procedures relevant to assessing the risks of material misstatement due to fraud include the following:

(a) Analytical procedures such as comparing fund performance to benchmark indices and net investment income ratios to yield indices for comparable securities or investment funds;

(b) Reading compliance summaries for individual funds and testing compliance determinations contained therein;

(c) Testing inputs to valuation models for reasonableness in relation to published data or financial information services;

(d) Reviewing minutes of board valuation committee meetings and considering whether the minutes adequately support valuations determined, or the procedures used to reach them.

AICPA 2007 Guide ¶ 2.132.

301. The failure to disclose in the notes to the Funds' 2006 financial statements, and in PwC's report on said financial statements, the magnitude of the Funds' securities whose values were estimated and, therefore, subject to significant uncertainty, was a material misstatement due to fraud within the meaning of AICPA 2007 Guide ¶¶ 2.101-2.140.

302. The failure described in the preceding paragraph was a "previously unrecognized risk of material misstatement due to fraud." See AICPA 2007 Guide ¶ 2.133.

303. The auditor with final responsibility for the audit should ascertain that there has been appropriate communication with the other audit team members throughout the audit regarding information or conditions indicative of risks of material misstatement due to fraud. AICPA 2007 Guide ¶ 2.134.

PwC's Disclosure and Reporting Obligations

304. If PwC had properly carried out its duties in the course of its audits of the Funds' financial statements for their fiscal years ended June 30, 2004, 2005 and 2006, PwC would have ascertained the failure either to properly value the Funds' high-yield bonds and structured financial instruments or to disclose the magnitude of the Funds' fair valued securities, the failure to disclose the uncertain value of a substantial portion of the Funds' portfolio securities and of the Funds' respective net asset values, and the Funds' excessive investments in illiquid high-yield bonds and structured financial instruments and in a single industry, all in violation of express restrictions on such investments and generally accepted accounting principles and SEC rules and regulations, as well as the Funds' own disclosures. If PwC had so ascertained such violative conduct in the course of such audits, it was required to inform, and in fact would have so informed, the Funds' management and directors of such violative practices.

305. SEC Codification § 404.03 provides that where "questions of propriety or validity [relating to a mutual fund's investments] are not satisfactorily resolved, the circumstances of the investment should be disclosed in the financial statements or notes thereto."

306. The AICPA Guide provides that if PwC was unable to obtain sufficient evidential matter to support the Funds' management's assertions about the nature of a matter involving an uncertainty – e.g., the valuation of the Funds' high-yield bonds and structured financial instruments – and its presentation or disclosure in the Funds' financial statements, PwC should have considered the need to express a qualified opinion or to disclaim an opinion because of a scope limitation. PwC did not do so in connection with its audits of the Funds' 2004, 2005 and 2006 financial statements. PwC did do so, in part, in connection with its audit of the Funds' 2007 financial statements.

307. The AICPA Guide further provides that if PwC's audits of the Funds' financial statements revealed that the valuation procedures used by the Funds' board of directors were inadequate or unreasonable, or that the underlying documentation did not support the valuations, PwC should have modified its opinion for lack of conformity with generally accepted accounting principles or, depending on the significance to the financial statements of the securities subject to such valuation procedures, PwC should have issued an adverse opinion.

308. SOP 93-1 provides that, even if PwC had concluded, in the course of its audits of the Funds' 2004, 2005 and 2006 financial statements, based on an examination of the available evidence, the process used to estimate the values of the Funds' high-yield bonds and structured financial instruments was reasonable, the documentation supportive, and the range of possible values of such securities was not significant, PwC might still have chosen to emphasize the existence of the uncertainties relating to such estimated valuations of such securities by including an explanatory paragraph in PwC's audit reports on those financial statements, as PwC did do in connection with its audit of the Funds' 2007 financial statements.

309. In connection with its audits of the Funds' 2004, 2005 and 2006 annual financial statements, PwC failed to consider any of the alternatives described in the preceding paragraphs 303-307 or, if PwC did consider such alternatives, it improperly failed to make one or more of the required disclosures. In light of the magnitude of the high-yield bonds and structured financial instruments that were subject to good faith fair value procedures, PwC should have, with respect to the Funds' 2004, 2005 and 2006 financial statements, either:

(a) Included an explanatory paragraph in its reports on the Funds' financial statements disclosing the magnitude of the Funds' portfolios subject to good faith fair value estimates by the Funds' board of directors, along with an explanatory paragraph to emphasize the uncertainty of the valuation of such securities and of the Funds' NAVs; or

(b) Issued opinions that were qualified because the Funds' financial statements and attendant disclosures failed to conform with generally accepted accounting principles; or

(c) Issued adverse opinions, or disclaimed an opinion, because of the limitation on the scope of its audits resulting from such valuation uncertainty or from the failure of the valuation of the high-yield bonds and structured financial instruments in which the Funds invested to be done in accordance with required and disclosed valuation procedures.

310. PwC furnished to the Funds' officers and directors in connection with each of its audits of the Funds' 2004, 2005 and 2006 annual financial statements a "management letter" in which it commented on, *inter alia*, the Funds' internal controls. In this management letter PwC should have reported to the Funds' management and board of directors the failure to value the Funds' high-yield bonds and structured financial instruments in accordance with the Funds' disclosed valuation policy, applicable generally accepted accounting principles, and SEC rules and regulations; the failure to disclose the uncertain estimated values of the Funds' substantial investments in high-yield bonds and structured financial instruments in accordance with applicable generally accepted accounting principles and SEC rules and regulations; and the failure to comply with the disclosed limitations on the Funds' investments in illiquid securities and investments in a single industry.

311. In its Form N-SAR report on the Funds' internal controls, PwC should have reported to the SEC by at least June 30, 2006, the Funds' directors and the Funds'

shareholders the failure to value the Funds' high-yield bonds and structured financial instruments in accordance with the Funds' disclosed valuation policy, applicable generally accepted accounting principles, and SEC rules and regulations; the failure to disclose the uncertain estimated values of the Funds' substantial investments in high-yield bonds and structured financial instruments in accordance with applicable generally accepted accounting principles and SEC rules and regulations; and the failure to comply with the disclosed limitations on the Funds' investments in illiquid securities and investments in a single industry.

312. In its reports to the Funds' shareholders on the Funds' annual 2004, 2005 and 2006 financial statements, or in footnotes to such financial statements, PwC should have disclosed, or advised the Funds to disclose, the failure to value the Funds' high-yield bonds and structured financial instruments in accordance with the Funds' disclosed valuation policy, applicable generally accepted accounting principles, and SEC rules and regulations; and the failure to comply with the disclosed limitations on the Funds' investments in illiquid securities and investments in a single industry.

313. If PwC had timely informed the Funds' management and directors, as set out above, the MK Defendants could have caused the Funds to take corrective action to bring their valuation procedures into compliance with generally accepted accounting principles and SEC rules and regulations and disclosed accounting policies, and warned the Funds' shareholders and prospective investors about the uncertainty inherent in the estimated values of a substantial portion of the Funds' assets and, consequently, the uncertainty of the Funds' net asset values. Alternatively, the Funds' directors and management could have caused the Funds to take corrective action by reducing the amount of thinly traded securities of uncertain valuation and comply with the Funds' investment objective, policies, restrictions and representations..

314. If, in the absence of corrective action by the MK Defendants, PwC had timely so informed the SEC, the Funds would have been compelled to suspend selling and redeeming their shares, thereby precluding investments in the Funds.

PwC's False Direct Representations

315. In connection with the offer and sale of the Funds' shares, Defendant PwC made the following, or substantively identical, representations during the Class Period in each of the Fund's registration statements or amendments thereto, including prospectuses and statements of additional information, and in annual reports and other documents filed with the SEC during the Class Period:

> In our opinion, the accompanying statements of assets and liabilities, including the portfolios of investments, and the related statements of operations and of changes in net assets and the financial highlights present fairly, in all material respects, the financial position of Regions Morgan Keegan Select Short Term Bond Fund, Regions Morgan Keegan Select Intermediate Bond Fund and Regions Morgan Keegan Select High Income Fund (hereafter referred to as the "Funds") at June 30, 2006, the results of each of their operations and the changes in each of their net assets for each of the years or periods presented and the financial highlights for the years and periods presented for Regions Morgan Keegan Select Intermediate Bond Fund and Regions Morgan Keegan Select High Income Fund and the financial highlights for the three years or periods in the year then ended for Regions Morgan Keegan Select Short Term Bond Fund, in conformity with accounting principles generally accepted in the United States of America. These financial statements and financial highlights (hereafter referred to as "financial statements") are the responsibility of the Funds' management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing

> the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at June 30, 2006 by correspondence with the custodian and brokers, provide a reasonable basis for our opinion. . . . .

316. Each of the Funds' prospectuses during the Class Period contained a section entitled "Financial Highlights." This section contained excerpts from the Funds' audited financial statements for the preceding three years relating to, *inter alia*, total return, yield, NAV at the beginning and end of the period, income (loss) from investment operations, net investment income, net realized and unrealized gains (losses) on investments, distributions, and the ratio of net investment income to average net assets. The financial data that appeared in the "Financial Highlights" section of each of the Funds' prospectuses was examined by PwC.

317. As an example, the following financial information for the five-year period July 31, 2001 through June 30, 2006 (September 1, 2001 through June 30, 2006 for the Short Term Fund) was disclosed in the "Financial Highlights" section of the Funds' November 1, 2006 prospectus (data is for Class A shares):

FUND	NAV PER SHARE RANGE		RANGE AS % OF AVERAGE NAV	NET INVESTMENT INCOME AS % OF AVERAGE NET ASSETS		RANGE AS % OF AVERAGE INCOME AS % OF NET ASSETS	ANNUAL TOTAL RETURN		RANGE AS % OF AVERAGE TOTAL RETURN	TOTAL ANNUAL DISTRIBUTIONS PER SHARE		RANGE AS % OF AVERAGE DISTRIBUTIONS
	High	Low		High	Low		High	Low		High	Low	
Short Term Bond Fund	$ 10.24	$ 9.94	2.97%	4.18%	2.76%	40.92%	6.57%	1.21%	138%	$ 0.44	$ 0.29	41%
Intermediate Fund	$ 10.39	$ 9.93	4.53%	9.55%	6.61%	36.39%	9.99%	4.68%	72%	$ 1.00	$ 0.68	38%
High Income Fund	$ 10.56	$ 10.42	1.33%	13.52%	10.23%	27.71%	14.05%	10.13%	32%	$ 1.44	$ 1.17	21%

318. The table in the preceding paragraph demonstrates that the High Income Fund's NAV fluctuated the least (i.e., was the least volatile) of the three fixed income funds and that the other performance measures likewise show the High Income Fund to be the

least volatile. Thus, there was nothing in the performance data of the three funds over the five-year period July/September 2001 through June 2006 to suggest the potential for the Short Term Fund, Intermediate Fund and High Income Fund to incur the huge losses that the Funds did incur. Especially significant is the relative stability of the High Income Fund's distributions, which are very important to investors in fixed income funds.

319. The prospectuses contained in the Funds' registration statements were distributed, or made available, to prospective investors in the Funds and to the Funds' existing shareholders. The Statements of Additional Information contained in the Funds' registration statements were furnished to existing Fund shareholders and prospective investors only upon request. The 2004, 2005 and 2006 annual reports to shareholders were distributed, or made available, to existing Fund shareholders at the time they were issued and to prospective investors throughout the year following their issuance until the next annual report was issued.

320. The representations, financial information and representations implicit in said financial information set forth in paragraphs 314-317 above were false and misleading in that:

(a) PwC did not audit the Funds' financial statements in accordance with applicable auditing standards;

(b) The Funds' financial statements were not presented in accordance with generally accepted accounting principles;

(c) With respect to the Financial Highlights, PwC failed to disclose that the Funds' financial results were obtained by investment practices that were inconsistent with, contrary to, and prohibited by the Funds' restrictions, investment objectives, and MK Defendants' representations about how the Funds would be managed;

(d) In connection with the Financial Highlights, PwC failed to disclose that the Funds' financial results were obtained by investing in highly speculative illiquid high-yield bonds and structured financial instruments in excess of the 15% limitation on illiquid securities disclosed by the Funds and recommended by the SEC and in excess of the 25% limit on investments in a single industry;

(e) In connection with the Financial Highlights, PwC failed to disclose that the Funds' financial statements from which the Financial Highlights were excerpted were not prepared in accordance with generally accepted accounting principles in that, *inter alia*, the financial statements failed to disclose the magnitude of fair valued securities, the material uncertainty inherent in the estimated values of such securities, and the effect thereof on the Funds' respective NAVs and NAVs per share during the Class Period and the ability of the Funds' shareholders to redeem their shares at a reasonably stable NAV per share;

(f) In its reports on the Funds' financial statements and in connection with the Financial Highlights, in view of the magnitude of portfolio securities as to which secondary quotations were not available and which were subject to good faith fair value procedures, PwC failed to disclose the material valuation uncertainty of the high-yield bonds and structured financial instruments in which the Funds invested and the effect of such uncertainty on the Funds' net asset value, their financial statements and the Financial Highlights and ability of shareholders to redeem their shares;

(g) PwC, in its reports on the Funds' financial statements, failed either (i) to qualify its opinions on the Funds' financial statements by including an exception to its opinions for the effect on said financial statements of the valuation of the Funds' securities for which market quotations were not readily available as determined by the Funds' board of directors and the uncertainties attendant to the valuation of such securities, or (ii) to render adverse opinions, or disclaim an opinion, because of the limitation on the scope of its audit resulting from such valuation uncertainty or from the failure of the valuation of the high-yield bonds and structured financial instruments in which the Funds invested to be done in accordance with required and disclosed valuation procedures, or (iii) to include an explanatory paragraph disclosing the valuation risk inherent in the Funds' portfolios in view of the magnitude of securities subject to good faith fair value procedures;

(h) PwC failed to apply appropriate audit procedures to the valuations of the Funds' high-yield bonds and structured financial instruments and failed to modify its audit reports to disclose the Funds' use of an improper valuation method for a significant portion of the Funds' portfolios or failure to apply fair value procedures, as the Funds disclosed would be applied when market quotations were not readily available;

(i) PwC improperly relied upon the representations of the Funds' management as to the Funds' compliance with their investment restrictions and/or failed to conduct such tests as reasonable to ascertain the Funds' compliance with their disclosed investment restrictions;

(j) PwC failed to ascertain whether the Funds' internal control and risk management were adequate to ensure compliance by the Funds with their disclosed investment restrictions;

(k) PwC did not obtain reasonable assurance (high level of assurance) that the Funds were not violating their investment restrictions;

(l) The Financial Highlights falsely portrayed the Funds as relatively stable (i.e., safe) fixed income investment vehicles providing a steady stream of dividends and concealed the potential for great loss that lurked in each of the Funds' portfolios, which false portrayal would have been cured by the disclosures that PwC was required to make in its reports on the Funds' financial statements, or that PwC was required to advise the Funds to make in their financial statements and the footnotes thereto, in accordance with generally accepted accounting principles and applicable SEC rules; and

(m) The Funds' financial statements did not include a statement of cash flows, which was required because of the magnitude of securities in the Funds' portfolios whose valuations were estimated, thus failing to satisfy the requirement for the exemption from including a statement of cash flows that substantially all of the Funds' investments be "highly liquid." AICPA Guide ¶ 7.66.

321. If PwC had not failed in its auditing function as alleged herein but instead had conducted the auditing procedures and tests described herein for the Funds' fiscal years ended June 30, 2004, 2005 and 2006 with the care and diligence reasonably expected by the Plaintiffs and the Class, and in the manner reasonably expected by the Funds' management and board of directors in light of PwC's advertised expertise in matters relating to investment companies and the audits of their financial statements and in response to the reliance by the Funds' management and board of directors on PwC as invited by PwC, PwC would have reported to the directors that the Funds were engaging in the wrongful conduct described herein, and corrective actions could have been taken by the Funds' management that would have avoided the losses incurred by Plaintiffs and the class.

322. If PwC had disclosed the matters required to be disclosed by the AICPA Guide in its reports on the Fund's 2004, 2005 and 2006 financial statements, shareholders in the Funds and prospective shareholders would have been forewarned about the Funds' improper valuation practices, the valuation uncertainty relating to the Funds' largely estimated NAV, and the Funds' failure to adhere to the disclosed restrictions on illiquid securities and investments in a single industry, and, being forewarned, Plaintiffs and the Class could have avoided the losses incurred by them.

323. If PwC had informed Morgan Management and the Funds' board of directors, in connection with its audits of either the Funds' 2004, 2005 or 2006 financial statements of the need to make the disclosures described herein, as PwC did do in connection with its audit of the Funds' 2007 financial statements, or that PwC was unable to render an unqualified opinion on the Funds' financial statements, or if PwC had included an explanatory paragraph in its reports, as PwC did do in connection with its audit of the Funds' 2007 financial statements, or if PwC had informed the SEC and the Funds' shareholders of the above matters, Plaintiffs and the Class, being forewarned, could have avoided the losses incurred by them.

324. If PwC had timely informed the Funds' management and directors in June 2006, or even as late as December 2006, that the Funds' portfolio securities exceeded the disclosed restriction on illiquid securities, the Funds would have sold such illiquid securities at a time when, despite the illiquid market for such securities, they could have been sold for substantially more than the prices to which they dropped after July 2007. If the Funds had sold such securities in late 2006 or early 2007, they would have avoided the losses incurred in 2007 as a result of its excessively heavy use of illiquid securities, and the Funds' net asset value would not have declined, or would not have declined by nearly as much as it did decline.

325. Notwithstanding the belated disclosures regarding the magnitude of the fair valued securities present in the Funds' portfolios at June 30, 2006 and the failure to make such disclosures in the June 30, 2006 financial statements, and those of earlier dates, at no time has PwC withdrawn its report on the Funds' 2006 financial statements, or on the Funds' financial statements for any other year in the Class Period, or taken any other steps to inform the Funds' shareholders of the violative nature of the investment policies used by the Funds during the Class Period.

THE FUNDS' 2004, 2005 AND 2006 FINANCIAL STATEMENTS WERE NOT PREPARED IN ACCORDANCE WITH GENERALLY ACCEPTED ACCOUNTING PRINCIPLES AND DID NOT INCLUDE ALL REQUIRED FINANCIAL STATEMENT DISCLOSURES

326. On April 25, 1938, the SEC issued SEC Accounting Series Release ("ASR") 4:

> In cases where financial statements filed with the Commission pursuant to its rules and regulations under the Securities Act or the Exchange Act are prepared in accordance with accounting principles for which there is no substantial authoritative support, such financial statements will be presumed to be misleading, or inaccurate despite disclosures contained in the certificate of the accountant or in footnotes to the statements provided the matters involved are material. In cases where there is a difference of opinion between the Commission and the registrant as to the proper principles of accounting to be followed, disclosure will be accepted in lieu of correction of the financial statements themselves only if the points involved are such that there is substantial authoritative support for the practices followed by the registrant and the position of the Commission has not previously been expressed in rules, regulations or other official releases of the Commission, including the published opinions of its Chief Accountant.

327. On December 20, 1973, the SEC's 1938 policy statement was updated to recognize the establishment of the Financial Accounting Standards Board ("FASB") through the issuance of Accounting Series Release 150. This Release stated, in relevant part:

> Various Acts of Congress administered by the Securities and Exchange Commission clearly state the authority of the Commission to prescribe methods to be followed in the preparation of accounts and the form and content of financial statements to be filed under the Acts and responsibility to assure that investors are furnished with information necessary for informed investment decisions. In meeting this statutory responsibility effectively, in recognition of the expertise, energy and resources of the accounting profession, and without abdicating its responsibilities, the Commission has historically looked to the standard setting bodies designated by the profession to provide leadership in establishing and improving the accounting principles...

See also Financial Reporting Release No. 36.

328. In addition, AU Section 411, which discusses the sources of established accounting principles that are generally accepted in the United States and which sets forth a hierarchy or such principles states:

> Rules and interpretive releases of the Securities and Exchange Commission (SEC) have an authority similar to category (a) [the highest level in the hierarchy of accounting principles] pronouncements for SEC registrants. In addition, the SEC staff issues Staff Accounting Bulletins that represent practices followed by the staff in administering SEC disclosure requirements. Also, the Introduction to the FASB's EITF Abstracts states that the Securities and Exchange Commission's Chief Accountant has said that the SEC staff would challenge any accounting that differs from a consensus of the FASB Emerging Issues Task Force, because the consensus position represents the best thinking on areas for which there are no specific standards.

329. Based on the foregoing, the SEC is the final arbiter of accounting principles.

330. SEC Regulation S-X § 210.4-01(a)(1) provides that financial statements that are not prepared in accordance with generally accepted accounting principles are presumed to be misleading.

331. The SEC's Codification of Financial Reporting Policies, § 404.03.a, requires that violations by an investment company of its investment objectives, policies and restrictions be disclosed in its financial statements or the footnotes thereto.

332. The Funds' 2004, 2005 and 2006 financial statements were not prepared, or presented, in accordance with generally accepted accounting principles because they did not disclose:

(a) The magnitude of the Funds' respective investment portfolios that was required to be valued using good faith fair value procedures established by the Funds' board of directors, as was disclosed in the 2007 financial statements, or that such required valuation using such procedures had not been done;

(b) The methods used to perform such valuations, including the method(s) and significant assumptions used to estimate the fair values of the Funds' investments subject to such valuations;

(c) The valuation uncertainty attendant to the Funds' high-yield bonds and structured financial instruments resulting from the estimated values of such securities and the effect of such uncertainty on the Funds' respective net asset values, including the extent to which the Funds' respective NAVs per share were estimated and the effect on such NAVs of a given change in such estimated values and the likelihood of such change;

(d) That the Funds' investment practices were inconsistent with, contrary to, and prohibited by

(1) their disclosed investment restrictions limiting investments in illiquid securities and investments in a single industry,

(2) the representations of MK Defendants regarding how the Funds would be managed, and

(3) with respect to the Short Term and Intermediate Funds, the investment objectives of those Funds to the extent that those investment objectives imposed upon the Funds and the MK Defendants the obligation to manage them in a manner that preserved capital, as they represented they would do;

(e) That the Funds failed to disclose the concentration of credit risk inherent in their heavy investments in structured financial instruments and in mortgage related securities.

333. PwC failed to disclose in its reports on the Funds' financial statements that, by failing to disclose the Funds' violations of their respective investment objectives, policies and restrictions in their respective financial statements, the Funds were violating the SEC requirement that such violations be so disclosed.

334. In its reports on the Funds' annual financial statements for their fiscal years ended June 30, 2004, 2005 and 2006, PwC falsely stated that the Funds' financial statements were prepared in accordance with generally accepted accounting principles. PwC's statements were false because the financial statements violated the following generally accepted accounting principles or otherwise omitted required financial statement disclosures:

(a) The principle that financial reporting should provide information that is useful to present and potential investors in making rational investment decisions and that information should be comprehensible to those who have a reasonable understanding of business and economic activities (FASB Statement of Financial Accounting Concepts No. 1, ¶ 34);

(b) The principle that financial reporting should be conservative and refrain from overstatement of net income or assets, choosing the alternative that provides a lower net income or assets if confronted with a decision (FASB Statement of Financial Accounting Concepts No. 1);

(c) The principle that conservatism be used as a prudent reaction to uncertainty to ensure that uncertainties and risks inherent in business situations are adequately considered (FASB Statement of Financial Accounting Concepts No. 2, ¶¶ 95, 97);

(d) The principle that financial reporting should be reliable in that it represents what it purports to represent (FASB Statement of Financial Accounting Concepts No. 2, ¶¶ 58-59);

(e) The principle that the quality of reliability and, in particular, of representational faithfulness leaves no room for accounting representations that subordinate substance to form (FASB Statement of Financial Accounting Concepts No. 2);

(f) The concept of completeness that nothing material is left out of the information that may be necessary to ensure that it validly represents underlying events and conditions (FASB Statement of Financial Accounting Concepts No. 2);

(g) The principle of materiality, which provides that the omission or misstatement of an item in a financial report is material if, in light of the surrounding circumstances, the magnitude of the item is such that it is probable that the judgment of a reasonable person relying upon the report would have been changed or influenced by the inclusion or correction of the item (FASB Statement of Financial Accounting Concepts No. 2, ¶ 132);

(h) The concept that "the benefits of information may be increased by making it more understandable and, hence, useful to a wider circle of users" (FASB

Concepts Statement No. 2) and that financial statement disclosures should be expressed clearly (SAS No. 106);

(i) Disclosure of accounting policies should identify and describe the accounting principles followed by the reporting entity and the methods of applying those principles that materially affect the financial statements (Accounting Principles Board Opinion No. 22);

(j) Disclosure of the methods and significant assumptions used to estimate the fair value of the Funds' investments for which market quotations were not readily available (FASB Statement of Financial Accounting Standards No. 107, ¶ 10);

(k) The omission of a statement of cash flows from the Funds' financial statements; and

(l) The omission of material facts from the Funds' financial statement disclosures relating to the concentration, liquidity and valuation risks and uncertainties embedded in the Funds' portfolios, the effect of such valuation uncertainties on the Funds' net assets and NAV per share, and violations of investment restrictions, all as set forth herein.

335. In the footnote disclosures to the Funds' 2007 financial statements, and in PwC's report on the Funds' 2007 financial statements, Defendants finally disclosed, albeit deficiently, the conditions and risks that had lurked in the Funds' portfolios, and should have been disclosed, throughout the Class Period, which nondisclosures violated GAAP. See paragraphs 137 and 138 above.

PWC'S AUDITS OF THE FUNDS' 2004, 2005 AND 2006 FINANCIAL STATEMENTS WERE NOT CONDUCTED IN ACCORDANCE WITH GENERALLY ACCEPTED AUDITING STANDARDS

336. Throughout the Class Period, PwC had continual and complete access to the Funds' books, records, and the Funds' and Morgan Management's corporate, financial, operating and business information, as well as their business operations, and ample ability to observe their investment and accounting practices. PwC had superior access to and knowledge of all aspects of the Funds' business and was well-informed as to their accounting practices.

337. During the Class Period, a substantial portion of the Funds' securities required fair value determinations based on estimates because of the absence of readily available market quotations.

338. The phrase "fair value" is defined, for accounting purposes (FASB Statement Nos. 107 ¶ 5, 115) as: "The amount at which a financial instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale." "Fair value" is also defined as "the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date." FASB SFAS No. 157 ¶ 5.

339. GAAS specifically provides guidance (in AU Section 332) to auditors in auditing investments in debt and equity securities. It states that: "The auditor should ascertain whether investments are accounted for in conformity with generally accepted accounting principles, including adequate disclosure of material matters." It further states that:

> If investments are carried at fair value or if fair value is disclosed for investments carried at other than fair value, the auditor should obtain evidence corroborating the fair value. In some cases, the method for determining fair value is specified by generally accepted accounting principles. For example, generally accepted accounting principles may require that the fair value of an investment be determined using quoted market prices or quotations as opposed to estimation techniques. In those cases, the auditor should evaluate whether the determination of fair value is consistent with the re-

quired valuation method. The following paragraphs provide guidance on audit evidence that may be used to corroborate assertions about fair value; the guidance should be considered in the context of specific accounting requirements.

Quoted market prices for investments listed on national exchanges or over-the-counter markets are available from sources such as financial publications, the exchanges, or the National Association of Securities Dealers Automated Quotations System (NASDAQ). For certain other investments, quoted market prices may be obtained from broker-dealers who are market makers in those investments. If quoted market prices are not available, estimates of fair value frequently can be obtained from third-party sources based on proprietary models or from the entity based on internally developed or acquired models.

Quoted market prices obtained from financial publications or from national exchanges and NASDAQ are generally considered to provide sufficient evidence of the fair value of investments. However, for certain investments, such as securities that do not trade regularly, the auditor should consider obtaining estimates of fair value from broker-dealers or other third-party sources. In some situations, the auditor may determine that it is necessary to obtain fair-value estimates from more than one pricing source. For example, this may be appropriate if a pricing source has a relationship with an entity that might impair its objectivity.

For fair-value estimates obtained from broker-dealers and other third-party sources, the auditor should consider the applicability of the guidance in section 336 [Using the Work of a Specialist] or section 324 [Service Organizations]. The guidance in section 336 may be applicable if the third-party source derives the fair value of a security by using modeling or similar techniques. If an entity uses a pricing service to obtain prices of listed securities in the entity's portfolio, the guidance in section 324 may be appropriate.

In the case of investments valued by the entity using a valuation model, the auditor does not function as an appraiser and is not expected to substitute his or her judgment for that of the entity's management. Rather, the auditor generally should assess the reasonableness and appropriateness of the model. The auditor also should determine whether the market variables and assumptions used are reasonable and appropriately supported. Estimates of expected fu-

> ture cash flows should be based on reasonable and supportable assumptions. Further, the auditor should determine whether the entity has made appropriate disclosures about the method(s) and significant assumptions used to estimate the fair values of such investments.
>
> The evaluation of the appropriateness of valuation models and each of the variables and assumptions used in the models may require considerable judgment and knowledge of valuation techniques, market factors that affect value, and market conditions, particularly in relation to similar investments that are traded. Accordingly, in some circumstances, the auditor may consider it necessary to involve a specialist in assessing the entity's fair-value estimates or related models.

340. Because the Funds' financial statements during the Class Period did not include the required disclosures about the method(s) and significant assumptions used to estimate the fair values of the Funds' investments subject to such valuations, the inference arises that PwC failed to obtain such information and that, therefore, PwC failed to obtain evidence corroborating the investment valuations that the Funds purported to be reflected at fair value, thus violating AU § 332.

341. In those instances where valuation models were used to arrive at the fair values of the Funds' assets, PwC violated AU Section 332 by failing to:

(a) Assess the reasonableness and appropriateness of valuation models or assessing the reasonableness and appropriateness of valuation models and making audit judgments that no reasonable auditor would have made if confronted with the same facts;

(b) Determine whether the market variables and assumptions used in valuation models were reasonable and appropriately supported or by making a determination that the market variables and assumptions used in valuation models were reasonable and appropriately supported when no reasonable auditor would have made the same determination if confronted with the same facts;

(c) Assess the reasonableness and supportability of assumptions used in valuation models to estimate expected future cash flows of certain investments or by assessing the reasonableness and supportability of assumptions used in valuation models to estimate expected future cash flows of certain investments and arriving at conclusions that no reasonable auditor would have arrived at if confronted with the same facts;

(d) Determine whether the Funds had made appropriate disclosures about the methods and significant assumptions used to estimate the fair values of such investments or by making such determination and arriving at conclusions that no reasonable auditor would have arrived at if confronted with the same facts; or

(e) Engage the services of an independent specialist to assess the reasonableness of the values ascribed to the Funds' illiquid investments which were purported to be reflected at fair value, as was done in connection with the audit of the Funds' 2007 financial statements.

342. As a result of PwC's failures described in the preceding paragraph, PwC's audits were so deficient that they amounted to no audit at all.

343. PwC did not comply with GAAS in that it either (a) performed its audits in a manner that constituted an extreme departure from GAAS and from the standards of ordinary care; or (b) failed to perform audit procedures that were appropriate and necessary under the circumstances, such as investigating the Funds' questionable financial statement assertions as particularized herein, and made audit judgments that no reasonable auditor would have made if confronted with the same facts.

344. AU Section 561, "Subsequent Discovery of Facts Existing at the Date of the Auditor's Report," sets forth procedures to be followed by the auditor who, subsequent to the date of his report upon audited financial statements, becomes aware that facts may have existed at that date which might have affected his report had he then been aware of such facts. PwC had a responsibility under this GAAS to revisit at least its 2006 audit when put on notice that half of the Funds' portfolio consisted of fair valued securities whose valuations were highly uncertain, thus requiring disclosure, both in footnotes to the Funds' 2006 financial statements and a paragraph in PwC's audit report calling attention to such uncertainty, given the magnitude thereof and the effect on the Funds' respective NAVs, as was disclosed in the Funds' 2007 financial statements.

345. PwC failed to comply with AU Section 561, in that PwC failed to (i) advise the Funds to disclose that their 2006 financial statements were materially misstated and to (ii) advise the Funds:

> . . . to make appropriate disclosure of the newly discovered facts and their impact on the financial statements to persons who are known to be currently relying or who are likely to rely on the financial statements and the related auditor's report . . . If the client refuses to make the disclosures . . . the auditor should notify each member of the board of directors of such refusal and of the fact that, in the absence of disclosure by the client, the auditor should take the following steps to the extent applicable:
>
> a. Notification to the client that the auditor's report must no longer be associated with the financial statements.
>
> b. Notification to regulatory agencies having jurisdiction over the client that the auditor's report should no longer be relied upon.
>
> c. Notification to each person known to the auditor to be relying on the financial statements that his report should no longer be relied upon .

AU Section 561.

346. AU Section 311 provides that audit planning involves developing an overall strategy for the expected conduct and scope of the audit:

> The auditor should obtain a level of knowledge of the entity's business that will enable him to plan and perform his audit in accordance with generally accepted auditing standards. That level of knowledge should enable him to obtain an understanding of the events, transactions, and practices that, in his judgment, may have a significant effect on the financial statements. . .Knowledge of the entity's business helps the auditor in:
>
> (a) Identifying areas that may need special consideration;
>
> (b) Assessing conditions under which accounting data are produced, processed, reviewed, and accumulated within the organization;
>
> (c) Evaluating the reasonableness of estimates;
>
> (d) Evaluating the reasonableness of management representations.
>
> (e) Making judgments about the appropriateness of the accounting principles applied and the adequacy of disclosures.

347. PwC failed to:

(a) Identify areas that needed special consideration, such as the appropriate valuation of securities for which market quotations were not readily available and the appropriate determination of illiquid securities or identified such areas but audited them in a manner that was so deficient that it amounted to no audit at all, while making audit judgments that no reasonable auditor would have made if confronted with the same facts;

(b) Assess the conditions under which accounting data (such as the fair values of the Funds' illiquid investments) was produced, processed, reviewed, and accumulated within the organization or assessed such conditions and made audit judgments based upon said assessment that no reasonable auditor would have made if confronted with the same facts;

(c) Evaluate the reasonableness of estimates and management's representations (such as estimates of the fair value of the Funds' investments and managements' representations regarding these fair values) or evaluated them in a manner which was so deficient that it amounted to no evaluation at all.

(d) Judge the appropriateness of the accounting principles applied (such as the principle that disclosure of accounting policies should identify and describe the accounting principles followed by the reporting entity and the methods of applying those principles that materially affect the financial statements) and the adequacy of disclosures in the Funds' financial statements (such as disclosure of the nature and the amount of the Funds' fair-valued, untested, novel, illiquid securities), or did so and arrived at judgments that no reasonable auditor would have arrived at if confronted with the same facts.

348. AU Section 230 mandates that this overall strategy is to comprehend the fact that: "Due professional care is to be exercised in the planning and performance of the audit and the preparation of the report." Providing guidance on the concept of due professional care, AU Section 230 states:

> Due professional care requires the auditor to exercise professional skepticism. Professional skepticism is an attitude that includes a questioning mind and a critical assessment of audit evidence. The auditor uses the knowledge, skill, and ability called for by the profession of public accounting to diligently perform, in good faith and with integrity, the gathering and objective evaluation of evidence.
>
> Gathering and objectively evaluating audit evidence requires the auditor to consider the competency and sufficiency of the evidence. Since evidence is gathered and evaluated throughout the audit, professional skepticism should be exercised throughout the audit process.
>
> The auditor neither assumes that management is dishonest nor assumes unquestioned honesty. In exercising professional skepti-

> cism, the auditor should not be satisfied with less than persuasive evidence because of a belief that management is honest.

See also Securities Act Release No. 6349 (it is management's responsibility to identify factors peculiar to and necessary for an understanding and evaluation of an individual company).

349. PwC violated GAAS by failing to exercise due professional care in the overall conduct and scope of its audits, including the planning and performance of these audits and the preparation of its audit reports as particularized below.

350. AU Section 336 provides:

> The auditor's education and experience enable him or her to be knowledgeable about business matters in general, but the auditor is not expected to have the expertise of a person trained for or qualified to engage in the practice of another profession or occupation. During the audit, however, an auditor may encounter complex or subjective matters potentially material to the financial statements. Such matters may require special skill or knowledge and in the auditor's judgment require using the work of a specialist to obtain competent evidential matter.
>
> Examples of the types of matters that the auditor may decide require him or her to consider using the work of a specialist include, but are not limited to...Valuation [of]...restricted securities....

351. In planning its audits, PwC failed to consider the facts and circumstances that indicated the existence of a substantially increased risk of material misstatement of the fair values assigned to the Funds' fair-valued investments – by failing to disclose the magnitude of such investments and the uncertain valuations thereof – and likewise failed to engage the services of a qualified and independent specialist to undertake a valuation of those investments for which market quotations were not readily available.

352. AU Section 333 provides that, while an auditor may rely on management's representations as part of the evidential basis for the audit client's financial statement assertions, the auditor may not rely exclusively on such representations:

> During an audit, management makes many representations to the auditor, both oral and written, in response to specific inquiries or through the financial statements. Such representations from management are part of the evidential matter the independent auditor obtains, but they are not a substitute for the application of those auditing procedures necessary to afford a reasonable basis for an opinion regarding the financial statements under audit.

353. PwC was required, but failed, to perform the above described audit procedures to corroborate management's representation that the Funds' investments in securities for which market quotations were not readily available were valued at their fair value and, accordingly, failed to comply with AU Section 333.

354. If PwC had performed the necessary corroborative procedures it would have learned that the Funds' investments in securities for which market quotations were not readily available were not valued at their fair value as represented, and would have called all other management representations into question, including, e.g., regarding Morgan Management's determinations of the liquidity of the Funds' securities. As stated in AU Section 333:

> If a representation made by management is contradicted by other audit evidence, the auditor should investigate the circumstances and consider the reliability of the representation made. Based on the circumstances, the auditor should consider whether his or her reliance on management's representations relating to other aspects of the financial statements is appropriate and justified.

355. Given the materiality (see SEC Staff Accounting Bulletin No. 99) of the Funds' investments in securities for which market quotations were not readily available, and the pervasive impact of these investments on the Funds' financial statements, PwC should have significantly expanded the scope of its audit and the nature of its procedures in observance of GAAS (AU Section 312), which states that: "Higher risk may cause the auditor to expand the extent of procedures applied, apply procedures closer to or as of year

end, particularly in critical audit areas, or modify the nature of procedures to obtain more persuasive evidence." PwC failed to do so, violating GAAS.

356. AU Section 325 requires an auditor to report certain critical matters to a company's Audit Committee. These critical matters are referred to as "reportable conditions" and are defined as issues relating to significant deficiencies in the design or operation of the internal control that could adversely affect the organization's ability to record, process, summarize, and report financial data consistent with the assertions of management in the financial statements.

357. AU Section 325 describes the following matters as reportable conditions:

(a) Inadequate overall internal control design;

(b) Absence of appropriate reviews and approvals of transactions, accounting entries, or systems output;

(c) Inadequate procedures for appropriately assessing and applying accounting principles;

(d) Inadequate provisions for the safeguarding of assets;

(e) Absence of other controls considered appropriate for the type and level of transaction activity;

(f) Evidence that a system fails to provide complete and accurate output that is consistent with objectives and current needs because of design flaws;

(g) Evidence of failure of identified controls in preventing or detecting misstatements of accounting information;

(h) Evidence that a system fails to provide complete and accurate output consistent with the entity's control objectives because of the misapplication of controls;

(i) Evidence of intentional override of internal control by those in authority to the detriment of the overall objectives of the system;

(j) Evidence of failure to perform tasks that are part of internal control, such as reconciliations not prepared or not timely prepared;

(k) Evidence of willful wrongdoing by employees or management;

(l) Evidence of manipulation, falsification, or alteration of accounting records or supporting documents;

(m) Evidence of intentional misapplication of accounting principles;

(n) Evidence of misrepresentation by client personnel to the auditor;

(o) Absence of a sufficient level of control consciousness within the organization; and

(p) Evidence of undue bias or lack of objectivity by those responsible for accounting decisions.

358. One or more of the above reportable conditions existed during the Class Period. For example, during the Class Period, the Funds identified a number of portfolio securities that were restricted. See paragraph 125 above. Notwithstanding that these securities possessed the characteristics of illiquid securities and that restricted securities are presumptively illiquid securities, Morgan Management determined these securities to be liquid, thus overriding controls in place to protect the Funds' assets from the kinds of risks that materialized in 2007 and resulting in purchasing more illiquid securities when the portfolios already had more than 15% of their net assets in illiquid securities, violating that restriction, all of which contributed to the catastrophic losses suffered by the Funds' shareholders in 2007. PwC did not report to the Funds' board of directors these reportable conditions, thereby violating AU Section 332 and GAAS.

359. AU Section 329 "requires the use of analytical procedures in the planning and overall review stages of all audits." Analytical procedures involve comparisons of recorded amounts, or ratios developed from recorded amounts, to expectations developed by the auditor and include comparisons of the audited fund with its peers, including, e.g., the relative performance of the audited fund versus that of its peers and the reasons for any significant difference in such performance.

360. AU Section 316 states that the following are examples of risk factors relating to misstatements arising from fraudulent financial reporting:

(a) A significant portion of management's compensation represented by bonuses,

(b) Stock options, or other incentives, the value of which is contingent upon the entity achieving unduly aggressive targets for operating results, financial position, or cash flow (Morgan Management's compensation for advisory services was based upon the Funds' net asset values);

(c) An excessive interest by management in maintaining or increasing the entity's stock price or earnings trend through the use of unusually aggressive accounting practices (Morgan Management's treatment of restricted securities as liquid was "unusually aggressive," especially given the magnitude of such securities and the relative novel and untested nature thereof);

(d) Domination of management by a single person or small group without compensating controls such as effective oversight by the board of directors or audit committee (during the Class Period the Funds were managed by two portfolio managers, and, given what happened, either such management was not subject to effective oversight or the oversight was ignored);

(e) Inadequate monitoring of significant controls;

(f) Management failing to correct known reportable conditions on a timely basis (the purchases of illiquid securities in violation of the restriction against such purchases if they cause the Funds' illiquid securities to exceed 15% of net assets); or

(g) Management displaying a significant disregard for regulatory authorities (the failure to adhere to the SEC's guidance regarding limiting illiquid securities, guidance concerning investing in novel untested fixed income securities, and the need for mutual funds to comply with investment objectives and restrictions).

361. PwC failed to plan and execute its audits of the Funds' financial statements during the Class Period with a view to the existence of these risk factors. Thus, PwC failed "to modify procedures" and to exhibit an "increased sensitivity in the selection of the nature and extent of documentation to be examined in support of material transactions," and an "increased recognition of the need to corroborate management explanations or representations concerning material matters," as required by AU Section 316.

362. Based on the foregoing, PwC, contrary to its representations in each of its reports on the Funds' 2004, 205 and 2006 financial statements, did not conduct its audits of the Funds' financial statements in accordance with generally accepted auditing standards and the Funds' financial statements were not presented in conformity with generally accepted accounting principles.

363. According to AU Section 411, "The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles in the Auditor's Report":

> The auditor's opinion that financial statements present fairly an entity's financial position, results of operations, and cash flows in conformity with generally accepted accounting principles should be based on his judgment as to whether (a) the accounting principles selected and applied have general acceptance; (b) the account-

> ing principles are appropriate in the circumstances; (c) the financial statements, including the related notes, are informative of matters that may affect their use, understanding, and interpretation...; (d) the information presented in the financial statements is classified and summarized in a reasonable manner, that is neither too detailed nor too condensed...; and (e) the financial statements reflect the underlying events and transactions in a manner that presents the financial position, results of operations, and cash flows stated within a range of acceptable limits, that is, limits that are reasonable and practicable to attain in financial statements.

364. As particularized above, the financial statements which were disseminated to the investing public during the Class Period were not presented "fairly...in conformity with generally accepted accounting principles" because:

(a) The accounting principles selected and applied in the preparation of the Funds' financial statements, particularly with respect to the failures to disclose the magnitude of fair-valued securities in the Funds' portfolios, the uncertainty inherent in the estimated valuations of those securities and the effect thereof on the Funds' respective NAVs, the methods and assumptions used to estimate the values of the Funds' thinly traded securities, the liquidity risk posed by portfolios so heavily invested in fair-valued illiquid securities, and the Funds' violations of their investment restrictions relating to the limit on illiquid securities and investments in a single industry, did not have general acceptance.

(b) The accounting principles that pervasively impacted the Funds' financial statements, particularly those relating to the determination of the fair value of investments in securities for which market quotations were not readily available, were not appropriate in the circumstances.

(c) The Funds' financial statements, including the related notes that failed to disclose critical information regarding the Funds' illiquid investments, were not informative of matters that affected their use, understanding, and interpretation.

(d) The Funds' financial statements did not reflect the underlying events and related circumstances in a manner that presented the financial position and the results of operations within a range of acceptable limits that were reasonable and practicable to attain in financial statements.

(e) The Funds' financial statements did not include a statement of cash flows, which was required by GAAP in view of the magnitude of securities in the Funds' portfolios whose valuations were estimated.

365. In the introductory portion of Accounting Series Release No. 173, the SEC made the following comments pertaining to economic substance:

> Another problem...is the need for emphasizing the importance of substance over form in determining accounting principles to be applied to particular transactions and situations. In addition to considering substance over form in particular transactions, it is important that the overall impression created by the financial statements be consistent with the business realities of the company's financial position and operations.
>
> We believe that the auditor must stand back from his resolution of particular accounting issues and assess the aggregate impact of the particular issues upon a reasonable investor's perception of the economic substance of the enterprise for which the financial statements are being presented.

366. Based on the above, a reasonable investor was unable to perceive the true economic substance of the Funds whose financial statements were being presented.

367. In opining on the fairness of the Funds' financial statements during the Class Period, PwC expressly represented that its audit included "assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation." For the reasons alleged herein, this statement is false.

368. Based on the foregoing, PwC's audits of the Funds' financial statements for its fiscal years ended June 30, 2004, 2005 and 2006 were not conducted in accordance with one or more of the following generally accepted auditing standards:

(a) General Standard No. 2, in that the audits were not performed by a person or persons having adequate technical training and proficiency as an auditor, because, given the complex nature of the valuations required of the restricted novel securities held by the Funds, it was incumbent upon PwC to ensure the individuals who performed the audit had the requisite proficiency in areas that would affect the presentation of those securities "fair value" under GAAP;

(b) General Standard No. 2, in that an independence of mental attitude was not maintained by PwC during said audits;

(c) General Standard No. 3, in that due professional care was not exercised in the performance of the audits and the preparation of PwC's reports on the Funds' financial statements;

(d) Standard of Field Work No. 1, in that the work was not adequately planned and assistants and work were not properly supervised or reviewed;

(e) Standard of Field Work No. 2, in that PwC failed to obtain a sufficient understanding of the Funds' internal control structure to plan the audits and to determine the nature, timing, and extent of tests to be performed;

(f) Standard of Field Work No. 3, in that sufficient, competent evidential matter was not obtained through inspection, observation, inquiries, and confirmations to afford a reasonable basis for an opinion regarding the Funds' financial statements under audit;

(g) Standard of Reporting No. 1, in that PwC's reports on the Funds' financial statements for each of said years stated falsely that the Funds' financial statements were presented in accordance with generally accepted accounting principles;

(h) Standard of Reporting No. 3, in that PwC's reports on the Funds' financial statements failed to provide information required by generally accepted accounting principles but not disclosed in the Funds' financial statements or the footnotes thereto, as set forth above;

(i) Standard of Reporting No. 4, in that PwC's reports improperly contained unqualified opinions on the Funds' financial statements because PwC had failed to conduct its audits of the Funds' financial statements in accordance with generally accepted auditing standards and, therefore, PwC had insufficient basis for expressing such unqualified opinions;

(j) PwC failed to apply appropriate audit procedures to the valuations of the Funds' high-yield bonds and structured financial instruments for which multiple market quotations were not readily available;

(k) PwC failed to modify its audit reports in light of the Funds' use of an improper valuation method for a significant portion of their investment portfolios;

(l) PwC's audit reports failed to address the inadequacy of the valuation disclosures in the Funds' financial statements and the footnotes thereto;

(m) PwC failed to modify its audit reports or call attention to the uncertainty of the Funds' respective net asset values caused by the uncertainty of the valuations of the Funds' excessive investments in illiquid high-yield bonds and structured financial instruments for which market quotations were not readily available or that were fair valued;

(n) PwC failed to obtain reasonable assurance (i.e., high level of assurance) as to the fair values of up to half or more of the Funds' investments; and

(o) PwC failed to obtain reasonable assurance (i.e., high level of assurance) as to the Funds' compliance with their investment restrictions.

369. AU Section 508 required PwC to express a qualified opinion on the Funds' financial statements, in view of the scope limitation attributable to the uncertain valuation of the Funds' net assets, failure to make required GAAP disclosures regarding such uncertainty, and the Funds' violations of their investment restrictions relating to excessive illiquid securities and investments in a single industry, and, in so doing, to disclose to the Funds' shareholders and prospective shareholders the nature and extent of the Funds' non-GAAP accounting and to provide those disclosures which the Funds' financial statements failed to provide.

370. PwC violated GAAS when it failed to express a qualified opinion on the Funds' financial statements, or to include an explanatory paragraph calling attention to the extent to which the valuations of the Funds' assets were subject to substantial uncertainty, during the Class Period and in failing to provide those material disclosures that the Funds' financial statements failed to provide.

371. Pursuant to PwC's consent, PwC's reports on the Funds' financial statements during the Class Period and the Funds' financial statements, including (a) Schedules of Investments as of June 30, 2004, 2005 and 2006 and as of each quarter-end during said fiscal years; (b) Statements of Assets and Liabilities as of June 30, 2004, 2005 and 2006; (c) Statements of Operations for the Years Ended December June 30, 2004, 2005, and 2006; (d) Statements of Changes in Net Assets for the Years Ended June 30, 2004, 2005 and 2006; (e) Financial Highlights; and (f) Notes to Financial Statements were incorporated by reference into the Funds' registration statement effective during the Class Period and prospectuses used to offer and sell the Funds' shares during the Class Period.

372. According to AU Section 711, because a registration statement under the Securities Act of 1933 speaks as of its effective date, the independent accountant whose report is included in such a registration statement has a statutory responsibility that is determined in the light of the circumstances on that date. AU Section 711 states: "To sustain the burden of proof that he has made a 'reasonable investigation', as required under the Securities Act of 1933, an auditor should extend his procedures with respect to subsequent events from the date of his audit report up to the effective date or as close thereto as is reasonable and practicable in the circumstances." AU Section 711 states that the following procedures, *inter alia*, should generally be performed by the auditor:

(a) Read the latest available interim financial statements; compare them with the financial statements being reported upon; and make any other comparisons considered appropriate in the circumstances. In order to make these procedures as meaningful as possible for the purpose expressed above, the auditor should inquire of officers and other executives having responsibility for financial and accounting matters as to whether the interim statements have been prepared on the same basis as that used for the statements under audit.

(b) Read the available minutes of meetings of stockholders, directors, and appropriate committees; as to meetings for which minutes are not available, inquire about matters dealt with at such meetings.

(c) Obtain a letter of representations from appropriate officials, generally the chief executive officer, chief financial officer, or others with equivalent positions in the entity, as to whether any events occurred subsequent to the date of the financial statements being reported on by the independent auditor that in the officer's opinion would require adjustment or disclosure in these statements.

(d) Make such additional inquiries or perform such procedures as he considers necessary and appropriate to dispose of questions that arise in carrying out the foregoing procedures, inquiries, and discussions.

(e) Read the entire prospectus and other pertinent portions of the registration statement.

(f) Inquire of and obtain written representations from officers and other executives responsible for financial and accounting matters about whether any events have occurred, other than those reflected or disclosed in the registration statement, that, in the officers' or other executives' opinion, have a material effect on the audited financial statements included therein or that should be disclosed in order to keep those statements from being misleading.

373. Of all the professionals involved in the offer and sale of the Funds' shares to the investing public, the auditor is the only one whose involvement is legally required by the federal securities laws. With this legally conferred franchise, however, comes the heavy responsibility of acting as the Plaintiffs' and putative class members' guardian by ensuring that the Funds' financial statements accurately and meaningfully depict its financial situation.

CLAIMS

374. With respect to the claims asserted herein pursuant to §§ 11, 12(a)(2), and 15 of the Securities Act, this action has been commenced within one year of the date on which Plaintiffs first discovered, or should have discovered, the facts constituting the violations by the exercise of reasonable diligence.

375. The Funds offered and sold shares of their capital stock during the Class Period to Plaintiffs and other members of the Class.

376. The shares of the Funds' capital stock sold to Plaintiffs and other members of the class are securities within the meaning of the Securities Act and the ICA.

NO STATUTORY SAFE HARBOR

377. The statutory safe harbor provided for forward-looking statements under certain circumstances does not apply to any of the allegedly false statements pleaded in this Complaint. The statements alleged to be false and misleading herein all relate to existing facts and conditions. In addition, to the extent certain of the statements alleged to be false might be characterized as forward-looking, the specific statements pleaded herein were not identified as "forward-looking statements" when made, or if they were so identified, they were not accompanied by the requisite language adequately informing investors that actual results "could differ materially from those projected." To the extent there were any forward-looking statements, there were no meaningful cautionary statements identifying important factors that could cause actual results to differ materially from those in the purportedly forward-looking statement; in fact, as set forth above, many such purportedly "cautionary" statements were themselves false and misleading because they represented that certain events "may" or "could" occur, when in fact they had already occurred or already existed, as Plaintiffs allege.

COUNT I
VIOLATION OF § 11 OF THE SECURITIES ACT OF 1933

378. This Count I is asserted against the officers and directors of the Company and the Funds, Morgan Keegan as the underwriter of the Funds' shares, and PwC (hereinafter "§ 11 Defendants").

379. Plaintiffs repeat and reallege each and every allegation contained above as if fully set forth herein, except to the extent any allegations contained above contain any facts that are unnecessary or irrelevant for purposes of stating a claim under Section 11, including

allegations that might be interpreted to sound in fraud or relating to any state of mind on the part of the § 11 Defendants other than strict liability or negligence.

380. It is the policy of the ICA, effectuated through that statute and the Securities Act of 1933, that investors in mutual funds are entitled to "adequate, accurate, and explicit information, fairly presented, concerning the character of such securities and the circumstances, policies, and financial responsibility of such companies and their managements." ICA § 1(b)(1).

381. The § 11 Defendants, except PwC, caused to be effected a distribution of shares of the Funds' capital stock to the public pursuant to a SEC Form N-1A registration statement, dated October 27, 1998, as amended on October 28, 1999, June 6, 2000, June 30, 2006, August 17, 2000, August 18, 2000, August 25, 2000, October 30, 2000, November 11, 2007, October 26, 2001, October 28, 2002, October 29, 2003, September 10, 2004, October 28, 2004, November 23, 2004, December 13, 2004, February 11, 2005, September 1, 2005, October 31, 2005, August 31, 2006, October 30, 2006, and November 29, 2007, that was in effect during the Class Period. This registration statement, during the Class Period, contained untrue statements of material facts and omitted to state material facts required to be stated therein or necessary to make the statements in the registration statement not misleading, as set forth above.

382. Each of the § 11 Defendants, other than PwC, either signed the registration statement and the amendments thereto, was a director of the Funds at the time of the filing of those portions thereof with respect to which their liability is asserted herein, or consented to being named in such registration statement or amendments thereto as a director.

383. Plaintiffs did not know that the representations made to them by Defendants regarding the matters described above were untrue and did not know the above alleged material facts that were not disclosed.

384. PwC consented to being named in the registration statement and the amendments thereto as having prepared or certified portions of the registration statement or as having prepared or certified reports used in connection with the registration statement. Liability is asserted herein against PwC in connection with those portions of the registration statement and amendments thereto prepared or certified by PwC or otherwise attributable to statements or reports prepared or certified by PwC and those statements therein made by PwC based on its authority and professional expertise.

385. PwC:

(a) Performed accounting and auditing services in connection with such registration statements and each and every amendment thereto during the Class Period;

(b) Reviewed, or was required to review, those disclosures in such registration statements and amendments thereto related to matters for which it had responsibility as the auditor of the Funds' financial statements; and

(c) Reviewed, or was required to review, or offered to review, which offer, if made, was accepted by the Funds' officers and directors and relied upon by said persons, the extent to which the Funds were managed in a manner consistent with their investment objectives and restrictions as disclosed in such registration statements and otherwise and in compliance with applicable laws, rules and regulations applicable to registered investment companies.

386. The Funds and their board of directors and their shareholders and prospective shareholders relied upon the expertise of PwC with respect to those matters for which, as the auditor of the Funds' financial statements, PwC was responsible in connection with such registration statements.

387. Plaintiffs and the other members of the Class are entitled to recover from Defendants pursuant to § 11 of the Securities Act damages as follows:

(a) With respect to shares purchased, including shares purchased upon reinvesting dividends paid by the Funds in respect of such shares, during the Class Period and held on the date this suit was initiated, damages in an amount equal to the difference between the amount paid therefor (including any "load" or commission paid in connection with the purchase of such shares), but not to exceed the price at which the shares were offered to the public, and the net asset value of such shares on the date this action was initiated without reduction for dividends paid in respect of such shares and without interest;

(b) With respect to shares purchased, including shares purchased upon reinvesting dividends paid by the Funds in respect of such shares, during the Class Period and redeemed before this action was initiated, damages in an amount equal to the difference between the amount paid therefor (including the "load" or commission paid in connection with the purchase of such shares), but not to exceed the price at which the shares were offered to the public, and the price at which such shares were redeemed without reduction for dividends paid in respect of such shares and without interest; or

(c) With respect to shares purchased, including shares purchased upon reinvesting dividends paid by the Funds in respect of such shares, during the Class Period and redeemed after this action was initiated but before judgment, damages in an amount equal to the difference between the amount paid therefor (including the "load" or commission paid in connection with the purchase of such shares), but not to exceed the price at which the shares were offered to the public, and the price at which such shares were redeemed (if such damages shall be less than the damages representing the difference between the amount paid for the shares and the net asset value thereof at the time this suit was brought) without reduction for dividends paid in respect of such shares and without interest.

388. If Defendants prove that any portion of the damages described in the preceding paragraph 384 represents other than the depreciation in value of the Funds' shares resulting from such part of the Funds' registration statement, with respect to which its liability is asserted herein, not being true or omitting to state a material fact required to be stated therein or necessary to make the statements therein not misleading, as alleged herein, such portion of such damages shall not be recoverable. Nothing alleged herein shall be deemed to relieve Defendants of their burden to prove their affirmative defense of loss causation.

COUNT II
VIOLATION OF § 12(a)(2) OF THE SECURITIES ACT OF 1933

389. This Count II is asserted against Morgan Keegan as underwriter of the Funds' shares and Regions Bank and Regions as a participant in the distribution of the Funds' shares through Regions Bank and/or other subsidiaries and trust departments of subsidiaries owned or controlled by Regions (hereinafter the "§ 12 Defendants").

390. Plaintiffs repeat and reallege each and every allegation contained above as if fully set forth herein, except to the extent any allegations contained above contain any facts which are unnecessary or irrelevant for purposes of stating a claim under Section 12, including allegations that might be interpreted to sound in fraud or relating to any state of mind on the part of the § 12 Defendants other than strict liability or negligence.

391. The § 12 Defendants offered and sold a security, namely shares of the Funds' common stock, by means of a prospectus or were controlling persons of the Funds or of those who offered and sold the Funds' shares. This prospectus contained untrue statements

of material facts and omitted to state material facts necessary in order to make the statements, in light of the circumstances under which they were made, not misleading, which statements and omissions the § 12 Defendants knew, or in the exercise of reasonable care the § 12 Defendants would have known, were false or were material facts which were required to be disclosed to prevent the representations that were made from being misleading.

392. The § 12 Defendants actively solicited the sale of the Funds' shares to serve their own financial interests. Morgan Management received management fees based on the aggregate net assets of the Funds, Morgan Keegan received commissions and administrative fees based on such sales or on the aggregate net assets of the Funds, and Regions, through Regions Bank or other subsidiaries and trust departments of subsidiaries owned or controlled by Regions, received compensation for participating in the distribution of the Funds' shares and/or fees based on their customers' accounts holding such shares.

393. Plaintiffs did not know that the representations made to them in connection with the distribution to them by the § 12 Defendants regarding the matters described above were untrue and did not know the above described material facts that were not disclosed.

394. As a result of the matters set forth herein, pursuant to § 12(a)(2) of the Securities Act, Plaintiffs and Class members are entitled to recover the consideration paid for their Fund shares with interest thereon, less the amount of any income received thereon, upon the tender of such security, or for damages if they no longer own such shares.

395. Plaintiffs and putative Class members who do not opt out hereby tender their shares in the Funds.

396. The § 12 Defendants are liable to Plaintiffs and class members pursuant to § 12(a)(2) of the Securities Act as sellers of the Funds' shares.

COUNT III
LIABILITY UNDER §15 OF THE SECURITIES ACT

397. This Count III is brought pursuant to §15 of the Securities Act, 15 U.S.C. § 77o, against the officers and directors of the Funds and the Company, as controlling persons of the Company and the Funds; Morgan Management, as the controlling person of the Funds and the Company; Holding, as the controlling person of Morgan Management; Regions, as the controlling person of Regions Bank, Morgan Keegan and Holding (hereinafter "Controlling Person Defendants"); and certain of the individual Defendants as officers and directors of Morgan Management, Morgan Keegan, Holding, Regions Bank, and Regions.

398. Plaintiffs repeat and reallege each and every allegation contained above as if fully set forth herein, except to the extent any allegations contained above contain any facts which are unnecessary or irrelevant for purposes of stating a claim under Section 15, including allegations that may be interpreted to sound in fraud or relating to any state of mind on the part of defendant other than strict liability or negligence.

399. Each of the Controlling Person Defendants was a controlling person of the § 11 Defendants (except PwC) or § 12 Defendants. Such persons were controlling persons of the Funds by virtue of his or her position as a director or senior officer of the Company, the Funds, Morgan Management, Morgan Keegan, or of the wholly owing parent of any of the foregoing corporate entities; or by virtue of its position as the manager of, and investment advisor to, the Funds; or as the wholly owing parent of any of the foregoing non-Fund corporate entities.

400. Each of the MK Defendants was a participant in the violations of Sections 11 and 12(a)(2) of the Securities Act alleged in Counts I and II above, based on his or her having signed the registration statements and/or having otherwise participated in the process which allowed the offerings of the Funds' shares to be successfully completed.

COUNT IV
VIOLATION OF INVESTMENT COMPANY ACT § 34(b)

401. This Count IV is asserted against all Defendants.

402. Plaintiffs repeat and reallege each and every allegation contained above as if fully set forth herein, except to the extent any allegations contained above contain any facts which are unnecessary or irrelevant for purposes of stating a claim under Section 34(b), including allegations that may be interpreted to sound in fraud or relating to any state of mind on the part of defendant other than strict liability or negligence.

403. It is the policy of the ICA that, when investors in mutual funds do not receive "adequate, accurate, and explicit information, fairly presented, concerning the character of such securities and the circumstances, policies, and financial responsibility of such companies and their managements," the national public interest and the interests of investors are adversely affected and that the ICA is to be interpreted to eliminate such conditions. ICA § 1(b)(1).

404. Defendants are persons who (i) made untrue statements of material facts in a registration statement, amendments thereto, reports, accounts, records and other documents filed or transmitted pursuant to the ICA, or the keeping of which is required pursuant to § 31(a) of the ICA and/or (ii) in connection with such filing, transmitting, or keeping any such document, omitted to state therein facts necessary in order to prevent the statements made therein, in light of the circumstances under which they were made, from being materially misleading, all as set forth above, including but not limited to the Funds' violation of their fundamental investment restriction relating to the limit on investments in a single industry, which violation was also a violation of § 13 of the Investment Company Act.

405. For purposes of § 34(b) of the ICA, any part of any registration statement, reports, records and other documents filed or transmitted pursuant to the ICA which is signed or certified by an accountant or auditor in its capacity as such shall be deemed to be made, filed, transmitted, or kept by such accountant or auditor, as well as by the person filing, transmitting, or keeping the complete document. Defendant directors signed the

Funds' registration statement and amendments thereto and signed the Funds' reports on the Funds' internal controls pursuant to SEC Form N-SAR. PwC signed its reports regarding the Funds' financial statements for their fiscal years ended June 30, 2004, 2005 and 2006 and certified such financial statements, which were part of the Funds' registration statement, as amended from time to time during the Class Period, and signed its reports on the Funds' internal controls pursuant to SEC Form N-SAR. The Funds' President and Treasurer signed and/or certified the Funds' annual and semi-annual reports on Forms N-CSR or N-CSRS as "fully compl[ying] with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and 2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Fund."

406. By engaging in the conduct described herein, Defendants violated § 34(b) of the ICA, as amended, and, pursuant to § 1(b)(1) and (5) of the ICA, the interests of those who invested in the Funds were adversely affected because (i) such investors purchased, paid for, exchanged, received dividends upon, voted, refrained from voting, sold, or surrendered shares issued by the Funds without adequate, accurate, and explicit information, fairly presented, concerning the character of such shares and the circumstances, policies, and financial responsibility of the Funds and their management and (ii) the Funds, in keeping their accounts and in computing their earnings and the asset value of their outstanding securities, employed unsound or misleading methods, and were not subjected to adequate independent scrutiny.

407. As a result of such conduct, pursuant to § 47(b) of the ICA, Plaintiffs and the other members of the Class are entitled to rescind their purchases of the Funds' shares during the Class Period or are otherwise entitled to damages in an amount to be proved at trial.

PRAYER FOR RELIEF

WHEREFORE, Plaintiffs, on behalf of themselves and the other members of the class, pray for judgment against Defendants as follows:

A. Declaring this action to be a proper class action;

B. Awarding Plaintiffs and the other members of the class rescission or compensatory or rescissory damages;

C. Awarding to Plaintiffs and the other members of the class prejudgment interest in the manner and at the maximum rate where permitted by law;

D. Awarding to Plaintiffs and the other members of the class costs and expenses of this litigation, including reasonable attorneys' fees and costs, including experts' fees and costs;

E. Declaring that no Defendant be allowed contribution or indemnification from the Funds; and

F. Granting such other and further relief as the Court may deem just and proper.

DEMAND FOR JURY TRIAL

Plaintiffs demand a trial by jury of all issues so triable.

Dated: February 1, 2008

APPERSON, CRUMP & MAXWELL, PLC

s/ Jerome A. Broadhurst
Charles D. Reaves, TNBPR122550
Jerome A. Broadhurst, TNBPR12529
6000 Poplar Avenue, Suite 400
Memphis, TN 38119-3972
(901) 260-5133 direct
(901) 435-5133 fax
creaves44@comcast.net
jbroadhurst@appersoncrump.com

HEAD, SEIFERT & VANDER WEIDE, P.A.
Vernon J. Vander Weide
Thomas V. Seifert
333 South Seventh Street, Suite 1140
Minneapolis, MN 55402-2422
Telephone: 612-339-1601
Fax: 612-339-3372
vvanderweide@hsvwlaw.com
tseifert@hsvwlaw.com

LOCKRIDGE GRINDAL NAUEN PLLP
Richard A. Lockridge
Gregg M. Fishbein
100 Washington Avenue South, Suite 2200
Minneapolis, MN 55401
Telephone: 612-339-6900
Fax: 612-339-0981
ralockridge@locklaw.com
gmfishbein@locklaw.com

ZIMMERMAN REED, P.L.L.P.
Carolyn G. Anderson
Timothy J. Becker
651 Nicollet Mall, Suite 501
Minneapolis, MN 55402
Telephone: 612-341-0400
Fax: 612-341-0844
cga@zimmreed.com
tjb@zimmreed.com

ATTORNEYS FOR PLAINTIFFS

811-06511 A3 of 5
40-33

UNITED STATES DISTRICT COURT
WESTERN DISTRICT OF TENNESSEE

Richard A. Atkinson, M.D., and Patricia B. Atkinson, on behalf of themselves and all others similarly situated, Plaintiffs v. Morgan Asset Management, Inc., Morgan Keegan & Company, Inc., Regions Financial Corporation, MK Holding, Inc., Allen B. Morgan, Jr., J. Kenneth Alderman, Jack R. Blair, Albert C. Johnson. James Stillman R. McFadden, W. Randall Pittman. Mary S. Stone, Archie W. Willis, III, Brian B. Sullivan, J. Thompson Weller, Charles D. Maxwell, Michele F. Wood, James C. Kelsoe, Jr., David H. Tannehill. and PricewaterhouseCoopers LLP, Defendants.	Court File No. ________

COMPLAINT

(Class Action)

Jury Trial Demanded

Plaintiffs individually and on behalf of all other persons similarly situated for their Complaint against defendants allege as follows:

1. This is an action by and on behalf of persons who purchased shares of Regions Morgan Keegan Select Intermediate Bond Fund ("Intermediate Fund") and/or Regions Morgan Keegan Select High Income Fund ("High Income Fund") (together, "the Funds") during the period December 6, 2004 through the October 3, 2007 against the Funds' investment adviser, officers and directors and the other defendants for, *inter alia*, the violation of the disclosure requirements of federal securities laws and the federal Investment Company Act. The Funds and the defendants misrepresented or failed to disclose material facts relating to (i) the nature of the risk being assumed by an investment in the Funds, (ii) the illiquidity of certain securities in which the Funds invested, (iii) the extent to which the Funds' portfolios contained securities that were illiquid or exhibited the characteristics of illiquid securities so that they were highly vulnerable to suddenly becoming unsalable at the prices at which they were being carried on the Funds' records, (iv) the extent to which the Funds' portfolios were subject to fair value procedures, (v) the extent to which the values of such securities, and, consequently, the net asset values ("NAVs") of the Funds, were based on estimates of value and the uncertainty inherent in such estimated values, and (vi) the concentration of investments in a single industry.

2. Plaintiffs, by and through their undersigned attorneys, bring this action upon personal knowledge as to themselves and their own acts, upon the investigation conducted by and through Plaintiffs' counsel as to all other matters, including without limitation, analysis of publicly available news articles and reports, public filings with the Securities and Exchange Commission ("SEC"), review of various web sites and Internet information sources (including the Morgan Keegan Funds website), news reports, press releases and

other matters of public record, prospectuses, Statements of Additional Information, annual and semi-annual reports issued by and on behalf of the Funds, sales materials, and upon information and belief.

JURISDICTION AND VENUE

3. This action arises under:

(a) The Securities Act of 1933, as amended, 15 U.S.C. §§ 77a *et seq.* (the "Securities Act") and, in particular, under §§ 11 and 15, 15 U.S.C. §§ 77k and 77o; and

(b) The Investment Company Act of 1940, as amended, 15 U.S.C. §§ 80a *et seq.*, and, in particular, under §§ 34(b) and 47(b), 15 U.S.C. §§ 80a-34(b) and 80a-47(b).

4. Venue is proper in this District, pursuant to Section 22 of the Securities Act, Section 44 of the Investment Company Act, and 28 U.S.C. § 1391(b), because most of the Defendants have principal places of business or reside in this District and many of the acts complained of occurred in this District.

5. In connection with the conduct alleged herein, the Defendants used the means and instrumentalities of interstate commerce, including the United States mails and interstate telephone facilities.

PARTIES

6. Morgan Keegan Select Fund, Inc. (the "Company") was organized as a Maryland corporation on October 27, 1998. The Company is an open-end, management investment company registered under the Investment Company Act of 1940, as amended (the "1940 Act"). The Company consists of three portfolios, each with its own investment objective: Regions Morgan Keegan Select Short Term Bond Fund ("Short Term Fund"),

Regions Morgan Keegan Select Intermediate Bond Fund ("Intermediate Fund"), and Regions Morgan Keegan Select High Income Fund ("High Income Fund"). This action relates to the Intermediate Fund and the High Income Fund (each a "Fund" and collectively, the "Funds"). No claim is asserted herein against the Company or the Funds. The High Income Fund was closed to new investors in the fall 2007, except that any shareholder who owned this fund in an existing account as of November 1, 2005 could continue to purchase additional shares in their account.

7. Plaintiff Richard A. Atkinson, M.D., a resident of the State of Tennessee, invested approximately $43,000 in the Intermediate Fund during the Class Period, as set forth in the accompanying certification.

8. Plaintiff Patricia B. Atkinson, a resident of the State of Tennessee, invested approximately $109,000 in the Intermediate Fund during the Class Period, as set forth in the accompanying certification.

9. Defendant Morgan Asset Management, Inc. ("Morgan Management"), a registered investment adviser, pursuant to investment advisor agreements between it and the Company, managed and advised the Funds at all times relevant herein. Morgan Management is headquartered in Birmingham, Alabama, with a principal office in Memphis, Tennessee. Morgan Management is a wholly owned subsidiary of MK Holding, Inc. Under the terms of the agreements. the Intermediate Fund and High Income Fund are charged annual management fees, before any waivers, of 0.4% and 0.75% based on average daily net assets, respectively. which are calculated daily and paid monthly based on the average daily net assets of the Funds.

10. Defendant MK Holding, Inc. ("Holding"), is a wholly owned subsidiary of Regions Financial Corporation ("Regions").

11. Defendant Morgan Keegan & Company, Inc. ("Morgan Keegan"), a wholly owned subsidiary of Regions, is a full service broker/dealer that purports to provide personalized investment services to its clients from over 400 offices in 19 states and is headquartered in Memphis, Tennessee. It performed administration services for the Funds and distributed the Funds' shares at all times relevant herein; Morgan Keegan also received commissions on the sale of shares of the Funds. Morgan Keegan also provided an employee to serve as the Funds' Chief Compliance Officer and, pursuant to a Fund Accounting Service Agreement, provided portfolio accounting services to the Funds for an annual fee of 0.03% based on the average daily net assets of the Funds. Morgan Keegan also served as the Transfer and Dividend Disbursing Agent for the Funds. Pursuant to the Transfer Agency and Service Agreement, each Fund pays Morgan Keegan an annual base fee per share class plus a variable fee based on the number of shareholder accounts.

12. The Company has adopted two Distribution Plans pursuant to Rule 12b-1 under the 1940 Act ("12b-1 Plans"), one with respect to Class A Shares and the other with respect to Class C Shares of the Funds. The 12b-1 Plans compensate Morgan Keegan, the Funds' primary Distributor, and other dealers and investment representatives for services and expenses relating to the sale and distribution of the Funds' shares. Under the Class A Shares' 12b-1 Plan, the Funds pay a fee at an annual rate of up to 0.25% of the average daily net assets with respect to Class A Shares of the Funds. Under the Class C Shares' 12b-1 Plan, Regions Morgan Keegan Select Short Term Bond Fund, Regions Morgan Keegan Select Intermediate Bond Fund and Regions Morgan Keegan Select High Income Fund pay a fee at an annual rate of 0.45%, 0.60% and 0.75%, respectively, of the average daily net assets with respect to Class C Shares of each Fund.

13. Regions Financial Corporation ("Regions"), a Delaware corporation, is a regional financial holding company (NYSE: RF). The Funds' shares were marketed, offered and sold by and through subsidiaries and trust departments of subsidiaries owned or controlled by Regions.

14. Defendant Allen B. Morgan, Jr., is and was during the Class Period a Director and Chairman of the Company and is a resident of Tennessee. During the Class Period, he also served as a Director and Vice-Chairman of Regions and as a Director of Morgan Asset Management, Inc., and Chairman and Executive Managing Director of Morgan Keegan.

15. Defendant J. Kenneth Alderman is and was during the Class Period a Director of the Company and is a resident of Alabama. He also has been President of Regions Morgan Keegan Trust and Vice-Chairman and Chief Executive Officer of Morgan Management. He has been Executive Vice President of Regions. He is a Certified Public Accountant and he holds the Chartered Financial Analyst designation.

16. Defendant Jack R. Blair is and was during the Class Period a Director of the Company and is a resident of Tennessee.

17. Defendant Albert C. Johnson is and was during the Class Period a Director of the Company and is a resident of Alabama. He also has been an independent financial consultant and has served as a director or chief financial officer of other companies. He also was with Arthur Andersen LLP.

18. Defendant James Stillman R. McFadden is and was during the Class Period a Director of the Company and is a resident of Tennessee.

19. Defendant W. Randall Pittman is and was during the Class Period a Director of the Company and is a resident of Alabama. He also has been chief financial officer of several companies and, from 1983 to 1995, he held various positions with AmSouth

Bancorporation (a bank holding company), including Executive Vice President and Controller.

20. Defendant Mary S. Stone is and was during the Class Period a Director of the Company and is a resident of Alabama. She also has been a professor at the University of Alabama Culverhouse School of Accountancy and has held the Hugh Culverhouse Endowed Chair of Accountancy since 2002. She has served as Director of the Culverhouse School of Accountancy since 2004. She is also a former member of Financial Accounting Standards Advisory Council, AICPA, Accounting Standards Executive Committee and AACSB International Accounting Accreditation Committee. She is a Certified Public Accountant.

21. Defendant Archie W. Willis, III, is and was during the Class Period a Director of the Company and is a resident of Tennessee. He also has been President of Community Capital (financial advisory and real estate development) since 1999 and Vice President of Community Realty Company (real estate brokerage) and was a First Vice President of Morgan Keegan from 1991 to 1999. He also has served as a director of a telecommunications company and a member of a bank advisory board.

22. Defendant Brian B. Sullivan is and has been since 2006 President of the Funds and President and Chief Investment Officer of Morgan Management and is a resident of Alabama. He also has served as President of AmSouth Asset Management, Inc., which has merged or will soon merge into Morgan Management. From 1996 to 1999 and from 2002 to 2005, he served as Vice President of AmSouth Asset Management, Inc. Since joining AmSouth Bank in 1982 through 1996, Mr. Sullivan served in various capacities including Equity Research Analyst and Chief Fixed Income Officer and was responsible for Employee Benefits Portfolio Management and Regional Trust Investments. He holds the Chartered Financial Analyst designation.

23. Defendant J. Thompson Weller is and was since 2006 Treasurer of the Funds and is a resident of Tennessee. He has been or was a Managing Director, Senior Vice President and Controller of Morgan Keegan and held other financial offices of Morgan Keegan. He also was with Arthur Andersen & Co. and Andersen Consulting before joining Morgan Keegan.

24. Defendant Charles D. Maxwell is and was during the Class Period Secretary and Assistant Treasurer of the Funds and is a resident of Tennessee. He also has been Executive Managing Director, Chief Financial Officer, Treasurer and Secretary of Morgan Keegan since 2006 and previously served as Managing Director of Morgan Keegan from 1998 to 2006 and held other executive positions with Morgan Keegan before that. He has been Secretary and Treasurer of Morgan Management. He was with the accounting firm of Ernst & Young LLP before joining Morgan Keegan.

25. Defendant Michele F. Wood is and was during the Class Period Chief Compliance Officer of the Funds and is a resident of Tennessee. She also has been the Chief Compliance Officer of Morgan Management since 2006 and is also a Senior Vice President of Morgan Keegan. She was a Senior Attorney and First Vice President of Morgan Keegan & Company, Inc. from 2002 to 2006. Before that she was a staff attorney with FedEx Corporation from 2001 to 2002 specializing in employment litigation and an associate with Ford & Harrison LLP from 1997 to 2001.

26. Defendant James C. Kelsoe, Jr., CFA, is and was during the Class Period the Senior Portfolio Manager of the Funds and of Morgan Management and is a resident of Tennessee.

27. Defendant David H. Tannehill, CFA, is and was during the Class Period the Portfolio Manager of the Funds and of Morgan Management and is a resident of Tennessee.

28. The above identified Defendant officers and directors of the Funds, Morgan Management, Morgan Keegan, Holding, and Regions are sometimes hereinafter referred to as "MK Defendants."

29. Defendant PricewaterhouseCoopers ("PwC"), a limited liability partnership, is a national public accounting and auditing firm with one of its several principal places of business in Tennessee. During the Class Period, PwC audited the Funds' annual financial statements, reviewed the Fund's semi-annual financial statements, issued reports on the Funds' internal controls, and read the Funds' prospectuses and each amendment thereto and affirmed the financial information therein to the extent that such information was derived from the Funds' audited financial statements. At all relevant times, PwC held itself out as possessing special expertise in the auditing of financial statements of, and the management of, registered investment companies such as the Funds.

30. Defendants either:

(a) participated, directly or indirectly, in the wrongful conduct alleged herein;

(b) combined to engage in the wrongful transactions and dealings alleged herein;

(c) knew, or in the exercise of reasonable care, should have known, of the misrepresentations and omissions of material facts, or recklessly caused such misrepresentations or omissions of material facts to be made; or

(d) benefited from the wrongful conduct alleged.

CLASS ACTION ALLEGATIONS

31. The class that plaintiffs seek to represent includes all persons and entities that purchased any shares of the Funds' common stock from the Funds, through Morgan Keegan, or otherwise, at any time during the period from December 6, 2004 through October 3, 2007,

inclusive (the "Class Period"). The class excludes the defendants, any affiliates and subsidiaries of the corporate defendants, the officers and directors of the corporate defendants, any entity in which any excluded party has a controlling interest, or any legal representatives, heirs, successors and assigns of any of the foregoing persons.

32. There are questions of law and fact common to plaintiffs and the other members of the class that predominate over any questions solely affecting individual members of the class. Among the questions of law and fact common to this class are the following:

(a) Whether Defendants violated, or are otherwise to be held liable under, §§ 11, 12, and 15 of the Securities Act and § 34(b) of the ICA as alleged herein;

(b) Whether defendants participated in and pursued the common course of conduct complained of;

(c) Whether in documents disseminated to the investing public and the Funds' shareholders, and filed with the SEC during the Class Period, defendants omitted and/or misrepresented material facts about the value of the Funds' assets, the Funds' pricing, the Funds' valuation practices, the illiquidity of the Funds' assets, and the risks involved in owning the Funds' shares, including risks posed by illiquidity, and valuation uncertainty, as alleged herein;

(d) Whether, in omitting to state and/or misrepresenting material facts, Defendants acted in such a manner as to be liable to the Funds' shareholders pursuant to the statutory claims asserted herein;

(e) Whether registration statements issued and amended by the Funds during the Class Period were false and misleading as alleged herein;

(f) Whether the Funds were managed in a manner inconsistent with their respective investment restrictions;

(g) Whether the Defendants engaged in, or failed to identify, portfolio transactions that were inconsistent with the Funds' investment restrictions and that violated the ICA as alleged herein;

(h) Whether the Funds and Morgan Management affirmatively determined the liquidity of each security, of lack thereof, purchased by the Funds at the time of purchase;

(i) Whether PwC failed to identify portfolio transactions that were inconsistent with the Funds' investment restrictions and that violated the Investment Company Act of 1940, failed to advise the Funds' board of directors of such matters, and failed to disclose such matters to the Funds' shareholders and prospective shareholders;

(j) Whether PwC undertook to inform the Funds' officers and directors of facts, circumstances or practices that violated the Funds' investment restrictions or that otherwise posed significant risks to the Funds and their shareholders;

(k) Whether PwC conducted its audits of the Funds' financial statements during the Class Period in accordance with generally accepted auditing standards;

(l) Whether the Funds' annual financial statements were presented in accordance with generally accepted accounting principles;

(m) Whether the value of certain of the Funds' assets and, accordingly, the Funds' net asset values, were uncertain;

(n) Whether the Defendants failed to properly value certain of the funds' assets and failed to adhere to required and disclosed valuation procedures;

(o) Whether Morgan Management priced all of the assets of the Funds on a daily basis and whether they violated the ICA by issuing and redeeming shares in the Funds on any days when they did not price all of the Funds' assets;

(p) Whether plaintiffs and the other members of the class are entitled to rescind their purchases of the Funds' shares during the Class Period;

(q) Whether plaintiffs and the other members of the class have sustained damages as a result of the disclosure deficiencies and other unlawful conduct alleged herein; and

(r) If plaintiffs and the other members of the class have been so damaged, what the proper measure of damages is.

33. This action is properly maintained as a class action for the following reasons:

(a) The class members are so numerous that joinder of all such class members is impracticable;

(b) There are questions of law or fact common to the class;

(c) The claims of the named plaintiffs are typical of the claims of the class;

(d) The named plaintiffs will fairly and adequately protect the interests of the class;

(e) The named plaintiffs and the class are represented by counsel experienced in class action and securities litigation;

(f) The questions of law or fact common to the class predominate over any questions affecting only individual class members;

(g) A class action is superior to other available methods for the fair and efficient adjudication of the controversy; and

(h) Plaintiffs know of no difficulty that should be encountered in the management of this litigation that would preclude its maintenance as a class action.

STATEMENT OF FACTS

THE FUNDS' AND THEIR LOSSES

34. The Funds were opened in 1999. The Funds' shares were issued pursuant to prospectuses included as part of a SEC Form N-1A registration statement filed with the SEC. The first registration statement relating to the Funds became effective on May 22, 1999 and was amended thereafter on at least the following dates: October 28, 1999, June 6, 2000, June 30, 2006, August 17, 2000, August 18, 2000, August 25, 2000, October 30, 2000, November 11, 2007, October 26, 2001, October 28, 2002, October 29, 2003, September 10, 2004, October 28, 2004, November 23, 2004, December 13, 2004, February 11, 2005, September 1, 2005, October 31, 2005, August 31, 2006, October 30, 2006, and November 29, 2007.

35. As of November 23, 2007, Morningstar reported the High Income Fund's NAV was down almost 55% year-to-date; from December 31, 2006 until November 30, 2007, the High Income Fund's NAV per share declined from $10.14 to $3.91 for a loss of $6.23 per share, or 61.4%.

36. As of November 23, 2007, Morningstar reported the Intermediate Fund's NAV was down over 43% year-to-date; from December 31, 2006 until November 30, 2007, the

Intermediate Fund's NAV per share declined from $9.93 to $5.07 for a loss of $4.86 per share or 48.9%.

37. Of 439 other intermediate bond funds and 253 other high income funds, none suffered losses of this magnitude during the same period.

38. These extraordinary losses in share value were caused by the Funds' heavy investment in relatively new types of manufactured or structured fixed income securities that had not been tested through market cycles and by the failure of the Funds to have previously complied with required and disclosed procedures relating to the manner in which the Funds' assets were invested, the liquidity of their assets would be maintained, the lack of liquidity in the Funds' portfolios, the pricing of their assets, the valuation procedures used to price their assets, the uncertainty inherent in the estimated value of their assets, and/or the failure to disclose such breaches and failures and conditions in the Funds' portfolios that rendered them extraordinarily vulnerable to changes in market conditions, far more vulnerable than other intermediate bond and high income funds affected by the same events and conditions in the subprime and other markets in 2007.

39. As the subprime events unfolded in the fixed income markets in the summer of 2007, buyers of, including purported market makers for, these financial instruments disproportionately (compared with their peer funds) purchased by the Funds disappeared, as such securities became suspect even when the underlying collateral continued to pay principal and interest. This resulted in a greater supply of such securities than a demand for such securities which in turn caused the values of all similar types of such securities to drop dramatically, an entirely foreseeable event for securities that traded in thin markets or for which market quotations were not readily available, as was the case with a significant portion of the Funds' portfolio securities. In an open-end fund, such as the Funds, such drops in aggregate

asset values are immediately translated into losses in the Funds' net asset value per share because the per share price at which open-end funds buy and sell their shares is the value of the net assets of the fund—i.e., the value of assets minus liabilities—divided by the number of outstanding shares.

40. The Funds' extraordinary losses in share value were not caused by economic or market forces. The events experienced by the fixed income securities markets in 2007 affected all fixed income funds but had a far greater adverse effect on the Funds than on their intermediate and high income peers because the Funds' portfolios were significantly different than their respective peer funds. The Funds contained disproportionately large positions in the new untested structured financial instruments and other illiquid securities—i.e., securities for which market quotations were not readily available and, therefore, could be valued only by the use of fair value pricing procedures based on estimates of value that are inherently uncertain.

41. The disproportionate adverse effect of these events on the Funds could not reasonably have been foreseen or anticipated by persons investing in the Funds, in light of the Funds' disclosures and perception in the market place and their failure to disclose the extent to which their portfolios held securities uniquely vulnerable to these kinds of market events and the risks inherent in holding such large amounts of such securities. The disproportionate adverse effect of these events on the Funds could and should reasonably have been foreseen and anticipated by Defendants in view of the magnitude of illiquid securities in the Funds' portfolios and the recent history of similar events affecting niches of the fixed income securities markets and the SEC, industry and accounting guidance regarding the need for open-end funds to ensure they have liquid portfolios and the valuation difficulty/uncertainty attendant to thinly traded and illiquid securities.

42. During the Class Period, the Funds heavily invested in collateralized bond obligations ("CBOs"), collateralized loan obligations ("CLOs"), and collateralized mortgage obligations ("CMOs"), collectively sometimes referred to as "collateralized debt obligations" ("CDOs") or "structured financial instruments." These securities are usually only thinly traded—i.e., market quotations for these securities are not readily available—and, based on their characteristics, are illiquid. As a consequence, the values of these securities can only be estimated, which estimated valuations are inherently uncertain.

43. No other intermediate term or high-yield bond fund had invested as heavily in these structured financial instruments as did the two Morgan Keegan Funds. Indeed, on July 19, 2007, Bloomberg News quoted Jim Kelsoe, the senior portfolio manager of the two Funds, as having an "intoxication" with such securities. Bloomberg further reported that an analyst at Morningstar, Inc., the mutual fund research firm, noted that "[a] lot of mutual funds didn't own much of this stuff" and that the High Income Fund was "the one real big exception."

44. Thus, the extraordinary decline (as compared with other funds of their type) in the Funds' net asset value during the Class Period was caused by the illiquidity of the market for the Funds' securities whose values could only be estimated in the absence of readily available market quotations.

45. In sales materials dated June 30, 2007, the High Income Fund represented to existing and prospective shareholders that the Fund provides the "[p]otential for lower NAV volatility than typical high-yield funds."

46. In its sales materials dated June 30, 2007 and September 30, 2007, the High Income Fund represented to existing and prospective shareholders the following:

- "**Opportunity for High Current Income** . . . The relatively conservative credit posture of the Fund reflects our goal of higher yields without excessive credit risk."

- "**Broad Diversification** A unique advantage of the Select High Income Fund is its diversification across a wide variety of high-income debt and equity-linked securities. Not limited to high-yield corporate bonds, we invest in many types of mortgage-backed and asset-backed securities, as well as various types of convertible securities and income-producing stocks."

The September 30, 2007 sales materials omitted the representation described in preceding paragraph 45 above.

47. In its sales materials dated September 30, 2007, the Intermediate Fund represented to existing and prospective shareholders the following:

(a) "The Fund provides:

- "A higher level of current income than typical money market investments
- "A diversified portfolio of mostly investment-grade debt instruments, with some exposure to below-investment-grade assets."

(b) "**Concentrate on Value** Credit fundamentals and relative value drive the investment decisions. The Fund's focus is on "undervalued" and "out-of-favor" sectors and securities, which still have solid credit fundamentals. In addition to purchasing investment-grade securities to fulfill its investment objectives, the Fund may invest up to 35% of its assets in below-investment-grade debt securities. The portfolio seeks to maintain a balanced exposure across the investment-grade spectrum."

(c) "**Broad Diversification** The single best way to reduce the risk of any portfolio is through adequate diversification. The Intermediate portfolio is diversified not only with regard to issuer, but also industry, security type and maturity. Furthermore, the Select Intermediate Bond Fund does not invest in speculative derivatives."

THE FUNDS' PERFORMANCES COMPARED WITH THEIR RESPECTIVE PEERS

48. According to their sales materials dated September 30, 2007, the Funds' performances for the indicated periods through September 30, 2007 were as follows:

(a) Intermediate Fund:

Class of Shares	A	C	I	Average

Max Load/No Load	No	Max	No	Max	No	
Period ending						
Quarter	-19.96%	-21.56%	-20.05%	-20.85%	-19.91%	-20.47%
Six Months	-21.71%	-23.28%	-21.96%	-22.74%	-21.70%	-22.28%
One Year	-19.85%	-21.45%	-20.15%	-20.95%	-19.65%	-20.41%
Average Annualized Total Returns						
Three Years	-3.55%	-4.19%	-3.92%	-3.92%	-3.34%	-3.78%

(b) High Income Fund:

Class of Shares	A		C		I	Average
Max Load/No Load	No	Max	No	Max	No	
Period ending						
Quarter	-32.71%	-34.40%	-32.69%	-33.36%	-32.56%	-33.14%
Six Months	-34.56%	-36.19%	-34.62%	-35.27%	-34.37%	-35.00%
One Year	-32.96%	-34.63%	-33.19%	-33.85%	-32.68%	-33.46%
Average Annualized Total Returns						
Three Years	-6.69%	-7.48%	-7.14%	-7.14%	-6.45%	-6.98%

49. The Funds' respective performances, as compared with the performances of their peers for periods ended September 28, 2007, were magnitudes worse than all other comparable funds:

Period ending	Intermediate Fund*	All Intermediate Bond Funds	High Income Fund*	All High Income Funds
Quarter	-20.47%	2.20%	-33.14%	0
One Year	-20.41%	4.10%	-33.46%	7.00%

* Average of load and no load classes A, C and I from tables in preceding paragraph.

Source: Wall Street Journal, October 2, 2007, page R3.

50. As of October 31, 2007, the High Income Fund's year-to-date performance was almost six times worse than the next poorest performing high income fund, was 26 times worse than the median fund, and was 56 times worse than the best performing fund; for one year, the High Income Fund's performance was even worse when compared to its peers:

254 High Income Funds	Year to Date	One Year	Five Years
High Income Fund	-46.24%	-45.28%	-2.77%

All Other High Income Funds			
Lowest	-8.29%	-5.95%	--
Median	1.80%	3.75%	8.54%
Highest	10.71%	13.48%	14.14%

Source: http://personal.fidelity.com/research/funds/?bar=s (November 22, 2007).

51. The following table demonstrates that the High Income Fund was far worse than any of the other nine worst performing high income funds (of 254 such funds) for the year-to-date and one year periods:

	Load Adjusted Returns[1]		
Fund Name(all matching funds)	YTD	1 Yr	5 Yr
RMK Select High Income CL A (MKHIX)	-46.24%	-45.28%	-2.77%
Integrity High Income CL A (IHFAX)	-8.29%	-5.95%	--
Integrity High Income CL C (IHFCX)	-5.69%	-3.38%	--
UBS High Yield CL B (BNHBX)	-2.17%	-0.77%	9.70%
SunAmerica High Yield CL A (SHNAX)	-2.30%	-0.41%	13.89%
American Cent High Yld CL B (ACYBX)	-2.12%	-0.24%	--
Columbia Conservative High Yield CL B (CHGBX)	-1.97%	-0.18%	5.60%
Summit High Yield Bond CL A (SFHIX)	-1.86%	-0.14%	11.28%
Oppenheimer Champion Income CL B (OCHBX)	-2.25%	0.13%	9.79%
UBS High Yield CL A (BNHYX)	-1.18%	0.17%	9.81%

Source: http://personal.fidelity.com/research/funds/?bar=s (November 22, 2007).

52. As of October 31, 2007, the Intermediate Fund's year-to-date performance was almost six times worse than the next poorest performing high income fund, was 26 times worse than the median fund, and was 56 times worse than the best performing fund; for one year, the High Income Fund's performance was even worse when compared to its peers:

440 Intermediate Bond Funds	Year to Date	One Year	Five Years
Intermediate Fund*	-43.24		-5.88
All Other High Income Funds			
Lowest	-6.25%	-4.93%	--
Median	1.97%	2.90%	6.91%

Highest	9.44%	10.20%	11.02%

Source: http://personal.fidelity.com/research/funds/?bar=s (November 22, 2007), except regarding Intermediate Fund.

* The Morgan Keegan Intermediate Fund is not included in the Fidelity intermediate bond fund screen; the data for Intermediate Fund is as of November 21, 2007 and is from Morningstar.com: http://quicktake.morningstar.com/FundNet/Snapshot.aspx?Country=U.S.&pgid=hetopquote&Symbol=MKIBX

53. The following table demonstrates that the Intermediate Fund was far worse than any of the ten worst performing intermediate bond funds (of 440 such funds) for the year-to-date and one year periods:

Fund Name(all matching funds)	Load Adjusted Returns[1]		
	YTD	1 Yr	5 Yr
Intermediate Fund*	-43.24%		-5.88%
Principal Preferred Securities CL A (PPSAX)	-6.25%	-4.93%	--
SSgA Bond Market CL I (SSBMX)	-3.63%	-3.13%	2.33%
Columbia Income CL B (CIOBX)	-3.60%	-2.93%	4.80%
JP Morgan Bond CL B (JBDBX)	-3.58%	-3.17%	2.98%
SSgA Intermediate (SSINX)	-3.57%	-3.21%	1.83%
SSgA Bond Market CL R (SBMRX)	-3.53%	-3.23%	--
Security Diversified Income CL B (SUGBX)	-3.36%	-2.73%	1.99%
AIM Income CL B (ABIFX)	-3.23%	-3.04%	4.74%
Phoenix Insight Bond CL A (HTBZX)	-3.01%	-2.14%	2.40%
Hartford Income CL B (HTIBX)	-2.96%	-1.91%	4.52%

Source: http://personal.fidelity.com/research/funds/?bar=s (November 22, 2007).

*The Morgan Keegan Intermediate Fund is not included in the Fidelity intermediate bond fund screen; the data is from Morningstar.com, whose website is identified in the preceding paragraph.

54. The following chart demonstrates the Intermediate Fund's performance in terms of the growth of $10,000, as compared with a bond index and with all intermediate bond funds:


18.0
16.0
14.0
12.0
10.0
9.0

Orange (bottom) line: Lehman Brothers Aggregate Bond Total Return Index

Green (middle) line: Intermediate-Term Bond fund category.

Source: http://quicktake.morningstar.com/FundNet/TotalReturns.aspx?Country=USA& Symbol=MKIBX

55. The following chart demonstrates the High Income Fund's performance in terms of the growth of $10,000, as compared with a bond index and with all high-yield bond funds:


27.0
22.0
18.0
14.0
10.0
8.0

Orange (bottom) line: Lehman Brothers Aggregate Bond Total Return Index

Green (middle) line: High-Yield Bond fund category.

Source: http://quicktake.morningstar.com/FundNet/TotalReturns.aspx?Country=USA& Symbol=MKHIX

THE FUNDS DID NOT LIMIT THEIR INVESTMENTS IN ILLIQUID SECURITIES, AS THEY SAID THEY WOULD

56. The SEC guidelines provide that open-end registered investment companies not invest more than 15% of their portfolios in illiquid securities, guidance that the investment company industry interprets as an SEC requirement: "SEC policies require,

however, that no more than 15% of a mutual fund's net assets be illiquid (10% for money markets)." Investment Company Institute: Valuation and Liquidity Issues for Mutual Funds, February 1997 p. 41

57. As disclosed in their Statement of Additional Information ("SAI"), during the Class Period, the Funds were subject to a non-fundamental investment restriction prohibiting the Funds from purchasing "any security if, as a result, more than 15% of its net assets would be invested in securities that are illiquid because they are subject to legal or contractual restrictions on resale or because they cannot be sold or disposed of in the ordinary course of business at approximately the prices at which they are valued." With respect to this limitation, "if through a change in values, net assets, or other circumstances, a fund were in a position where more than 15% of its net assets was invested in illiquid securities, it would consider appropriate steps to protect liquidity."

58. A "non-fundamental" investment restriction is one that can be changed without shareholder approval but cannot be implemented without disclosing the change. A violation of a "fundamental" investment restriction is a violation of section 13 of the ICA. The Funds' adviser and directors can choose whether an investment restriction is "fundamental" or "non-fundamental."

59. The Funds did not disclose in their prospectus that they would invest more than 15% of their respective portfolios in illiquid securities; nor did they disclose that they did, or would, do so in contravention of the SEC's guidance or that they were prohibited from doing so by the "non-fundamental" investment restriction imposed on the Funds by the Funds' directors in compliance with what the investment company industry interprets as an SEC requirement.

60. This restriction could be changed without shareholder approval but any such change could not be implemented until disclosed. The restriction was not changed and was in effect during the entire Class Period.

61. Illiquid securities are those that "cannot be sold or disposed of in the ordinary course of business at approximately the prices at which they are valued." SAI p. 6.

62. Defendants acknowledged that factors to be taken into account in determining liquidity include:

(a) frequency of trades or quotes,

(b) number of dealers willing to purchase or sell the instrument and the number of other potential purchases,

(c) whether those dealers have undertaken to make a market in the instrument, and

(d) nature of security (e.g., uniqueness) and the nature of the marketplace in which the instrument trades, including the time needed to dispose of the security, the method of soliciting offers, and the mechanics of transfer.

Funds' Statement of Additional Information pp 29-30.

63. Securities for which market quotations are not readily available are illiquid securities.

64. Fair-valued securities are those for which market quotations are not readily available. Fair valued securities are those that have not traded in significant volume for a substantial period. Fair valued securities are illiquid securities.

65. Illiquid securities must be fair valued.

66. Fair valued securities are thinly traded.

67. Thinly traded securities must be fair valued.

68. The SEC requires that open-end investment companies state the percentage of illiquid investments.

69. Securities that have not traded in significant volume for a substantial period are illiquid securities.

70. During the Class Period, many, if not most or all, of the structured financial instruments in which the Funds invested, did not regularly trade or were thinly traded. Such securities were, at the time they were purchased by the Funds and during the time they were held by the Funds, illiquid. Accordingly, the investments by the Funds in illiquid securities substantially exceeded 15% of their respective net assets, as a result of purchases by the Funds in violation of the Funds' own non-fundamental investment restriction and SEC guidance.

71. Neither Fund disclosed in their common prospectus that the Funds were exposed to liquidity risk: the risk that the Funds' exotic, new, untested structured securities traded in a thin market and were at risk of suddenly becoming unsalable at the prices at which they were being carried on the Funds' records because the small number of market makers might disappear, leaving the Funds with no one to buy their securities when they wanted to sell them.

72. The following table shows that, during the Class Period, the Funds held substantial amounts of securities that were fair valued (designated in the Funds' respective lists of portfolio investments in the 2007 annual report with an "(e)") and/or restricted (designated in the Funds' respective lists of portfolio investments in the June 30, 2006 and June 30, 2007 annual and December 31, 2006 semi-annual reports with an "(a)") and were, therefore, illiquid securities:

	Intermediate Fund (000,000s)			High Income Fund (000,000s)		
June 30, 2007	# secu-rities	$	% based on $ amount	# secu-rities	$	% based on $ amount
Total Investments	181	$1021	100.0	312	$1046	100.0
Fair valued	98	$ 515	50.4	172	$ 626	59.8
Restricted	101	$ 611	59.8	152	$ 616	58.9
Both	72	$ 425	41.6	123	$ 473	45.2
December 31, 2006						
Total Investments	151	$914	100.0	300	$1243	100.0
Fair valued	NA	NA	NA	NA	NA	NA
Restricted	81	$512	56.0	132	$ 644	51.8
Both	NA	NA	NA	NA	NA	NA
June 30, 2006						
Total Investments	135	$673.7	100.0	183	$1193	100.0
Fair valued	NA	NA	NA	NA	NA	NA
Restricted	79	$382.3	56.7	100	$ 564	47.3
Both	NA	NA	NA	NA	NA	NA
December 31, 2005						
Total Investments						
Fair valued	NA	NA	NA	NA	NA	NA
Restricted						
Both	NA	NA	NA	NA	NA	NA
June 30, 2005						
Total Investments						
Fair valued	NA	NA	NA	NA	NA	NA
Restricted						
Both	NA	NA	NA	NA	NA	NA
December 31, 2004						
Total Investments						
Fair valued	NA	NA	NA	NA	NA	NA
Restricted						
Both	NA	NA	NA	NA	NA	NA
June 30, 2004						
Total Investments						
Fair valued	NA	NA	NA	NA	NA	NA
Restricted						
Both	NA	NA	NA	NA	NA	NA

73. From the table in the preceding paragraph, most of the fair-valued securities were also restricted and most of the restricted securities were also fair-valued.

74. The Funds disclosed on October 3, 2007 that, as of June 30, 2006, and June 30, 2007, the Funds held securities that were fair valued and were, therefore, illiquid securities, as follows:

(a) Intermediate Fund: 55.8% of its investment securities were fair valued at June 30, 2006, and 50.4% at June 30, 2007.

(b) High Income Fund: 49.5% of its investment securities were fair valued at June 30, 2006, and 59.7% at June 30, 2007.

75. During the Class Period, a material percentage of each Fund's portfolio was invested in securities "subject to legal or contractual restrictions on resale."

76. During its fiscal year 2006, the Intermediate Fund had net purchases of fair valued securities of $184 million.

77. During its fiscal year 2006, the High Income Fund had net purchases of fair valued securities of $107 million.

78. Based on the foregoing, the Funds purchased illiquid securities when more than 15% of the Funds' respective portfolios were illiquid, thus violating the Funds' own investment restriction that prohibited the Funds from making investments in illiquid securities in excess of 15% of the Funds' respective net assets.

79. The Funds' management knew, or should have known, of the illiquid nature of the high-yield corporate bonds that dominated the Funds' portfolios. AICPA Statement of Position ("SOP") 93-1, which provides guidance to auditors on financial accounting and reporting by registered investment companies for high-yield and exotic securities of the types in which the Funds invested, says the following about the liquidity of such securities:

(a) The market for such securities "may not always be liquid."

(b) "The market risk is often heightened by the absence of centralized high-yield bond exchanges and relatively thin trading markets, which make it more difficult to liquidate holdings quickly and increases the volatility of the market price."

(c) "Market-value risk for holders of high-yield debt securities is compounded by the relatively thin trading market in such securities, which increases price volatility and makes it difficult to liquidate holdings efficiently at any specific time. Determination of market prices is difficult given the illiquid or sometimes nonexistent trading market."

80. Recognizing the need to maintain "liquidity and flexibility" as a "defensive tactic" in "unusual market conditions," the Intermediate Fund disclosed that it would invest in investment-grade short-term securities. Contrary to this representation, the Intermediate Fund failed to invest in sufficient amounts of liquid investment-grade short-term securities to maintain the Fund's requisite liquidity but instead excessively invested in illiquid securities.

THE FUNDS' UNCERTAIN NET ASSET VALUE

81. Investment companies such as the Funds report their investment securities at value, which is defined as the quoted market price for securities for which market quotations are readily available. If market quotations are not readily available (where the fund is permitted to invest in securities for which market quotations are not readily available), they report an estimate of value (fair value) as determined in good faith by the board of directors.

82. The Funds repeatedly stated that they adhered to this practice. For example, in their June 30, 2006 annual report to shareholders and again in their December 31, 2006

semi-annual report to shareholders, in the footnotes to the financial statements, the Funds disclosed the following accounting policy:

> . . . Long-term debt securities, including U. S. government securities, listed corporate bonds, other fixed income and asset-backed securities, and unlisted securities and private placement securities, are generally valued at the latest price furnished by an independent pricing service or primary market dealer. . . . Investments for which market quotations are not readily available, or available quotations which appear to not accurately reflect the current value of an investment, are valued at fair value as determined in good faith by the Adviser's Valuation Committee using procedures established by and under the direction of the Company's Board of Directors. The values assigned to fair valued investments are based on available information and do not necessarily represent amounts that might ultimately be realized, since such amounts depend on future developments inherent in long-term investments. Further, because of the inherent uncertainty of valuation, those estimated values may differ significantly from the values that would have been used had a ready market for the investments existed, and the differences could be material.

83. Buried deep in their common prospectus, the Funds said:

> . . . Long-term debt securities, including U.S. government securities, listed corporate bonds, other fixed income and asset-backed securities, and unlisted securities and private placement securities, are generally valued at the latest price furnished by an independent pricing service or primary market dealer. . . .
>
> When price quotations for certain securities are not readily available or if the available quotations are not believed to be reflective of market value, those securities shall be valued at "fair value" as determined in good faith by the Adviser's Valuation Committee. Such determinations shall be made in accordance with procedures approved by the fund's Board. A fund may use the fair value of a security to calculate its NAV when, for example, . . . (3) a portfolio security is not traded in significant volume for a substantial period, or (4) the Adviser determines that the quotation or price for a portfolio security provided by a dealer or independent pricing services is inaccurate.

Funds' prospectus, dated November 3, 2006, page 40.

84. Because Morgan Management was unable to determine the values of a large portion of the Funds' securities, the Funds were unable to file and issue their annual report for their fiscal year ended June 30, 2007 by the required filing date of August 31, 2007.

85. Reuters reported on September 17, 2007, that the Funds could not file their annual reports for their fiscal year ended June 30, 2007, because their assets had been difficult to price due to the subprime mortgage crisis.

86. Because Morgan Management was unable to value a large portion of the Funds' portfolio, it engaged an "independent valuation consultant to assist in determining the fair value of certain of the Fund's portfolio securities."

87. In a prospectus supplement filed with the SEC by the Funds on August 13, 2007, the Funds disclosed the following:

> ***Liquidity and Valuation of Portfolio Securities.***
>
> Recent instability in the markets for fixed income securities, particularly mortgagebacked and asset-backed securities, has affected the liquidity of the Fund's portfolio. In addition, the Fund has experienced significant net redemptions of its shares. It is uncertain how long and to what extent these conditions will continue.
>
> Under current market conditions, many of the Fund's portfolio securities may be difficult to sell at a fair price when necessary to pay for redemptions from the Fund and for other purposes. This illiquidity of portfolio securities may result in the Fund incurring greater losses on the sale of some portfolio securities than under more stable market conditions. Such losses can adversely impact the Fund's net asset value per share. The Adviser and its affiliates may periodically purchase shares of the Fund or take other steps to provide liquidity but are not required to do so. Moreover, there is no assurance that these measures would be sufficient to avoid adverse impact on the Fund.
>
> The current market instability has also made it more difficult to obtain realistic values for the Fund's portfolio securities based on market quotations. In the absence of reliable market quotations, portfolio securities are valued by the Adviser at their "fair value" under procedures

> established and monitored by the Fund's Board of Directors. Fair valuation procedures are currently being used to value a substantial portion of the assets of the Fund. The "fair value" of securities may be difficult to determine and thus judgment plays a greater role in this valuation process. In light of the market instability and the complexity of fair value judgments, the Board of Directors has retained an independent valuation consultant to assist in determining the fair value of certain of the Fund's portfolio securities. For more information on fair valuation, consult the Prospectus section entitled "Account Policies – Calculating Share Price."

88. By letter to the Funds' shareholders on August 10, 2007, Defendant Kelsoe, the Funds' manager, stated the following:

> So why is this happening, and what is the impact on our closed end and open end funds? In my opinion, the de-leveraging, or sell-off of securities, by hedge funds and other financial institutions has created an excessive supply of all types of fixed income securities. This oversupply has pressured the balance sheets of all of Wall Street such that bid/offer spreads have widened and liquidity has dramatically declined over the last 30 to 60 days. Not only is supply higher than demand, but it exceeds the capacity to take these fixed income securities. Additionally, the rating agencies' sudden and drastic actions in downgrading securities have exacerbated these problems by triggering covenant violations and margin calls and creating even more supply in a very thin market.
>
> Just this week, we've learned that a number of mortgage companies are having major problems, including American Home Mortgage, C-Bass, Luminent Mortgage and, most recently, Home Bank. These are not subprime lenders, but they are still finding it difficult to get financing to originate loans. Their problems have a direct or indirect impact on the market for all mortgage securities due to their size in the loan origination and servicing arenas.
>
> At the annual shareholder meeting for our closed end funds just four weeks ago, we talked about the distinction between Net Asset Value (NAV) and market value. At that time, market values on all the funds had dropped to be more in line with the underlying NAV, or market value of the securities held in the portfolio. In the past few weeks there has been more volatility and downward pressure on the NAVs as a result of the difficulties in valu-

> ing these securities. Unlike stocks that trade openly on exchanges and whose value can easily be determined at any point of the day, mortgage-related securities and CDOs trade via individual bids and offers made on trading desks across Wall Street. As I mentioned earlier, the spreads between bid and offer prices continue to widen.
>
> The lower valuations are no longer just showing up in the sub-prime mortgage securities as we have seen the pressure move further up the credit ladder to impact even AAA-rated bonds. Every fixed income security is subject to being devalued in this market, without regard to credit quality. Even bonds which continue to meet their payment schedules are under pricing pressure now. Commercial and corporate credit are feeling the crunch, and it is even beginning to touch stock values. As has been our practice with regard to the dividend, we will provide information to our board in the coming weeks in regard to the income expectations of the portfolios for the next few months.

89. By letter to the Funds' shareholders on November 7, 2007, Defendant Kelsoe, the Funds' manager, stated the following:

> Certainly some sectors have been more affected than others; one example in the headlines are CDO's. A key component that drives CDO pricing is the likelihood that future cash flows will continue to be received by various credit layers of the CDO in a timely manner. Certain events, such as downgrades, can cause a CDO manager or trustee to view the likelihood of cash flows to be lower than previously expected. This potential loss of cash flow to the lower-rated tranches will obviously be a catalyst for weaker prices of the bonds from these tranches. And when these events take place in an already illiquid market, such as the current one, the downward pressure on market pricing is considerably magnified.
>
> With all this as a backdrop, our portfolios have been pressured across the board. Many of our holdings are in the form of structured finance created with real-estate related securities as collateral; other areas of structured finance categories include corporate bonds and loans, equipment leases and commercial real estate. Even the asset classes that are performing well have been severely devalued due to the CDO packaging. We have no crystal ball of what the future holds but continue to diligently manage the portfolios in the difficult environment.

In an effort to publish information beneficial to our shareholders in this uncertain time below we have provided information to general questions related to the funds:

What exactly do you invest in?

Our investment objectives are clearly stated in the prospectus of each fund, but in general, we have always invested a large portion of our portfolios in "structured finance" fixed income securities. Without going into great detail explaining structured finance, it is a fair assumption to say the weakness in the portfolios relates to this area of investment. A large portion of structured finance securities are created with mortgage-related securities as the underlying collateral. In the current market, uncertainty regarding real estate has caused these securities to decline in value. To compound the problem the secondary market in which these securities trade has become very illiquid. The primary market makers in this space had been the large "wire house" broker/dealers. In the current environment the dealers are long (own) enormous amounts of these deals that they are still trying to sell. Suffice it to say, the main participants in the secondary market are all sellers at this point.

The net asset values of the funds appear to decline everyday. Can you explain?

Part of the explanation is in our answer above. The worries regarding the real estate market are weighing on the perceived value of the securities we hold. The illiquidity of the secondary market for many of the securities we hold also is a contributing factor to the declining net asset value. Like all financial markets there must be a buyer for every seller. In the current market, many of the normal dealers (many have been in the news taking write-downs on their balance sheets) that typically provide the trading liquidity of these securities are no longer providing such liquidity. In many cases where there is no trading activity, bonds fall into a vacuum and are valued based on models projecting future cash flows. There are no optimistic projections at this time!

90. The Funds' portfolio manager attributes the Funds' losses primarily to its investments in structured financial instruments when market sentiment for these securities turned negative and everyone was trying to sell these securities at the same time. Funds' 2007 annual report pp. 15, 33.

91. The market dislocations to which Kelsoe and Morgan Management attribute the dramatic decline in the Funds' NAVs in the summer of 2007 had not occurred in 2006.

92. Defendants disclosed in the Funds' November 3, 2006 common prospectus the specifics relating to the fair valuation process, disclosing just how judgmental, subjective, and vague are the estimated values derived from the fair value pricing process:

> Among the more specific factors that are considered by the Valuation Committee in determining the fair value of a security are: (1) type of security; (2) financial statements of the issuer; (3) cost at date of purchase (generally used for initial valuation); (4) for restricted securities, the discount from market value of unrestricted securities of the same class at the time of purchase; (5) the existence of a shelf registration for restricted securities; (6) information as to any transactions or offers with respect to the security; (7) special reports prepared by analysts; (8) the existence of merger proposals, tender offers or similar events affecting the security; (9) the price and extent of public trading in similar securities of the issuer or comparable companies; (10) the fundamental analytical data relating to the investment; (11) the nature and duration of restrictions on disposition of the securities; and (12) evaluation of the forces which influence the market in which these securities are purchased and sold.

93. In valuing the Funds' thinly traded securities, or securities for which no market quotations were readily available, those securities' lack of a liquid market and committed market makers, *inter alia*, should have been taken into account in valuing the Funds' portfolios.

94. During the Class Period, most if not all of the high-yield and structured securities purchased by the Funds were not traded on organized exchanges, and the terms of such securities were not standardized.

95. Throughout the Class Period, multiple market quotations (quotations based on actual sale/purchase transactions in the market for such securities) were not readily available

for most if not all of the high-yield and structured securities purchased by the Funds during the Class Period.

96. SOP 93-1 provides guidance to auditors of investment company financial statements on financial reporting by investment companies for high-yield debt securities held by them as investments.

97. The high-yield and structured securities held by the Funds were, at all times during the Class Period, "high-yield debt securities" within the meaning of SOP 93-1.

98. The market risk of the high-yield and structured securities in which the Funds invested is often heightened by the absence of centralized high-yield bond exchanges and relatively thin trading markets, which make it difficult to liquidate holdings quickly and efficiently at any specific time and increase the volatility of the market price. There is generally no centralized or regulated procedure for pricing the high-yield and structured securities in which the Funds invested. Determination of market prices is difficult given the illiquid or sometimes nonexistent trading market.

99. Because multiple market quotations were not readily available on most, if not all, days during the Class Period for most, if not all, of the high-yield and structured securities in which the Funds invested during the Class Period, the values of such securities were required to be estimated in good faith. Such good faith security value estimates present unique reporting problems.

100. Securities should be stated in financial statements at amounts that represent what could have been realized on a current sale. In the absence of bona fide offers to buy, those amounts are generally not determinable for securities that do not have readily ascertainable market values. The fair valuation procedures that funds' boards of directors are

required to employ in such circumstances are designed to approximate the values that would have been established by market forces and are therefore subject to uncertainties.

101. The prices provided by the pricing service used by the Funds during the Class Period were estimates of value and were therefore subject to uncertainties.

102. Because of the Funds' uncertain net asset value and because of the unavailability of market quotations for the high-yield and structured securities held by the Funds, the Funds' published net asset value during the Class Period was materially misstated because of the failure to disclose the uncertainty thereof and the failure to disclose the materiality of such uncertainty by disclosing the significant proportion of the Funds' respective portfolios subject to such uncertainty.

103. The Funds' board of directors was required to satisfy itself that all relevant factors were considered in valuing the Funds' portfolio securities during the Class Period and that the method used to estimate value was acceptable. The Funds' board of directors did not satisfy itself either that all relevant factors were considered in valuing the Funds' portfolio securities or that the method used to estimate value was acceptable.

THE FUNDS DID NOT LIMIT THEIR INVESTMENTS IN A SINGLE INDUSTRY, AS THEY SAID THEY WOULD

104. The High Income Fund disclosed that Morgan Management, in managing the High Income Fund's portfolio, would "employ an active management approach that will emphasize the flexibility to allocate assets across a wide range of asset classes and thereby provide the advantages of a widely diversified high income portfolio. . . . In addition to the traditional below investment grade corporate market, the Adviser will strategically utilize asset-backed securities, mortgage-backed securities and other structured finance vehicles as well as convertible securities, preferred stock and other equity securities. The Adviser believes that the opportunity to acquire a diverse set of assets will contribute to higher total

returns and a **more stable net asset value** for the fund than would result from investing in a single sector of the debt market such as below investment grade corporate bonds. . . ." (emphasis supplied).

105. Recognizing the need to maintain "liquidity and flexibility" as a "defensive tactic" in "unusual market conditions," the Intermediate Fund disclosed that it would invest in investment-grade short-term securities.

106. Neither Fund disclosed in their common prospectus that the Funds were exposed to concentration risk: the risk that a heavy concentration in a sector or in a type of fixed income security may result in a loss if that sector or type of security goes out of favor due to market sentiment or economic conditions, particularly if those securities trade in a thin market.

107. Neither Fund disclosed in their common prospectus that the Funds were exposed to liquidity risk: the risk that the Funds' exotic, new, untested structured securities traded in a thin market and were at risk of suddenly becoming unsalable because the small number of market makers might disappear, leaving the Funds with no one to buy their securities when they want to sell them.

108. The Funds did not disclose in their common prospectus that they were subject to a "fundamental" investment restriction that prohibited them from investing more than 25% of the Fund's total assets in the same industry. The Funds represented in their SAI that they "may not . . . [p]urchase the securities of any issuer (other than securities issued or guaranteed by the U.S. Government or any of its agencies or instrumentalities) if, as a result, 25% or more of the fund's total assets would be invested in the securities of companies whose principal business activities are in the same industry."

109. A "fundamental" investment restriction is one that cannot be changed without shareholder approval. A violation of a "fundamental" investment restriction is a violation of section 13 of the ICA.

110. The Funds violated the investment restriction against investing more than 25% in the same industry by investing more than 25% of total assets in securities comprised of companies that are engaged in the mortgage loan industry, securities that are derivatives or packages of mortgage loans, and other securities dependent upon or related to the mortgage loan industry. For example, Bloomberg reports that, as of June 30, 2007, the asset allocation of the High Income Fund was as follows:

- Government securities 0.00%
- Corporate bonds 25.09%
- Mortgages 52.32%
- Preferred stock 5.91%
- Municipal bonds 0.01%
- Equity 11.57%
- Cash and other 5.09%

111. The Funds violated the investment restriction against investing more than 25% in the same industry by investing more than 25% of total assets in securities comprised of companies that are engaged in the mortgage loan industry, securities that are derivatives or packages of mortgage loans, and other securities dependent upon or related to the mortgage loan industry. For example, Bloomberg reports that, as of June 30, 2007, the asset allocation of the Intermediate Fund was as follows:

- Government securities 0.11%
- Corporate bonds 41.65%
- Mortgages 54.71%

- Preferred stock 2.67%
- Municipal bonds 0.00%
- Equity 0.00%
- Cash and other 0.87%

112. In addition to impermissible industry concentration, the Funds' also suffered from an undisclosed concentration of credit risk in that the Funds' portfolios were heavily invested in structured financial instruments and in a single industry, which risk required financial statement disclosure under generally accepted accounting principles.

WHAT CAUSED THE FUNDS' EXTRAORDINARY LOSSES

113. The extraordinary declines in the Fund's respective net asset values, and the accompanying losses suffered by Plaintiffs and Class members, occurred because:

(a) The Fund's assets were invested in violation of restrictions on the amount of illiquid securities in which the Fund was permitted to invest;

(b) The Funds were not properly valuing their portfolio securities to take into account all relevant factors, including but not limited to the nature of the markets for such securities and the uncertainty inherent in the estimated values of such securities;

(c) The valuations of the high-yield and structured securities in which the Fund invested were uncertain and such uncertainty was not disclosed to existing or prospective shareholders;

(d) The Funds were heavily invested in illiquid or thinly traded high-yield and structured securities in concentrations exceeding what comparable funds held;

(e) The Funds' investments exceeded the 25% limit on investments in a single industry;

(f) The Funds' portfolios were exposed to concentrations of credit risk because of their heavy investments in CDOs; and

(g) The structured financial instruments in which the Funds were substantially invested are relatively new instruments whose performance in adverse market conditions had not been tested.

114. If the Intermediate Fund (i) had pursued its investment objective of investing in intermediate maturity, investment grade bonds, (ii) had adhered to its disclosed investment restrictions on illiquid securities and investments in a single industry, (iii) had properly disclosed the uncertainty inherent in the estimated values of its portfolio securities and properly priced its portfolio securities to take into account such uncertainty, and/or (iv) had properly diversified its credit risk to avoid a risky concentration, the Fund's net asset value would not have plummeted as it did, and the Funds' shareholders would not have incurred the extraordinary losses they did incur.

115. If the High Income Fund (i) had adhered to its disclosed investment restrictions on illiquid securities and investments in a single industry, (ii) had properly disclosed the uncertainty inherent in the estimated values of its portfolio securities and properly priced its portfolio securities to take into account such uncertainty, and/or (iii) had properly diversified its credit risk to avoid a risky concentration, the Fund's net asset value would not have plummeted as it did, and the Funds' shareholders would not have incurred the losses they did incur.

116. If all of the Funds' shareholders had sought to redeem their shares in the respective Funds on or after October 3, 2007, they would not have received the published net asset value for that date or the NAV on the next date. Mass redemptions would have forced the mass liquidation of the Funds' respective portfolios, forcing the Funds to sell

portfolio securities at "fire sale prices" in a market that did not provide sufficient liquidity to allow all such securities to be sold at the prices at which they were carried by the Fund on said date.

DEFENDANTS' MISREPRESENTATIONS AND OMISSIONS

117. In connection with the offer and sale of the High Income Fund's shares during the Class Period, the Defendants made the following representations in the Fund's registration statements or amendments thereto, including prospectuses and statements of additional information, and in annual and semi-annual reports and other documents filed with the SEC during the Class Period and in sales materials:

(a) The High Income Fund provided the potential for high current income from a broad range of asset classes;

(b) The High Income Fund provided diversification across multiple fixed income asset classes;

(c) The High Income Fund provided the potential for lower NAV volatility than typical high-yield funds;

(d) The High Income Fund's "relatively conservative credit posture . . . reflects our goal of higher yields without excessive credit risk";

(e) The High Income Fund would not invest solely in below-investment grade securities but would "strategically utilize asset-backed securities, mortgage-backed securities and other structured finance vehicles;"

(f) The High Income Fund's ability to "acquire a diverse set of assets will contribute to higher total returns and a more stable net asset value for the fund than would result from investing in a single sector of the debt market such as below investment grade corporate bonds;"

(g) The High Income Fund would not purchase any security if , after the purchase thereof, more than 15% of the Fund's portfolio consisted of illiquid securities;

(h) The Fund could not invest more than 25% of its net worth in a single industry.

118. The representations and disclosures in the preceding paragraph were false or misleading in that they painted a false picture of the High Income Fund as a fund whose net asset value was subject to only limited fluctuation and for failing to disclose the following:

(a) The broad range of asset classes included a heavy concentration in relatively new structured financial instruments that were untested in adverse market conditions;

(b) The "multiple fixed income asset classes" included a extraordinary concentration in relatively new structured financial instruments that were untested in adverse market conditions;

(c) Contrary to the disclosed representation that the Fund provided the potential for lower NAV volatility than typical high-yield funds, the High Income Fund's heavy concentration in relatively new untested structured financial instruments meant that the Fund provided the undisclosed potential of extraordinarily higher NAV volatility than typical high-yield funds;

(d) The High Income Fund's heavy concentration in relatively new untested thinly traded (i.e., illiquid) structured financial instruments meant that the Fund's purported "relatively conservative credit posture" and purported absence of "excessive credit risk" did not protect the Fund's shareholders from the concealed risk embedded in the Fund's portfolio of catastrophic losses as a result of its investments in such instruments;

(e) The disclosed High Income Fund's "strategic use" of asset-backed securities, mortgage-backed securities and other structured finance vehicles to supplement its investments in below-investment grade securities resulted in an undisclosed extraordinarily heavy concentration in thinly traded illiquid securities whose estimated values were highly uncertain;

(f) The disclosed High Income Fund's "strategic use" of asset-backed securities, mortgage-backed securities and other structured finance vehicles to supplement its investments in below-investment grade securities resulted in an undisclosed extraordinarily heavy concentration of credit risk;

(g) The disclosed High Income Fund's ability to "acquire a diverse set of assets [that] will contribute to higher total returns and a more stable net asset value for the fund than would result from investing in a single sector of the debt market such as below investment grade corporate bonds" did not, in fact, contribute to a more stable net asset value but to an unconcealed potential highly unstable net asset value as a result of the Fund's extraordinarily heavy concentration in thinly traded structured financial instruments;

(h) The High Income Fund purchased illiquid securities where, after the purchase thereof, more than 15% of the Fund's portfolio consisted of illiquid securities.

(i) The Fund could not invest more than 25% of its net worth in a single industry.

119. In connection with the offer and sale of the Intermediate Fund's shares, during the Class Period, the Defendants made the following representations in the Fund's registration statements or amendments thereto, including prospectuses and statements of additional information and in annual and semi-annual reports and other documents filed with the SEC during the Class Period and in sales materials:

(a) The Intermediate Fund would invest primarily in intermediate maturity, investment grade bonds;

(b) For liquidity and flexibility, the Intermediate Fund may invest in investment grade, short-term securities;

(c) The Intermediate Fund provides a higher level of current income than typical money market investments;

(d) The Intermediate Fund provides a diversified portfolio of mostly investment-grade debt instruments, with some exposure to below-investment-grade assets;

(e) The Intermediate Fund focuses on "undervalued" and "out-of-favor" sectors and securities, "which still have solid credit fundamentals;"

(f) Because "the single best way to reduce the risk of any portfolio is through adequate diversification," the Intermediate Fund's "portfolio is diversified not only with regard to issuer, but also industry, security type and maturity."

(g) The Intermediate Fund "does not invest in speculative derivatives;"

(h) As a fixed income fund, the Intermediate Fund offered "Consistent, Periodic Income through a monthly distribution of interest payments. . . . [allowing] investors to more accurately plan investment cash flows and provides steady income to those who need it," recognizing the importance of income to investors in the Intermediate Fund;

(i) The Intermediate Fund would not purchase any security if, after the purchase thereof, more than 15% of the Fund's portfolio consisted of illiquid securities.

(j) The Intermediate Fund could not invest more than 25% of its net worth in a single industry.

120. The representations and disclosures in the preceding paragraph were false and misleading in that they painted a false picture of the Intermediate Fund as a fund whose net asset value was subject to only limited fluctuation and for failing to disclose the following:

(a) While the Intermediate Fund did invest primarily in intermediate maturity, investment grade bonds, it invested heavily in structured financial instruments that held risks that were not disclosed, including but not limited to liquidity and valuation risks;

(b) The Intermediate Fund did not invest in investment grade, short-term securities to maintain the Fund's liquidity and flexibility, or failed to do so in amounts prudent but instead heavily invested in illiquid securities;

(c) Regarding the representation that the Intermediate Fund provides a higher level of current income than typical money market investments, Defendants inferred that the Intermediate Fund provided safety that was comparable to that of a money market fund while failing to disclose the risks embedded in a portfolio heavily invested in illiquid securities of uncertain valuation that had not been tested in adverse market conditions;

(d) Regarding the representation that the Intermediate Fund provides a diversified portfolio of mostly investment-grade debt instruments, with some exposure to below-investment-grade assets, Defendants failed to disclose the risks embedded in a portfolio heavily invested in illiquid securities of uncertain valuation that had not been tested in adverse market conditions:

(e) Regarding the representation that the Intermediate Fund focuses on "undervalued" and "out-of-favor" sectors and securities, "which still have solid credit fundamentals." Defendants failed to disclose the risks embedded in a portfolio heavily invested in illiquid securities of uncertain valuation that had not been tested in adverse market conditions;

(f) Regarding the representation that the Intermediate Fund's "portfolio is diversified not only with regard to issuer, but also industry, security type and maturity," Defendants failed to disclose the risks embedded in a portfolio heavily invested in illiquid securities of uncertain valuation that had not been tested in adverse market conditions;

(g) Regarding the representation that the Intermediate Fund's "portfolio is diversified not only with regard to issuer, but also industry, security type and maturity," Defendants failed to disclose the extraordinarily heavy concentration of credit risk;

(h) Regarding the representation that the Intermediate Fund "does not invest in speculative derivatives," Defendants failed to disclose the risks embedded in a portfolio heavily invested in illiquid securities of uncertain valuation that had not been tested in adverse market conditions;

(i) Regarding their recognition that investors in the Intermediate Fund are fixed income investors who would rely on the Fund for income, Defendants failed to disclose the risks embedded in a portfolio heavily invested in illiquid securities of uncertain valuation that had not been tested in adverse market conditions;

(j) Regarding the representation that the Intermediate Fund would not purchase any security if, after the purchase thereof, more than 15% of the Fund's portfolio consisted of illiquid securities, the Fund failed to adhere to this limitation.

(k) Regarding the representation that the Intermediate Fund could not invest more than 25% of its net assets in a single industry, the Fund failed to adhere to this limitation.

121. Both Funds disclosed in their prospectus:

> . . . Long-term debt securities, including U.S. government securities, listed corporate bonds, other fixed income and asset-backed securities, and unlisted securities and private placement securities, are generally valued at the latest price furnished by an independent pricing service or primary market dealer. Short-term debt securities with remaining maturities of more than sixty days for which market quotations are readily available shall be valued by an independent pricing service or primary market dealer. Short-term debt securities with remaining maturities of sixty days or less shall be valued at cost with interest accrued or discount accreted to the date of maturity, unless such valuation, in the judgment of the Ad-

viser, does not represent market value. Investments in open-end registered investment companies are valued at net asset value as described in those investment companies' prospectuses.

When price quotations for certain securities are not readily available or if the available quotations are not believed to be reflective of market value, those securities shall be valued at "fair value" as determined in good faith by the Adviser's Valuation Committee. Such determinations shall be made in accordance with procedures approved by the fund's Board. A fund may use the fair value of a security to calculate its NAV when, for example, (1) a portfolio security is not traded in a public market or the principal market in which the security trades is closed, (2) trading in a portfolio security is suspended and not resumed prior to the normal market close, (3) a portfolio security is not traded in significant volume for a substantial period, or (4) the Adviser determines that the quotation or price for a portfolio security provided by a dealer or independent pricing services is inaccurate.

Among the more specific factors that should be considered by the Valuation Committee in determining the fair value of a security are: (1) type of security; (2) financial statements of the issuer; (3) cost at date of purchase (generally used for initial valuation); (4) size of the Fund's holding; (5) for restricted securities, and discount from market value of unrestricted securities of the same class at the time of purchase; (6) the existence of a shelf registration for restricted securities; (7) information as to any transactions or offers with respect to the security; (8) special reports prepared by analysts; (9) the existence of merger proposals, tender offers or similar events affecting the security; (10) the price and extent of public trading in similar securities of the issuer or comparable companies (11) the fundamental analytical data relating to the investment; (12) the nature and duration of restrictions on disposition of the securities; and (13) and evaluation of the forces which influence the market in which these securities are purchased and sold.

There can be no assurance that a fund could purchase or sell a portfolio security at the price used to calculate the fund's NAV. In the case of "fair valued" portfolio securities, lack of information and uncertainty as to the significance of information may lead to a conclusion that a prior valuation is the best indication of a portfolio security's present value. Fair valuations generally remain unchanged until new information becomes available. Consequently, changes in the fair valuation of portfolio

> securities may be less frequent and of greater magnitude than changes in the price of portfolio securities valued at their last sale price, by an independent pricing service, or based on market quotations.

November 3, 2006 Prospectus, pp. 40-41.

122. In making the disclosure recited in the preceding paragraph, the Funds failed to disclose that:

(a) The disclosure is ambiguous regarding whether pricing service valuations are based on, or are deemed to be the same as, readily available market quotations or are based on estimated values and, therefore, the extent to which the valuation of portfolio securities is not based on readily available market quotations but on estimated values;

(b) The risks regarding estimated valuations of thinly traded (i.e., illiquid) structured financial instruments;

(c) The fair valuation process necessarily involved estimated values;

(d) The uncertainty inherent in estimated values; and

(e) As much as half or more of their respective portfolios were invested in securities that were subject to the uncertainty inherent in the estimated values of those thinly traded securities, subjecting the Funds to the risk of catastrophic losses.

123. Defendants' partial disclosure in the Funds' SAI (but not in their prospectuses or selling materials) of the liquidity and other risks regarding the below-investment grade securities in which the Funds invested (but not the structured financial instruments in which the Funds heavily invested) is irrelevant herein and misleading because Defendants did not disclose in the Funds' prospectuses, SAI or selling materials that the structured financial instruments in which both Funds heavily invested were likewise:

(a) Subject to such risks, including liquidity risk,

(b) Subject to the risk that such instruments are subject to adverse publicity and changing investor perceptions and sentiments might affect the liquidity of such instruments and the ability of pricing services to value such securities,

(c) Traded in a market that is much thinner and less active than that for more conventional fixed income securities, which can adversely affect the prices of such instruments,

(d) Because market quotations were not readily available for most, if not all, of such securities during most, if not all, of the Class Period, subject to "fair value" procedures. involved judgment and significant uncertainty, rendering the Funds' respective NAVs during the Class Period highly uncertain;

(e) Were relatively new types of debt securities that had not been tested in adverse market conditions, even though similar types of newly created fixed income securities had in the past shown a propensity to collapse in adverse market conditions;

(f) Up to half or more of the Funds' portfolio consisted of securities that exhibited the characteristics of illiquid securities and could suddenly become unsalable before the Funds could sell them at the prices at which they were being carried on the Funds' records;

(g) Because up to half or more of the Funds' portfolio consisted of securities that exhibited such characteristics, the value thereof could suddenly, and without warning, drop precipitously;

(h) The investments in a single industry in excess of the 25% limit on such investments; and

(i) The concentration of credit risk.

124. Defendants stated in the Funds' SAI, but not in the Funds' prospectuses or sales materials, some of the risks created by illiquid securities generally without regard to specific types of securities:

> Illiquid investments are investments that cannot be sold or disposed of in the ordinary course of business at approximately the prices at which they are valued. Under the supervision of the Board, the Adviser determines the liquidity of each fund's investments and, through reports from the Adviser, the Board monitors investments in illiquid instruments. In determining the liquidity of each fund's investments, the Adviser may consider various factors, including (1) the frequency of trades and quotations, (2) the number of dealers and prospective purchasers in the marketplace, (3) dealer undertakings to make a market, (4) the nature of the security (including any demand or tender features), and (5) the nature of the marketplace for trades (including the ability to assign or offset the fund's rights and obligations relating to the investment). Investments currently considered by the Adviser to be illiquid include repurchase agreements not entitling the holder to repayment of principal and payment of interest within seven days, non-government stripped fixed-rate mortgage-backed securities, and OTC options. Also, the Adviser may determine some restricted securities, government-stripped fixed-rate mortgage-backed securities, loans and other direct debt instruments, emerging market securities, and swap agreements to be illiquid. However, with respect to OTC options that the funds write, all or a portion of the value of the underlying instrument may be illiquid depending on the assets held to cover the option and the nature and terms of any agreement the funds may have to close out the option before expiration. In the absence of market quotations, illiquid investments are priced at fair value as determined in good faith by a committee appointed by the Board.

> Illiquid securities may be difficult to dispose of at a fair price at the times when either fund believes it is desirable to do so. The market price of illiquid securities generally is more volatile than that of more liquid securities, which may adversely affect the price that each fund pays for or recovers upon the sale of illiquid securities. Illiquid securities are also more difficult to value and thus the Adviser's judgment plays a greater role in the valuation process. Investment of each fund's assets in illiquid securities may restrict each fund's ability to take advantage of market opportunities. The risks associated with illiquid securities may be particularly acute in situations in which each fund's operations require cash and could result in each fund borrowing to meet its short-term needs or incurring losses on the sale of illiquid securities.

November 1, 2006 Statement of Additional Information pp. 28-29.

125. Materially omitted from Defendants' SAI disclosures described in the preceding paragraph, which disclosures did not appear in the Funds' prospectuses or selling materials, were the following facts and conditions of the Funds' portfolios:

(a) The Funds were heavily invested in illiquid securities or in thinly traded securities that were highly susceptible to suddenly becoming unsalable without allowing time to sell them at the prices at which they were being carried on the Funds' records;

(b) The proportions of the Funds' respective portfolios that were subject to the disclosed difficult and judgmental valuation process;

(c) The valuation uncertainty inherent in the process of valuing illiquid securities and the resulting uncertainty of the Funds' NAV in light of the extraordinarily large proportion of the Funds' respective portfolios subject to such uncertainty.

126. Defendants' misrepresentations regarding the High Income Fund's stable NAV were consistent with and reinforced by the Fund's reported NAV during the Fund's fiscal years

ended June 30, 2002 through June 30, 2006, as disclosed in the High Income Fund's prospectuses under "Financial Highlights," during which period the Fund's NAV changed by only $0.14, from $10.42 to $10.56, or 1.33% over the five-year period, versus $0.46 for the Intermediate Fund, from $9.93 to $10.39, or 4.5% over the same period, and versus $0.30 for the Short-Term Bond Fund, from $9.94 to $10.24, or 2.97% over the same period. From the disclosures set forth above, the Fund's historic NAV and the Financial Highlights, a reasonable investor would conclude that the High Income Fund was relatively safe with a stable NAV and was not subject to the risk of the extraordinary decline suffered by the High Income Fund. See paragraphs 212-14 below.

127. Defendants' misrepresentations regarding the Intermediate Fund's relative safety (see preceding paragraph 126) were consistent with and reinforced by the Fund's reported NAV during the Fund's fiscal years ended June 30, 2002 through June 30, 2006, as disclosed in the Intermediate Fund's prospectuses under "Financial Highlights," during which period the Fund's NAV changed by only $0.46 for the Intermediate Fund, from $9.93 to $10.39, or 4.5% over the same period. From the disclosures set forth above, the Fund's historic NAV and the Financial Highlights, a reasonable investor would conclude that the Intermediate Fund was relatively safe with a stable NAV and was not subject to the risk of the extraordinary decline suffered by the Intermediate Fund.

128. With respect to both Funds, the representations set forth above were false and misleading in that Defendants failed to disclose:

(a) That the Funds' performance during the Class Period before the catastrophic decline in their respective NAVs was attributable to taking significant risks not taken by comparable funds;

(b) That the Funds' performance, as compared with comparable funds, during the Class Period preceding the declines in the Funds' NAVs was attributable to their excessive investments in illiquid and untested securities whose valuations were uncertain;

(c) That the Funds' performance, as compared with comparable funds, during the Class Period preceding the declines in the Funds' NAVs was attributable to their excessive investments in illiquid securities in violation of their disclosed limitation of such investments;

(d) That the level of the Funds' income and source of dividends were attributable to their excessive investment in illiquid and untested securities whose valuations were uncertain;

(e) That, because of its excessive investments in illiquid and untested securities whose valuations were uncertain, the Funds were far more risky than disclosed;

(f) That the valuation of an undisclosed but substantial portion of the Funds' respective portfolio securities, and therefore their respective NAVs, was based on mere estimates and, therefore, was subject to substantial uncertainty, rendering their respective NAVs highly uncertain;

(g) That, because of their excessive investments in illiquid and untested securities, whose valuations were uncertain, the Funds' respective advertised NAVs were vulnerable to a precipitous decline as a result of adjusting the Funds' valuations to reflect sudden changes in the market conditions relating to such securities and the Funds' inability to sell such securities to raise needed cash:

(h) That, given the Funds' excessive investments in illiquid and untested securities whose valuations were uncertain, an investment in the Funds was subject to significantly greater risk than an investment in comparable intermediate term or high income bond mutual funds;

(i) That, given the extent of the Funds' excessive investments in illiquid and untested securities whose valuations were uncertain, Defendants had no reasonable basis for their representations that they believed that limited or a stable NAV fluctuation could be achieved;

(j) That the Funds were, respectively, investing more than 15 percent of their net assets in illiquid and untested securities;

(k) That the Funds were, respectively, investing more than 25% of their net assets in a single industry;

(l) That the Funds were exposed to a concentration of credit risk.

(m) That, as a result of such investment practices, the Funds were much riskier than the indices with which the MK Defendants compared the Funds' respective performances;

(n) The extent to which the Funds' respective yields and dividends during the Class Period, as compared with comparable mutual funds, were dependent on the Funds' excessive investments in illiquid and untested securities whose valuations were uncertain; and

(o) The extent to which the Funds' respective yields and dividend during the Class Period, as compared with comparable mutual funds, were dependent on investment policies and practices that were inconsistent with limited NAV fluctuation and that subjected shareholders in the Funds to risk and volatility substantially greater than those of comparable bond mutual funds.

129. The Funds' generalized and partial and incomplete risk disclosures in its prospectuses, its annual and semi-annual reports, and elsewhere, which were substantially uniform throughout the Class Period, were negated and rendered immaterial and meaningless:

(a) By the specific disclosures relating to stable NAVs, "lower NAV volatility than typical high-yield funds," "conservative credit posture," avoiding "excessive credit risk," diversification by investing in assets other than below investment-grade bonds (including the structured financial instruments that were a significant cause of the Funds' losses), "solid credit fundamentals," and, with respect to the Intermediate Fund, avoiding "speculative derivative;"

(b) By the financial performance of the Funds as reflected in their historic stable NAVs until July through November 2007 and as reflected in the "Financial Highlights" disclosed in the Fund's prospectuses throughout the Class Period;

(c) By the failure to disclose the matters set forth in the preceding paragraph 128 and in paragraphs 118, 120, 122 and 261;

(d) As a result of the Funds' failures to disclose in their respective financial statements, or the footnotes thereto, the valuation uncertainty inherent in the Funds' respective NAVs;

(e) By comparing the Funds' respective performances with intermediate and high income bond indices; and

(f) By the MK Defendants repeatedly comparing the Funds' respective performances with, respectively, the Lehman Brothers Intermediate U.S. Aggregate Index and the Lehman Brothers Ba U.S. High Yield Index, implying, in the absence of a contrary disclosure, that the Funds were comparable in risk to such indices, without disclosing the unique risks embedded in the Funds that differentiated the Funds from their respective indices, as set forth above.

PWC'S REQUIRED KNOWLEDGE, RESPONSIBILITIES AND DUTIES – GENERALLY

130. In connection with its audits of the Funds' June 30, 2004, 2005 and 2006 annual financial statements and reports thereon, its reviews of the Funds' December 31, 2004, 2005 and 2006 semi-annual financial statements, its issuance of reports on the Funds' internal controls, and its affirmance of the information in the Funds' several prospectuses that was derived from the Funds' audited financial statements, PwC was required by SEC rules and regulations and by generally accepted accounting principles ("GAAP") and generally accepted auditing standards ("GAAS") to know about: their failure to use valuation methods required by SEC rules and regulations and the required attendant disclosures, GAAP, and by the Funds' disclosures; the uncertain valuations of the illiquid and untested structured financial instruments in which the Funds invested and attendant required disclosures; and the Funds' noncompliance with the limitations on illiquid securities and investments in a single industry and attendant required disclosures.

131. The form and content of, and requirements for, financial statements of registered investment companies such as the Funds are governed by SEC Regulation S-X

and the interpretive releases (Accounting Series Releases) relating thereto. The Accounting Series Releases, or "ASRs," have been codified into the SEC's Codification of Financial Reporting Policies ("Codification").

132. The American Institute of Certified Public Accountants ("AICPA") *Audit and Accounting Guide, Audits of Investment Companies* ("AICPA Guide") is an authoritative source that sets forth recommendations of the AICPA Investment Companies Special Committee on the application of GAAS to audits of financial statements of investment companies. The AICPA Guide also presents the committee's recommendations on and descriptions of financial accounting and reporting principles and practices for investment companies.

133. The AICPA Guide is consistent with the standards and principles covered by Rules 202 and 203 of the AICPA Code of Professional Conduct.

134. The AICPA Guide applicable to PwC's audit of the Funds' 2004, 2005 and 2006 financial statements was the Guide that reflected relevant guidance contained in authoritative pronouncements through May 1. 2007.

135. Where the AICPA Guide is applicable, PwC auditors who audited the Funds' annual financial statements should have used the accounting treatments specified s by the AICPA Guide to use it or be prepared to justify another treatment, as discussed in paragraph 7 of SAS No. 69.

136. The AICPA Guide did not describe all auditing procedures necessary to perform an audit in accordance with generally accepted auditing standards. The Guide was not intended to limit or supplant the PwC auditors' individual judgment, initiative, imagination. or vigilance. Programs for each audit should be designed to meet its particular

requirements, considering the size and kind of organization and the adequacy of internal control and risk management.

137. Statements of Position of the AICPA Accounting Standards Division present the conclusions of at least two-thirds of the Accounting Standards Executive Committee, which is the senior technical body of the AICPA authorized to speak for the Institute in the areas of financial accounting and reporting. Statement on Auditing Standards No. 69, *The Meaning of* Present Fairly in Conformity With Generally Accepted Accounting Principles *in the Independent Auditor's Report*, identifies AICPA Statements of Position as sources of established accounting principles that an AICPA member should consider if the accounting treatment of a transaction or event is not specified by a pronouncement covered by Rule 203 of the AICPA Code of Professional Conduct. In such circumstances, the accounting treatment specified by AICPA Statement of Position ("SOP") 93-1 should be used, or the member should be prepared to justify a conclusion that another treatment better presents the substance of the transaction in the circumstances.

138. With respect to PwC's audits of the Funds' 2004, 2005 and 2006 annual financial statements, SOP 93-1 provided guidance on the Funds' financial reporting for the high-yield untested illiquid structured financial instruments held by them as investments. SOP 93-1 recommended procedures to be considered by PwC for reviewing the valuations of the Funds' investments reported in the Funds' financial statements.

139. SEC Codification § 404.03.a. provides:

> Where the propriety or validity of an investment in a security by an investment company is questionable because of particular provisions of the Investment Company Act, or state law, or the company's investment policy or other representations as stated in its filings with the Commission, or legal obligations in respect of a contract or transaction, a written opinion of legal counsel should also be obtained by the company's management, made available to the independent accountant, and a copy included in the

> working papers. If the questions of propriety or validity are not satisfactorily resolved, the circumstances of the investment should be disclosed in the financial statements or notes thereto.

140. The Funds issued semi-annual reports, including financial statements that reported the Funds' net asset value, as of December 31, 2004, 2005 and 2006. Such financial statements should be complete and based on generally accepted accounting principles, which should conform to the principles used in preparing the Funds' annual financial statements.

141. It is customary for auditors to review registered investment companies' interim financial statements. PwC reviewed the Funds' semi-annual financial statements as of December 31, 2004, 2005 and 2006.

142. Investment companies are grouped according to their primary investment objectives, and the types of investments made by those funds reflect their stated objectives. The composition of an investment company's portfolio is primarily a function of the company's investment objectives and its market strategy to achieve them.

143. The AICPA Guide provides that, before starting an audit of an investment company's financial statements, an auditor is to be familiar with, *inter alia*, the fund's business and operating characteristics, its industry generally, applicable statutes and regulations. SEC registration and reporting forms, the statistics that should be maintained by investment companies and the sources of such data, the company's investment objective and limitations and restrictions, and SEC Form N-SAR (a reporting form used by registered investment companies for semiannual and annual reports that provides current information and demonstrates compliance with the ICA).

144. The second standard of auditing fieldwork, part of generally accepted auditing standards, states that "A sufficient understanding of internal control is to be obtained to plan

the audit and to determine the nature, timing, and extent of tests to be performed." SEC Form N-SAR required PwC, as the auditor of the Funds' financial statements, to report annually to the SEC and to the Funds' directors and shareholders on the Funds' internal control.

145. According to the AICPA Guide, in its consideration of the Funds' internal control structure and whether that structure ensured compliance with the Funds' investment policies and restrictions, PwC should have reviewed such relevant Fund documents as the most recent prospectus, compliance items reported in the annual N-SAR report to the SEC, and other publicly filed documents, certificate of incorporation, bylaws, and minutes of board and audit committee meetings.

PwC's Required Knowledge, Responsibilities and Duties – Pricing and Valuation of the Funds' Structured Financial Instruments

146. The AICPA Guide, citing ICA Rule 22c-1, informed the PwC auditors working on the audits of the Funds' financial statements that, under the ICA, open-end investment companies offering their shares to the public continuously are required to compute net asset value per share daily to price shares redeemed and sold. SOP 93-1 advised PwC auditors to consider reviewing the methods used by management to determine and update daily prices and the consistency of these methods from period to period and across similar securities.

147. With respect to the fair valuation of securities for which market quotations are not readily available, the AICPA Guide makes clear such fair valuations are estimates, providing: ."

> 2.33 Situations may arise when quoted market prices are not readily available or when market quotations are available but it is questionable whether they represent fair value. Examples include instances when—

- Market quotations and transactions are infrequent and the most recent quotations and transactions occurred substantially prior to the valuation date.
- The market for the security is "thin" (that is, there are few transactions or market makers in the security, the spread between the bid and asked prices is large, and price quotations vary substantially either over time or among individual market makers).
- . . .

Similar circumstances may also affect the appropriateness of valuations supplied by pricing services. Situations such as those above are expected to be rare but may occur. In those cases, an investment company may establish a policy to substitute a good faith estimate of fair value for the quoted market price or pricing service valuation. Any policy adopted should consistently applied in all situations where significant pricing differences are determined to exist.

2.34 In December 2003, the SEC adopted new Rule 38a-1 under the 1940 Act that requires registered investment companies . . . . to adopt policies and procedures reasonably designed to prevent violation of federal securities laws. . . . the SEC stated that Rule 38-1 "requires funds to adopt policies and procedures that require the fund to monitor for circumstances that may necessitate the use of fair value prices; establish criteria for determining when market quotations are no longer reliable for a particular portfolio security; provide a methodology or methodologies by which the fund determines the current fair value of the portfolio security; and regularly review the appropriateness and accuracy of the method used in valuing securities, and make any necessary adjustments.". . . . Further. . . . the SEC adopted rules which require investment companies . . . . to provide a brief explanation in their prospectuses of the circumstances under which they will use fair value prices and the effects of fair value pricing.

2.35 *Estimating Fair Values of Investments.* The SEC's *Codification of Financial Reporting Policies* provides guidance on the factors to be considered in, and on the responsibilities for and methods used for, the valuation of securities for which market quotations are not readily available [footnote citing Codification §§ 404.03 and 404.04]. . . . .

2.36 The objective of the estimating procedures is to state the securities at the amount at which they could be exchanged in a current transaction between willing parties, other than in a forced liquidation sale. The term current transaction means realization in an orderly disposition over a reasonable period. All relevant factors should be considered in selecting the method of estimating in good faith the fair value of each kind of security.

2.37 In estimating in good faith the fair value of a particular financial instrument, the board or its designee (the valuation committee) should, to the extent necessary, take into consideration all indications of fair value that are available. . . .[some of which are] the factors to be considered:

- Financial standing of the issuer
- Business and financial plan of the issuer and comparison of actual results with the plan
- Size of position held and the liquidity of the market
- Contractual restrictions on disposition
- Reported prices and the extent of public trading in similar financial instruments of the issuer or comparable companies
- Ability of the issuer to obtain needed financing
- Changes in the economic conditions affecting the issuer
- A recent purchase or sale of a security of the company
- Pricing by other dealers in similar securities
- Financial statements of investees

2.38 No single method exists for estimating fair value in good faith because fair value depends on the facts and circumstances of each individual case. Valuation methods may be based on a . . . discount or premium from market, of a similar, freely traded security of the same issuer; on a yield to maturity with respect to debt issues; or on a combination of these and other methods. In addition, with respect to derivative products, other factors (such

> as volatility, interest . . . and term to maturity) should be considered. The board of directors should be satisfied, however, that the method used to estimate fair value in good faith is reasonable and appropriate and that the resulting valuation is representative of fair value.
>
> 2.39 The information considered and the basis for the valuation decision should be documented, and the supporting data should be retained. The board may appoint individuals to assist it in the estimation process and to make the necessary calculations. . . . If considered material, the circumstances surrounding the substitution of good faith estimates of fair value for market quotations or pricing service valuations should be disclosed in the notes to the financial statements. . . .

148. The AICPA Guide provides that the audit of an investment company's investment accounts is a significant portion of the overall audit because of the relative significance of those accounts and of the related income accounts. In auditing the Funds' investment accounts, PwC should have considered the Funds' transactions with brokers and pricing services.

149. PwC's principal objectives in auditing the Funds' investment accounts during the Class Period were to determine, *inter alia*, whether there was a reasonable assurance that the Funds' portfolio investments were properly valued.

150. PwC knew that, because the fee paid by an investment company to its adviser to manage its portfolio is a percentage of the value of the portfolio and because of the pressures on portfolio managers to achieve significant above average performance in a highly competitive industry to attract additional investment dollars, a risk inherent in the valuation of portfolio securities by the management of the investment company is that management has an incentive to err on the high side when valuing portfolio securities. It is in part because of this incentive that auditors must be especially vigilant when auditing

valuations of portfolio securities in the course of their audits of an investment company's financial statements.

151. PwC was required to confirm that the prices used by the Funds to value their portfolio securities were reasonable.

152. PwC was required to test the Funds' respective net asset values as computed on the Funds' price makeup sheets at the date of the Funds' financial statements and on selected interim dates. Such tests should have included procedures that, *inter alia*, traced quoted market prices to independent sources and, when independent sources were not available, to supporting documentation for investments stated at fair values, as determined by the board of directors.

153. PwC was required to ascertain whether the pricing and valuation procedures used by the Funds complied with the disclosed accounting policies, applicable SEC rules and regulations, and generally accepted accounting principles.

154. With respect to the Funds' use of dealers or pricing services to value the Funds' securities, PwC was required to consider whether control procedures maintained by the Funds or by the dealer or pricing service provided reasonable assurance that material pricing errors would be prevented or detected. Such control procedures included checking methods used by the pricing service to obtain daily quotations, verifying daily changes of individual securities prices in excess of a stipulated percentage, verifying dealer quotations with other dealers on a test basis, and maintaining a comparison of actual sales prices with the value assigned for the preceding day. In performing these tests, PwC should have obtained independent quotations from dealers or visited the pricing service's facilities to review the procedures used to determine values.

155. With respect to security values estimated in good faith by the Funds' board of directors, PwC was required to review the procedures employed by the board of directors for its continuing appraisal of such securities, determine whether the methods established for such valuations were followed, and make certain that these methods were reviewed and approved by the board of directors. PwC was required to review the procedures applied by the board of directors in valuing such securities and to inspect the underlying documentation to determine whether the procedures were reasonable and the documentation appropriate for that purpose.

156. Pricing and valuation of the Funds' portfolio securities were part of the Funds' internal accounting controls, the examination or testing of which PwC was responsible in connection with its audits of the Funds' financial statements and on which PwC was required to report in addition to its audit report and opinion.

157. SEC Form N-SAR states that the auditor's report on a registered investment company's internal controls should be "based on a review, study, and evaluation of the accounting system, internal accounting controls, . . . made during the audit of the financial statements. The report should disclose material weaknesses in the accounting system, the system of internal accounting control . . . that exist as of the end of the registrant's fiscal year. Disclosure of a material weakness should include an indication of any corrective action taken or proposed." PwC's reports on the Funds' internal controls were exhibits to the Funds' Form N-SAR reports and should have been addressed to the Funds' shareholders and board of directors.

158. To the extent that the Funds' management was relying on a pricing service to price its securities, the Funds' management was obliged to understand how the pricing service was pricing those securities, including whether the pricing service was taking into

account in pricing the Funds' securities those factors deemed relevant by the Funds' management and board of directors. PwC, as auditor of the Funds' financial statements, was required to ascertain that the Funds' management had such an understanding.

159. PwC knew that, under the ICA, an open-end mutual fund (one that offered its shares continuously to the public), such as the Funds, is required to compute its net asset value daily in order to price the fund's shares that are being redeemed and sold.

160. The Funds were required to disclose those securities in their respective portfolios that were being valued in accordance with fair value procedures, but did not do so.

PwC's Required Knowledge, Responsibilities and Duties – The Use of and Need for Good Faith Fair Value Procedures; Valuation Uncertainty

161. In its annual financial statements for its fiscal year ended June 30, 2007, issued on October 3, 2007, the Funds and Defendants disclosed for the first time the dollar amount of the Funds' securities that were fair valued at June 30, 2006. Not disclosed were the percentages those dollar amounts represented of the Funds' portfolios.

162. Likewise, in its annual financial statements for its fiscal year ended June 30, 2007, issued on October 3, 2007, the Funds and Defendants disclosed the dollar amount of the Funds' securities that were fair valued at June 30, 2007. Not disclosed were the percentages those dollar amounts represented of the Funds' portfolios.

163. These disclosures were the first time the Funds disclosed the dollar amounts of their portfolio securities that were subject to the highly judgmental, uncertain estimated values of securities for which market quotations are not readily available.

164. These fair valued securities were 55.8% and 50.4% of the Intermediate Fund's portfolio at June 30, 2006 and June 30, 2007 respectively and 49.5% and 59.7% of the High

Income Fund's portfolio at June 30, 2006 and June 30, 2007 respectively, calculated as follows:

	Investments in Securities (from annual reports)		Fair Valued Investments: $ (from 2007 annual report) and as % of Investments in Securities (calculated)			
	6/30/06	6/30/07	6/30/06		6/30/07	
Intermediate Fund	$ 673,709,710	$1,020,989,624	$ 376,056,341	**55.8%**	$ 514,922,503	**50.4%**
High Income Fund	1,192,784,672	1,045,740,306	590,018,294	**49.5%**	624,867,802	**59.7%**

165. Fair valued securities are those for which market quotations are not readily available.

166. Fair valued securities are those that have not traded in significant volume for a substantial period.

167. Fair valued securities are illiquid securities.

168. Fair valued securities are thinly traded.

169. The Funds and their management and directors knew that fair valued securities are those for which market quotations are not readily available, or have not traded in significant volume for a substantial period, and disclosed same.

170. PwC knew that the Funds and their management and directors understood that fair valued securities are those for which market quotations are not readily available or have not traded in significant volume for a substantial period.

171. PwC knew that approximately half or more of each Fund's portfolio was fair valued at June 30, 2006.

172. PwC knew that, prior to October 3, 2007, the Funds did not disclose in their annual and semi-annual reports and quarterly schedules of portfolio securities the amount of their respective portfolios that were being fair valued.

173. PwC knew that the Funds were required to disclose in their annual and semi-annual reports and quarterly schedules of portfolio securities those of the Funds' investment securities that were being fair valued.

174. PwC knew that trading activity in the high-yield bonds and structured financial instruments of the type in which the Funds invested is limited, that the market in which these securities are traded is thin, and that, accordingly, dealer quotations may not indicate the prices at which these securities may be bought or sold. Accordingly, PwC knew that the fair value of such securities should have been estimated by the Funds' board of directors and that the board of directors should have implemented good faith fair value procedures for this purpose.

175. According to the AICPA Guide, investment companies such as the Funds report their investment securities at fair value, measured by quoted market prices for securities for which market quotations are readily available, or, if market quotations are not readily available, an estimate of value (fair value) as determined in good faith by the board of directors.

176. Securities for which market quotations are not readily available are very difficult to price, and the pricing thereof is based on subjective judgment.

177. PwC knew that securities for which market quotations are not readily available are very difficult to price and that the pricing thereof is based on subjective judgment.

178. According to the AICPA Guide and Codification § 404.03, quotations for over-the-counter securities should ordinarily be obtained from more than one broker-dealer, unless they are available from an established market maker for that security. Quotations for several days should be reviewed. If a security has been sold infrequently or if the market in the security is thin, the reliability of market quotations should be considered. If market

quotations for the security are deemed not reliable, an estimate of value, as determined in good faith by the board of directors, should be used.

179. There were no established market makers for most if not all of the high-yield bonds and structured financial instruments in which the Funds invested during the Class Period, and any purported market quotations were not reliable indicators of market value.

180. According to the AICPA Guide and Codification § 404.03, in certain circumstances, it may be necessary to estimate the fair value of securities if market quotations are not readily available. The objective of the estimating procedures is to state the securities at the amount the owner could reasonably expect to receive for them in a current sale, though the owner may not intend to sell them.

181. Because a substantial portion of the high-yield bonds and structured financial instruments in which the Funds invested did not have readily ascertainable market values, the AICPA Guide and Codification § 404.03 required that their valuation should have been determined by the board of directors' fair valuation procedures that were designed to approximate the values that would have been established by market forces.

182. According to the AICPA Guide and SOP 93-1, because the high-yield bonds and structured financial instruments in which the Funds invested did not have readily ascertainable market values and the valuation of such securities was, therefore, estimated, their valuation was subject to uncertainty.

183. PwC was required to determine whether the Funds' board of directors on behalf of the Funds was making, or should be making, good faith estimates of the value of the high-yield bonds and structured financial instruments in which the Funds invested and, therefore, determine whether the procedures employed were adequate or reasonable and,

further, whether to qualify its opinions on the Funds' financial statements as a result of any inadequate or unreasonable procedures employed by the Funds' board of directors.

184. Based on the disclosures on October 3, 2007, regarding the securities held by the Funds' as of June 30, 2006 whose fair values were estimated, and on information and belief based on an understanding that securities are "fair-valued" when market quotations are not readily available, in connection with its efforts to test or verify the prices used by the Funds for the high-yield bonds and structured financial instruments in which the Funds invested, PwC was unable to obtain independent secondary quotations for a material number of such securities during the course of its audits of the Funds' 2004, 2005 and 2006 financial statements.

185. Upon determining that market quotations were not readily available for a material portion of the Funds' portfolio securities, PwC was required to determine whether the procedures adopted by the Funds' board of directors for good faith fair value pricing of such securities were properly applied and whether all factors were taken into account in estimating the value of the Funds' securities.

186. Because the Funds did not disclose that any of their securities were fair valued at June 30, 2006 the inference arises that such valuations were not performed when they should have been. The same inference arises with respect to the Funds' June 30, 2005 and 2004 financial statements based on the number of restricted securities in each Fund's portfolio on said dates.

187. Whether the Funds did not fair value securities when they should have done so, or did fair value such securities but did not disclose doing so, PwC, in connection with its audits of the Funds' 2004, 2005 and 2006 financial statements:

(a) Never advised the Funds' board of directors of the need to perform good faith estimates of value for those high-yield bonds and structured financial instruments for which secondary market quotations were not readily available, as PwC was required to do or never advised the Funds' board of directors of the need to disclose the substantial portion of the Funds' investment securities that were fair valued;

(b) Never disclosed, or advised the Funds' board of directors to disclose in footnotes to the Funds' financial statements, that the Funds' net asset value was subject to significant uncertainty in light of the magnitude of the Funds' investments in fair valued securities or in securities that should have been fair valued, as PwC was required to do and as PwC did do in connection with its audits of the Funds' 2007 financial statements;

(c) Never disclosed, or advised the Funds' board of directors to disclose in footnotes to the Funds' financial statements, the magnitude of each Fund's net asset value subject to significant uncertainty in light of the of the Funds' investments in fair valued securities or in securities that should have been fair valued, as PwC was required to do and as PwC did do in connection with its audits of the Funds' 2007 financial statements;

(d) Never added an explanatory paragraph to its standard reports to emphasize the uncertainty of the valuation of the Funds' investments in fair valued securities or in securities that should have been fair valued, as PwC was required to do and as PwC did do in connection with its audits of the Funds' 2007 financial statements;

(e) Never modified its opinions to report that the Funds' financial statements did not conform with generally accepted accounting principles or rendered an adverse opinion, as PwC was required to do;

(f) Never included in its reports an explanatory paragraph disclosing the magnitude of the Funds' portfolios subject to good faith valuation estimates by the Funds' board of directors on behalf of the Funds in view of the absence of readily ascertainable market values, as PwC was required to do and as PwC did do in connection with its audits of the Funds' 2007 financial statements; and

(g) Never advised the Funds' board of directors that PwC was unable to render an unqualified opinion because of the limitation placed on the scope of its audits as a result of the magnitude of the Funds' portfolio securities subject to fair valuation procedures and the inherent uncertain values of such estimated valuations, as PwC was required to do.

188. Furthermore, despite the magnitude of fair valued securities in the Funds' portfolios, or securities for which market quotations were not readily available that required fair value estimates but were not fair-valued based on the failure to identify the substantial presence of fair-valued securities in the Funds' portfolio, PwC:

(a) Never determined whether control procedures maintained by the Funds' management, or by the dealer or pricing service used by the Funds to value the high-yield bonds and structured financial instruments in which the Funds invested, provided reasonable assurance that material pricing errors would be prevented or detected, as directed by the AICPA Guide;

(b) Never examined the methods used by the pricing service to obtain daily quotations or verify dealer quotations with other dealers on a test basis, as directed by the AICPA Guide;

(c) Did not obtain independent quotations from dealers, as directed by the AICPA Guide; or

(d) Never determined the pricing methodology used by the Funds' pricing services, whether such methodology included all relevant factors, as determined by the Funds' board of directors or otherwise, or whether such pricing services used matrix pricing, as directed by the AICPA Guide.

189. If the securities in the Funds' portfolios requiring fair valuation procedures were not fair valued until the audit of the Funds' 2007 financial statements, PwC never:

(a) Reviewed the procedures employed by the Funds' board of directors in connection with the Funds' continuing appraisal of such securities, as PwC was required to do;

(b) Determined whether the methods established by the Funds for such valuations were followed, as PwC was required to do;

(c) Made certain that the methods established by the Funds for such valuations had been reviewed and approved by the Funds' board of directors, as PwC was required to do;

(d) Inspected the documentation underlying such valuations to determine whether the procedures were reasonable and the documentation appropriate for the purpose of valuing such securities, as PwC was required to do; or

(e) Determined whether the procedures being used to value the Funds' high-yield bonds and structured financial instruments were consistent with the procedures disclosed in the Funds' prospectuses and annual and semi-annual reports as PwC was required to do.

190. The high-yield bonds and structured financial instruments that were subject to good faith fair value procedures constituted a material portion of the Funds' portfolios and their respective NAVs throughout the Class Period, resulting in a material portion of the Funds' portfolio valuations being based on estimates of value.

191. SOP 94-6 provides that the magnitude of such estimated values and the attendant risks and uncertainties be disclosed, as Defendants did do in the Funds' 2007 financial statements, where such estimates have a significance impact on an investment company's financial statements.

PwC's Required Knowledge, Responsibilities and Duties – The Funds' Noncompliance with Their Investment Restrictions

192. PwC was required to consider whether the Funds' management had a program to prevent, deter, or detect noncompliance with the Funds' investment restrictions. PwC was also to have considered whether such program identified noncompliance with the stated investment restrictions and tested the operation of the program to the extent considered necessary. PwC was also to have considered whether any failure by the Funds to comply with their stated investment restrictions was a possible illegal act that had an indirect effect on the Funds' financial statements.

193. PwC represented to the Funds' board of directors that, as part of its audit services, it would ascertain whether the Funds were in compliance with their investment restrictions.

194. The Funds represented that they would limit their investments in illiquid securities to 15% of its net assets and would limit its investments in a single industry to 25% of its portfolio.

195. In fact, the Funds' investments in illiquid securities during the Class Period substantially exceeded the 15% limitation. . Likewise, the Funds' investments in a single industry substantially exceeded the 25% limitation.

PWC'S REQUIRED KNOWLEDGE, RESPONSIBILITIES AND DUTIES – THE USE OF AND NEED FOR GOOD FAITH FAIR VALUE PROCEDURES; CONCENTRATION OF CREDIT RISK

196. Statement of Financial Auditing Standards ("SFAS") 105, "Disclosure of Information about Financial Instruments with . . . Concentrations of Credit Risk," provides that an "entity shall disclose all significant concentrations of credit risk arising from *all* financial instruments. . . Group concentrations of credit risk exist if a number of counterparties are engaged in similar activities and have similar economic characteristics that would cause their ability to meet contractual obligations to be similarly affected by changes in economic or other conditions."

197. SOP 94-6 requires disclosure in financial statements of concentrations.

198. The Funds' concentration in the mortgage sector and in structured financial instruments should have been disclosed in the Funds' financial statements.

199. Such disclosures are not limited to investments in a single industry but include other concentrations that may be present but not readily apparent. For example, such

concentrations include large investments in junk bonds and structured financial instruments like the CDOs in which the Funds heavily invested.

PwC's Disclosure and Reporting Obligations

200. If PwC had properly carried out its duties in the course of its audits of the Funds' financial statements for their fiscal years ended June 30, 2004, 2005 and 2006, PwC would have ascertained the failure either to properly value the Funds' high-yield bonds and structured financial instruments or to disclose the magnitude of the Funds' fair valued securities, the failure to disclose the uncertain value of a substantial portion of the Funds' portfolio securities and of the Funds' respective net asset values, and the Funds' excessive investments in illiquid high-yield bonds and structured financial instruments and in a single industry, all in violation of express restrictions on such investments and generally accepted accounting principles and SEC rules and regulations, as well as the Funds' own disclosures. If PwC had so ascertained such violative conduct in the course of such audits, it was required to inform, and in fact would have so informed, the Funds' management and directors of such violative practices.

201. SEC Codification § 404.03 provides that where "questions of propriety or validity [relating to a mutual fund's investments] are not satisfactorily resolved, the circumstances of the investment should be disclosed in the financial statements or notes thereto."

202. The AICPA Guide provides that if PwC was unable to obtain sufficient evidential matter to support the Funds' management's assertions about the nature of a matter involving an uncertainty – e.g., the valuation of the Funds' high-yield bonds and structured financial instruments – and its presentation or disclosure in the Funds' financial statements, PwC should have considered the need to express a qualified opinion or to disclaim an

opinion because of a scope limitation. PwC did not do so in connection with its audits of the Funds' 2004, 2005 and 2006 financial statements. PwC did do so, in part, in connection with its audits of the Funds' 2007 financial statements.

203. The AICPA Guide further provides that if PwC's audits of the Funds' financial statements revealed that the valuation procedures used by the Funds' board of directors were inadequate or unreasonable, or that the underlying documentation did not support the valuations, PwC should have modified its opinion for lack of conformity with generally accepted accounting principles or, depending on the significance to the financial statements of the securities subject to such valuation procedures, PwC should have issued an adverse opinion.

204. SOP 93-1 provides that even if PwC had concluded, in the course of its audits of the Funds' 2004, 2005 and 2006 financial statements, that, based on an examination of the available evidence, the process used to estimate the values of the Funds' high-yield bonds and structured financial instruments was reasonable, the documentation supportive, and the range of possible values of such securities was not significant, PwC might still have chosen to emphasize the existence of the uncertainties relating to such valuations of such securities by including an explanatory paragraph in PwC's audit reports on those financial statements.

205. In connection with its audits of the Funds' 2004, 2005 and 2006 annual financial statements, PwC failed to consider any of the alternatives described in the preceding paragraphs 199-204 or, if PwC did consider such alternatives, it improperly failed to make one or more of the required disclosures. In light of the magnitude of the high-yield bonds and structured financial instruments that were subject to good faith fair value

procedures, PwC should have, with respect to the Funds' 2004, 2005 and 2006 financial statements, either:

(a) Included an explanatory paragraph in its reports on the Funds' financial statements disclosing the magnitude of the Funds' portfolios subject to good faith fair value estimates by the Funds' board of directors, along with an explanatory paragraph to emphasize the uncertainty of the valuation of such securities and of the Funds' NAVs; or

(b) Issued opinions that were qualified because the Funds' financial statements and attendant disclosures failed to conform with generally accepted accounting principles; or

(c) Issued adverse opinions, or disclaimed an opinion, because of the limitation on the scope of its audits resulting from such valuation uncertainty or from the failure of the valuation of the high-yield bonds and structured financial instruments in which the Funds invested to be done in accordance with required and disclosed valuation procedures.

206. PwC furnished to the Funds' officers and directors in connection with each of its audits of the Funds' 2004, 2005 and 2006 annual financial statements a "management letter" in which it commented on, *inter alia*, the Funds' internal controls. In this management letter PwC should have reported to the Funds' management and board of directors the failure to value the Funds' high-yield bonds and structured financial instruments in accordance with the Funds' disclosed valuation policy, applicable generally accepted accounting principles, and SEC rules and regulations; the failure to disclose the uncertain estimated values of the Funds' substantial investments in high-yield bonds and structured financial instruments in accordance with applicable generally accepted

accounting principles and SEC rules and regulations; and the failure to comply with the disclosed limitations on the Funds' investments in illiquid securities and investments in a single industry.

207. In its report pursuant to Form N-SAR on the Funds' internal controls, PwC should have reported to the SEC by at least June 30, 2006, the Funds' directors and the Funds' shareholders the failure to value the Funds' high-yield bonds and structured financial instruments in accordance with the Funds' disclosed valuation policy, applicable generally accepted accounting principles, and SEC rules and regulations; the failure to disclose the uncertain estimated values of the Funds' substantial investments in high-yield bonds and structured financial instruments in accordance with applicable generally accepted accounting principles and SEC rules and regulations; and the failure to comply with the disclosed limitations on the Funds' investments in illiquid securities and investments in a single industry.

208. In its reports to the Funds' shareholders on the Funds' annual 2004, 2005 and 2006 financial statements, or in footnotes to such financial statements, PwC should have disclosed, or advised the Funds to disclose, the failure to value the Funds' high-yield bonds and structured financial instruments in accordance with the Funds' disclosed valuation policy, applicable generally accepted accounting principles, and SEC rules and regulations; and the failure to comply with the disclosed limitations on the Funds' investments in illiquid securities and investments in a single industry.

209. If PwC had timely so informed the Funds' management and directors, the Funds could have taken corrective action to bring its valuation procedures into compliance with generally accepted accounting principles and SEC rules and regulations and disclosed accounting policies, and warned the Funds' shareholders and prospective investors about the

uncertainty inherent in the estimated values of the Funds' assets and, consequently, the uncertainty of the Funds' net asset values. Alternatively, the Funds would have been compelled to suspend selling and redeeming their shares until corrective actions were taken, thereby precluding the investments made in the Funds during most or all of the Class Period.

210. If, in the absence of corrective action by the MK Defendants, PwC had timely so informed the SEC, the Funds would have been compelled to suspend selling and redeeming their shares.

PwC'S FALSE DIRECT REPRESENTATIONS

211. In connection with the offer and sale of the Funds' shares, Defendant PwC made the following representations during the Class Period in each of the Fund's registration statements or amendments thereto, including prospectuses and statements of additional information, and in annual reports and other documents filed with the SEC during the Class Period:

> In our opinion, the accompanying statements of assets and liabilities, including the portfolios of investments, and the related statements of operations and of changes in net assets and the financial highlights present fairly, in all material respects. the financial position of Regions Morgan Keegan Select Short Term Bond Fund, Regions Morgan Keegan Select Intermediate Bond Fund and Regions Morgan Keegan Select High Income Fund (hereafter referred to as the "Funds") at June 30, 2006, the results of each of their operations and the changes in each of their net assets for each of the years or periods presented and the financial highlights for the years and periods presented for Regions Morgan Keegan Select Intermediate Bond Fund and Regions Morgan Keegan Select High Income Fund and the financial highlights for the three years or periods in the year then ended for Regions Morgan Keegan Select Short Term Bond Fund, in conformity with accounting principles generally accepted in the United States of America. These financial statements and financial highlights (hereafter referred to as "financial statements") are the responsibility of the Funds' management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial

statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at June 30, 2006 by correspondence with the custodian and brokers, provide a reasonable basis for our opinion.

. . . .

212. Each of the Funds' prospectuses contained a section entitled "Financial Highlights." This section contained excerpts from the Funds' audited financial statements for the preceding three years relating to, *inter alia*, total return, yield, NAV at the beginning and end of the period, income (loss) from investment operations, net investment income, net realized and unrealized gains (losses) on investments, distributions, and the ratio of net investment income to average net assets. The financial data that appeared in the "Financial Highlights" section of each of the Funds' prospectuses was examined by PwC.

213. As an example, the following financial information for the five-year period July 31, 2001 through June 30, 2006 (September 1, 2001 through June 30, 2006 for the Regions Morgan Keegan Short Term Bond Fund), was disclosed in the "Financial Highlights" section of the Funds' November 3, 2006 prospectus (data is for Class A shares):

FUND	NAV PER SHARE RANGE		RANGE AS % OF AVERAGE NAV	NET INVESTMENT INCOME AS % OF AVERAGE NET ASSETS		RANGE AS % OF AVERAGE INCOME AS % OF NET ASSETS	ANNUAL TOTAL RETURN		RANGE AS % OF AVERAGE TOTAL RETURN	TOTAL ANNUAL DISTRIBUTIONS PER SHARE		RANGE AS % OF AVERAGE DISTRIBUTIONS
	High	Low		High	Low		High	Low		High	Low	
Short Term Bond Fund	$ 10.24	$ 9.94	2.97%	4.18%	2.76%	40.92%	6.57%	1.21%	138%	$ 0.44	$ 0.29	41%
Intermediate Fund	$ 10.39	$ 9.93	4.53%	9.55%	6.61%	36.39%	9.99%	4.68%	72%	$ 1.00	$ 0.68	38%

High Income Fund	S 10.56	S 10.42	1.33%	13.52%	10.23%	27.71%	14.05%	10.13%	32%	S 1.44	S 1.17	21%

214. The table in the preceding paragraph demonstrates that the High Income Fund's NAV fluctuated the least (i.e., was the least volatile) of the three fixed income funds and that the other performance measures likewise show the High Income Fund to be the least volatile. Thus, there was nothing in the performance data of the three funds over the five-year period July/September 2001 through June 2006 to suggest the potential for the Short Term Bond Fund, Intermediate Fund and High Income Fund to incur losses of 4.3%, 43% and 55%, respectively. Especially significant is the relative stability of the High Income Fund's distributions, which are very important to investors in fixed income funds.

215. The prospectuses contained in the Funds' registration statements were distributed, or made available, to prospective investors in the Funds and to the Funds' existing shareholders. The Statements of Additional Information contained in the Funds' registration statements were furnished to existing Fund shareholders and prospective investors only upon request. The 2004, 2005 and 2006 annual reports to shareholders were distributed, or made available, to existing Fund shareholders at the time they were issued and to prospective investors throughout the year following their issuance until the next annual report was issued.

216. The representations, financial information and representations implicit in said financial information set forth in paragraphs 212-14 above were false and misleading in that:

(a) PwC did not audit the Funds' financial statements in accordance with generally accepted auditing standards;

(b) The Funds' financial statements were not presented in accordance with generally accepted accounting principles;

(c) With respect to the Financial Highlights, PwC failed to disclose that the Intermediate Fund's and the High Income Fund's financial results were obtained by investment practices that were inconsistent with, contrary to, and prohibited by the Funds' restrictions;

(d) With respect to both Funds, in connection with the Financial Highlights, PwC failed to disclose that such financial results were obtained by investing in highly speculative illiquid high-yield bonds and structured financial instruments in excess of the 15% limitation on illiquid securities disclosed by the Funds' and recommended by the SEC and in excess of the 25% limit on investments in a single industry;

(e) With respect to both Funds, in connection with the Financial Highlights, PwC failed to disclose that the financial statements from which the financial highlights were excerpted were not prepared in accordance with generally accepted accounting principles in that, *inter alia*, the financial statements failed to disclose the magnitude of fair valued securities, the material uncertainty inherent in the estimated values of such securities, and the effect thereof on the Funds' respective NAVs during the Class Period and the ability of the Funds' shareholders to redeem their shares;

(f) In its reports on the Funds' financial statements and in connection with the Financial Highlights, in view of the magnitude of portfolio securities as to which secondary quotations were not available and which were subject to good faith fair value procedures, PwC failed to disclose the material valuation uncertainty of the high-yield bonds and structured financial instruments in which the Funds invested and the effect of such uncertainty on the Funds' net asset value, their financial statements and the Financial Highlights and ability of shareholders to redeem their shares;

(g) PwC, in its reports on the Funds' financial statements, failed either (i) to qualify its opinions on the Funds' financial statements by including an exception to its opinions for the effect on said financial statements of the valuation of the Funds' securities for which market quotations were not readily available as determined by the Funds' board of directors and the uncertainties attendant to the valuation of such securities, or (ii) to render adverse opinions, or disclaim an opinion, because of the limitation on the scope of its audit resulting from such valuation uncertainty or from the failure of the valuation of the high-yield bonds and structured financial instruments in which the Funds invested to be done in accordance with required and disclosed valuation procedures, or (iii) to include an explanatory paragraph disclosing the valuation risk inherent in the Funds' portfolios in view of the magnitude of securities subject to good faith fair value procedures;

(h) PwC failed to apply appropriate audit procedures to the valuations of the Funds' high-yield bonds and structured financial instruments and failed to modify its audit reports to disclose the Funds' use of an improper valuation method for a significant portion of the Funds' portfolios or failure to apply fair value procedures, as the Funds disclosed would be applied when market quotations were not readily available;

(i) PwC improperly relied upon the representations of the Funds' management as to the Funds' compliance with their investment restrictions and/or failed to conduct such tests as reasonable to ascertain the Funds' compliance with their disclosed investment restrictions;

(j) PwC failed to ascertain whether the Funds' internal control and risk management were adequate to ensure compliance by the Funds with their disclosed investment restrictions;

(k) PwC did not obtain reasonable assurance that the Funds were not violating their investment restrictions;

(l) The Financial Highlights falsely portrayed the Funds, and especially the High Income Fund, as relatively stable (i.e., safe) fixed income investment vehicles providing a steady stream of dividends and concealed the potential for great loss that lurked in each of the Funds' portfolios, which false portrayal would have been cured by the disclosures that PwC was required to make in its reports on the Funds' financial statements, or that PwC was required to advise the Funds to make in their financial statements and the footnotes thereto, in accordance with generally accepted accounting principles and applicable SEC rules; and

(m) The Funds' financial statements did not include a statement of cash flows, which was required because of the magnitude of securities in the

Funds' portfolios whose valuations were estimated (see AICPA Guide ¶ 7.66).

217. If PwC had not failed in its auditing function as alleged herein but instead had conducted the auditing procedures and tests described herein for the Funds' fiscal years ended June 30, 2004, 2005 and 2006 with the care and diligence reasonably expected by the Plaintiffs and the Class, and in the manner reasonably expected by the Funds' management and board of directors in light of PwC's advertised expertise in matters relating to investment companies and in response to the reliance by the Funds' management and board of directors on PwC as invited by PwC and the reliance by the Funds' management and board of directors on PwC's representations that PwC would ascertain the Funds' compliance with their investment restrictions, PwC would have reported to the directors that the Funds were engaging in the wrongful conduct described herein, and corrective actions could have been taken by the Funds' management that would have avoided the losses incurred by Plaintiffs and the class.

218. If PwC had disclosed the matters required to be disclosed by the AICPA Guide in its reports on the Fund's 2004, 2005 and 2006 financial statements, shareholders in the Funds and prospective shareholders would have been forewarned about the Funds' improper valuation practices, the valuation uncertainty relating to the Funds' largely estimated NAV, and the Funds' failure to adhere to the disclosed restrictions on illiquid securities and investments in a single industry, and, being forewarned, Plaintiffs and the Class could have avoided the losses incurred by them.

219. If PwC had informed Morgan Management and the Funds' board of directors, in connection with its audits of either the Funds' 2004, 2005 or 2006 financial statements of the need to make the disclosures described herein, as PwC did do in connection with its

audits of the Funds' 2007 financial statements, or that PwC was unable to render an unqualified opinion on the Funds' financial statements, or if PwC had included an explanatory paragraph in its reports, as PwC did do in connection with its audits of the Funds' 2007 financial statements, or if PwC had informed the SEC and the Funds' shareholders of the above matters, Plaintiffs and the Class, being forewarned, could have avoided the losses incurred by them.

220. If PwC had timely informed the Funds' management and directors in June 2006, or even as late as December 2006, that the Funds' portfolio securities exceeded the disclosed restriction on illiquid securities, the Funds would have sold such illiquid securities at a time when, despite the illiquid market for such securities, they could have been sold for substantially more than the prices to which they dropped after July 2007. If the Funds had sold such securities in late 2006 or early 2007, they would have avoided the losses incurred in 2007 as a result if its excessively heavy use of illiquid securities, and the Funds' net asset value would not have declined, or would not have declined by nearly as much as it did decline.

221. Notwithstanding the belated disclosures regarding the magnitude of the fair valued securities present in the Funds' portfolios at June 30, 2006 and the failure to make such disclosures in the June 30, 2006 financial statements, and those of earlier dates, at no time has PwC withdrawn its report on the Funds' 2006 financial statements, or on the Funds' financial statements for any other year in the Class Period, or taken any other steps to inform the Funds' shareholders of the violative nature of the investment policies used by the Funds during the Class Period.

The Funds' 2004, 2005 and 2006 Financial Statements Were Not Prepared In Accordance With Generally Accepted Accounting Principles

222. On April 25, 1938, the SEC issued SEC Accounting Series Release ("ASR") 4:

> In cases where financial statements filed with the Commission pursuant to its rules and regulations under the Securities Act or the Exchange Act are prepared in accordance with accounting principles for which there is no substantial authoritative support, such financial statements will be presumed to be misleading, or inaccurate despite disclosures contained in the certificate of the accountant or in footnotes to the statements provided the matters involved are material. In cases where there is a difference of opinion between the Commission and the registrant as to the proper principles of accounting to be followed, disclosure will be accepted in lieu of correction of the financial statements themselves only if the points involved are such that there is substantial authoritative support for the practices followed by the registrant and the position of the Commission has not previously been expressed in rules, regulations or other official releases of the Commission, including the published opinions of its Chief Accountant.

223. On December 20, 1973, the SEC's 1938 policy statement was updated to recognize the establishment of the Financial Accounting Standards Board ("FASB") through the issuance of Accounting Series Release 150. This Release stated, in relevant part:

> Various Acts of Congress administered by the Securities and Exchange Commission clearly state the authority of the Commission to prescribe methods to be followed in the preparation of accounts and the form and content of financial statements to be filed under the Acts and responsibility to assure that investors are furnished with information necessary for informed investment decisions. In meeting this statutory responsibility effectively, in recognition of the expertise, energy and resources of the accounting profession, and without abdicating its responsibilities, the Commission has historically looked to the standard setting bodies designated by the profession to provide leadership in establishing and improving the accounting principles...

See also Financial Reporting Release No. 36.

224. In addition, AU Section 411, which discusses the sources of established accounting principles that are generally accepted in the United States and which sets forth a hierarchy or such principles states:

> Rules and interpretive releases of the Securities and Exchange Commission (SEC) have an authority similar to category (a) [the highest level in the hierarchy of accounting principles] pronouncements for SEC registrants. In addition, the SEC staff issues Staff Accounting Bulletins that represent practices followed by the staff in administering SEC disclosure requirements. Also, the Introduction to the FASB's EITF Abstracts states that the Securities and Exchange Commission's Chief Accountant has said that the SEC staff would challenge any accounting that differs from a consensus of the FASB Emerging Issues Task Force, because the consensus position represents the best thinking on areas for which there are no specific standards.

225. Based on the foregoing, the SEC is the final arbiter of accounting principles.

226. SEC Regulation S-X § 210.4-01(a)(1) provides that financial statements that are not prepared in accordance with generally accepted accounting principles are presumed to be misleading.

227. The SEC's Codification of Financial Reporting Policies, § 404.03.a, requires that violations by an investment company of its investment policies and restrictions be disclosed in its financial statements or the footnotes thereto.

228. The Funds' 2004, 2005 and 2006 financial statements were not prepared, or presented, in accordance with generally accepted accounting principles because they did not disclose:

(a) That a significant portion of the Funds' respective investment portfolios was required to be valued using good faith fair value procedures established by the Funds' board of directors and describing the methods used to perform such valuations, as was disclosed in the 2007 financial statements, or that such required valuation using such procedures had not been done;

(b) The valuation uncertainty attendant to the Funds' high-yield bonds and structured financial instruments resulting from the estimated values of such securities and the effect of such uncertainty on the Funds' respective net asset values;

(c) That the Funds' investment practices were inconsistent with, contrary to, and prohibited by their disclosed investment restrictions limiting investments in illiquid securities and investments in a single industry; and

(d) That the Funds failed to disclose the concentration of credit risk inherent in their heavy investments in structured financial instruments and in mortgage related securities.

229. PwC failed to disclose in its reports on the Funds' financial statements that, by failing to disclose the Funds' violations of their respective investment restrictions in their respective financial statements, the Funds were violating the SEC requirement that such violations be so disclosed.

230. In its reports on the Funds' annual financial statements for their fiscal years ended June 30, 2004, 2005 and 2006, PwC falsely stated that the Funds' financial statements were prepared in accordance with generally accepted accounting principles. PwC's statements were false because the financial statements violated the following generally accepted accounting principles:

(a) The principle that financial reporting should provide information that is useful to present and potential investors in making rational investment decisions and that information should be comprehensible to those who have a reasonable understanding of business and economic activities (FASB Statement of Financial Accounting Concepts No. 1, ¶ 34);

(b) The principle that financial reporting should be conservative and refrain from overstatement of net income or assets, choosing the alternative that provides a lower net income or assets if confronted with a decision (FASB Statement of Financial Accounting Concepts No. 1);

(c) The principle that conservatism be used as a prudent reaction to uncertainty to ensure that uncertainties and risks inherent in business situations are adequately considered (FASB Statement of Financial Accounting Concepts No. 2, ¶¶ 95, 97);

(d) The principle that financial reporting should be reliable in that it represents what it purports to represent (FASB Statement of Financial Accounting Concepts No. 2, ¶¶ 58-59);

(e) The principle that the quality of reliability and, in particular, of representational faithfulness leaves no room for accounting representations that subordinate substance to form (FASB Statement of Financial Accounting Concepts No. 2);

(f) The concept of completeness that nothing material is left out of the information that may be necessary to ensure that it validly represents underlying events and conditions (FASB Statement of Financial Accounting Concepts No. 2);

(g) The principle of materiality, which provides that the omission or misstatement of an item in a financial report is material if, in light of the surrounding circumstances, the magnitude of the item is such that it is probable that the judgment of a reasonable person relying upon the report would have been changed or influenced by the inclusion or correction of the item (FASB Statement of Financial Accounting Concepts No. 2, ¶ 132); and

(h) Disclosure of accounting policies should identify and describe the accounting principles followed by the reporting entity and the methods of applying those principles that materially affect the financial statements (Accounting Principles Board Opinion No. 22).

PwC's Audits Of The Funds' 2004, 2005 and 2006 Financial Statements Were Not Conducted In Accordance With Generally Accepted Auditing Standards

231. Throughout the Class Period, PwC had continual and complete access to the Funds' books, records, and the Funds' and Morgan Management's corporate, financial, operating and business information, as well as their business operations, and ample ability to observe the their business and accounting practices. PwC had superior access to and knowledge of all aspects of the Funds' business and was well-informed as to their accounting practices.

232. During the Class Period, a substantial portion of the Funds' securities required fair value determinations based on estimates because of the absence of readily available market quotations.

233. The phrase "fair value" is defined, for accounting purposes (FASB Statement No. 115) as: "The amount at which a financial instrument could be exchanged in a current

transaction between willing parties, other than in a forced or liquidation sale."

234. GAAS, as set forth in the Codification of Statements on Auditing Standards ("AU"), specifically provides guidance (in Section 332) to auditors in auditing investments in debt and equity securities. It states that: "The auditor should ascertain whether investments are accounted for in conformity with generally accepted accounting principles, including adequate disclosure of material matters." It further states that:

> If investments are carried at fair value or if fair value is disclosed for investments carried at other than fair value, the auditor should obtain evidence corroborating the fair value. In some cases, the method for determining fair value is specified by generally accepted accounting principles. For example, generally accepted accounting principles may require that the fair value of an investment be determined using quoted market prices or quotations as opposed to estimation techniques. In those cases, the auditor should evaluate whether the determination of fair value is consistent with the required valuation method. The following paragraphs provide guidance on audit evidence that may be used to corroborate assertions about fair value; the guidance should be considered in the context of specific accounting requirements.
>
> Quoted market prices for investments listed on national exchanges or over-the-counter markets are available from sources such as financial publications, the exchanges, or the National Association of Securities Dealers Automated Quotations System (NASDAQ). For certain other investments, quoted market prices may be obtained from broker-dealers who are market makers in those investments. If quoted market prices are not available, estimates of fair value frequently can be obtained from third-party sources based on proprietary models or from the entity based on internally developed or acquired models.
>
> Quoted market prices obtained from financial publications or from national exchanges and NASDAQ are generally considered to provide sufficient evidence of the fair value of investments. However, for certain investments, such as securities that do not trade regularly, the auditor should consider obtaining estimates of fair value

> from broker-dealers or other third-party sources. In some situations, the auditor may determine that it is necessary to obtain fair-value estimates from more than one pricing source. For example, this may be appropriate if a pricing source has a relationship with an entity that might impair its objectivity.
>
> For fair-value estimates obtained from broker-dealers and other third-party sources, the auditor should consider the applicability of the guidance in section 336 [Using the Work of a Specialist] or section 324 [Service Organizations]. The guidance in section 336 may be applicable if the third-party source derives the fair value of a security by using modeling or similar techniques. If an entity uses a pricing service to obtain prices of listed securities in the entity's portfolio, the guidance in section 324 may be appropriate.
>
> In the case of investments valued by the entity using a valuation model, the auditor does not function as an appraiser and is not expected to substitute his or her judgment for that of the entity's management. Rather, the auditor generally should assess the reasonableness and appropriateness of the model. The auditor also should determine whether the market variables and assumptions used are reasonable and appropriately supported. Estimates of expected future cash flows should be based on reasonable and supportable assumptions. Further, the auditor should determine whether the entity has made appropriate disclosures about the method(s) and significant assumptions used to estimate the fair values of such investments.
>
> The evaluation of the appropriateness of valuation models and each of the variables and assumptions used in the models may require considerable judgment and knowledge of valuation techniques, market factors that affect value, and market conditions, particularly in relation to similar investments that are traded. Accordingly, in some circumstances, the auditor may consider it necessary to involve a specialist in assessing the entity's fair-value estimates or related models.

235. PwC violated AU 332 by failing to obtain evidence corroborating the investment valuations that the Funds purported to be reflected at fair value.

236. In those instances where valuation models were used to arrive at fair values, PwC violated AU Section 332 by failing to:

(a) Assess the reasonableness and appropriateness of valuation models or assessing the reasonableness and appropriateness of valuation models and making audit judgments that no reasonable auditor would have made if confronted with the same facts;

(b) Determine whether the market variables and assumptions used in valuation models were reasonable and appropriately supported or by making a determination that the market variables and assumptions used in valuation models were reasonable and appropriately supported when no reasonable auditor would have made the same determination if confronted with the same facts;

(c) Assess the reasonableness and supportability of assumptions used in valuation models to estimate expected future cash flows of certain investments or by assessing the reasonableness and supportability of assumptions used in valuation models to estimate expected future cash flows of certain investments and arriving at conclusions that no reasonable auditor would have arrived at if confronted with the same facts;

(d) Determine whether the Funds had made appropriate disclosures about the methods and significant assumptions used to estimate the fair values of such investments or by making such determination and arriving at conclusions that no reasonable auditor would have arrived at if confronted with the same facts; or

(e) Engage the services of an independent specialist to assess the reasonableness of the values ascribed to the Funds' illiquid investments which were purported to be reflected at fair value, as was done in connection with the audit of the Funds' 2007 financial statements.

237. As a result of PwC's failures described in the preceding paragraph, PwC's audits were so deficient that they amounted to no audit at all.

238. PwC did not comply with GAAS in that it either (a) performed its audits in a manner which constituted an extreme departure from GAAS and from the standards of ordinary care; or (b) failed to perform audit procedures which were appropriate and necessary under the circumstances, such as investigating the Funds' questionable financial statement assertions as particularized herein, and made audit judgments that no reasonable auditor would have made if confronted with the same facts.

239. AU Section 561, "Subsequent Discovery of Facts Existing at the Date of the Auditor's Report," sets forth procedures to be followed by the auditor who, subsequent to the date of his report upon audited financial statements, becomes aware that facts may have existed at that date which might have affected his report had he then been aware of such facts. PwC had a responsibility under this GAAS to revisit at least its 2006 audit when put on notice that half of the Funds' portfolio consisted of fair valued securities whose valuations were highly uncertain, thus requiring disclosure, both in footnotes to the Funds' 2006 financial statements and a paragraph in PwC's audit report calling attention to such uncertainty, given the magnitude thereof and the effect on the Funds' respective NAVs, as was disclosed in the Funds' 2007 financial statements.

240. PwC failed to comply with AU Section 561, in that PwC failed to (i) advise the Funds to disclose that their 2006 financial statements were materially misstated and to

(ii) advise the Funds (AU Section 561):

> . . . to make appropriate disclosure of the newly discovered facts and their impact on the financial statements to persons who are known to be currently relying or who are likely to rely on the financial statements and the related auditor's report . . . If the client refuses to make the disclosures . . . the auditor should notify each member of the board of directors of such refusal and of the fact that, in the absence of disclosure by the client, the auditor should take the following steps to the extent applicable:
>
> a. Notification to the client that the auditor's report must no longer be associated with the financial statements.
>
> b. Notification to regulatory agencies having jurisdiction over the client that the auditor's report should no longer be relied upon.
>
> c. Notification to each person known to the auditor to be relying on the financial statements that his report should no longer be relied upon . .

241. AU Section 311 provides that audit planning involves developing an overall strategy for the expected conduct and scope of the audit:

> The auditor should obtain a level of knowledge of the entity's business that will enable him to plan and perform his audit in accordance with generally accepted auditing standards. That level of knowledge should enable him to obtain an understanding of the events, transactions, and practices that, in his judgment, may have a significant effect on the financial statements. . .Knowledge of the entity's business helps the auditor in:
>
> (a) Identifying areas that may need special consideration;
>
> (b) Assessing conditions under which accounting data are produced, processed, reviewed, and accumulated within the organization;
>
> (c) Evaluating the reasonableness of estimates;
>
> (d) Evaluating the reasonableness of management representations.

(e) Making judgments about the appropriateness of the accounting principles applied and the adequacy of disclosures.

242. PwC failed to:

(a) Identify areas that needed special consideration, such as the appropriate valuation of securities owned and the appropriate determination of illiquid securities or identified such areas but audited them in a manner that was so deficient that it amounted to no audit at all, while making audit judgments that no reasonable auditor would have made if confronted with the same facts;

(b) Assess the conditions under which accounting data (such as the fair values of the Funds' illiquid investments) was produced, processed, reviewed, and accumulated within the organization or assessed such conditions and made audit judgments based upon said assessment that no reasonable auditor would have made if confronted with the same facts;

(c) Evaluate the reasonableness of estimates and management's representations (such as estimates of the fair value of the Funds' investments and managements' representations regarding these fair values) or evaluated them in a manner which was so deficient that it amounted to no evaluation at all.

(d) Judge the appropriateness of the accounting principles applied (such as the principle that disclosure of accounting policies should identify and describe the accounting principles followed by the reporting entity and the methods of applying those principles that materially affect the financial statements) and the adequacy of disclosures in the Funds' financial statements (such as disclosure of the nature and the amount of the Funds' fair-valued, untested, novel, illiquid securities), or did so and arrived at judgments that no reasonable auditor would have arrived at if confronted with the same facts.

243. AU Section 230 mandates that this overall strategy is to comprehend the fact that: "Due professional care is to be exercised in the planning and performance of the audit and the preparation of the report." Providing guidance on the concept of due professional care, AU Section 230 states:

> Due professional care requires the auditor to exercise professional skepticism. Professional skepticism is an attitude that includes a questioning mind and a critical assessment of audit evidence. The auditor uses the knowledge, skill, and ability called for by the profession of public accounting to diligently perform, in good faith and with integrity, the gathering and objective evaluation of evidence.
>
> Gathering and objectively evaluating audit evidence requires the auditor to consider the competency and sufficiency of the evidence. Since evidence is gathered and evaluated throughout the audit, professional skepticism should be exercised throughout the audit process.
>
> The auditor neither assumes that management is dishonest nor assumes unquestioned honesty. In exercising professional skepticism, the auditor should not be satisfied with less than persuasive evidence because of a belief that management is honest.

See also Securities Act Release No. 6349 (it is management's responsibility to identify factors peculiar to and necessary for an understanding and evaluation of an individual company).

244. PwC violated GAAS by failing to exercise due professional care in the overall conduct and scope of its audits, including the planning and performance of these audits and the preparation of its audit reports as particularized below.

245. AU Section 336 provides:

> The auditor's education and experience enable him or her to be knowledgeable about business matters in general, but the auditor is not expected to have the expertise of a person trained for or qualified to engage in the practice of another profession or occupation. During the audit, however, an auditor may encounter complex or subjective matters potentially material to the financial statements. Such matters may require special skill or knowledge and in the auditor's judgment require using the work of a specialist to obtain competent evidential matter.
>
> Examples of the types of matters that the auditor may decide require him or her to consider using the work of a specialist include, but are not limited to...Valuation [of]...restricted securities....

246. In planning its audits, PwC failed to consider the facts and circumstances that indicated the existence of a substantially increased risk of material misstatement of the fair values assigned to the Funds' fair-valued investments – by failing to disclose the magnitude of such investments and the uncertain valuations thereof – and likewise failed to engage the services of a qualified and independent specialist to undertake a valuation of those investments for which market quotations were not readily available.

247. While planning and executing its audits of the Funds' financial statements and rendering its opinions, PwC failed to adhere to AU Section 334 which states that, in determining the scope of work to be performed with respect to possible transactions with related parties, the auditor should:

(a) Obtain an understanding of management responsibilities and the relationship of each component to the total business entity.

(b) Consider controls over management activities.

(c) Consider the business purpose served by the various components of the business entity.

248. AU Section 333 provides that, while an auditor may rely on management's representations as part of the evidential basis for the audit client's financial statement assertions, the auditor may not rely exclusively on such representations:

> During an audit, management makes many representations to the auditor, both oral and written, in response to specific inquiries or through the financial statements. Such representations from management are part of the evidential matter the independent auditor obtains, but they are not a substitute for the application of those auditing procedures necessary to afford a reasonable basis for an opinion regarding the financial statements under audit.

249. PwC was required, but failed, to perform the above described audit procedures to corroborate management's representation that the Funds' investments in securities for which market quotations were not readily available were valued at their fair value and, accordingly, failed to comply with AU 333.

250. If PwC had performed the necessary corroborative procedures it would have learned that the Company's investments in securities for which market quotations were not readily available were not valued at their fair value as represented, and would have called all other management representations into question, including, e.g., regarding Morgan Management's determinations of the liquidity of the Funds' securities. As stated in AU Section 333:

> If a representation made by management is contradicted by other audit evidence, the auditor should investigate the circumstances and consider the reliability of the representation made. Based on the circumstances, the auditor should consider whether his or her reliance on management's representations relating to other aspects of the financial statements is appropriate and justified.

251. Given the materiality (see SEC Staff Accounting Bulletin No. 99) of the Company's investments in securities for which market quotations were not readily available, and the pervasive impact of these investments on the Company's financial statements, PwC should have significantly expanded the scope of its audit and the nature of its procedures in observance of GAAS (AU Section 312), which states that: "Higher risk may cause the auditor to expand the extent of procedures applied, apply procedures closer to or as of year end, particularly in critical audit areas, or modify the nature of procedures to obtain more persuasive evidence." PwC failed to do so, violating GAAS.

252. AU Section 325 requires an auditor to report certain critical matters to a company's Audit Committee. These critical matters are referred to as "reportable conditions" and are defined as issues relating to significant deficiencies in the design or operation of the internal control that could adversely affect the organization's ability to record, process, summarize, and report financial data consistent with the assertions of management in the financial statements.

253. AU Section 325 describes the following matters as reportable conditions:

(a) Inadequate overall internal control design;

(b) Absence of appropriate reviews and approvals of transactions, accounting entries, or systems output;

(c) Inadequate procedures for appropriately assessing and applying accounting principles;

(d) Inadequate provisions for the safeguarding of assets;

(e) Absence of other controls considered appropriate for the type and level of transaction activity;

(f) Evidence that a system fails to provide complete and accurate output that is consistent with objectives and current needs because of design flaws;

(g) Evidence of failure of identified controls in preventing or detecting misstatements of accounting information;

(h) Evidence that a system fails to provide complete and accurate output consistent with the entity's control objectives because of the misapplication of controls;

(i) Evidence of intentional override of internal control by those in authority to the detriment of the overall objectives of the system;

(j) Evidence of failure to perform tasks that are part of internal control, such as reconciliations not prepared or not timely prepared;

(k) Evidence of willful wrongdoing by employees or management;

(l) Evidence of manipulation, falsification, or alteration of accounting records or supporting documents;

(m) Evidence of intentional misapplication of accounting principles;

(n) Evidence of misrepresentation by client personnel to the auditor;

(o) Absence of a sufficient level of control consciousness within the organization; and

(p) Evidence of undue bias or lack of objectivity by those responsible for accounting decisions.

254. One or more of the above reportable conditions existed during the Class Period. For example, at June 30, 2006, the Funds identified a number of portfolio securities that were restricted. Notwithstanding that these securities possessed the characteristics of

illiquid securities and that restricted securities are presumptively illiquid securities, Morgan Management determined these securities to be liquid, thus overriding controls in place to protect the Funds' assets from the kinds of risks that materialized in 2007 and resulting in purchasing more illiquid securities when the portfolios already had more than 15% of their assets in illiquid securities, violating that restriction, all of which caused the catastrophic losses suffered by the Funds' shareholders. PwC did not report to the Funds' board of directors these reportable conditions, thereby violating AU Section 332 and GAAS.

255. In its October 3, 2007 audit report on the Funds' financial statements and in the footnotes to the Funds' financial statements. PwC did, and caused the Funds and Morgan Management to do, what should have been done at least with respect to the Funds' 2006 financial statements: identify the individual fair-valued securities and disclose the magnitude of the fair-valued securities in the Funds' portfolios and the uncertain valuations thereof. PwC and the Funds should also have disclosed the liquidity risk inherent in those fair-valued securities.

256. AU Section 329 "requires the use of analytical procedures in the planning and overall review stages of all audits." Analytical procedures involve comparisons of recorded amounts, or ratios developed from recorded amounts, to expectations developed by the auditor and include comparisons of the audited fund with its peers, including, e.g., the relative performance of the audited fund versus that of its peers and the reasons for any significant difference in such performance.

257. AU Section 316 states that the following are examples of risk factors relating to misstatements arising from fraudulent financial reporting:

(a) A significant portion of management's compensation represented by bonuses,

(b) stock options, or other incentives, the value of which is contingent upon the entity achieving unduly aggressive targets for operating results, financial position, or cash flow (Morgan Management's compensation for advisory services was based upon the Funds' net asset values);

(c) An excessive interest by management in maintaining or increasing the entity's stock price or earnings trend through the use of unusually aggressive accounting practices (Morgan Management's treatment of restricted securities as liquid was "unusually aggressive," especially given the magnitude of such securities and the relative novel and untested nature thereof);

(d) Domination of management by a single person or small group without compensating controls such as effective oversight by the board of directors or audit committee (during the Class Period the Funds were managed by two portfolio managers, and, given what happened, either such management was do effective oversight or the oversight was ignored);

(e) Inadequate monitoring of significant controls;

(f) Management failing to correct known reportable conditions on a timely basis (the purchases of illiquid securities in violation of the restriction against such purchases if they cause the Funds' portfolios to exceed 15% of net assets); or

(g) Management displaying a significant disregard for regulatory authorities (the failure to adhere to the SEC's guidance regarding the limiting illiquid securities and guidance concerning investing in novel untested fixed income securities).

258. PwC failed to plan and execute its audits of the Funds financial statements during the Class Period with a view to the existence of these risk factors. Thus, PwC failed "to modify procedures" and to exhibit an "increased sensitivity in the selection of the nature and extent of documentation to be examined in support of material transactions," and an "increased recognition of the need to corroborate management explanations or representations concerning material matters," as required by AU Section 316.

259. Based on the foregoing, PwC, contrary to its representations in each of its reports on the Funds' 2004, 205 and 2006 financial statements, did not conduct its audits of the Funds' financial statements generally accepted auditing standards and the Funds' financial statements were not presented in conformity with generally accepted accounting principles.

260. GAAS (AU Section 411), describes: "The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles in the Auditor's Report." It states:

> The auditor's opinion that financial statements present fairly an entity's financial position, results of operations, and cash flows in conformity with generally accepted accounting principles should be based on his judgment as to whether (a) the accounting principles selected and applied have general acceptance; (b) the accounting principles are appropriate in the circumstances; (c) the financial statements, including the related notes, are informative of matters that may affect their use, understanding, and interpretation...; (d) the information presented in the financial statements is classified and summarized in a reasonable manner, that is neither too detailed nor too condensed...; and (e) the financial statements reflect the underlying events and transactions in a manner that presents the financial position, results of operations, and cash flows stated

> within a range of acceptable limits, that is, limits that are reasonable and practicable to attain in financial statements.

261. As particularized above, the financial statements which were disseminated to the investing public during the Class Period were not presented "fairly...in conformity with generally accepted accounting principles" because:

(a) The accounting principles selected and applied in the preparation of the Funds' financial statements, particularly with respect to the failures to disclose the magnitude of fair-valued securities in the Funds' portfolios, the uncertainty inherent in the estimated valuations of those securities, liquidity risk posed by portfolios so heavily invested in fair-valued illiquid securities, and the Funds' violations of their investment restriction relating to the limit on illiquid securities, did not have general acceptance.

(b) The accounting principles which pervasively impacted the Funds' financial statements, particularly those relating to the determination of the fair value of investments in securities for which market quotations were not readily available, were not appropriate in the circumstances.

(c) The Funds' financial statements, including the related notes that failed to disclose critical information regarding the Funds' illiquid investments, were not informative of matters that affected their use, understanding, and interpretation.

(d) The Funds' financial statements did not reflect the underlying events and transactions in a manner that presented the financial position and the results of operations within a range of acceptable limits that were reasonable and practicable to attain in financial statements.

(e) The Funds' financial statements did not include a statement of cash flows, which was required by GAAP in view of the magnitude of securities in the Funds' portfolios whose valuations were estimated.

262. In the introductory portion of Accounting Series Release No. 173, the SEC made the following comments pertaining to economic substance:

> Another problem...is the need for emphasizing the importance of substance over form in determining accounting principles to be applied to particular transactions and situations. In addition to considering substance over form in particular transactions, it is important that the overall impression created by the financial statements be consistent with the business realities of the company's financial position and operations.
>
> We believe that the auditor must stand back from his resolution of particular accounting issues and assess the aggregate impact of the particular issues upon a reasonable investor's perception of the economic substance of the enterprise for which the financial statements are being presented.

263. Based on the above, a reasonable investor was unable to perceive the true economic substance of the Funds whose financial statements were being presented.

264. In opining on the fairness of the Funds' financial statements during the Class Period, PwC expressly represented that its audit included "assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation." For the reasons alleged herein, this statement is false.

265. PwC's audits of the Funds' financial statements for its fiscal years ended June 30, 2004, 2005 and 2006 were not conducted in accordance with the following generally accepted auditing standards:

(a) General Standard No. 2, in that the audits were not performed by a person or persons having adequate technical training and proficiency as an auditor, because, given the complex nature of the valuations required of the restricted novel securities held by the Funds, it was incumbent upon PwC to ensure the individuals who performed the audit had the requisite proficiency in areas that would allow affect the presentation of those securities "fair value" under GAAP;

(b) General Standard No. 2, in that an independence of mental attitude was not maintained by PwC during said audits;

(c) General Standard No. 3, in that due professional care was not exercised in the performance of the audits and the preparation of PwC's reports on the Funds' financial statements;

(d) Standard of Field Work No. 1, in that the work was not adequately planned and assistants and work were not properly supervised or reviewed;

(e) Standard of Field Work No. 2, in that PwC failed to obtain a sufficient understanding of the Funds' internal control structure to plan the audits and to determine the nature, timing, and extent of tests to be performed;

(f) Standard of Field Work No. 3, in that sufficient, competent evidential matter was not obtained through inspection, observation, inquiries, and confirmations to afford a reasonable basis for an opinion regarding the Funds' financial statements under audit;

(g) Standard of Reporting No. 1, in that PwC's reports on the Funds' financial statements for each of said years stated falsely that the Funds' financial statements were presented in accordance with generally accepted accounting principles;

(h) Standard of Reporting No. 3, in that PwC's reports on the Funds' financial statements failed to provide information required by generally accepted accounting principles but not disclosed in the Funds' financial statements or the footnotes thereto, as set forth above;

(i) Standard of Reporting No. 4, in that PwC's reports improperly contained unqualified opinions on the Funds' financial statements because PwC had failed to conduct its audits of the Funds' financial statements in accordance with generally accepted auditing standards and, therefore, PwC had insufficient basis for expressing such unqualified opinions;

(j) PwC failed to apply appropriate audit procedures to the valuations of the Funds' high-yield bonds and structured financial instruments for which multiple market quotations were not readily available;

(k) PwC failed to modify its audit reports in light of the Funds' use of an improper valuation method for a significant portion of their investment portfolios;

(l) PwC's audit reports failed to address the inadequacy of the valuation disclosures in the Funds' financial statements and the footnotes thereto;

(m) PwC failed to modify its audit reports or call attention to the uncertainty of the Funds' respective net asset values caused by the uncertainty of the valuations of the Funds' excessive investments in illiquid high-yield bonds and structured financial instruments for which market quotations were not readily available or that were fair valued; and

(n) PwC failed to obtain reasonable assurance as to the Funds' compliance with their investment restrictions.

266. AU Section 508 required PwC to express a qualified opinion on the Funds' financial statements, in view of the scope limitation attributable to the uncertain valuation of the Funds' net assets, failure to make required GAAP disclosures regarding such uncertainty, and the Funds' violations of their investment restriction relating to excessive illiquid securities, and, in so doing, to disclose to the Funds' shareholders and prospective shareholders the nature and extent of the Funds' non-GAAP accounting and to provide those disclosures which the Funds' financial statements failed to provide.

267. PwC violated GAAS when it failed to express a qualified opinion on the Funds' financial statements, or to include an explanatory paragraph calling attention to the extent to which the valuations of the Funds' assets were subject to substantial uncertainty, during the Class Period and in failing to provide those material disclosures which the Company's financial statements failed to provide.

268. Pursuant to PwC's consent, PwC's reports on the Funds' financial statements during the Class Period and the Funds' financial statements, including (a) Schedules of Investments as of June 30, 2004, 2005 and 2006 and as of each quarter-end during said fiscal years; (b) Statements of Assets and Liabilities as of June 30, 2004, 2005 and 2006; (c) Statements of Operations for the Years Ended December June 30, 2004, 2005, 2006; (d) Statements of Changes in Net Assets for the Years Ended June 30, 2004, 2005 and 2006; (e) Financial Highlights; and (f) Notes to Financial Statements were incorporated by reference into the Funds' registration statement effective during the Class Period and prospectuses used to offer and sell the Funds' shares during the Class Period.

269. According to AU Section 711 notes that, because a registration statement under the Securities Act of 1933 speaks as of its effective date, the independent accountant whose report is included in such a registration statement has a statutory responsibility that is determined in the light of the circumstances on that date. AU Section 711 states: "To sustain the burden of proof that he has made a 'reasonable investigation', as required under the Securities Act of 1933, an auditor should extend his procedures with respect to subsequent events from the date of his audit report up to the effective date or as close thereto as is reasonable and practicable in the circumstances." AU Section 711 states that the following procedures, *inter alia*, should generally be performed by the auditor:

(a) Read the latest available interim financial statements; compare them with the financial statements being reported upon; and make any other comparisons considered appropriate in the circumstances. In order to make these procedures as meaningful as possible for the purpose expressed above, the auditor should inquire of officers and other executives having responsibility for financial and accounting matters as to whether the interim statements have been prepared on the same basis as that used for the statements under audit.

(b) Read the available minutes of meetings of stockholders, directors, and appropriate committees; as to meetings for which minutes are not available, inquire about matters dealt with at such meetings.

(c) Obtain a letter of representations from appropriate officials, generally the chief executive officer, chief financial officer, or others with equivalent positions in the entity, as to whether any events occurred subsequent to the date of the financial statements being reported on by the independent auditor that in the officer's opinion would require adjustment or disclosure in these statements.

(d) Make such additional inquiries or perform such procedures as he considers necessary and appropriate to dispose of questions that arise in carrying out the foregoing procedures, inquiries, and discussions.

(e) Read the entire prospectus and other pertinent portions of the registration statement.

(f) Inquire of and obtain written representations from officers and other executives responsible for financial and accounting matters about whether any events have occurred, other than those reflected or disclosed in the registration statement, that, in the officers' or other executives' opinion, have a material effect on the audited financial statements included therein or that should be disclosed in order to keep those statements from being misleading.

270. Of all the professionals involved in the offer and sale of the Funds' assets to the investing public, the auditor is the only one whose involvement is legally required by the federal securities laws. With this legally conferred franchise, however, comes the heavy responsibility of acting as the investor's guardian by ensuring that a company's financial statements accurately depict its financial situation.

CLAIMS

271. With respect to the claims asserted herein pursuant to §§ 11, 12(a)(2), and 15 of the Securities Act, this action has been commenced within one year of the date on which Plaintiffs first discovered, or should have discovered, the facts constituting the violations by the exercise of reasonable diligence.

272. The Funds offered and sold shares of their capital stock during the Class Period to Plaintiffs and other members of the Class.

273. The shares of the Funds' capital stock sold to Plaintiffs and other members of the class are securities within the meaning of the Securities Act and the ICA.

NO STATUTORY SAFE HARBOR

274. The statutory safe harbor provided for forward-looking statements under certain circumstances does not apply to any of the allegedly false statements pleaded in this Complaint. The statements alleged to be false and misleading herein all relate to existing facts and conditions. In addition, to the extent certain of the statements alleged to be false might be characterized as forward-looking, the specific statements pleaded herein were not identified as "forward-looking statements" when made, or if they were so identified, they were not accompanied by the requisite language adequately informing investors that actual results "could differ materially from those projected." To the extent there were any forward-looking statements, there were no meaningful cautionary statements identifying important factors that could cause actual results to differ materially from those in the purportedly forward-looking statement; in fact, as set forth above, many such purportedly "cautionary" statements were themselves false and misleading because they represented that certain events "may" or "could" occur, when in fact they had already occurred or already existed, as Plaintiffs allege.

COUNT I
VIOLATION OF § 11 OF THE SECURITIES ACT OF 1933

275. This Count I is asserted against the officers and directors of the Company and the Funds, Morgan Keegan as the underwriter of the Funds' shares, and PwC (hereinafter "§ 11 Defendants").

276. Plaintiffs repeat and reallege each and every allegation contained above as if fully set forth herein, except to the extent any allegations contained above contain any facts which are unnecessary or irrelevant for purposes of stating a claim under Section 11, including allegations that might be interpreted to sound in fraud or relating to any state of mind on the part of Defendants other than strict liability or negligence.

277. The § 11 Defendants, except PwC, caused to be effected a distribution of shares of the Funds' capital stock to the public pursuant to a SEC Form N-1A registration statement, dated October 27, 1998, as amended on October 28, 1999, June 6, 2000, June 30, 2006, August 17, 2000, August 18, 2000, August 25, 2000, October 30, 2000, November 11, 2007, October 26, 2001, October 28, 2002, October 29, 2003, September 10, 2004, October 28, 2004, November 23, 2004, December 13, 2004, February 11, 2005, September 1, 2005, October 31, 2005, August 31, 2006, October 30, 2006, and November 29, 2007, that was in effect during the Class Period. This registration statement, during the Class Period, contained untrue statements of material facts and omitted to state material facts required to be stated therein or necessary to make the statements in the registration statement not misleading, as set forth above.

278. Each of the § 11 Defendants, other than PwC, either signed the registration statement and the amendments thereto, was a director of the Funds at the time of the filing of those portions thereof with respect to which their liability is asserted herein, or consented to being named in such registration statement or amendments thereto as a director.

279. Plaintiffs did not know that the representations made to them by Defendants regarding the matters described above were untrue and did not know the above alleged material facts that were not disclosed.

280. PwC consented to being named in the registration statement and the amendments thereto as having prepared or certified portions of the registration statement or as having prepared or certified reports used in connection with the registration statement. Liability is asserted herein against PwC in connection with those portions of the registration statement and amendments thereto prepared or certified by PwC or otherwise attributable to statements or reports prepared or certified by PwC and those statements therein made by PwC based on its authority and professional expertise.

281. PwC

(a) Performed accounting and auditing services in connection with such registration statements and each and every amendment thereto during the Class Period;

(b) Reviewed, or was required to review, those disclosures in such registration statements and amendments thereto related to matters for which it had responsibility as the auditor of the Funds' financial statements; and

(c) Reviewed, or was required to review, or offered to review, which offer was accepted by the Funds' officers and directors and relied upon by said persons, the extent to which the Funds were managed in a manner consistent with their investment restrictions as disclosed in such registration statements and otherwise and in compliance with applicable laws, rules and regulations applicable to registered investment companies.

282. The Funds and their board of directors and their shareholders and prospective shareholders relied upon the expertise of PwC with respect to those matters for which, as the

auditor of the Funds' financial statements, PwC was responsible in connection with such registration statements.

283. Plaintiffs and the other members of the Class are entitled to recover from Defendants pursuant to § 11 of the Securities Act damages as follows:

(a) With respect to shares purchased, including shares purchased upon reinvesting dividends paid by the Funds in respect of such shares, during the Class Period and held on the date this suit was initiated, damages in an amount equal to the difference between the amount paid therefor (including any "load" or commission paid in connection with the purchase of such shares), but not to exceed the price at which the shares were offered to the public, and the net asset value of such shares on the date this action was initiated without reduction for dividends paid in respect of such shares and without interest;

(b) With respect to shares purchased, including shares purchased upon reinvesting dividends paid by the Funds in respect of such shares, during the Class Period and redeemed before this action was initiated, damages in an amount equal to the difference between the amount paid therefor (including the "load" or commission paid in connection with the purchase of such shares), but not to exceed the price at which the shares were offered to the public, and the price at which such shares were redeemed without reduction for dividends paid in respect of such shares and without interest; or

(c) With respect to shares purchased, including shares purchased upon reinvesting dividends paid by the Funds in respect of such shares, during the Class Period and redeemed after this action was initiated but before judgment, damages in an amount equal to the difference between the amount paid therefor (including the "load" or commission paid in connection with the purchase of such shares), but not to exceed the price at which the shares were offered to the public, and the price at which such shares were redeemed (if such damages shall be less than the damages representing the difference between the amount paid for the shares and the net asset value thereof at the time this suit was brought) without reduction for dividends paid in respect of such shares and without interest.

284. If Defendants prove that any portion of the damages described in the preceding paragraph 283 represents other than the depreciation in value of the Funds' shares resulting from such part of the Funds' registration statement, with respect to which its liability is asserted herein, not being true or omitting to state a material fact required to be stated therein or necessary to make the statements therein not misleading, as alleged herein, such portion of such damages shall not be recoverable. Nothing alleged herein shall be deemed to relieve Defendants of their burden to prove their affirmative defense of loss causation.

COUNT II
VIOLATION OF § 12(a)(2) OF THE SECURITIES ACT OF 1933

285. This Count II is asserted against Morgan Keegan as underwriter of the Funds' shares and Regions as a participant in the distribution of the Funds' shares through subsidiaries and trust departments of subsidiaries owned or controlled by Regions (hereinafter the "§ 12 Defendants").

286. Plaintiffs repeat and reallege each and every allegation contained above as if fully set forth herein, except to the extent any allegations contained above contain any facts which are unnecessary or irrelevant for purposes of stating a claim under Section 12, including allegations that might be interpreted to sound in fraud or relating to any state of mind on the part of the § 12 Defendants other than strict liability or negligence.

287. The § 12 Defendants offered and sold a security, namely shares of the Funds' common stock, by means of a prospectus or were controlling persons of the Funds or of those who offered and sold the Funds' shares. This prospectus contained untrue statements of material facts and omitted to state material facts necessary in order to make the statements, in light of the circumstances under which they were made, not misleading, which statements and omissions the § 12 Defendants knew, or in the exercise of reasonable care the § 12 Defendants would have known, were false or were material facts which were required to be disclosed to avoid the representations which were made from being misleading.

288. The § 12 Defendants actively solicited the sale of the Funds' shares to serve their own financial interests. Morgan Management received management fees based on the aggregate net assets of the Funds, Morgan Keegan received commissions and administrative fees based on such sales or on the aggregate net assets of the Funds, and Regions, through subsidiaries and trust departments of subsidiaries owned or controlled by Regions, received compensation for participating in the distribution of the Funds' shares.

289. Plaintiffs did not know that the representations made to them in connection with the distribution to them by the § 12 Defendants regarding the matters described above were untrue and did not know the above described material facts that were not disclosed.

290. As a result of the matters set forth herein, pursuant to § 12(a)(2) of the Securities Act, Plaintiffs and Class members are entitled to recover the consideration paid for such security with interest thereon, less the amount of any income received thereon, upon the tender of such security, or for damages if they no longer own such shares.

291. Plaintiffs and putative Class members who do not opt out, hereby tender their shares in the Funds.

292. The § 12 Defendants are liable to Plaintiffs and class members pursuant to § 12(a)(2) of the Securities Act as sellers of the Funds' shares.

COUNT III
LIABILITY UNDER §15 OF THE SECURITIES ACT

293. This Count III is brought pursuant to §15 of the Securities Act, 15 U.S.C. § 77o, against the officers and directors of the Funds and Morgan Management, as controlling persons of the Company and the Funds; Morgan Management, Holding, as the controlling person of Morgan Management; Regions, as the controlling person of Morgan Keegan and Holding (hereinafter "Controlling Person Defendants"); and certain of the individual Defendants as officers and directors of Morgan Management, Morgan Keegan, Holding, and Regions.

294. Plaintiffs repeat and reallege each and every allegation contained above as if fully set forth herein, except to the extent any allegations contained above contain any facts which are unnecessary or irrelevant for purposes of stating a claim under Section 15, including allegations that may be interpreted to sound in fraud or relating to any state of mind on the part of defendant other than strict liability or negligence.

295. Each of the Controlling Person Defendants was a controlling person of the § 11 Defendants (except PwC) or § 12 Defendants. Such persons were controlling persons of the Funds by virtue of his or her position as a director or senior officer of the Company, the

Funds, Morgan Management, Morgan Keegan, or of the wholly owing parent of any of the foregoing corporate entities; or by virtue of its position as the manager of, and investment advisor to, the Funds; or as the wholly owing parent of any of the foregoing non-Fund corporate entities.

296. Each of the MK Defendants was a participant in the violations of Sections 11 and 12(a)(2) of the Securities Act alleged in Counts I and II above, based on his or her having signed the registration statements and/or having otherwise participated in the process which allowed the offerings of the Funds' shares to be successfully completed.

COUNT IV
VIOLATION OF INVESTMENT COMPANY ACT § 34(b)

297. This Count IV is asserted against all Defendants.

298. Defendants are persons who (i) made untrue statements of material facts in a registration statement, amendments thereto, reports, accounts, records and other documents filed or transmitted pursuant to the ICA, or the keeping of which is required pursuant to § 31(a) of the ICA and/or (ii) in connection with such filing, transmitting, or keeping any such document, omitted to state therein facts necessary in order to prevent the statements made therein, in light of the circumstances under which they were made, from being materially misleading, all as set forth above, including but not limited to the Funds' violation of their fundamental investment restriction relating to the limit on investments in a single industry, which violation was also a violation of § 13 of the Investment Company Act.

299. For purposes of § 34(b) of the ICA, any part of any registration statement, reports, records and other documents filed or transmitted pursuant to the ICA which is signed or certified by an accountant or auditor in its capacity as such shall be deemed to be made, filed, transmitted, or kept by such accountant or auditor, as well as by the person filing, transmitting, or keeping the complete document. Defendant directors signed the

Funds' registration statement and amendments thereto and signed the Funds' reports on the Funds' internal controls pursuant to SEC Form N-SAR. PwC signed its reports regarding the Funds' financial statements for their fiscal years ended June 30, 2004, 2005 and 2006 and certified such financial statements, which were part of the Funds' registration statement, as amended from time to time during the Class Period, and signed its reports on the Funds' internal controls pursuant to SEC Form N-SAR.

300. By engaging in the conduct described herein, Defendants violated § 34(b) of the ICA, as amended, and, pursuant to § 1(b)(1) and (5) of the ICA, the interests of those who invested in the Funds were adversely affected because (i) such investors purchased, paid for, exchanged, received dividends upon, voted, refrained from voting, sold, or surrendered shares issued by the Funds without adequate, accurate, and explicit information, fairly presented, concerning the character of such shares and the circumstances, policies, and financial responsibility of the Funds and their management and (ii) the Funds, in keeping their accounts, in maintaining reserves, and in computing their earnings and the asset value of their outstanding securities, employed unsound or misleading methods, and were not subjected to adequate independent scrutiny.

301. As a result of such conduct, pursuant to § 47(b) of the ICA, Plaintiffs and the other members of the Class are entitled to rescind their purchases of the Funds' shares during the Class Period or are otherwise entitled to damages in an amount to be proved at trial.

PRAYER FOR RELIEF

WHEREFORE, Plaintiffs, on behalf of themselves and the other members of the class, pray for judgment against Defendants as follows:

A. Declaring this action to be a proper class action;

B. Awarding Plaintiffs and the other members of the class rescission or compensatory or rescissory damages;

C. Awarding to Plaintiffs and the other members of the class prejudgment interest in the manner and at the maximum rate where permitted by law;

D. Awarding to Plaintiffs and the other members of the class costs and expenses of this litigation, including reasonable attorneys' fees and costs, including experts' fees and costs; and

E. Granting such other and further relief as the Court may deem just and proper.

DEMAND FOR JURY TRIAL

Plaintiffs demand a trial by jury of all issues so triable.

Dated: December 6, 2007

APPERSON, CRUMP & MAXWELL, PLC

s/ Jerome A. Broadhurst
Charles D. Reaves, TN BPR 22550
Jerome A. Broadhurst, TN BPR 12529
6000 Poplar Avenue, Suite 400
Memphis, TN 38119-3972
(901) 260-5133 direct
(901) 435-5133 fax
creaves44@comcast.net
jbroadhurst@appersoncrump.com

HEAD, SEIFERT & VANDER WEIDE, P.A.
Vernon J. Vander Weide
Thomas V. Seifert
333 South Seventh Street, Suite 1140
Minneapolis, MN 55402-2422
Telephone: 612-339-1601
Fax: 612-339-3372
vvanderweide@hsvwlaw.com

tseifert@hsvwlaw.com

LOCKRIDGE GRINDAL NAUEN PLLP
Richard A. Lockridge
Gregg M. Fishbein
100 Washington Avenue South, Suite 2200
Minneapolis, MN 55401
Telephone: 612-339-6900
Fax: 612-339-0981
ralockridge@locklaw.com
gmfishbein@locklaw.com

ZIMMERMAN REED, P.L.L.P.
Carolyn G. Anderson
Timothy J. Becker
651 Nicollet Mall, Suite 501
Minneapolis, MN 55402
Telephone: 612-341-0400
Fax: 612-341-0844
cga@zimmreed.com
tjb@zimmreed.com

ATTORNEYS FOR PLAINTIFFS

811-0651 P4 of 5
40-33

UNITED STATES DISTRICT COURT
WESTERN DISTRICT OF TENNESSEE
WESTERN DIVISION

LARRY F. and CHARLOTTE C. HARTMAN, Individually and On Behalf of All Others Similarly Situated, Plaintiffs, vs. MORGAN KEEGAN & COMPANY, INC., MORGAN ASSET MANAGEMENT, INC., REGIONS FINANCIAL CORPORATION, MORGAN KEEGAN SELECT FUND, INC., RMK MULTI-SECTOR HIGH INCOME FUND, INC., MK HOLDING, INC., CARTER E. ANTHONY, ALLEN B. MORGAN, JR., JOSEPH C. WELLER, JAMES STILLMAN R. McFADDEN, ARCHIE W. WILLIS, III, MARY S. STONE, W. RANDALL PITTMAN, J. KENNETH ALDERMAN, BRIAN B. SULLIVAN, J. THOMPSON WELLER, CHARLES D. MAXWELL, JAMES C. KELSOE, JR., DAVID H. TANNEHILL, MICHELE F. WOOD, JACK R. BLAIR, ALBERT C. JOHNSON and PRICEWATERHOUSECOOPERS LLP, Defendants.	Civil Action No. **CLASS ACTION** **COMPLAINT FOR VIOLATION OF THE FEDERAL SECURITIES LAWS** **DEMAND FOR JURY TRIAL**

INTRODUCTION

1. This is a securities class action on behalf of all persons who, during the period December 6, 2004 through November 7, 2007, purchased or otherwise acquired the shares of certain mutual funds offered by Morgan Keegan Select Fund Inc. ("MK Select"), including the Regions Morgan Keegan Select High Income Fund (the "High Income Fund"), the Regions Morgan Keegan Select Intermediate Fund (the "Intermediate Fund") and the Regions Morgan Keegan Select Short Term Bond Fund (the "Short Term Fund") (collectively the "Select Funds"),

or shares of the RMK Multi-Sector High Income Fund, Inc. (the "RHY Fund") (hereinafter the Select Funds and the RHY Fund are collectively referred to as the "Funds"), pursuant and/or traceable to MK Select's and the RHY Fund's false and misleading Registration Statements and Prospectuses, against the Funds' registrants, the Funds' administrator, Morgan Keegan & Company, Inc. ("Morgan Keegan"), and the Funds' adviser, Morgan Asset Management, Inc., and certain of Morgan Keegan's officers and/or directors for violations of the Securities Act of 1933 ("1933 Act").

2. MK Select is an open-ended management investment company. It consists of three portfolios which invest in fixed income securities, each with its own investment objectives. Each of these portfolios offers three classes of shares: Class A shares, Class C shares and Class I shares. The portfolios are as follows:

(a) High Income Fund – This fund was initially an open-ended fund but was subsequently closed to new investors as of November 1, 2005. This fund seeks a high level of income by investing in below investment grade bonds (commonly referred to as "junk bonds"); capital growth is a secondary consideration. It invests primarily in junk bonds. The types of securities the High Income Fund may purchase include corporate bonds, mortgage-backed and asset backed securities and other structured finance vehicles, convertible debt securities, U.S. government securities and municipal and foreign government obligations. The fund may invest up to 15% of its total assets in foreign debt and foreign equity securities and up to 25% of its total assets in domestic equity securities, including common and preferred stocks. Such securities may include common stocks of real estate investment trusts and utilities. The average effective maturity of the fund's portfolio will generally be between three and fifteen years.

(b) Intermediate Fund – This is an open-ended fund. This fund seeks a high level of income by investing in intermediate maturity, investment grade bonds; capital growth is a secondary consideration. It invests primarily in investment grade bonds. The type of securities that the Intermediate Fund may purchase include U.S. government securities, corporate bonds, debentures, notes, preferred stock, mortgage-backed and other asset-backed securities. The fund may also invest up to 35% of its assets in below investment grade bonds, convertible securities and common stocks. The average effective maturity of the fund's portfolio will generally be between three and ten years.

(c) Short Term Fund – This is an open-ended fund. This fund seeks a high level of current income consistent with preservation of capital. It invests primarily in investment grade bonds. The types of securities that the Short Term Fund may purchase include bonds of U.S. corporate and governmental issuers, U.S. dollar-denominated bonds of foreign issuers, mortgage backed and other asset-backed securities, and preferred stock. The fund may also invest in collateralized mortgage obligations, repurchase agreements, adjustable rate securities and payable in-kind bonds. The average effective maturity of the fund's portfolio will generally be three years or less.

3. RHY Fund – This is a closed-ended fund. This fund operates as a diversified, closed end investment company seeking a high level of current income with capital appreciation as a secondary investment objective. The RHY Fund invests in a wide range of debt securities, including corporate bonds, mortgage-backed and asset-backed securities, convertible debt securities, distressed securities, including securities of companies in bankruptcy reorganization proceedings or otherwise in the process of debt restructuring, U.S. government and municipal obligations and foreign government obligations, and invests up to 30% of its total assets in equity

securities of both domestic and foreign issuers and up to 15% of its total assets in a combination of foreign debt and foreign equity securities.

4. Morgan Asset Management, Inc. ("Morgan Asset" or the "Adviser") is the investment adviser to the Funds. The Adviser is an affiliate of Morgan Keegan, a regional investment banking, securities brokerage, trust and asset management firm.

5. Part of the Funds' portfolios have been invested in collateralized debt obligations ("CDOs"), including CDOs backed by sub-prime mortgages to higher-risk borrowers. CDOs are a type of asset-backed security and structured credit product. CDOs repackage bonds, mortgages and other assets into new securities and then use the income from the underlying debt to pay investors. CDOs are secured or backed by a pool of bonds, loans or other assets, where investors buy slices classified by varying levels of debt or credit risk.

6. Mutual funds are required to value their portfolios everyday in order to determine the appropriate share value. For securities that trade on an open market exchange, the fair market value of the securities would simply involve the closing price of the security on a given day. Nonetheless, when more exotic securities like CDOs are involved, it is a much more complex and subjective process because CDOs do not trade on an exchange. Thus, the Funds had difficulty determining the true fair value of many of their assets because their CDOs and mortgage-backed securities could only be valued by requesting bids from trading desks. Unknown to investors, defendants' supposed "good faith" valuations were not reflective of the underlying weakness in those assets.

7. For years, shares of the Funds traded within narrow ranges. Then in early March 2007, as the sub-prime crisis began to emerge, the Funds began to trend lower as the market learned of their exposure to the sub-prime market. Nonetheless, the shares of the Funds continued

to trade at artificially inflated prices as the full extent of the Funds' exposure had not yet been revealed.

8. As late as the summer of 2007, as the housing and credit crisis deepened, MK Select and the RHY Fund continued to play down and conceal the Funds' growing exposure to the problems in the sub-prime market. As a result of these positive but false statements, the Funds' shares continued to be artificially inflated.

9. Beginning in early July 2007, the Funds began to acknowledge serious problems in their portfolios related to the Funds' exposure to the sub-prime market and began to reveal important and detailed portfolio information. MK Select and the RHY Fund further acknowledged that the Funds were having difficulty determining the fair value of many of their assets due to the illiquid nature of many of the assets held by the Funds and further admitted that it was necessary for the Funds to retain a consultant in order to determine the fair value.

10. On October 4, 2007, MK Select filed its annual report on behalf of the Short Term Fund, the Intermediate Fund and the High Income Fund, providing detailed financial and operating results for the Select Funds. According to the annual report, as of June 30, 2007, certain debt securities held by the Short Term Fund, the Intermediate Fund, and the High Income Fund were fair valued and the value of these securities represented approximately 29%, 51% and 59% of the net assets of those funds, respectively. The Select Funds failed to disclose this information previously despite a non-fundamental investment restriction that required no more than 15% of the Select Funds' net assets be illiquid.

11. Finally, on November 7, 2007, Portfolio Manager James C. Kelsoe ("Kelsoe") wrote a letter to investors, stating in part:

> Since my last communication on August 10, 2007 the credit markets have remained under pressure as spreads continue to widen, and economic uncertainty,

driven by the deteriorating housing market and high energy prices, weighs on investors minds. Over recent weeks the major rating agencies have cut ratings on various investments backed by mortgages as the housing picture becomes more and more uncertain. Also, during the last few weeks many investment banks and commercial banks have taken large write downs of their real estate related holdings to reflect these deteriorating conditions.

Certainly some sectors have been more affected than others; one example in the headlines are CDOs. A key component that drives CDO pricing is the likelihood that future cash flows will continue to be received by various credit layers of the CDO in a timely manner. Certain events, such as downgrades, can cause a CDO manager or trustee to view the likelihood of cash flows to be lower than previously expected. This potential loss of cash flow to the lower-rated tranches will obviously be a catalyst for weaker prices of the bonds from these tranches. And when these events take place in an already illiquid market, such as the current one, the downward pressure on market pricing is considerably magnified.

With all this as a backdrop, our portfolios have been pressured across the board. Many of our holdings are in the form of structured finance created with real estate related securities as collateral; other areas of structured finance categories include corporate bonds and loans, equipment leases and commercial real estate. Even the asset classes that are performing well have been severely devalued due to the CDO packaging. We have no crystal ball of what the future holds but continue to diligently manage the portfolios in the difficult environment.

In an effort to publish information beneficial to our shareholders in this uncertain time below we have provided information to general questions related to the funds:

What exactly do you invest in?

Our investment objectives are clearly stated in the prospectus of each fund, but in general, we have always invested a large portion of our portfolios in "structured finance" fixed income securities. Without going into great detail explaining structured finance, it is a fair assumption to say the weakness in the portfolios relates to this area of investment. A large portion of structured finance securities are created with mortgage related securities as the underlying collateral. In the current market, uncertainty regarding real estate has caused these securities to decline in value. To compound the problem the secondary market in which these securities trade has become very illiquid. The primary market makers in this space had been the large "wire house" broker/dealers. In the current environment the dealers are long (own) enormous amounts of these deals that they are still trying to sell. Suffice it to say, the main participants in the secondary market are all sellers at this point.

The net asset values of the funds appear to decline everyday. Can you explain?

Part of the explanation is in our answer above. The worries regarding the real estate market are weighing on the perceived value of the securities we hold. The illiquidity of the secondary market for many of the securities we hold also is a contributing factor to the declining net asset value. Like all financial markets there must be a buyer for every seller. In the current market, many of the normal dealers (many have been in the news taking write-downs on their balance sheets) that typically provide the trading liquidity of these securities are no longer providing such liquidity. In many cases where there is no trading activity, bonds fall into a vacuum and are valued based on models projecting future cash flows. There are no optimistic projections at this time!

* * *

How much of the portfolio's are related to sub-prime?

Below is the actual exposure to sub-prime mortgage related investments for each portfolio as of September 30, 2007:

MKHIX	MKIBX	MSTBX	RMH	RSF	RMA	RHY
14.1%	16.9%	5.1%	8.4%	10.4%	10.5%	11.4%

12. As a result of this series of partial disclosures, the price of the Select Funds' shares collapsed. The High Income Fund Class A shares closed at $4.53 per share on November 8, 2007, a decline of 51% from early July 2007. Likewise, the Intermediate Fund Class A shares closed at $5.88 per share on November 8, 2007, a decline of 38% from early July 2007. Additionally, the Short Term Fund Class A shares closed at $8.84 per share on November 8, 2007, a decline of 12% from early August 2007.

13. Prior to any negative disclosures, each of these funds traded within a narrow band. From December 2004 through early March 2007, the High Income Fund traded between $10.10 per share and $10.83 per share with an average trading price of $10.35 per share. In contrast, by the end of November 2007, the fund closed at $3.91 per share. Likewise, the Intermediate Fund traded between $9.81 per share and $10.11 per share with an average trading price of $9.93 per share during this same period, while in contrast, by the end of November 2007, the fund closed at

$5.06 per share. Additionally, from December 2004 through early March 2007, the Short Term Fund traded between $9.96 per share and $10.17 per share with an average trading price of $10.04 per share. In contrast, by the end of November 2007, the fund closed at $8.54 per share.

14. As a result of the November 7, 2007 disclosures, the price of the RHY Fund shares also collapsed. The RHY Fund shares closed at $5.41 per share on November 8, 2007, a decline of 63% from early July 2007.

15. Similar to the Select Funds, prior to any negative disclosures, the RHY Fund traded within a narrow band. From January 2006 through early March 2007, the RHY Fund traded between $15.45 per share and $17.75 per share with an average trading price of $16.37 per share.

16. The true facts which were omitted from the Registration Statements/Prospectuses were as follows:

(a) The Funds lacked adequate controls and hedges to minimize the risk of loss from mortgage delinquencies which affected a large part of their portfolios;

(b) The Funds' portfolios were materially misstated due to their failure to properly value CDOs;

(c) The Funds' valuation of underlying assets was misstated;

(d) The extent of the Funds' liquidity risk due to the illiquid nature of a large portion of the Funds' portfolios was omitted;

(e) The extent of the Funds' risk exposure to mortgage-backed assets was misstated; and

(f) The extent to which the Funds' portfolios were subject to fair value procedures was misstated.

JURISDICTION AND VENUE

17. The claims asserted herein arise under and pursuant to §§ 11, 12(a)(2) and 15 of the

1933 Act [15 U.S.C. §§ 77k, 77l(a)(2) and 77o].

18. This Court has jurisdiction over the subject matter of this action pursuant to 28 U.S.C. § 1331 and § 22 of the 1933 Act.

19. Venue is proper in this District pursuant to 28 U.S.C. § 1391(b), because the defendants maintain an office in this District and many of the acts and practices complained of herein occurred in substantial part in this District.

20. In connection with the acts alleged in this complaint, defendants, directly or indirectly, used the means and instrumentalities of interstate commerce, including, but not limited to, the mails, interstate telephone communications and the facilities of the national securities markets.

THE PARTIES

21. Plaintiff Charlotte C. Hartman purchased Intermediate Fund Class I shares as described in the attached certification and was damaged thereby.

22. Plaintiff Larry F. Hartman purchased Intermediate Fund Class I shares as described in the attached certification and was damaged thereby.

23. Defendant Morgan Keegan & Company, Inc. ("Morgan Keegan") is a regional investment banking, securities brokerage, trust and asset management firm. Morgan Keegan is, and at all relevant times was, the Funds' administrator. Defendant Morgan Keegan acts as the investment and securities brokerage, trust and asset management division of defendant Regions Financial Corporation.

24. Defendant Morgan Asset is, and at all relevant times, was, Adviser and manager to the Funds.

25. Defendant Regions Financial Corporation ("Regions") is one of the nation's largest

full-service providers of consumer and commercial banking, trust, securities brokerage, mortgage and insurance products and services. Regions marketed, offered and sold shares of the Funds.

26. Defendant MK Holding, Inc. ("Holding"), is a wholly owned subsidiary of Regions.

27. Defendant MK Select is, and at all relevant times was, a diversified open-end investment company managed by Morgan Asset.

28. Defendant RHY Fund is a diversified closed-end management investment company, which primarily invests in debt securities and equity securities. RHY Fund's portfolio of investments include investments in corporate bonds, home equity loans, commercial loans, franchise loans, equipment leases, manufactured housing, common stock, CDOs, certificate-backed obligations, collateralized mortgage obligations, and government agency securities.

29. Defendant Carter E. Anthony ("Anthony") was a director, President and Chief Executive Officer ("CEO") of MK Select until November 2006. Additionally, Anthony was President and Chief Investment Officer of Morgan Asset. Defendant Anthony signed the post effective amendments to the Select Funds' Registration Statement and Prospectus on the following dates: October 29, 2003, September 10, 2004, October 28, 2004, November 23, 2004, December 13, 2004, February 11, 2005, September 1, 2005, October 31, 2005, and August 31, 2006. Furthermore, Anthony signed the Registration Statement and Prospectus for the RHY Fund.

30. Defendant Allen B. Morgan, Jr. ("Morgan") founded Morgan Keegan in 1969. Morgan is, and at all relevant times was, a director of the Company, and was Chairman of the Board of Morgan Keegan and Vice Chairman of Regions. Defendant Morgan signed the pre-effective amendment to the Select Funds' Registration Statement dated January 21, 1999. Defendant Morgan signed the post-effective amendments to the Select Funds' Registration

Statement and Prospectus on the following dates: October 28, 1999, June 6, 2000, June 30, 2000, August 17, 2000, August 18, 2000, August 25, 2000, October 30, 2000, November 7, 2000, October 26, 2001, October 28, 2002, October 29, 2003, September 10, 2004, October 28, 2004, November 23, 2004, December 13, 2004, February 11, 2005, September 1, 2005, October 31, 2005, August 31, 2006, October 30, 2006, and October 29, 2007. Furthermore, Morgan signed the Registration Statement and Prospectus for the RHY Fund.

31. Joseph C. Weller ("Weller") co-founded Morgan Keegan. Weller was, at all relevant times, Vice Chairman of Morgan Keegan and Treasurer of the Funds until November 2006. Weller also served as Chief Financial Officer ("CFO") of Morgan Keegan, Vice President, CFO and Treasurer of MK Select, and was responsible for the Funds' false statements. Defendant Weller signed the pre-effective amendment to the Select Funds' Registration Statement dated January 21, 1999. Defendant Weller signed the post-effective amendments to the Select Funds' Registration Statement and Prospectus on the following dates: October 28, 1999, June 6, 2000, June 30, 2000, August 17, 2000, August 18, 2000, August 25, 2000, October 30, 2000, November 7, 2000, October 26, 2001, October 28, 2002, October 29, 2003, September 10, 2004, October 28, 2004, November 23, 2004, December 13, 2004, February 11, 2005, September 1, 2005, October 31, 2005, August 31, 2006, October 30, 2006, and October 29, 2007. Furthermore, Weller signed the Registration Statement and Prospectus for the RHY Fund.

32. Defendant James Stillman R. McFadden ("McFadden") was, at all relevant times, a director of the Company. Defendant McFadden signed the pre-effective amendment to the Select Funds' Registration Statement dated January 21, 1999. Defendant McFadden signed the post effective amendments to the Select Funds' Registration Statement on the following dates: October 28, 1999, June 6, 2000, June 30, 2000, August 17, 2000, August 18, 2000, August 25, 2000,

October 30, 2000, November 7, 2000, October 26, 2001, October 28, 2002, October 29, 2003, September 10, 2004, October 28, 2004, November 23, 2004, December 13, 2004, February 11, 2005, September 1, 2005, October 31, 2005, August 31, 2006, October 30, 2006, and October 29, 2007. Furthermore, McFadden signed the Registration Statement and Prospectus for the RHY Fund.

33. Defendant Archie W. Willis, III ("Willis") is, and at all relevant times was, a director of MK Select. Defendant Willis signed the post-effective amendments to the Select Funds' Registration Statement and Prospectus on the following dates: October 28, 1999, June 6, 2000, June 30, 2000, August 17, 2000, August 18, 2000, August 25, 2000, October 30, 2000, November 7, 2000, October 26, 2001, October 28, 2002, October 29, 2003, September 10, 2004, October 28, 2004, November 23, 2004, December 13, 2004, February 11, 2005, September 1, 2005, October 31, 2005, August 31, 2006, October 30, 2006, and October 29, 2007. Furthermore, Willis signed the Registration Statement and Prospectus for the RHY Fund.

34. Defendant Mary S. Stone ("Stone") is, and at all relevant times was, a director of MK Select. Defendant Stone signed the post-effective amendments to the Select Funds' Registration Statement and Prospectus on the following dates: October 29, 2003, September 10, 2004, October 28, 2004, November 23, 2004, December 13, 2004, February 11, 2005, September 1, 2005, October 31, 2005, August 31, 2006, October 30, 2006, and October 29, 2007. Furthermore, Stone signed the Registration Statement and Prospectus for the RHY Fund.

35. Defendant W. Randall Pittman ("Pittman") is, and at all relevant times was, a director of MK Select. Defendant Pittman signed the post-effective amendments to the Select Funds' Registration Statement and Prospectus on the following dates: October 28, 1999, June 6, 2000, June 30, 2000, August 17, 2000, August 18, 2000, August 25, 2000, October 30, 2000,

November 7, 2000, October 26, 2001, October 28, 2002, October 29, 2003, September 10, 2004, October 28, 2004, November 23, 2004, December 13, 2004, February 11, 2005, September 1, 2005, October 31, 2005, August 31, 2006, October 30, 2006, and October 29, 2007. Furthermore, Pittman signed the Registration Statement and Prospectus for the RHY Fund.

36. Defendant J. Kenneth Alderman ("Alderman") is, and at all relevant times was, a director of MK Select. Additionally, Alderman has served as President of Regions Morgan Keegan Trust and CEO of Morgan Asset since 2002, and Executive Vice President of Regions since 2000. Defendant Alderman signed the post-effective amendments to the Select Funds' Registration Statement and Prospectus on the following dates: October 28, 1999, June 6, 2000, June 30, 2000, August 17, 2000, August 18, 2000, August 25, 2000, October 30, 2000, November 7, 2000, October 26, 2001, October 28, 2002, October 29, 2003, September 10, 2004, October 28, 2004, November 23, 2004, December 13, 2004, February 11, 2005, September 1, 2005, October 31, 2005, August 31, 2006, October 30, 2006, and October 29, 2007. Furthermore, Alderman signed the Registration Statement and Prospectus for the RHY Fund.

37. Defendant Brian B. Sullivan ("Sullivan") has served as President and Chief Investment Officer of Morgan Asset since 2006. Defendant Sullivan signed the post-effective amendment to the Select Funds' Registration Statement and Prospectus dated October 29, 2007.

38. Defendant J. Thompson Weller ("JT Weller") is, and at all relevant times was, Managing Director and Controller of Morgan Keegan. JT Weller has served in this capacity since 2001. Previously, JT Weller served in various executive positions at Morgan Keegan since joining the company in 1992. Defendant JT Weller signed the post-effective amendment to the Select Funds' Registration Statement and Prospectus dated October 29, 2007.

39. Defendant Charles D. Maxwell ("Maxwell") has served as Executive Managing

Director, CFO, Treasurer and Secretary of Morgan Keegan since 2006. Previously, Maxwell served in various executive positions with Morgan Keegan since joining the company in 1995. Defendant Maxwell signed the pre-effective amendment to the Select Funds' Registration Statement and Prospectus dated October 27, 1998.

40. Defendant James C. Kelsoe, Jr. ("Kelsoe") is, and at all relevant times was, Senior Portfolio Manager of the Funds and Morgan Asset.

41. Defendant David H. Tannehill ("Tannehill") is, and at all relevant times was, Portfolio Manager of the Select Funds and Morgan Asset.

40. Defendant Michele F. Wood ("Wood") is, and at all relevant times was, Chief Compliance Officer of the Funds, Chief Compliance Office of Morgan Asset and Senior Vice President of Morgan Keegan.

41. Defendant Jack R. Blair ("Blair") is, and at relevant times was, a director/trustee of the Funds since 2006. Defendant Blair signed the post-effective amendments to the Select Funds' Registration Statement and Prospectus on the following dates: August 31, 2006 and October 29. 2007. Blair signed the Registration Statement and Prospectus for the RHY Fund.

42. Defendant Albert C. Johnson ("Johnson") is, and at relevant times was, a director of the Funds since 2006. Defendant Johnson signed the post-effective amendments to the Select Funds' Registration Statement and Prospectus on the following dates: August 31, 2006 and October 29, 2007. Johnson signed the Registration Statement and Prospectus for the RHY Fund.

43. The defendants referenced above in ¶¶ 27-42 are referred to herein as the "Individual Defendants."

44. Defendant PricewaterhouseCoopers LLP ("PwC") is a firm of CPAs who provide

industry-focused assurance, tax and advisory services for public and private clients primarily in four areas: corporate accountability; risk management; structuring and mergers and acquisitions; and performance and process improvement. PwC was engaged by the Funds to provide independent auditing and accounting services. As a result of the far-reaching scope of services provided by PwC and the close relationship with the Funds' management, PwC personnel were intimately familiar with the Funds' business, including MK Select's accounting for the valuation of the Funds' assets.

THE FALSE AND DEFECTIVE
REGISTRATION STATEMENTS AND PROSPECTUSES

45. MK Select started the High Income Fund and the Intermediate Fund in March 1999. The Short Term Fund (formerly Regions Morgan Keegan Select LEADER Short Term Bond Fund) was started in January 2001 and became a part of the MK Select portfolio in February 2005. MK Select filed its initial prospectus included as part of an SEC Form N-1A Registration Statement on October 27, 1998, and on January 31, 1999 filed an amendment to the Registration Statement and Prospectus. The initial Registration Statement relating to the funds became effective May 22, 1999. Thereafter, MK Select amended the Registration Statement and Prospectus on the following dates: October 28, 1999, June 6, 2000, June 30, 2000, August 17, 2000, August 18, 2000,August 25, 2000, October 30, 2000, November 7, 2000, October 26, 2001, October 28, 2002, October 29, 2003, September 10, 2004, October 28, 2004, November 23, 2004,December 13, 2004, February 11, 2005, September 1, 2005, October 31, 2005, August 31, 2006, October 30, 2006, and October 29, 2007.

46. On January 23, 2006, Morgan Keegan accomplished the offering of the RHY Fund, which raised $405 million for the closed-end fund managed by the Adviser. Morgan Keegan served as lead manager for the offering. The offering was accomplished pursuant to a Form N-2

Registration Statement and Prospectus.

47. MK Select's Registration Statement and amendments thereto did not provide detailed and adequate disclosures concerning the Funds' risks related to their exposure to mortgage-backed and asset-backed securities and the Funds' liquidity risk. Further, MK Select's financial results as contained in the Registration Statement and amendments thereto were materially false and misleading due to the Select Funds' failure to properly value many of their assets. Many of the Select Funds' assets were assets that did not trade on an open market exchange and thus had to be valued at fair value. Nonetheless, the Select Funds had difficulty determining the true fair value of many of their assets. Indeed, the CDOs and mortgage-backed securities could only be valued by requesting bids from trading desks and defendants' supposed "good faith" valuations were not reflective of the underlying weakness in those assets.

48. The RHY Fund Registration Statement had similar omissions in that it did not provide proper disclosures and provided financial statements that were materially false and misleading due to their over-valuation of assets.

49. On July 13, 2007, Morgan Keegan hosted its "Annual Meeting for Shareholders of RMK Closed-End Funds," at which defendant Kelsoe made the following comments:

> The fiscal year ending March 31, 2007, proved to be a challenging year for the four closed-end funds (RMH, RSF, RMA and RHY). There were three key influences that impacted the overall performance of the funds.
>
> – Rising short term interest rates
>
> – Extremely tight spreads in credit markets
>
> – Volatility in sub-prime mortgage markets
>
> * * *
>
> Clearly the most dramatic factor impacting the last quarter was the volatility in the sub-prime mortgage market. As late as calendar year-end 2006, the sub-prime market appeared to be liquid and orderly. By mid-February, the

outlook was getting shaky and, by March, the market underwent a tremendous shock as sub-prime, home equity, and all collateralized lending came under stress because of the slowing housing market. Much of what is now occurring in the mortgage-backed securities market is reminiscent of what occurred in the corporate bond market five to six years ago when the corporate implosions of Enron, WorldCom, HealthSouth, Adelphia and the like had a ripple effect throughout the entire corporate bond sector. Part of the sub-prime volatility is to be expected, but I believe the volatility has been exacerbated by the ABX index trading in connection with sub-prime bonds. We have seen dramatically wider spreads in all mortgage-related securities.

* * *

Our funds are unique to other closed-end funds as each have, since their inception, traded at substantial premiums over net asset value. A high premium to NAV, i.e. 20-30%, does increase the likelihood of market price volatility.

On the bright side, I am happy to tell you that earnings have improved since last year. Late last year our earnings were slightly below our dividend rate, but this year earnings are back up to and in some cases slightly above the dividend rate. We have been able to improve our earnings by redeploying cash in this buyer's market.

We have not experienced an elevated or unusually high level of defaults. With high yielding investing, some defaults are always to be expected. That is the nature of the types of investments we hold. We simply can not get a high dividend yield by buying Treasuries. Defaults have not been a problem thus far, cash flows continue to look promising, and earnings continue to come in at or above our expectations to date.

* * *

Have you experienced a higher than normal default rate on the securities in the funds' portfolios?

We have somewhere around a 2% default rate now in our portfolio – that is within a normal, expected range for a high yield portfolio. Today, Treasuries are yielding 5% while our funds are yielding 11-12%, so you should understand that we have to take some risks to create those levels of income.

* * *

Do you feel confident that dividends will remain at current levels?

I see our monthly cash flows, and we are earning the $0.14 dividend. During calendar year 2007, earnings have covered the dividend payouts, and I expect that to continue. The Board will meet next month to declare the dividends for September, October, and November. While I can not tell you what will happen next month, I will say our earnings for the year are on track with expectations.

* * *

What opportunities do you see in the coming year?

Anytime you see an asset class sell off or run way up, it generally creates buying or selling opportunities. That's just the sort of situation we try to capitalize on. More specifically, one area that has held up well but come under pressure as of late is the corporate sector. I see opportunity in some CDOs (collateralized debt obligations which may include any type of debt instrument). We will be looking at collateral that we are comfortable with, perhaps 2003, 2004, or even 2005 issues, but nothing in 2006 or later. Also, the 2001-2002 vintages are selling at substantial discounts to par. I think that much of the risk has now been priced in, so we are looking for corporate or secured loans in a CDO format that have gotten really beaten up.

50. Then, on August 10, 2007, Kelsoe wrote a letter to investors, stating in part:

Because the investment environment is changing so rapidly, I felt it appropriate to provide our shareholders with an update on the impact these conditions are having on the four RMK closed end funds, as well as the RMK Select High Income and Intermediate open end funds.

* * *

In my opinion, the de-leveraging, or sell-off of securities, by hedge funds and other financial institutions has created an excessive supply of all types of fixed income securities. This oversupply has pressured the balance sheets of all of Wall Street such that bid/offer spreads have widened and liquidity has dramatically declined over the last 30 to 60 days. Not only is supply higher than demand, but it exceeds the capacity to take these fixed income securities. Additionally, the rating agencies' sudden and drastic actions in downgrading securities have exacerbated these problems by triggering covenant violations and margin calls and creating even more supply in a very thin market.

* * *

Unlike stocks that trade openly on exchanges and whose value can easily be determined at any point of the day, mortgage-related securities and CDOs trade via individual bids and offers made on trading desks across Wall Street. As I mentioned earlier, the spreads between bid and offer prices continue to widen.

The lower valuations are no longer just showing up in the sub-prime mortgage securities as we have seen the pressure move further up the credit ladder to impact even AAA-rated bonds. Every fixed income security is subject to being devalued in this market, without regard to credit quality. Even bonds

> which continue to meet their payment schedules are under pricing pressure now. Commercial and corporate credit are feeling the crunch, and it is even beginning to touch stock values.

51. On August 13, 2007, MK Select filed on behalf of the High Income Fund a supplement to its Prospectus dated November 1, 2006 on a Form 497 with the SEC. The supplement provided updated information concerning the liquidity and valuation of the fund's portfolio securities. The disclosure stated in part:

> Recent instability in the markets for fixed income securities, particularly mortgage-backed and asset-backed securities, has affected the liquidity of the Fund's portfolio. In addition, the Fund has experienced significant net redemptions of its shares. It is uncertain how long and to what extent these conditions will continue.
>
> Under current market conditions, many of the Fund's portfolio securities may be difficult to sell at a fair price when necessary to pay for redemptions from the Fund and for other purposes. This illiquidity of portfolio securities may result in the Fund incurring greater losses on the sale of some portfolio securities than under more stable market conditions. Such losses can adversely impact the Fund's net asset value per share. The Adviser and its affiliates may periodically purchase shares of the Fund or take other steps to provide liquidity but are not required to do so. Moreover, there is no assurance that these measures would be sufficient to avoid adverse impact on the Fund.
>
> The current market instability has also made it more difficult to obtain realistic values for the Fund's portfolio securities based on market quotations. In the absence of reliable market quotations, portfolio securities are valued by the Adviser at their "fair value" under procedures established and monitored by the Fund's Board of Directors. Fair valuation procedures are currently being used to value a substantial portion of the assets of the Fund. The "fair value" of securities may be difficult to determine and thus judgment plays a greater role in this valuation process. In light of the market instability and the complexity of fair value judgments, the Board of Directors has retained an independent valuation consultant to assist in determining the fair value of certain of the Fund's portfolio securities.

52. A nearly identical Form 497 was also filed on August 13, 2007 on behalf of the Intermediate Fund.

53. On August 14, 2007, the RHY Fund filed a Form 8-K with the SEC announcing that the fund had retained a valuation consultant to "assist in determining the fair value of certain

portfolio securities." The disclosure stated in part:

> Recent instability in the markets for fixed income securities, particularly mortgage backed and asset-backed securities, has made it more difficult to obtain realistic values for some of the Fund's portfolio securities. In the absence of reliable market quotations, portfolio securities are valued by the Fund's investment adviser at their "fair value" under procedures established and monitored by the Fund's Board of Directors. The "fair value" of securities may be difficult to determine and thus judgment plays a greater role in this valuation process. Fair valuation procedures have been used to value a substantial portion of the assets of the Fund with input from the valuation consultant and these valuations are reflected in the daily net asset value of the Fund's shares.

54. On August 30, 2007, MK Select filed a Form NT-NCSR, Notice of Late Filing, with the SEC, stating it was unable to file its annual certified shareholders report for the fiscal year ended June 30, 2007, stating in part:

> Registrant, with respect to Regions Morgan Keegan Select High Income Fund, Regions Morgan Keegan Select Intermediate Bond Fund and Regions Morgan Keegan Select Short Term Bond Fund (the "Funds"), is unable to complete its Form N-CSR and to transmit its annual report to shareholders for the fiscal year ended June 30, 2007 within the prescribed time periods without unreasonable effort or expense. Recent instability in the markets for fixed income securities has necessitated a more extensive process for verification of the values of certain of the portfolio securities held by the Funds at the June 30 fiscal year-end in order to assure that this information will be accurately reflected in the Funds' audited financial statements.

55. A nearly identical Form NT-NSAR was also filed on August 30, 2007, announcing that MK Select would be unable to timely file its annual report for management companies for the fiscal year ending June 30, 2007.

56. On October 4, 2007, MK Select filed its annual report on behalf of the Short Term Fund, the Intermediate Fund and the High Income Fund, providing detailed financial and operating results for the Select Funds. According to the annual report, as of June 30, 2007, certain debt securities held by the Short Term Fund, the Intermediate Fund, and the High Income Fund were fair valued and the value of these securities represented approximately 29%, 51% and 59% of the net assets of those funds, respectively. The Select Funds failed to disclose this information

previously despite a non-fundamental investment restriction that required no more than 15% of the Select Funds' net assets be illiquid.

57. The following day, on October 5, 2007, in an article entitled "Mutual Fund Opens a Sub-prime Window – Regions Morgan Keegan Says One Is Down 35%; Pinch of Net Redemptions," *The Wall Street Journal* reported as follows:

> The annual report filed yesterday for the Regions Morgan Keegan Select High Income Fund offers a rare window into how mutual-fund firms are reporting and valuing their holdings in the wake of this summer's sub-prime-mortgage crisis.
>
> Few funds have been hit harder than the High Income Fund since troubles surfaced with sub-prime mortgages a few months ago. The fund focuses on junk-rated issues and makes investments in areas like corporate bonds, mortgage-backed securities and other structured finance vehicles. Its big stake in lower-rated home equity and mortgage-related asset-backed securities came under particular stress this summer as bond markets were roiled with concerns over such investments.
>
> Yesterday's filing provides details on how fair values were determined on certain assets, which became necessary as trading for them dried up over the summer. Factors like types of securities, cost at the date of purchase, interest-rate changes, and collateral quality were considered.
>
> The filing was delayed and an independent valuation consultant was retained to help with the determinations. Estimates for securities making up about 60% of the High Income Fund's net assets and 50% of the Regions Morgan Keegan Select Intermediate Bond Fund's net assets had to be based on fair value, since market values weren't readily available.
>
> The annual report that covers these funds also outlines some important steps taken by the funds' adviser and affiliates to help cope with recent losses. These include stepping in to buy about $55.2 million in shares of the High Income Fund and $30 million in the Intermediate Bond Fund from the beginning of July to the end of August to help provide liquidity.
>
> The High Income Fund is down about 35% this year, and is at the bottom of the junk-bond fund category for the one-, three- and five-year annual performance periods, illustrating how recent events are starting to tarnish even manager Jim Kelsoe's impressive long-term record.
>
> "What was an ocean of liquidity has quickly become a desert," Mr. Kelsoe writes in a discussion of fund performance.

> He says that while the fund's use of mortgage-backed and other structured finance instruments has generally served it well since its 1999 inception, now "basic credit measures have eroded to varying degrees" and prices for the securities have declined sharply. The report includes financial results for the year through June for three funds and updates on certain events since then.
>
> Net redemptions have been a main challenge for the fund and could hurt the "possibility of a meaningful recovery" if it has to sell troubled positions at lowered prices, according to a recent Morningstar analysis. The High Income Fund has about $420 million in assets, from over $1 billion earlier this year, according to Morningstar.
>
> "These conditions have presented the best opportunities to buy assets" since the fund's inception, Mr. Kelsoe writes. But he notes that the fund's first goals include reducing volatility and redeploying cash into investments that can help it regain some net asset value.

58. Finally, on November 7, 2007, defendant Kelsoe wrote a letter to investors, stating in part:

> Since my last communication on August 10, 2007 the credit markets have remained under pressure as spreads continue to widen, and economic uncertainty, driven by the deteriorating housing market and high energy prices, weighs on investors minds. Over recent weeks the major rating agencies have cut ratings on various investments backed by mortgages as the housing picture becomes more and more uncertain. Also, during the last few weeks many investment banks and commercial banks have taken large write downs of their real estate related holdings to reflect these deteriorating conditions.
>
> Certainly some sectors have been more affected than others; one example in the headlines are CDOs. A key component that drives CDO pricing is the likelihood that future cash flows will continue to be received by various credit layers of the CDO in a timely manner. Certain events, such as downgrades, can cause a CDO manager or trustee to view the likelihood of cash flows to be lower than previously expected. This potential loss of cash flow to the lower-rated tranches will obviously be a catalyst for weaker prices of the bonds from these tranches. And when these events take place in an already illiquid market, such as the current one, the downward pressure on market pricing is considerably magnified.
>
> With all this as a backdrop, our portfolios have been pressured across the board. Many of our holdings are in the form of structured finance created with real estate related securities as collateral; other areas of structured finance categories include corporate bonds and loans, equipment leases and commercial real estate. Even the asset classes that are performing well have been severely

devalued due to the CDO packaging. We have no crystal ball of what the future holds but continue to diligently manage the portfolios in the difficult environment.

In an effort to publish information beneficial to our shareholders in this uncertain time below we have provided information to general questions related to the funds:

What exactly do you invest in?

Our investment objectives are clearly stated in the prospectus of each fund, but in general, we have always invested a large portion of our portfolios in "structured finance" fixed income securities. Without going into great detail explaining structured finance, it is a fair assumption to say the weakness in the portfolios relates to this area of investment. A large portion of structured finance securities are created with mortgage related securities as the underlying collateral. In the current market, uncertainty regarding real estate has caused these securities to decline in value. To compound the problem the secondary market in which these securities trade has become very illiquid. The primary market makers in this space had been the large "wire house" broker/dealers. In the current environment the dealers are long (own) enormous amounts of these deals that they are still trying to sell. Suffice it to say, the main participants in the secondary market are all sellers at this point.

The net asset values of the funds appear to decline everyday. Can you explain?

Part of the explanation is in our answer above. The worries regarding the real estate market are weighing on the perceived value of the securities we hold. The illiquidity of the secondary market for many of the securities we hold also is a contributing factor to the declining net asset value. Like all financial markets there must be a buyer for every seller. In the current market, many of the normal dealers (many have been in the news taking write-downs on their balance sheets) that typically provide the trading liquidity of these securities are no longer providing such liquidity. In many cases where there is no trading activity, bonds fall into a vacuum and are valued based on models projecting future cash flows. There are no optimistic projections at this time!

* * *

How much of the portfolio's are related to sub-prime?

Below is the actual exposure to sub-prime mortgage related investments for each portfolio as of September 30, 2007:

MKHIX	MKIBX	MSTBX	RMH	RSF	RMA	RHY
14.1%	16.9%	5.1%	8.4%	10.4%	10.5%	11.4%

59. As a result of this series of partial disclosures, the price of the Select Funds shares collapsed. The High Income Fund Class A shares closed at $4.53 per share on November 8, 2007, a decline of 51% from early July 2007. Likewise, the Intermediate Fund Class A shares closed at $5.88 per share on November 8, 2007, a decline of 38% from early July 2007. Additionally, the Short Term Fund Class A shares closed at $8.84 per share on November 8, 2007, a decline of 12% from early August 2007.

60. Prior to any negative disclosures, each of these funds traded within a narrow band. From December 2004 through early March 2007, the High Income Fund traded between $10.10 per share and $10.83 per share with an average trading price of $10.35 per share. In contrast, by the end of November 2007, the fund closed at $3.91 per share. Likewise, the Intermediate Fund traded between $9.81 per share and $10.11 per share with an average trading price of $9.93 per share during this same period, while in contrast, by the end of November 2007, the fund closed at $5.06 per share. Additionally, from December 2004 through early March 2007, the Short Term Fund traded between $9.96 per share and $10.17 per share with an average trading price of $10.04 per share. In contrast, by the end of November 2007, the fund closed at $8.54 per share.

61. As a result of the November 7, 2007 disclosures, the price of the RHY Fund shares also collapsed. The RHY Fund shares closed at $5.41 per share on November 8, 2007, a decline of 63% from early July 2007.

62. Similar to the Select Funds, prior to any negative disclosures, the RHY Fund traded within a narrow band. From January 2006 through early March 2007, the RHY Fund traded between $15.45 per share and $17.75 per share with an average trading price of $16.37 per share. In contrast, by the end of November 2007, the fund closed at $5.93 per share.

63. The true facts which were omitted from the Registration Statements/Prospectuses

were as follows:

(a) The Funds lacked adequate controls and hedges to minimize the risk of loss from mortgage delinquencies which affected a large part of their portfolios;

(b) The Funds' portfolios were materially misstated due to their failure to properly value CDOs;

(c) The Funds' valuation of underlying assets was misstated;

(d) The extent of the Funds' liquidity risk due to the illiquid nature of a large portion of the Funds' portfolios was omitted;

(e) The extent of the Funds' risk exposure to mortgage-backed assets was misstated; and

(f) The extent to which the Funds' portfolios were subject to fair value procedures was misstated.

THE FUNDS' GAAP VIOLATIONS

64. The Funds' annual reports contained false financial reports through improper accounting entries, which inflated the Funds' reported asset valuations. The financial statements, including the footnote disclosures, contained in the Select Funds' annual reports were incorporated by reference into the post-effective amendments to the Registration Statement and Prospectus. The financial statements, including the footnote disclosures, contained in the RHY Fund's annual reports were incorporated by reference into its Registration Statement and Prospectus.

65. The Funds' financial statements were not a fair presentation of their results and were presented in violation of Generally Accepted Accounting Principles ("GAAP") and SEC rules.

66. GAAP are those principles recognized by the accounting profession as the

conventions, rules and procedures necessary to define accepted accounting practice at a particular time. SEC Regulation S-X (17 C.F.R. § 210.4-01(a)(1)) states that financial statements filed with the SEC which are not prepared in compliance with GAAP are presumed to be misleading and inaccurate, despite footnote or other disclosure. Regulation S-X requires that interim financial statements must also comply with GAAP, with the exception that interim financial statements need not include disclosure which would be duplicative of disclosures accompanying annual financial statements. 17 C.F.R. § 210.10-01(a).

67. Under GAAP, mutual funds are required to value their portfolios at fair value. For securities that trade on an open market exchange, the fair value of the securities would simply involve the fair market value of the securities based upon the closing price of a security on a given day. Nonetheless, when more exotic securities like CDOs are involved, it is a much more complex process in determining fair value of the assets given the assets do not trade on an open-market exchange and thus fair market value is not as readily available or apparent. Accordingly, one of MK Select's most significant accounting policies is its investment valuations. In MK Select's 2006 N-CSR[1], it described its valuation policy as follows:

> Investments in securities listed or traded on a securities exchange are valued at the last quoted sales price on the exchange where the security is primarily traded as of close of business on the New York Stock Exchange, usually 4:00 p.m. Eastern Time, on the valuation date. Equity securities traded on the NASDAQ National Market System are valued at the NASDAQ Official Closing Price, usually 4:00 p.m., Eastern Time, on the valuation date. Securities traded in the over-the-counter market and listed securities for which no sales were reported for that date are valued at the last quoted bid price. Equity and debt securities issued in private placements shall be valued on the bid side by a primary market dealer. Long-term debt securities, including U. S. government securities, listed corporate bonds, other fixed income and asset-backed securities, and unlisted securities and private placement securities, are generally valued at the latest price furnished by an independent pricing service or primary market dealer. Short-term debt securities with remaining maturities of more than sixty days for which market

[1] SEC Form N-CSR is a Certified Shareholder Report for registered management investment companies. It is filed on a semi-annual basis.

> quotations are readily available shall be valued by an independent pricing service or primary market dealer. Short-term debt securities with remaining maturities of sixty days or less shall be valued at cost with interest accrued or discount accreted to the date of maturity unless such valuation, in the judgment of Morgan Asset Management, Inc., the Adviser, does not represent market value. Investments in open-end registered investment companies are valued at net asset value as reported by those investment companies. Investments for which market quotations are not readily available, or available quotations which appear to not accurately reflect the current value of an investment, are valued at fair value as determined in good faith by the Adviser's Valuation Committee using procedures established by and under the direction of the Company's Board of Directors. The values assigned to fair valued investments are based on available information and do not necessarily represent amounts that might ultimately be realized, since such amounts depend on future developments inherent in long-term investments. Further, because of the inherent uncertainty of valuation, those estimated values may differ significantly from the values that would have been used had a ready market for the investments existed, and the differences could be material.

68. Nonetheless, in violation of GAAP and its own stated policy, MK Select failed to properly value CDOs, thus overstating the Select Funds' assets. In fact, the CDOs and mortgage-backed securities could only be valued by requesting bids from trading desks and defendants' supposed "good faith" valuations were not reflective of the underlying weakness in those assets.

69. In its annual report for the year ending June 30, 2007, filed on October 4, 2007, MK Select admitted that large portions of the Select Funds' portfolios were comprised of illiquid assets, including: $624.9 million or 59% of the High Income Fund's portfolio, $514.9 million or 51% of the Intermediate Fund's portfolio, and $26.1 million or 29% of the Short Term Fund's portfolio. As there was no readily available market for these assets or the available quotations did not reflect the true market value, these securities had to be valued at fair value using special procedures.

70. Similarly, the RHY Fund failed to properly value CDOs thus overstating its net asset value in violation of GAAP and its own stated policy.

71. Furthermore, the Select Funds' Registration Statement and Prospectus failed to

provide adequate disclosures concerning the Select Funds' exposure to the sub-prime market and the risks associated with owning shares of the funds. The Registration Statement failed to disclose the full extent of the Select Funds' risk to mortgage-backed assets and further omitted to disclose liquidity risk as a principal risk. In MK Select's Prospectus filed November 6, 2006, it described its Principal Risks as follows:

> The fund's investment performance is subject to a variety of risks, including the following principal risks:
>
> * * *
>
> MORTGAGE-BACKED AND ASSET-BACKED SECURITIES RISK. Mortgage-backed and asset-backed securities are subject to prepayment risk. When interest rates decline, unscheduled prepayments can be expected to accelerate, and the fund would be required to reinvest the proceeds of the prepayments at the lower interest rates then available. Unscheduled prepayments would also limit the potential for capital appreciation on mortgage-backed and asset-backed securities. Conversely, when interest rates rise, the values of mortgage-backed and asset-backed securities generally fall. Since rising interest rates typically result in decreased prepayments, this could lengthen the average lives of such securities, and cause their value to decline more than traditional fixed-income securities.

72. The Prospectus failed to identify liquidity risk as a principal risk.

73. In its Prospectus filed on November 5, 2007, the following were listed as principal risks:

> MORTGAGE-BACKED AND ASSET-BACKED SECURITIES RISK. Mortgage-backed and asset-backed securities are subject to prepayment risk. When interest rates decline, unscheduled prepayments can be expected to accelerate, and the fund would be required to reinvest the proceeds of the prepayments at the lower interest rates then available. Unscheduled prepayments would also limit the potential for capital appreciation on mortgage-backed and asset-backed securities. Conversely, when interest rates rise, the values of mortgage-backed and asset-backed securities generally fall. Since rising interest rates typically result in decreased prepayments, this could lengthen the average lives of such securities, and cause their value to decline more than traditional fixed-income securities. If the fund purchases mortgage-backed or asset-backed securities that are "subordinated" to other interests in the same pool, the fund as a holder of those securities may only receive payments after the pool's obligations to other investors have been satisfied. For example, an unexpectedly high rate of

> defaults on the mortgages held by a mortgage pool may limit substantially the pool's ability to make payments of principal or interest to the fund as a holder of such subordinated securities, reducing the values of those securities or in some cases rendering them worthless; the risk of such defaults is generally higher in the case of mortgage pools that include so-called "sub-prime" mortgages.
>
> LIQUIDITY RISK. The liquidity of individual bonds may vary considerably. Below investment grade bonds generally are less liquid than investment grade bonds. Instability in the markets for fixed income securities, particularly mortgage-backed and asset-backed securities, may affect the liquidity of the fund's portfolio, which means that some of the fund's portfolio securities may be difficult to sell at a fair price when necessary to pay for redemptions from the fund and for other purposes. This illiquidity of portfolio securities may result in the fund incurring greater losses on the sale of some portfolio securities than under more stable market conditions. Such losses can adversely impact the fund's net asset value per share.

74. Similarly, the RHY Fund's financial reports, including its Registration Statement and Prospectus, failed to provide adequate disclosures concerning the RHY Fund's exposure to the sub-prime market and the risk associated with owning shares of the fund.

75. Due to these accounting improprieties, the Funds presented their financial results and statements in a manner which violated GAAP, including the following fundamental accounting principles:

(a) The principle that interim financial reporting should be based upon the same accounting principles and practices used to prepare annual financial statements was violated (APB No. 28, ¶ 10);

(b) The principle that financial reporting should provide information that is useful to present and potential investors and creditors and other users in making rational investment, credit and similar decisions was violated (FASB Statement of Concepts No. 1, ¶ 34);

(c) The principle that financial reporting should provide information about the economic resources of an enterprise, the claims to those resources, and effects of transactions, events and circumstances that change resources and claims to those resources was violated (FASB

Statement of Concepts No. 1, ¶ 40);

(d) The principle that financial reporting should provide information about how management of an enterprise has discharged its stewardship responsibility to owners (stockholders) for the use of enterprise resources entrusted to it was violated. To the extent that management offers securities of the enterprise to the public, it voluntarily accepts wider responsibilities for accountability to prospective investors and to the public in general (FASB Statement of Concepts No. 1, ¶ 50);

(e) The principle that financial reporting should provide information about an enterprise's financial performance during a period was violated. Investors and creditors often use information about the past to help in assessing the prospects of an enterprise. Thus, although investment and credit decisions reflect investors' expectations about future enterprise performance, those expectations are commonly based at least partly on evaluations of past enterprise performance (FASB Statement of Concepts No. 1, ¶ 42);

(f) The principle that financial reporting should be reliable in that it represents what it purports to represent was violated. That information should be reliable as well as relevant is a notion that is central to accounting (FASB Statement of Concepts No. 2, ¶¶ 58-59);

(g) The principle of completeness, which means that nothing is left out of the information that may be necessary to insure that it validly represents underlying events and conditions was violated (FASB Statement of Concepts No. 2, ¶ 79); and

(h) The principle that conservatism be used as a prudent reaction to uncertainty to try to ensure that uncertainties and risks inherent in business situations are adequately considered was violated. The best way to avoid injury to investors is to try to ensure that what is reported represents what it purports to represent (FASB Statement of Concepts No. 2, ¶¶ 95, 97).

76. Further, the undisclosed adverse information is the type of information which, because of SEC regulations, regulations of the national stock exchanges and customary business practice, is expected by investors and securities analysts to be disclosed and is known by corporate officials and their legal and financial advisors to be the type of information which is expected to be and must be disclosed.

PRICEWATERHOUSECOOPERS' PARTICIPATION IN THE FALSE E AND DEFECTIVE REGISTRATION STATEMENTS AND PROSPECTUSES

77. PwC, a firm of certified public accountants, was engaged by MK Select to provide independent auditing and accounting services for the Select Funds. PwC provided auditing services to MK Select regarding MK Select's annual and semi-annual reports for the Select Funds filed with the SEC, which falsely overstated the Select Funds' valuation of their assets. PwC examined and opined on the financial statements of the High Income Fund, the Intermediate Fund and the Short Term Fund. PwC further provided auditing services to the RHY Fund regarding the RHY Fund's annual and quarterly reports filed with the SEC, which falsely overstated the fund's valuation of its assets. PwC examined and opined on the financial statements of the RHY Fund.

78. In connection with its audit and review of the Funds' finances and operations, PwC had virtually unlimited access to information in the companies' books and records:

- PwC was present at Morgan Keegan's headquarters and key operating divisions frequently between 2001 and 2007.
- PwC regularly communicated with top management of Morgan Keegan and Morgan Asset, including the Individual Defendants, via face-to-face meetings and telephone calls.
- PwC had frequent conversations with management and employees about the Funds' operations and financial statements.

79. PwC reviewed the quarterly and year-end results of the Funds, advised and/or opined upon the accuracy and bona fides of the Funds' financial filings and had intimate

knowledge of the nature of the Funds' business and operations. PwC also attended the meetings and advised MK Select and the RHY Fund in connection with the existing internal financial and accounting controls. As a result of its intimate knowledge of the Funds' business and operations, PwC knew or should have known about the misstatement of the Funds' investment valuations.

80. PwC consented to the inclusion of its unqualified opinions on the Funds' financial statements, including their annual reports filed with the SEC, which reports PwC knew, or should have known, were materially false. Despite PwC's duty to exercise reasonable care and competence in performing its services to the Funds by allowing the overstatement in asset valuation, the Boards of Directors refused to terminate PwC as the "independent" auditor.

81. With respect to the Select Funds' financial statements for the fiscal year ending June 30, 2004, PwC represented, in a report dated August 16, 2004, included in MK Select's N-CSR filing on September 3, 2004, the following:

> In our opinion, the accompanying statements of assets and liabilities, including the schedules of investments, and the related statements of operations and of changes in net assets and the financial highlights present fairly, in all material respects, the financial position of Regions Morgan Keegan Select Intermediate Bond Fund and Regions Morgan Keegan Select High Income Fund (funds within Morgan Keegan Select Fund, Inc., hereafter referred to as the "Funds") at June 30, 2004, the results of each of their operations for the year then ended, the changes in each of their net assets for each of the two years in the period then ended and the financial highlights for each of the three years in the period then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements and financial highlights (hereafter referred to as "financial statements") are the responsibility of the Funds' management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States), which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of

> securities at June 30, 2004 by correspondence with the custodian and brokers, provide a reasonable basis for our opinion. The financial highlights for each of the fiscal periods presented on and prior to June 30, 2001 were audited by other auditors whose report, dated July 27, 2001, expressed an unqualified opinion on those statements.

82. PwC further issued an unqualified opinion for the fiscal year ending June 30, 2005, in an opinion dated August 19, 2005, included in MK Select's N-CSR filing on September 8, 2005. PwC's opinion related to the financial statements for the High Income Fund, the Intermediate Fund and the Short Term Fund.

83. PwC further issued an unqualified opinion for the Select Funds for the fiscal year ending June 30, 2006, in an opinion dated August 21, 2006, included in MK Select's N-CSR filing on September 6, 2006.

84. Additionally with respect to the Select Funds' financial statements for the fiscal year ending June 30, 2004, PwC represented, in a report dated August 16, 2004, included in MK Select's NSAR[2] filing on August 30, 2004, the following:

> In planning and performing our audit of the financial statements of Morgan Keegan Select Funds, Inc. (hereafter referred to as the "Company") for the period ended June 30, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and to comply with the requirements of Form N-SAR, not to provide assurance on internal control.
>
> The management of the Company is responsible for establishing and maintaining internal control. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls. Generally, controls that are relevant to an audit pertain to the entity's objective of preparing financial statements for external purposes that are fairly presented in conformity with generally accepted accounting principles. Those controls include the safeguarding of assets against unauthorized acquisition, use or disposition.

[2] SEC Form NSAR is an Annual Report for registered management investment companies. It is filed on a semi-annual basis.

> Because of inherent limitations in internal control, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.
>
> Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the Public Company Accounting Oversight Board (United States). A material weakness, for purposes of this report, is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control and its operation, including controls for safeguarding securities that we consider to be material weaknesses as defined above as of June 30, 2004.

85. PwC further issued a similar opinion concerning MK Select's internal controls for the fiscal year ending June 30, 2005, in an opinion dated August 19, 2005, included in MK Select's NSAR filing on August 30, 2005.

86. PwC further issued a similar opinion concerning MK Select's internal controls for the fiscal year ending June 30, 2006, in an opinion dated August 21, 2006, included in MK Select's NSAR filing on August 30, 2006.

87. The financial statements including the footnote disclosures contained in the Select Funds' annual reports were incorporated by reference into the post-effective amendments to the Registration Statement and Prospectus. PwC consented to the incorporation of its reports into the amendments to the Registration Statement.

88. With respect to the RHY Fund's financial statements, PwC made similar representations concerning the RHY Fund's financial statements, issuing unqualified opinions as to the fund's financial statements and attesting to the fund's internal controls. PwC further

consented to its opinions being incorporated by reference into the RHY Fund Registration Statement and Prospectus.

89. PwC's report represented its audit was in conformity with the PCAOB. Had PwC actually performed the audit according to PCAOB standards, the deterioration in the value of the investments would have been evident such that an unqualified report could not have been issued. It would have been evident that the Funds' financial statements and associated information were materially false and misleading because, among other things, they were not prepared in accordance with GAAP. Nevertheless, PwC provided unqualified opinions that the Funds' financial statements were valid and accurate.

90. PwC's failure to adequately perform its audit procedures to identify the improprieties alleged herein and its failure to report the problems permitted the accounting irregularities and improprieties to continue, leading to false and misstated financial statements. Due to PwC's false statements and failure to identify and modify its reports to identify the Funds' false financial reporting, PwC violated the following GAAS standards:

(a) The first general standard is that the audit should be performed by persons having adequate technical training and proficiency as auditors.

(b) The second general standard is that the auditors should maintain an independence in mental attitude in all matters relating to the engagement.

(c) The third general standard is that due professional care is to be exercised in the performance of the audit and preparation of the report.

(d) The first standard of field work is that the audit is to be adequately planned and that assistants should be properly supervised.

(e) The second standard of field work is that the auditor should obtain a sufficient understanding of internal controls so as to plan the audit and determine the nature, timing and extent of tests to be performed.

(f) The third standard of field work is that sufficient, competent, evidential matter is to be obtained to afford a reasonable basis for an opinion on the financial statements under audit.

(g) The first standard of reporting is that the report state whether the financial statements are presented in accordance with GAAP.

(h) The second standard of reporting is that the report shall identify circumstances in which GAAP has not been consistently observed.

(i) The third standard of reporting is that informative disclosures are regarded as reasonably adequate unless otherwise stated in the report.

(j) The fourth standard of reporting is that the report shall contain an expression of opinion or the reasons why an opinion cannot be expressed.

COUNT I
Violations of Section 11 of the 1933 Act
Against All Defendants

91. Plaintiffs incorporate ¶¶ 1-90 by reference.

92. This Count is brought pursuant to § 11 of the 1933 Act, 15 U.S.C. § 77k, on behalf of the Class, against all defendants.

93. The Registration Statements for the offerings were inaccurate and misleading, contained untrue statements of material facts, omitted to state other facts necessary to make the statements made not misleading, and omitted to state material facts required to be stated therein.

94. MK Select is the registrant for the High Income Fund, the Intermediate Fund and the Short Term Fund. The RHY Fund is the registrant for itself. The defendants named herein were responsible for the contents and dissemination of the Registration Statements.

95. As issuer of the shares, MK Select and the RHY Fund are strictly liable to plaintiffs and the Class for the misstatements and omissions.

96. None of the defendants named herein made a reasonable investigation or possessed reasonable grounds for the belief that the statements contained in the Registration Statements were true and without omissions of any material facts and were not misleading.

97. By reasons of the conduct herein alleged, each defendant violated, and/or controlled a person who violated, § 11 of the 1933 Act.

98. Plaintiffs acquired the Funds' shares pursuant to the Registration Statements.

99. Plaintiffs and the Class have sustained damages. The value of the Funds' shares has declined substantially subsequent to and due to defendants' violations.

100. At the times plaintiffs purchased the Funds' shares, plaintiffs and other members of the Class were without knowledge of the facts concerning the wrongful conduct alleged herein and could not have reasonably discovered those facts prior to July 13, 2007. Less than one year has elapsed from the time that plaintiffs discovered or reasonably could have discovered the facts upon which this complaint is based to the time that plaintiffs filed this Complaint. Less than three years has elapsed between the time that the securities upon which this Count is brought were offered to the public and the time a complaint was filed alleging the violations.

COUNT II
Violations of Section 12(a)(2) of the 1933 Act
Against All Defendants

101. Plaintiffs incorporate ¶¶ 1-100 by reference.

102. This Count is brought pursuant to § 12(a)(2) of the 1933 Act on behalf of the Class,

against all defendants.

103. Defendants were sellers and offerors and/or solicitors of purchasers of the shares offered pursuant to the Select Funds and RHY Fund Prospectuses.

104. The High Income Fund, the Intermediate Fund and the Short Term Fund Prospectuses and the RHY Fund Prospectus contained untrue statements of material facts, omitted to state other facts necessary to make the statements made not misleading, and omitted to state material facts required to be stated therein. The Individual Defendants' actions of solicitation included participating in the preparation of the false and misleading Prospectuses and participating in road shows to market the Funds to investors.

105. Defendants owed to the purchasers of the Funds' shares, including plaintiffs and other Class members, the duty to make a reasonable and diligent investigation of the statements contained in the offering materials, including the Select Funds Prospectuses and the RHY Fund Prospectus, contained therein, to ensure that such statements were true and that there was no omission to state a material fact required to be stated in order to make the statements contained therein not misleading. Defendants in the exercise of reasonable care should have known of the misstatements and omissions contained in the offering materials as set forth above.

106. Plaintiffs and other members of the Class purchased or otherwise acquired the Funds' shares pursuant and/or traceable to the defective Select Funds Prospectuses and RHY Fund Prospectus. Plaintiffs did not know, or in the exercise of reasonable diligence could not have known, of the untruths and omissions contained in the Prospectuses.

107. Plaintiffs, individually and representatively, hereby offer to tender to defendants those securities which plaintiffs and other Class members continue to own, on behalf of all members of the Class who continue to own such securities, in return for the consideration paid for

those securities together with interest thereon. Class members who have sold their Funds shares are entitled to rescissory damages.

108. By reason of the conduct alleged herein, these defendants violated, and/or controlled a person who violated, § 12(a)(2) of the 1933 Act. Accordingly, plaintiffs and members of the Class who hold the Funds' shares purchased in the offerings have the right to rescind and recover the consideration paid for their shares and hereby elect to rescind and tender their shares to the defendants sued herein. Plaintiffs and Class members who have sold their shares are entitled to rescissory damages.

COUNT III
Violations of Section 15 of the 1933 Act
Against the Individual Defendants

109. Plaintiffs incorporate ¶¶ 1-108 by reference.

110. This Count is brought pursuant to § 15 of the 1933 Act against the Individual Defendants.

111. Each of the Individual Defendants was a control person of the Funds by virtue of their positions as a director and/or senior officer of the Funds. The Individual Defendants each had a series of direct and/or indirect business and/or personal relationships with other directors and/or officers and/or major shareholders of the Funds.

112. Each of the Individual Defendants was a culpable participant in the violations of §§ 11 and 12(a)(2) of the 1933 Act as alleged in Counts I and II above, based on their having signed the Registration Statements and having otherwise participated in the process which allowed the Funds' offerings to be successfully completed.

CLASS ACTION ALLEGATIONS

113. Plaintiffs bring this action as a class action pursuant to Rule 23 of the Federal Rules

of Civil Procedure on behalf of all persons who, during the period December 6, 2004 through November 7, 2007, purchased or otherwise acquired shares of the Select Funds and the RHY Fund pursuant and/or traceable to the false and misleading Registration Statements and Prospectuses and who were damaged thereby (the "Class"). Excluded from the Class are defendants.

114. The members of the Class are so numerous that joinder of all members is impracticable. The disposition of their claims in a class action will provide substantial benefits to the parties and the Court. The Funds have tens of millions of shares outstanding, owned by hundreds if not thousands of persons.

115. There is a well-defined community of interest in the questions of law and fact involved in this case. Questions of law and fact common to the members of the Class which predominate over questions which may affect individual Class members include:

(a) whether the 1933 Act was violated by defendants;

(b) whether statements made by defendants to the investing public in the Registration Statements misrepresented material facts about the Funds;

(c) whether defendants concealed the Funds' exposure to mortgage related investments made by defendant Kelsoe; and

(d) the extent of damage sustained by Class members and the appropriate measure of damages.

116. Plaintiffs' claims are typical of those of the Class because plaintiffs and the Class sustained damages from defendants' wrongful conduct.

117. Plaintiffs will adequately protect the interests of the Class and have retained counsel who are experienced in class action securities litigation. Plaintiffs have no interests which conflict with those of the Class.

118. A class action is superior to other available methods for the fair and efficient adjudication of this controversy.

PRAYER FOR RELIEF

WHEREFORE, plaintiffs pray for judgment as follows:

A. Declaring this action to be a proper class action pursuant to Fed. R. Civ. P. 23;

B. Awarding plaintiffs and the members of the Class damages, including interest;

C. Awarding rescission or a rescissory measure of damages;

D. Awarding plaintiffs' reasonable costs and attorneys' fees; and

E. Awarding such equitable/injunctive or other relief as the Court may deem just and proper.

JURY DEMAND

Plaintiffs demand a trial by jury.

DATED: February 4, 2008.

/s/ Martin W. Zummach
Martin W. Zummach, TN BPR 16352
Sparkman-Zummach P.C. Law Firm
P.O. Box 382683
Germantown, Tennessee 38183-2683
Telephone: (901) 757-4838
Facsimile: (662) 349-6800
E-mail: martin@sparkman-zummach.com

John J. Carey
Michael J. Flannery
Carey & Danis, L.L.C.
8235 Forsyth Blvd. Suite 1100
St. Louis, Missouri 63105
Telephone: (314) 725-7700
Facsimile: (314) 721-0905
E-mail: JCarey@careydanis.com
E-mail: MFlannery@careydanis.com

Martin D. Chitwood

Gregory E. Keller
Robert W. Killorin
Michael R. Peacock
Chitwood Harley Harnes LLP
1230 Peachtree Street, NE
Promenade II, Suite 2300
Atlanta, Georgia 30309
Telephone: (404) 873-3900
Facsimile: (404) 876-4476
E-mail: MChitwood@chitwoodlaw.com
E-mail: GKeller@chitwoodlaw.com
E-mail: RKillorin@chitwoodlaw.com
E-mail: MPeacock@chitwoodlaw.com

Attorneys for Plaintiffs

811-0651
40-33
pt 5 of 5

UNITED STATES DISTRICT COURT
WESTERN DISTRICT OF TENNESSEE
WESTERN DIVISION

ELIZABETH P. WILLIS and SAM H. PEARSON, Individually and On Behalf of All Others Similarly Situated, Plaintiffs, vs. MORGAN KEEGAN & COMPANY, INC., MORGAN ASSET MANAGEMENT, INC., REGIONS FINANCIAL CORPORATION, MORGAN KEEGAN SELECT FUND, INC., RMK MULTI-SECTOR HIGH INCOME FUND, INC., MK HOLDING, INC., CARTER E. ANTHONY, ALLEN B. MORGAN, JR., JOSEPH C. WELLER, JAMES STILLMAN R. McFADDEN, ARCHIE W. WILLIS, III, MARY S. STONE, W. RANDALL PITTMAN, J. KENNETH ALDERMAN, BRIAN B. SULLIVAN, J. THOMPSON WELLER, CHARLES D. MAXWELL, JAMES C. KELSOE, JR., DAVID H. TANNEHILL, MICHELE F. WOOD, JACK R. BLAIR, ALBERT C. JOHNSON and PRICEWATERHOUSECOOPERS LLP, Defendants.	Civil Action No. **CLASS ACTION** **COMPLAINT FOR VIOLATION OF THE FEDERAL SECURITIES LAWS** **DEMAND FOR JURY TRIAL**

INTRODUCTION

1. This is a securities class action on behalf of all persons who purchased or otherwise acquired the shares of certain mutual funds offered by Morgan Keegan Select Fund Inc. ("MK Select"), including the Regions Morgan Keegan Select High Income Fund (the "High Income Fund"), the Regions Morgan Keegan Select Intermediate Fund (the "Intermediate Fund") and the Regions Morgan Keegan Select Short Term Bond Fund (the "Short Term Fund") (collectively the "Select Funds"), or shares of the RMK Multi-Sector High Income Fund, Inc. (the "RHY Fund") (hereinafter the Select Funds and the RHY Fund are collectively referred to as the "Funds"), pursuant and/or traceable to MK Select's and the RHY Fund's false and misleading Registration Statements and Prospectuses, against the Funds' registrants, the Funds' administrator, Morgan Keegan & Company, Inc. ("Morgan Keegan"), and the Funds' adviser, Morgan Asset Management, Inc., and certain of Morgan Keegan's officers and/or directors for violations of the Securities Act of 1933 ("1933 Act").

2. MK Select is an open-ended management investment company. It consists of three portfolios which invest in fixed income securities, each with its own investment objectives. Each of these portfolios offers three classes of shares: Class A shares, Class C shares and Class I shares. The portfolios are as follows:

(a) High Income Fund – This fund was initially an open-ended fund but was subsequently closed to new investors as of November 1, 2005. This fund seeks a high level of income by investing in below investment grade bonds (commonly referred to as "junk bonds"); capital growth is a secondary consideration. It invests primarily in junk bonds. The types of securities the High Income Fund may purchase include corporate bonds, mortgage-backed and asset-backed securities and other structured finance vehicles, convertible debt securities, U.S. government securities and municipal and foreign government obligations. The fund may invest up to 15% of its total assets in foreign debt and foreign equity securities and up to 25% of its total assets in domestic equity securities, including common and preferred stocks. Such securities may include common stocks of real estate investment trusts and utilities. The average effective maturity of the fund's portfolio will generally be between three and fifteen years.

(b) Intermediate Fund – This is an open-ended fund. This fund seeks a high level of income by investing in intermediate maturity, investment grade bonds; capital growth is a secondary consideration. It invests primarily in investment grade bonds. The type of securities that the Intermediate Fund may purchase include U.S. government securities, corporate bonds, debentures, notes, preferred stock, mortgage-backed and other asset-backed securities. The fund may also invest up to 35% of its assets in below investment grade bonds, convertible securities and common stocks. The average effective maturity of the fund's portfolio will generally be between three and ten years.

(c) Short Term Fund – This is an open-ended fund. This fund seeks a high level of current income consistent with preservation of capital. It invests primarily in investment grade bonds. The types of securities that the Short Term Fund may purchase include bonds of U.S. corporate and governmental issuers, U.S. dollar-denominated bonds of foreign issuers, mortgage-backed and other asset-backed securities, and preferred stock. The fund may also invest in collateralized mortgage obligations, repurchase agreements, adjustable rate securities and payable in-kind bonds. The average effective maturity of the fund's portfolio will generally be three years or less.

3. RHY Fund – This is a closed-ended fund. This fund operates as a diversified, closed-end investment company seeking a high level of current income with capital appreciation as a secondary investment objective. The RHY Fund invests in a wide range of debt securities, including corporate bonds, mortgage-backed and asset-backed securities, convertible debt securities, distressed

securities, including securities of companies in bankruptcy reorganization proceedings or otherwise in the process of debt restructuring, U.S. government and municipal obligations and foreign government obligations, and invests up to 30% of its total assets in equity securities of both domestic and foreign issuers and up to 15% of its total assets in a combination of foreign debt and foreign equity securities.

4. Morgan Asset Management, Inc. ("Morgan Asset" or the "Adviser") is the investment adviser to the Funds. The Adviser is an affiliate of Morgan Keegan, a regional investment banking, securities brokerage, trust and asset management firm.

5. Part of the Funds' portfolios have been invested in collateralized debt obligations ("CDOs"), including CDOs backed by subprime mortgages to higher-risk borrowers. CDOs are a type of asset-backed security and structured credit product. CDOs repackage bonds, mortgages and other assets into new securities and then use the income from the underlying debt to pay investors. CDOs are secured or backed by a pool of bonds, loans or other assets, where investors buy slices classified by varying levels of debt or credit risk.

6. Mutual funds are required to value their portfolios everyday in order to determine the appropriate share value. For securities that trade on an open market exchange, the fair market value of the securities would simply involve the closing price of the security on a given day. Nonetheless, when more exotic securities like CDOs are involved it is a much more complex process because they do not trade on an exchange making determining the valuation of the securities a more difficult process.

7. For years, shares of the Funds traded within narrow ranges. Then in early March 2007, as the subprime crisis began to emerge, the Funds began to trend lower as the market learned of their exposure to the subprime market. Nonetheless, the shares of the Funds continued to trade at artificially inflated prices as the full extent of the Funds' exposure had not yet been revealed.

8. As late as the summer of 2007, as the housing and credit crisis deepened, MK Select and the RHY Fund continued to play down and conceal the Funds' growing exposure to the problems in the subprime market. As a result of these positive but false statements, the Funds' shares continued to be artificially inflated.

9. Beginning in early July 2007, the Funds began to acknowledge serious problems in their portfolios related to the Funds' exposure to the subprime market and began to reveal important and detailed portfolio information. MK Select and the RHY Fund further acknowledged that the Funds were having difficulty determining the fair value of many of their assets due to the illiquid nature of many of the assets held by the Funds and further admitted that it was necessary for the Funds to retain a consultant in order to determine the fair value.

10. Finally, on November 7, 2007, Portfolio Manager James C. Kelsoe ("Kelsoe") wrote a letter to investors, stating in part:

> Since my last communication on August 10, 2007 the credit markets have remained under pressure as spreads continue to widen, and economic uncertainty, driven by the deteriorating housing market and high energy prices, weighs on investors minds. Over recent weeks the major rating agencies have cut ratings on various investments backed by mortgages as the housing picture becomes more and more uncertain. Also, during the last few weeks many investment banks and commercial banks have taken large write downs of their real estate related holdings to reflect these deteriorating conditions.
>
> Certainly some sectors have been more affected than others; one example in the headlines are CDO's. A key component that drives CDO pricing is the likelihood that future cash flows will continue to be received by various credit layers of the CDO in a timely manner. Certain events, such as downgrades, can cause a CDO manager or trustee to view the likelihood of cash flows to be lower than previously expected. This potential loss of cash flow to the lower-rated tranches will obviously be a catalyst for weaker prices of the bonds from these tranches. And when these events take place in an already illiquid market, such as the current one, the downward pressure on market pricing is considerably magnified.
>
> With all this as a backdrop, our portfolios have been pressured across the board. Many of our holdings are in the form of structured finance created with real-estate related securities as collateral; other areas of structured finance categories include corporate bonds and loans, equipment leases and commercial real estate. Even the asset classes that are performing well have been severely devalued due to

the CDO packaging. We have no crystal ball of what the future holds but continue to diligently manage the portfolios in the difficult environment.

In an effort to publish information beneficial to our shareholders in this uncertain time below we have provided information to general questions related to the funds:

What exactly do you invest in?

Our investment objectives are clearly stated in the prospectus of each fund, but in general, we have always invested a large portion of our portfolios in "structured finance" fixed income securities. Without going into great detail explaining structured finance, it is a fair assumption to say the weakness in the portfolios relates to this area of investment. A large portion of structured finance securities are created with mortgage related securities as the underlying collateral. In the current market, uncertainty regarding real estate has caused these securities to decline in value. To compound the problem the secondary market in which these securities trade has become very illiquid. The primary market makers in this space had been the large "wire house" broker/dealers. In the current environment the dealers are long (own) enormous amounts of these deals that they are still trying to sell. Suffice it to say, the main participants in the secondary market are all sellers at this point.

The net asset values of the funds appear to decline everyday. Can you explain?

Part of the explanation is in our answer above. The worries regarding the real estate market are weighing on the perceived value of the securities we hold. The illiquidity of the secondary market for many of the securities we hold also is a contributing factor to the declining net asset value. Like all financial markets there must be a buyer for every seller. In the current market, many of the normal dealers (many have been in the news taking write-downs on their balance sheets) that typically provide the trading liquidity of these securities are no longer providing such liquidity. In many cases where there is no trading activity, bonds fall into a vacuum and are valued based on models projecting future cash flows. There are no optimistic projections at this time!

* * *

How much of the portfolio's are related to subprime?

Below is the actual exposure to subprime mortgage related investments for each portfolio as of September 30, 2007:

MKHIX	MKIBX	MSTBX	RMH	RSF	RMA	RHY
14.1%	16.9%	5.1%	8.4%	10.4%	10.5%	11.4%

11. As a result of these disclosures, the price of the Select Funds' shares collapsed. The High Income Fund Class A shares closed at $4.53 per share on November 8, 2007, a decline of 51%

from early July 2007. Likewise, the Intermediate Fund Class A shares closed at $5.88 per share on November 8, 2007, a decline of 38% from early July 2007. Additionally, the Short Term Fund Class A shares closed at $8.84 per share on November 8, 2007, a decline of 12% from early August 2007.

12. Prior to any negative disclosures, each of these funds traded within a narrow band. From December 2004 through early March 2007, the High Income Fund traded between $10.10 per share and $10.83 per share with an average trading price of $10.35 per share. In contrast, by the end of November 2007, the fund closed at $3.91 per share. Likewise, the Intermediate Fund traded between $9.81 per share and $10.11 per share with an average trading price of $9.93 per share during this same period, while in contrast, by the end of November 2007, the fund closed at $5.06 per share. Additionally, from December 2004 through early March 2007, the Short Term Fund traded between $9.96 per share and $10.17 per share with an average trading price of $10.04 per share. In contrast, by the end of November 2007, the fund closed at $8.54 per share. Note the following charts:

Regions MK Select High Income Fund
December 2, 2004 to December 13, 2007


$12.00
$11.00
$10.00
$9.00
$8.00
$7.00
$6.00
$5.00
$4.00
$3.00
Dollars Per Share
Class A
Class C
Class I
12/02/2004
03/14/2005
06/22/2005
09/29/2005
01/09/2006
04/19/2006
07/27/2006
11/03/2006
02/15/2007
05/25/2007
09/04/2007
12/11/2007

Regions MK Select Intermediate Bond Fund
December , 2004 to December 13, 2007


$11.00
$10.00
$9.00
$8.00
$7.00
$6.00
$5.00
$4.00
Dollars Per Share
Class A
Class C
Class I
12/02/2004
03/11/2005
06/20/2005
09/26/2005
01/03/2006
04/11/2006
07/19/2006
10/25/2006
02/05/2007
05/14/2007
08/20/2007
11/26/2007


Regions MK Select Short Term Bond Fund
December 1, 2004 to December 13, 2007
Dollars Per Share
$10.50
$10.00
$9.50
$9.00
$8.50
$8.00
Class A
Class C
Class I
12/01/2004
03/11/2005
06/20/2005
09/27/2005
01/05/2006
04/17/2006
07/25/2006
11/01/2006
02/13/2007
05/23/2007
08/30/2007
12/07/2007

13. As a result of the November 7, 2007 disclosures, the price of the RHY Fund shares also collapsed. The RHY Fund shares closed at $5.41 per share on November 8, 2007, a decline of 63% from early July 2007.

14. Similar to the Select Funds, prior to any negative disclosures, the RHY Fund traded within a narrow band. From January 2006 through early March 2007, the RHY Fund traded between $15.45 per share and $17.75 per share with an average trading price of $16.37 per share. In contrast, by the end of November 2007, the fund closed at $5.93 per share. Note the following chart:


RHY Fund
Dollars Per Share
20
15
10
5
0
01/19/2006
04/17/2006
07/12/2006
10/05/2006
01/03/2007
03/30/2007
06/26/2007
09/20/2007
12/14/2007

15. The true facts which were omitted from the Registration Statements/Prospectuses were as follows:

(a) The Funds lacked adequate controls and hedges to minimize the risk of loss from mortgage delinquencies which affected a large part of their portfolios;

(b) The Funds' portfolios were materially misstated due to their failure to properly value CDOs;

(c) The Funds' valuation of underlying assets was misstated;

(d) The extent of the Funds' liquidity risk due to the illiquid nature of a large portion of the Funds' portfolios was omitted;

(e) The extent of the Funds' risk exposure to mortgage-backed assets was misstated; and

(f) The extent to which the Funds' portfolios were subject to fair value procedures was misstated.

JURISDICTION AND VENUE

16. The claims asserted herein arise under and pursuant to §§11, 12(a)(2) and 15 of the 1933 Act [15 U.S.C. §§77k, 77l(a)(2) and 77o].

17. This Court has jurisdiction over the subject matter of this action pursuant to 28 U.S.C. §1331 and §22 of the 1933 Act.

18. Venue is proper in this District pursuant to 28 U.S.C. §1391(b), because the defendants maintain an office in this District and many of the acts and practices complained of herein occurred in substantial part in this District.

19. In connection with the acts alleged in this complaint, defendants, directly or indirectly, used the means and instrumentalities of interstate commerce, including, but not limited to, the mails, interstate telephone communications and the facilities of the national securities markets.

THE PARTIES

20. (a) Plaintiff Elizabeth P. Willis purchased Intermediate Fund shares as described in the attached certification and was damaged thereby.

(b) Plaintiff Sam H. Pearson purchased RHY Fund and Intermediate Fund shares as described in the attached certification and was damaged thereby.

21. Defendant Morgan Keegan & Company, Inc. ("Morgan Keegan") is a regional investment banking, securities brokerage, trust and asset management firm. Morgan Keegan is, and at all relevant times was, the Funds' administrator. Defendant Morgan Keegan acts as the investment and securities brokerage, trust and asset management division of defendant Regions Financial Corporation.

22. Defendant Morgan Asset is, and at all relevant times, was, Adviser and manager to the Funds.

23. Defendant Regions Financial Corporation ("Regions") is one of the nation's largest full-service providers of consumer and commercial banking, trust, securities brokerage, mortgage and insurance products and services. Regions marketed, offered and sold shares of the Funds.

24. Defendant MK Holding, Inc. ("Holding"), is a wholly owned subsidiary of Regions.

25. Defendant MK Select is, and at all relevant times was, a diversified open-end investment company managed by Morgan Asset.

26. Defendant RHY Fund is a diversified closed-end management investment company, which primarily invests in debt securities and equity securities. RHY Funds' portfolio of investments include investments in corporate bonds, home equity loans, commercial loans, franchise loans, equipment leases, manufactured housing, common stock, CDOs, certificate-backed obligations, collateralized mortgage obligations, and government agency securities.

27. Defendant Carter E. Anthony ("Anthony") was a director, President and Chief Executive Officer ("CEO") of MK Select until November 2006. Additionally, Anthony was President and Chief Investment Officer of Morgan Asset. Defendant Anthony signed the post-effective amendments to the Select Funds' Registration Statement and Prospectus on the following dates: October 29, 2003, September 10, 2004, October 28, 2004, November 23, 2004, December 13, 2004, February 11, 2005, September 1, 2005, October 31, 2005 and August 31, 2006. Furthermore, Anthony signed the Registration Statement and Prospectus for the RHY Fund.

28. Defendant Allen B. Morgan, Jr. ("Morgan") founded Morgan Keegan in 1969. Morgan is, and at all relevant times was, a director of the Company, and was Chairman of the Board of Morgan Keegan and Vice Chairman of Regions. Defendant Morgan signed the pre-effective amendment to the Select Funds' Registration Statement dated January 21, 1999. Defendant Morgan signed the post-effective amendments to the Select Funds' Registration Statement and Prospectus on the following dates: October 28, 1999, June 6, 2000, June 30, 2000, August 17, 2000, August 18,

2000, August 25, 2000, October 30, 2000, November 7, 2000, October 26, 2001, October 28, 2002, October 29, 2003, September 10, 2004, October 28, 2004, November 23, 2004, December 13, 2004, February 11, 2005, September 1, 2005, October 31, 2005, August 31, 2006, October 30, 2006 and October 29, 2007. Furthermore, Morgan signed the Registration Statement and Prospectus for the RHY Fund.

29. Joseph C. Weller ("Weller") co-founded Morgan Keegan. Weller was, at all relevant times, Vice Chairman of Morgan Keegan and Treasurer of the Funds until November 2006. Weller also served as Chief Financial Officer ("CFO") of Morgan Keegan, Vice President, CFO and Treasurer of MK Select, and was responsible for the Funds' false statements. Defendant Weller signed the pre-effective amendment to the Select Funds' Registration Statement dated January 21, 1999. Defendant Weller signed the post-effective amendments to the Select Funds' Registration Statement and Prospectus on the following dates: October 28, 1999, June 6, 2000, June 30, 2000, August 17, 2000, August 18, 2000, August 25, 2000, October 30, 2000, November 7, 2000, October 26, 2001, October 28, 2002, October 29, 2003, September 10, 2004, October 28, 2004, November 23, 2004, December 13, 2004, February 11, 2005, September 1, 2005, October 31, 2005, August 31, 2006, October 30, 2006 and October 29, 2007. Furthermore, Weller signed the Registration Statement and Prospectus for the RHY Fund.

30. Defendant James Stillman R. McFadden ("McFadden") was, at all relevant times, a director of the Company. Defendant McFadden signed the pre-effective amendment to the Select Funds' Registration Statement dated January 21, 1999. Defendant McFadden signed the post-effective amendments to the Select Funds' Registration Statement on the following dates: October 28, 1999, June 6, 2000, June 30, 2000, August 17, 2000, August 18, 2000, August 25, 2000, October 30, 2000, November 7, 2000, October 26, 2001, October 28, 2002, October 29, 2003, September 10, 2004, October 28, 2004, November 23, 2004, December 13, 2004, February 11, 2005, September 1,

2005, October 31, 2005, August 31, 2006, October 30, 2006 and October 29, 2007. Furthermore, McFadden signed the Registration Statement and Prospectus for the RHY Fund.

31. Defendant Archie W. Willis, III ("Willis") is, and at all relevant times was, a director of MK Select. Defendant Willis signed the post-effective amendments to the Select Funds' Registration Statement and Prospectus on the following dates: October 28, 1999, June 6, 2000, June 30, 2000, August 17, 2000, August 18, 2000, August 25, 2000, October 30, 2000, November 7, 2000, October 26, 2001, October 28, 2002, October 29, 2003, September 10, 2004, October 28, 2004, November 23, 2004, December 13, 2004, February 11, 2005, September 1, 2005, October 31, 2005, August 31, 2006, October 30, 2006 and October 29, 2007. Furthermore, Willis signed the Registration Statement and Prospectus for the RHY Fund.

32. Defendant Mary S. Stone ("Stone") is, and at all relevant times was, a director of MK Select. Defendant Stone signed the post-effective amendments to the Select Funds' Registration Statement and Prospectus on the following dates: October 29, 2003, September 10, 2004, October 28, 2004, November 23, 2004, December 13, 2004, February 11, 2005, September 1, 2005, October 31, 2005, August 31, 2006, October 30, 2006 and October 29, 2007. Furthermore, Stone signed the Registration Statement and Prospectus for the RHY Fund.

33. Defendant W. Randall Pittman ("Pittman") is, and at all relevant times was, a director of MK Select. Defendant Pittman signed the post-effective amendments to the Select Funds' Registration Statement and Prospectus on the following dates: October 28, 1999, June 6, 2000, June 30, 2000, August 17, 2000, August 18, 2000, August 25, 2000, October 30, 2000, November 7, 2000, October 26, 2001, October 28, 2002, October 29, 2003, September 10, 2004, October 28, 2004, November 23, 2004, December 13, 2004, February 11, 2005, September 1, 2005, October 31, 2005, August 31, 2006, October 30, 2006 and October 29, 2007. Furthermore, Pittman signed the Registration Statement and Prospectus for the RHY Fund.

34. Defendant J. Kenneth Alderman ("Alderman") is, and at all relevant times was, a director of MK Select. Additionally, Alderman has served as President of Regions Morgan Keegan Trust and CEO of Morgan Asset since 2002, and Executive Vice President of Regions since 2000. Defendant Alderman signed the post-effective amendments to the Select Funds' Registration Statement and Prospectus on the following dates: October 28, 1999, June 6, 2000, June 30, 2000, August 17, 2000, August 18, 2000, August 25, 2000, October 30, 2000, November 7, 2000, October 26, 2001, October 28, 2002, October 29, 2003, September 10, 2004, October 28, 2004, November 23, 2004, December 13, 2004, February 11, 2005, September 1, 2005, October 31, 2005, August 31, 2006, October 30, 2006 and October 29, 2007. Furthermore, Alderman signed the Registration Statement and Prospectus for the RHY Fund.

35. Defendant Brian B. Sullivan ("Sullivan") has served as President and Chief Investment Officer of Morgan Asset since 2006. Defendant Sullivan signed the post-effective amendment to the Select Funds' Registration Statement and Prospectus dated October 29, 2007.

36. Defendant J. Thompson Weller ("JT Weller") is, and at all relevant times was, Managing Director and Controller of Morgan Keegan. JT Weller has served in this capacity since 2001. Previously, JT Weller served in various executive positions at Morgan Keegan since joining the company in 1992. Defendant JT Weller signed the post-effective amendment to the Select Funds' Registration Statement and Prospectus dated October 29, 2007.

37. Defendant Charles D. Maxwell ("Maxwell") has served as Executive Managing Director, CFO, Treasurer and Secretary of Morgan Keegan since 2006. Previously, Maxwell served in various executive positions with Morgan Keegan since joining the company in 1995. Defendant Maxwell signed the pre-effective amendment to the Select Funds' Registration Statement and Prospectus dated October 27, 1998.

38. Defendant James C. Kelsoe, Jr. ("Kelsoe") is, and at all relevant times was, Senior Portfolio Manager of the Funds and Morgan Asset.

39. Defendant David H. Tannehill ("Tannehill") is, and at all relevant times was, Portfolio Manager of the Select Funds and Morgan Asset.

40. Defendant Michele F. Wood ("Wood") is, and at all relevant times was, Chief Compliance Officer of the Funds, Chief Compliance Office of Morgan Asset and Senior Vice President of Morgan Keegan.

41. Defendant Jack R. Blair ("Blair") is, and at relevant times was, a director/trustee of the Funds since 2006. Defendant Blair signed the post-effective amendments to the Select Funds' Registration Statement and Prospectus on the following dates: August 31, 2006 and October 29. 2007. Blair signed the Registration Statement and Prospectus for the RHY Fund.

42. Defendant Albert C. Johnson ("Johnson") is, and at relevant times was, a director of the Funds since 2006. Defendant Johnson signed the post-effective amendments to the Select Funds' Registration Statement and Prospectus on the following dates: August 31, 2006 and October 29. 2007. Johnson signed the Registration Statement and Prospectus for the RHY Fund.

43. The defendants referenced above in ¶¶27-42 are referred to herein as the "Individual Defendants."

44. Defendant PricewaterhouseCoopers LLP ("PwC") is a firm of CPAs who provide industry-focused assurance, tax and advisory services for public and private clients primarily in four areas: corporate accountability; risk management; structuring and mergers and acquisitions; and performance and process improvement. PwC was engaged by the Funds to provide independent auditing and accounting services. As a result of the far-reaching scope of services provided by PwC and the close relationship with the Funds' management, PwC personnel were intimately familiar with the Funds' business, including MK Select's accounting for the valuation of the Funds' assets.

THE FALSE AND DEFECTIVE REGISTRATION STATEMENTS AND PROSPECTUSES

45. MK Select started the High Income Fund and the Intermediate Fund in March 1999. The Short Term Fund (formerly Regions Morgan Keegan Select LEADER Short Term Bond Fund) was started in January 2001 and became a part of the MK Select portfolio in February 2005. MK Select filed its initial prospectus included as part of an SEC Form N-1A Registration Statement on October 27, 1998, and on January 31, 1999 filed an amendment to the Registration Statement and Prospectus. The initial Registration Statement relating to the funds became effective May 22, 1999. Thereafter MK Select amended the Registration Statement and Prospectus on the following dates: October 28; 1999, June 6, 2000, June 30, 2000, August 17, 2000, August 18, 2000, August 25, 2000, October 30, 2000, November 7, 2000, October 26, 2001, October 28, 2002, October 29, 2003, September 10, 2004, October 28, 2004, November 23, 2004, December 13, 2004, February 11, 2005, September 1, 2005, October 31, 2005, August 31, 2006, October 30, 2006 and October 29, 2007.

46. On January 23, 2006, Morgan Keegan accomplished the offering of the RHY Fund, which raised $405 million for the closed-end fund managed by the Adviser. Morgan Keegan served as lead manager for the offering. The offering was accomplished pursuant to a Form N-2 Registration Statement and Prospectus.

47. MK Select's Registration Statement and amendments thereto did not provide detailed and adequate disclosures concerning the Funds' risks related to their exposure to mortgage-backed and asset-backed securities and the Funds' liquidity risk. Further, MK Select's financial results as contained in the Registration Statement and amendments thereto were materially false and misleading due to the Select Funds' failure to properly value many of their assets. Many of the Select Funds' assets were assets that did not trade on an open market exchange and thus had to be valued at fair value. Nonetheless, the Select Funds had difficulty determining the true fair value of many of their assets. Indeed, the CDOs and mortgage-backed securities could only be valued by

requesting bids from trading desks and defendants' supposed "good faith" valuations were not reflective of the underlying weakness in those assets.

48. The RHY Fund Registration Statement had similar omissions in that it did not provide proper disclosures and provided financial statements that were materially false and misleading due to their over-valuation of assets.

49. On July 13, 2007, Morgan Keegan hosted its "Annual Meeting for Shareholders of RMK Closed-End Funds," at which defendant Kelsoe made the following comments:

> The fiscal year ending March 31, 2007, proved to be a challenging year for the four closed-end funds (RMH, RSF, RMA and RHY). There were three key influences that impacted the overall performance of the funds.
>
> – Rising short term interest rates
>
> – Extremely tight spreads in credit markets
>
> – Volatility in sub-prime mortgage markets
>
> * * *
>
> Clearly the most dramatic factor impacting the last quarter was the volatility in the sub-prime mortgage market. As late as calendar year-end 2006, the sub-prime market appeared to be liquid and orderly. By mid-February, the outlook was getting shaky and, by March, the market underwent a tremendous shock as sub-prime, home equity, and all collateralized lending came under stress because of the slowing housing market. Much of what is now occurring in the mortgage-backed securities market is reminiscent of what occurred in the corporate bond market five to six years ago when the corporate implosions of Enron, WorldCom, HealthSouth, Adelphia and the like had a ripple effect throughout the entire corporate bond sector. Part of the sub-prime volatility is to be expected, but I believe the volatility has been exacerbated by the ABX index trading in connection with sub-prime bonds. We have seen dramatically wider spreads in all mortgage-related securities.
>
> * * *
>
> Our funds are unique to other closed-end funds as each have, since their inception, traded at substantial premiums over net asset value. A high premium to NAV, i.e. 20-30%, does increase the likelihood of market price volatility
>
> On the bright side, I am happy to tell you that earnings have improved since last year. Late last year our earnings were slightly below our dividend rate, but this year earnings are back up to and in some cases slightly above the dividend rate. We have been able to improve our earnings by redeploying cash in this buyer's market.

We have not experienced an elevated or unusually high level of defaults. With high yielding investing, some defaults are always to be expected. That is the nature of the types of investments we hold. We simply can not get a high dividend yield by buying Treasuries. Defaults have not been a problem thus far, cash flows continue to look promising, and earnings continue to come in at or above our expectations to date.

* * *

Have you experienced a higher than normal default rate on the securities in the funds' portfolios?

We have somewhere around a 2% default rate now in our portfolio – that is within a normal, expected range for a high yield portfolio. Today, Treasuries are yielding 5% while our funds are yielding 11-12%, so you should understand that we have to take some risks to create those levels of income.

* * *

Do you feel confident that dividends will remain at current levels?

I see our monthly cash flows, and we are earning the $0.14 dividend. During calendar year 2007, earnings have covered the dividend payouts, and I expect that to continue. The Board will meet next month to declare the dividends for September, October and November. While I can not tell you what will happen next month, I will say our earnings for the year are on track with expectations.

* * *

What opportunities do you see in the coming year?

Anytime you see an asset class sell off or run way up, it generally creates buying or selling opportunities. That's just the sort of situation we try to capitalize on.

More specifically, one area that has held up well but come under pressure as of late is the corporate sector. I see opportunity in some CDOs (collateralized debt obligations which may include any type of debt instrument). We will be looking at collateral that we are comfortable with, perhaps 2003, 2004, or even 2005 issues, but nothing in 2006 or later. Also, the 2001-2002 vintages are selling at substantial discounts to par. I think that much of the risk has now been priced in, so we are looking for corporate or secured loans in a CDO format that have gotten really beaten up.

50. Then, on August 10, 2007, Kelsoe wrote a letter to investors, stating in part:

Because the investment environment is changing so rapidly, I felt it appropriate to provide our shareholders with an update on the impact these conditions are having on the four RMK closed end funds, as well as the RMK Select High Income and Intermediate open end funds.

* * *

> In my opinion, the de-leveraging, or sell-off of securities, by hedge funds and other financial institutions has created an excessive supply of all types of fixed income securities. This oversupply has pressured the balance sheets of all of Wall Street such that bid/offer spreads have widened and liquidity has dramatically declined over the last 30 to 60 days. Not only is supply higher than demand, but it exceeds the capacity to take these fixed income securities. Additionally, the rating agencies' sudden and drastic actions in downgrading securities have exacerbated these problems by triggering covenant violations and margin calls and creating even more supply in a very thin market.

* * *

> Unlike stocks that trade openly on exchanges and whose value can easily be determined at any point of the day, mortgage-related securities and CDOs trade via individual bids and offers made on trading desks across Wall Street. As I mentioned earlier, the spreads between bid and offer prices continue to widen.
>
> The lower valuations are no longer just showing up in the sub-prime mortgage securities as we have seen the pressure move further up the credit ladder to impact even AAA-rated bonds. Every fixed income security is subject to being devalued in this market, without regard to credit quality. Even bonds which continue to meet their payment schedules are under pricing pressure now. Commercial and corporate credit are feeling the crunch, and it is even beginning to touch stock values.

51. On August 13, 2007, MK Select filed on behalf of the High Income Fund a supplement to its Prospectus dated November 1, 2006 on a Form 497 with the SEC. The supplement provided updated information concerning the liquidity and valuation of the fund's portfolio securities. The disclosure stated in part:

> Recent instability in the markets for fixed income securities, particularly mortgage-backed and asset-backed securities, has affected the liquidity of the Fund's portfolio. In addition, the Fund has experienced significant net redemptions of its shares. It is uncertain how long and to what extent these conditions will continue.
>
> Under current market conditions, many of the Fund's portfolio securities may be difficult to sell at a fair price when necessary to pay for redemptions from the Fund and for other purposes. This illiquidity of portfolio securities may result in the Fund incurring greater losses on the sale of some portfolio securities than under more stable market conditions. Such losses can adversely impact the Fund's net asset value per share. The Adviser and its affiliates may periodically purchase shares of the Fund or take other steps to provide liquidity but are not required to do so. Moreover, there is no assurance that these measures would be sufficient to avoid adverse impact on the Fund.

The current market instability has also made it more difficult to obtain realistic values for the Fund's portfolio securities based on market quotations. In the absence of reliable market quotations, portfolio securities are valued by the Adviser at their "fair value" under procedures established and monitored by the Fund's Board of Directors. Fair valuation procedures are currently being used to value a substantial portion of the assets of the Fund. The "fair value" of securities may be difficult to determine and thus judgment plays a greater role in this valuation process. In light of the market instability and the complexity of fair value judgments, the Board of Directors has retained an independent valuation consultant to assist in determining the fair value of certain of the Fund's portfolio securities.

52. A nearly identical Form 497 was also filed on August 13, 2007 on behalf of the Intermediate Fund.

53. On August 14, 2007, the RHY Fund filed a Form 8-K with the SEC announcing that the fund had retained a valuation consultant to "assist in determining the fair value of certain portfolio securities." The disclosure stated in part:

> Recent instability in the markets for fixed income securities, particularly mortgage-backed and asset-backed securities, has made it more difficult to obtain realistic values for some of the Fund's portfolio securities. In the absence of reliable market quotations, portfolio securities are valued by the Fund's investment adviser at their "fair value" under procedures established and monitored by the Fund's Board of Directors. The "fair value" of securities may be difficult to determine and thus judgment plays a greater role in this valuation process. Fair valuation procedures have been used to value a substantial portion of the assets of the Fund with input from the valuation consultant and these valuations are reflected in the daily net asset value of the Fund's shares.

54. On August 30, 2007, MK Select filed a Form NT-NCSR, Notice of Late Filing, with the SEC, stating it was unable to file its annual certified shareholders report for the fiscal year ended June 30, 2007, stating in part:

> Registrant, with respect to Regions Morgan Keegan Select High Income Fund, Regions Morgan Keegan Select Intermediate Bond Fund and Regions Morgan Keegan Select Short Term Bond Fund (the "Funds"), is unable to complete its Form N-CSR and to transmit its annual report to shareholders for the fiscal year ended June 30, 2007 within the prescribed time periods without unreasonable effort or expense. Recent instability in the markets for fixed income securities has necessitated a more extensive process for verification of the values of certain of the portfolio securities held by the Funds at the June 30 fiscal year-end in order to assure that this information will be accurately reflected in the Funds' audited financial statements.

55. A nearly identical Form NT-NSAR was also filed on August 30, 2007, announcing that MK Select would be unable to timely file its annual report for management companies for the fiscal year ending June 30, 2007.

56. On October 4, 2007, MK Select filed its annual report on behalf of the Short Term Fund, the Intermediate Fund and the High Income Fund, providing detailed financial and operating results for the Select Funds.

57. The following day, on October 5, 2007, in an article entitled "Mutual Fund Opens a Subprime Window – Regions Morgan Keegan Says One Is Down 35%; Pinch of Net Redemptions," *The Wall Street Journal* reported as follows:

> The annual report filed yesterday for the Regions Morgan Keegan Select High Income Fund offers a rare window into how mutual-fund firms are reporting and valuing their holdings in the wake of this summer's subprime-mortgage crisis.
>
> Few funds have been hit harder than the High Income Fund since troubles surfaced with subprime mortgages a few months ago. The fund focuses on junk-rated issues and makes investments in areas like corporate bonds, mortgage-backed securities and other structured finance vehicles. Its big stake in lower-rated home-equity and mortgage-related asset-backed securities came under particular stress this summer as bond markets were roiled with concerns over such investments.
>
> Yesterday's filing provides details on how fair values were determined on certain assets, which became necessary as trading for them dried up over the summer. Factors like types of securities, cost at the date of purchase, interest-rate changes, and collateral quality were considered.
>
> The filing was delayed and an independent valuation consultant was retained to help with the determinations. Estimates for securities making up about 60% of the High Income Fund's net assets and 50% of the Regions Morgan Keegan Select Intermediate Bond Fund's net assets had to be based on fair value, since market values weren't readily available.
>
> The annual report that covers these funds also outlines some important steps taken by the funds' adviser and affiliates to help cope with recent losses. These include stepping in to buy about $55.2 million in shares of the High Income Fund and $30 million in the Intermediate Bond Fund from the beginning of July to the end of August to help provide liquidity.
>
> The High Income Fund is down about 35% this year, and is at the bottom of the junk-bond fund category for the one-, three- and five-year annual performance

periods, illustrating how recent events are starting to tarnish even manager Jim Kelsoe's impressive long-term record.

"What was an ocean of liquidity has quickly become a desert," Mr. Kelsoe writes in a discussion of fund performance.

He says that while the fund's use of mortgage-backed and other structured finance instruments has generally served it well since its 1999 inception, now "basic credit measures have eroded to varying degrees" and prices for the securities have declined sharply. The report includes financial results for the year through June for three funds and updates on certain events since then.

Net redemptions have been a main challenge for the fund and could hurt the "possibility of a meaningful recovery" if it has to sell troubled positions at lowered prices, according to a recent Morningstar analysis. The High Income Fund has about \$420 million in assets, from over \$1 billion earlier this year, according to Morningstar.

"These conditions have presented the best opportunities to buy assets" since the fund's inception, Mr. Kelsoe writes. But he notes that the fund's first goals include reducing volatility and redeploying cash into investments that can help it regain some net asset value.

58. Finally, on November 7, 2007, defendant Kelsoe wrote a letter to investors, stating in part:

Since my last communication on August 10, 2007 the credit markets have remained under pressure as spreads continue to widen, and economic uncertainty, driven by the deteriorating housing market and high energy prices, weighs on investors minds. Over recent weeks the major rating agencies have cut ratings on various investments backed by mortgages as the housing picture becomes more and more uncertain. Also, during the last few weeks many investment banks and commercial banks have taken large write downs of their real estate related holdings to reflect these deteriorating conditions.

Certainly some sectors have been more affected than others; one example in the headlines are CDO's. A key component that drives CDO pricing is the likelihood that future cash flows will continue to be received by various credit layers of the CDO in a timely manner. Certain events, such as downgrades, can cause a CDO manager or trustee to view the likelihood of cash flows to be lower than previously expected. This potential loss of cash flow to the lower-rated tranches will obviously be a catalyst for weaker prices of the bonds from these tranches. And when these events take place in an already illiquid market, such as the current one, the downward pressure on market pricing is considerably magnified.

With all this as a backdrop, our portfolios have been pressured across the board. Many of our holdings are in the form of structured finance created with real-estate related securities as collateral; other areas of structured finance categories include corporate bonds and loans, equipment leases and commercial real estate. Even the asset classes that are performing well have been severely devalued due to the CDO packaging. We have no crystal ball of what the future holds but continue to diligently manage the portfolios in the difficult environment.

In an effort to publish information beneficial to our shareholders in this uncertain time below we have provided information to general questions related to the funds:

What exactly do you invest in?

Our investment objectives are clearly stated in the prospectus of each fund, but in general, we have always invested a large portion of our portfolios in "structured finance" fixed income securities. Without going into great detail explaining structured finance, it is a fair assumption to say the weakness in the portfolios relates to this area of investment. A large portion of structured finance securities are created with mortgage related securities as the underlying collateral. In the current market, uncertainty regarding real estate has caused these securities to decline in value. To compound the problem the secondary market in which these securities trade has become very illiquid. The primary market makers in this space had been the large "wire house" broker/dealers. In the current environment the dealers are long (own) enormous amounts of these deals that they are still trying to sell. Suffice it to say, the main participants in the secondary market are all sellers at this point.

The net asset values of the funds appear to decline everyday. Can you explain?

Part of the explanation is in our answer above. The worries regarding the real estate market are weighing on the perceived value of the securities we hold. The illiquidity of the secondary market for many of the securities we hold also is a contributing factor to the declining net asset value. Like all financial markets there must be a buyer for every seller. In the current market, many of the normal dealers (many have been in the news taking write-downs on their balance sheets) that typically provide the trading liquidity of these securities are no longer providing such liquidity. In many cases where there is no trading activity, bonds fall into a vacuum and are valued based on models projecting future cash flows. There are no optimistic projections at this time!

* * *

How much of the portfolio's are related to subprime?

Below is the actual exposure to subprime mortgage related investments for each portfolio as of September 30, 2007:

MKHIX	MKIBX	MSTBX	RMH	RSF	RMA	RHY
14.1%	16.9%	5.1%	8.4%	10.4%	10.5%	11.4%

59. As a result of these disclosures, the price of the Select Funds shares collapsed. The High Income Fund Class A shares closed at $4.53 per share on November 8, 2007, a decline of 51% from early July 2007. Likewise, the Intermediate Fund Class A shares closed at $5.88 per share on November 8, 2007, a decline of 38% from early July 2007. Additionally, the Short Term Fund Class A shares closed at $8.84 per share on November 8, 2007, a decline of 12% from early August 2007.

60. Prior to any negative disclosures, each of these funds traded within a narrow band. From December 2004 through early March 2007, the High Income Fund traded between $10.10 per share and $10.83 per share with an average trading price of $10.35 per share. In contrast, by the end of November 2007, the fund closed at $3.91 per share. Likewise, the Intermediate Fund traded between $9.81 per share and $10.11 per share with an average trading price of $9.93 per share during this same period, while in contrast, by the end of November 2007, the fund closed at $5.06 per share. Additionally, from December 2004 through early March 2007, the Short Term Fund traded between $9.96 per share and $10.17 per share with an average trading price of $10.04 per share. In contrast, by the end of November 2007, the fund closed at $8.54 per share.

Regions MK Select High Income Fund
December 2, 2004 to December 13, 2007



$12.00
$11.00
$10.00
$9.00
$8.00
$7.00
$6.00
$5.00
$4.00
$3.00
Dollars Per Share
Class A
Class C
Class I
12/02/2004
03/14/2005
06/22/2005
09/29/2005
01/09/2006
04/19/2006
07/27/2006
11/03/2006
02/15/2007
05/25/2007
09/04/2007
12/11/2007

Regions MK Select Intermediate Bond Fund
December , 2004 to December 13, 2007



$11.00
$10.00
$9.00
$8.00
$7.00
$6.00
$5.00
$4.00
Dollars Per Share
Class A
Class C
Class I
12/02/2004
03/11/2005
06/20/2005
09/26/2005
01/03/2006
04/11/2006
07/19/2006
10/25/2006
02/05/2007
05/14/2007
08/20/2007
11/26/2007


Regions MK Select Short Term Bond Fund
December 1, 2004 to December 13, 2007
Dollars Per Share
$10.50
$10.00
$9.50
$9.00
$8.50
$8.00
Class A
Class C
Class I
12/01/2004
03/11/2005
06/20/2005
09/27/2005
01/05/2006
04/17/2006
07/25/2006
11/01/2006
02/13/2007
05/23/2007
08/30/2007
12/07/2007

61. As a result of the November 7, 2007 disclosures, the price of the RHY Fund shares also collapsed. The RHY Fund shares closed at $5.41 per share on November 8, 2007, a decline of 63% from early July 2007.

62. Similar to the Select Funds, prior to any negative disclosures, the RHY Fund traded within a narrow band. From January 2006 through early March 2007, the RHY Fund traded between $15.45 per share and $17.75 per share with an average trading price of $16.37 per share. In contrast, by the end of November 2007, the fund closed at $5.93 per share.

RHY Fund



20
15
10
5
0
Dollars Per Share
01/19/2006
04/17/2006
07/12/2006
10/05/2006
01/03/2007
03/30/2007
06/26/2007
09/20/2007
12/14/2007

63. The true facts which were omitted from the Registration Statements/Prospectuses were as follows:

(a) The Funds lacked adequate controls and hedges to minimize the risk of loss from mortgage delinquencies which affected a large part of their portfolios;

(b) The Funds' portfolios were materially misstated due to their failure to properly value CDOs;

(c) The Funds' valuation of underlying assets was misstated;

(d) The extent of the Funds' liquidity risk due to the illiquid nature of a large portion of the Funds' portfolios was omitted;

(e) The extent of the Funds' risk exposure to mortgage-backed assets was misstated; and

(f) The extent to which the Funds' portfolios were subject to fair value procedures was misstated.

THE FUNDS' GAAP VIOLATIONS

64. The Funds' annual reports contained false financial reports through improper accounting entries, which inflated the Funds' reported asset valuations. The financial statements, including the footnote disclosures, contained in the Select Funds' annual reports were incorporated by reference into the post-effective amendments to the Registration Statement and Prospectus. The financial statements, including the footnote disclosures, contained in the RHY Fund's annual reports were incorporated by reference into its Registration Statement and Prospectus.

65. The Funds' financial statements were not a fair presentation of their results and were presented in violation of Generally Accepted Accounting Principles ("GAAP") and SEC rules.

66. GAAP are those principles recognized by the accounting profession as the conventions, rules and procedures necessary to define accepted accounting practice at a particular time. SEC Regulation S-X (17 C.F.R. §210.4-01(a)(1)) states that financial statements filed with the SEC which are not prepared in compliance with GAAP are presumed to be misleading and inaccurate, despite footnote or other disclosure. Regulation S-X requires that interim financial statements must also comply with GAAP, with the exception that interim financial statements need not include disclosure which would be duplicative of disclosures accompanying annual financial statements. 17 C.F.R. §210.10-01(a).

67. Under GAAP, mutual funds are required to value their portfolios at fair value. For securities that trade on an open market exchange, the fair value of the securities would simply involve the fair market value of the securities based upon the closing price of a security on a given day. Nonetheless, when more exotic securities like CDOs are involved, it is a much more complex process in determining fair value of the assets given the assets do not trade on an open-market

exchange and thus fair market value is not as readily available or apparent. Accordingly, one of MK Select's most significant accounting policies is its investment valuations. In MK Select's 2006 N-CSR[1], it described its valuation policy as follows:

> Investments in securities listed or traded on a securities exchange are valued at the last quoted sales price on the exchange where the security is primarily traded as of close of business on the New York Stock Exchange, usually 4:00 p.m. Eastern Time, on the valuation date. Equity securities traded on the NASDAQ National Market System are valued at the NASDAQ Official Closing Price, usually 4:00 p.m., Eastern Time, on the valuation date. Securities traded in the over-the-counter market and listed securities for which no sales were reported for that date are valued at the last-quoted bid price. Equity and debt securities issued in private placements shall be valued on the bid side by a primary market dealer. Long-term debt securities, including U. S. government securities, listed corporate bonds, other fixed income and asset-backed securities, and unlisted securities and private placement securities, are generally valued at the latest price furnished by an independent pricing service or primary market dealer. Short-term debt securities with remaining maturities of more than sixty days for which market quotations are readily available shall be valued by an independent pricing service or primary market dealer. Short-term debt securities with remaining maturities of sixty days or less shall be valued at cost with interest accrued or discount accreted to the date of maturity unless such valuation, in the judgment of Morgan Asset Management, Inc., the Adviser, does not represent market value. Investments in open-end registered investment companies are valued at net asset value as reported by those investment companies. Investments for which market quotations are not readily available, or available quotations which appear to not accurately reflect the current value of an investment, are valued at fair value as determined in good faith by the Adviser's Valuation Committee using procedures established by and under the direction of the Company's Board of Directors. The values assigned to fair valued investments are based on available information and do not necessarily represent amounts that might ultimately be realized, since such amounts depend on future developments inherent in long-term investments. Further, because of the inherent uncertainty of valuation, those estimated values may differ significantly from the values that would have been used had a ready market for the investments existed, and the differences could be material.

68. Nonetheless, in violation of GAAP and its own stated policy, MK Select failed to properly value CDOs, thus overstating the Select Funds' assets. In fact, the CDOs and mortgage-

---

[1] SEC Form N-CSR is a Certified Shareholder Report for registered management investment companies. It is filed on a semiannual basis.

backed securities could only be valued by requesting bids from trading desks and defendants' supposed "good faith" valuations were not reflective of the underlying weakness in those assets.

69. In its annual report for the year ending June 30, 2007, filed on October 4, 2007, MK Select admitted that large portions of the Select Funds' portfolios were comprised of illiquid assets, including: $624.9 million or 59% of the High Income Fund's portfolio, $514.9 million or 51% of the Intermediate Fund's portfolio, and $26.1 million or 29% of the Short Term Fund's portfolio. As there was no readily available market for these assets or the available quotations did not reflect the true market value, these securities had to be valued at fair value using special procedures.

70. Similarly, the RHY Fund failed to properly value CDOs thus overstating its net asset value in violation of GAAP and its own stated policy.

71. Furthermore, the Select Funds' Registration Statement and Prospectus failed to provide adequate disclosures concerning the Select Funds' exposure to the subprime market and the risks associated with owning shares of the funds. The Registration Statement failed to disclose the full extent of the Select Funds' risk to mortgage-backed assets and further omitted to disclose liquidity risk as a principal risk. In MK Select's Prospectus filed November 6, 2006, it described its Principal Risks as follows:

> The fund's investment performance is subject to a variety of risks, including the following principal risks:
>
> * * *
>
> MORTGAGE-BACKED AND ASSET-BACKED SECURITIES RISK. Mortgage-backed and asset-backed securities are subject to prepayment risk. When interest rates decline, unscheduled prepayments can be expected to accelerate, and the fund would be required to reinvest the proceeds of the prepayments at the lower interest rates then available. Unscheduled prepayments would also limit the potential for capital appreciation on mortgage-backed and asset-backed securities. Conversely, when interest rates rise, the values of mortgage-backed and asset-backed securities generally fall. Since rising interest rates typically result in decreased prepayments, this could lengthen the average lives of such securities, and cause their value to decline more than traditional fixed-income securities.

72. The Prospectus failed to identify liquidity risk as a principal risk.

73. In its Prospectus filed on November 5, 2007, the following were listed as principal risks:

> MORTGAGE-BACKED AND ASSET-BACKED SECURITIES RISK. Mortgage-backed and asset-backed securities are subject to prepayment risk. When interest rates decline, unscheduled prepayments can be expected to accelerate, and the fund would be required to reinvest the proceeds of the prepayments at the lower interest rates then available. Unscheduled prepayments would also limit the potential for capital appreciation on mortgage-backed and asset-backed securities. Conversely, when interest rates rise, the values of mortgage-backed and asset-backed securities generally fall. Since rising interest rates typically result in decreased prepayments, this could lengthen the average lives of such securities, and cause their value to decline more than traditional fixed-income securities. If the fund purchases mortgage-backed or asset-backed securities that are "subordinated" to other interests in the same pool, the fund as a holder of those securities may only receive payments after the pool's obligations to other investors have been satisfied. For example, an unexpectedly high rate of defaults on the mortgages held by a mortgage pool may limit substantially the pool's ability to make payments of principal or interest to the fund as a holder of such subordinated securities, reducing the values of those securities or in some cases rendering them worthless; the risk of such defaults is generally higher in the case of mortgage pools that include so-called "subprime" mortgages.
>
> LIQUIDITY RISK. The liquidity of individual bonds may vary considerably. Below investment grade bonds generally are less liquid than investment grade bonds. Instability in the markets for fixed income securities, particularly mortgage-backed and asset-backed securities, may affect the liquidity of the fund's portfolio, which means that some of the fund's portfolio securities may be difficult to sell at a fair price when necessary to pay for redemptions from the fund and for other purposes. This illiquidity of portfolio securities may result in the fund incurring greater losses on the sale of some portfolio securities than under more stable market conditions. Such losses can adversely impact the fund's net asset value per share.

74. Similarly, the RHY Fund's financial reports, including its Registration Statement and Prospectus, failed to provide adequate disclosures concerning the RHY Fund's exposure to the subprime market and the risk associated with owning shares of the fund.

75. Due to these accounting improprieties, the Funds presented their financial results and statements in a manner which violated GAAP, including the following fundamental accounting principles:

(a) The principle that interim financial reporting should be based upon the same accounting principles and practices used to prepare annual financial statements was violated (APB No. 28, ¶10);

(b) The principle that financial reporting should provide information that is useful to present and potential investors and creditors and other users in making rational investment, credit and similar decisions was violated (FASB Statement of Concepts No. 1, ¶34);

(c) The principle that financial reporting should provide information about the economic resources of an enterprise, the claims to those resources, and effects of transactions, events and circumstances that change resources and claims to those resources was violated (FASB Statement of Concepts No. 1, ¶40);

(d) The principle that financial reporting should provide information about how management of an enterprise has discharged its stewardship responsibility to owners (stockholders) for the use of enterprise resources entrusted to it was violated. To the extent that management offers securities of the enterprise to the public, it voluntarily accepts wider responsibilities for accountability to prospective investors and to the public in general (FASB Statement of Concepts No. 1, ¶50);

(e) The principle that financial reporting should provide information about an enterprise's financial performance during a period was violated. Investors and creditors often use information about the past to help in assessing the prospects of an enterprise. Thus, although investment and credit decisions reflect investors' expectations about future enterprise performance, those expectations are commonly based at least partly on evaluations of past enterprise performance (FASB Statement of Concepts No. 1, ¶42);

(f) The principle that financial reporting should be reliable in that it represents what it purports to represent was violated. That information should be reliable as well as relevant is a notion that is central to accounting (FASB Statement of Concepts No. 2, ¶¶58-59);

(g) The principle of completeness, which means that nothing is left out of the information that may be necessary to insure that it validly represents underlying events and conditions was violated (FASB Statement of Concepts No. 2, ¶79); and

(h) The principle that conservatism be used as a prudent reaction to uncertainty to try to ensure that uncertainties and risks inherent in business situations are adequately considered was violated. The best way to avoid injury to investors is to try to ensure that what is reported represents what it purports to represent (FASB Statement of Concepts No. 2, ¶¶95, 97).

76. Further, the undisclosed adverse information is the type of information which, because of SEC regulations, regulations of the national stock exchanges and customary business practice, is expected by investors and securities analysts to be disclosed and is known by corporate officials and their legal and financial advisors to be the type of information which is expected to be and must be disclosed.

PRICEWATERHOUSECOOPERS' PARTICIPATION IN THE FALSE E AND DEFECTIVE REGISTRATION STATEMENTS AND PROSPECTUSES

77. PwC, a firm of certified public accountants, was engaged by MK Select to provide independent auditing and accounting services for the Select Funds. PwC provided auditing services to MK Select regarding MK Select's annual and semi-annual reports for the Select Funds filed with the SEC, which falsely overstated the Select Funds' valuation of their assets. PwC examined and opined on the financial statements of the High Income Fund, the Intermediate Fund and the Short Term Fund. PwC further provided auditing services to the RHY Fund regarding the RHY Fund's annual and quarterly reports filed with the SEC, which falsely overstated the fund's valuation of its assets. PwC examined and opined on the financial statements of the RHY Fund.

78. In connection with its audit and review of the Funds' finances and operations, PwC had virtually unlimited access to information in the companies' books and records:

- PwC was present at Morgan Keegan's headquarters and key operating divisions frequently between 2001 and 2007.
- PwC regularly communicated with top management of Morgan Keegan and Morgan Asset, including the Individual Defendants, via face-to-face meetings and telephone calls.
- PwC had frequent conversations with management and employees about the Funds' operations and financial statements.

79. PwC reviewed the quarterly and year-end results of the Funds, advised and/or opined upon the accuracy and bona fides of the Funds' financial filings and had intimate knowledge of the nature of the Funds' business and operations. PwC also attended the meetings and advised MK Select and the RHY Fund in connection with the existing internal financial and accounting controls. As a result of its intimate knowledge of the Funds' business and operations, PwC knew or should have known about the misstatement of the Funds' investment valuations.

80. PwC consented to the inclusion of its unqualified opinions on the Funds' financial statements, including their annual reports filed with the SEC, which reports PwC knew, or should have known, were materially false. Despite PwC's duty to exercise reasonable care and competence in performing its services to the Funds by allowing the overstatement in asset valuation, the Boards of Directors refused to terminate PwC as the "independent" auditor.

81. With respect to the Select Funds' financial statements for the fiscal year ending June 30, 2004, PwC represented, in a report dated August 16, 2004, included in MK Select's N-CSR filing on September 3, 2004, the following:

> In our opinion, the accompanying statements of assets and liabilities, including the schedules of investments, and the related statements of operations and of changes in net assets and the financial highlights present fairly, in all material respects, the financial position of Regions Morgan Keegan Select Intermediate Bond Fund and Regions Morgan Keegan Select High Income Fund (funds within Morgan Keegan Select Fund, Inc., hereafter referred to as the "Funds") at June 30, 2004, the results of each of their operations for the year then ended, the changes in each of

their net assets for each of the two years in the period then ended and the financial highlights for each of the three years in the period then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements and financial highlights (hereafter referred to as "financial statements") are the responsibility of the Funds' management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States), which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at June 30, 2004 by correspondence with the custodian and brokers, provide a reasonable basis for our opinion. The financial highlights for each of the fiscal periods presented on and prior to June 30, 2001 were audited by other auditors whose report, dated July 27, 2001, expressed an unqualified opinion on those statements.

82. PwC further issued an unqualified opinion for the fiscal year ending June 30, 2005, in an opinion dated August 19, 2005, included in MK Select's N-CSR filing on September 8, 2005. PwC's opinion related to the financial statements for the High Income Fund, the Intermediate Fund and the Short Term Fund.

83. PwC further issued an unqualified opinion for the Select Funds for the fiscal year ending June 30, 2006, in an opinion dated August 21, 2006, included in MK Select's N-CSR filing on September 6, 2006.

84. Additionally with respect to the Select Funds' financial statements for the fiscal year ending June 30, 2004, PwC represented, in a report dated August 16, 2004, included in MK Select's NSAR[2] filing on August 30, 2004, the following:

> In planning and performing our audit of the financial statements of Morgan Keegan Select Funds, Inc. (hereafter referred to as the "Company") for the period ended June 30, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the

---

[2] SEC Form NSAR is an Annual Report for registered management investment companies. It is filed on a semiannual basis.

purpose of expressing our opinion on the financial statements and to comply with the requirements of Form N-SAR, not to provide assurance on internal control.

The management of the Company is responsible for establishing and maintaining internal control. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls. Generally, controls that are relevant to an audit pertain to the entity's objective of preparing financial statements for external purposes that are fairly presented in conformity with generally accepted accounting principles. Those controls include the safeguarding of assets against unauthorized acquisition, use or disposition.

Because of inherent limitations in internal control, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the Public Company Accounting Oversight Board (United States). A material weakness, for purposes of this report, is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control and its operation, including controls for safeguarding securities, that we consider to be material weaknesses as defined above as of June 30, 2004.

85. PwC further issued a similar opinion concerning MK Select's internal controls for the fiscal year ending June 30, 2005, in an opinion dated August 19, 2005, included in MK Select's NSAR filing on August 30, 2005.

86. PwC further issued a similar opinion concerning MK Select's internal controls for the fiscal year ending June 30, 2006, in an opinion dated August 21, 2006, included in MK Select's NSAR filing on August 30, 2006.

87. The financial statements including the footnote disclosures contained in the Select Funds' annual reports were incorporated by reference into the post-effective amendments to the Registration Statement and Prospectus. PwC consented to the incorporation of its reports into the amendments to the Registration Statement.

88. With respect to the RHY Fund's financial statements, PwC made similar representations concerning the RHY Fund's financial statements, issuing unqualified opinions as to the fund's financial statements and attesting to the fund's internal controls. PwC further consented to its opinions being incorporated by reference into the RHY Fund Registration Statement and Prospectus.

89. PwC's report represented its audit was in conformity with the PCAOB. Had PwC actually performed the audit according to PCAOB standards, the deterioration in the value of the investments would have been evident such that an unqualified report could not have been issued. It would have been evident that the Funds' financial statements and associated information were materially false and misleading because, among other things, they were not prepared in accordance with GAAP. Nevertheless, PwC provided unqualified opinions that the Funds' financial statements were valid and accurate.

90. PwC's failure to adequately perform its audit procedures to identify the improprieties alleged herein and its failure to report the problems permitted the accounting irregularities and improprieties to continue, leading to false and misstated financial statements. Due to PwC's false statements and failure to identify and modify its reports to identify the Funds' false financial reporting, PwC violated the following GAAS standards:

(a) The first general standard is that the audit should be performed by persons having adequate technical training and proficiency as auditors.

(b) The second general standard is that the auditors should maintain an independence in mental attitude in all matters relating to the engagement.

(c) The third general standard is that due professional care is to be exercised in the performance of the audit and preparation of the report.

(d) The first standard of field work is that the audit is to be adequately planned and that assistants should be properly supervised.

(e) The second standard of field work is that the auditor should obtain a sufficient understanding of internal controls so as to plan the audit and determine the nature, timing and extent of tests to be performed.

(f) The third standard of field work is that sufficient, competent, evidential matter is to be obtained to afford a reasonable basis for an opinion on the financial statements under audit.

(g) The first standard of reporting is that the report state whether the financial statements are presented in accordance with GAAP.

(h) The second standard of reporting is that the report shall identify circumstances in which GAAP has not been consistently observed.

(i) The third standard of reporting is that informative disclosures are regarded as reasonably adequate unless otherwise stated in the report.

(j) The fourth standard of reporting is that the report shall contain an expression of opinion or the reasons why an opinion cannot be expressed.

COUNT I

Violations of Section 11 of the 1933 Act Against All Defendants

91. Plaintiffs incorporate ¶¶1-90 by reference.

92. This Count is brought pursuant to §11 of the 1933 Act, 15 U.S.C. §77k, on behalf of the Class, against all defendants.

93. The Registration Statements for the offerings were inaccurate and misleading, contained untrue statements of material facts, omitted to state other facts necessary to make the statements made not misleading, and omitted to state material facts required to be stated therein.

94. MK Select is the registrant for the High Income Fund, the Intermediate Fund and the Short Term Fund. The RHY Fund is the registrant for itself. The defendants named herein were responsible for the contents and dissemination of the Registration Statements.

95. As issuer of the shares, MK Select and the RHY Fund are strictly liable to plaintiffs and the Class for the misstatements and omissions.

96. None of the defendants named herein made a reasonable investigation or possessed reasonable grounds for the belief that the statements contained in the Registration Statements were true and without omissions of any material facts and were not misleading.

97. By reasons of the conduct herein alleged, each defendant violated, and/or controlled a person who violated, §11 of the 1933 Act.

98. Plaintiffs acquired the Funds' shares pursuant to the Registration Statements.

99. Plaintiffs and the Class have sustained damages. The value of the Funds' shares has declined substantially subsequent to and due to defendants' violations.

100. At the times plaintiffs purchased the Funds' shares, plaintiffs and other members of the Class were without knowledge of the facts concerning the wrongful conduct alleged herein and could not have reasonably discovered those facts prior to July 13, 2007. Less than one year has elapsed from the time that plaintiffs discovered or reasonably could have discovered the facts upon which this complaint is based to the time that plaintiffs filed this Complaint. Less than three years has elapsed between the time that the securities upon which this Count is brought were offered to the public and the time a complaint was filed alleging the violations.

COUNT II

Violations of Section 12(a)(2) of the 1933 Act Against All Defendants

101. Plaintiffs incorporate ¶¶1-100 by reference.

102. This Count is brought pursuant to §12(a)(2) of the 1933 Act on behalf of the Class, against all defendants.

103. Defendants were sellers and offerors and/or solicitors of purchasers of the shares offered pursuant to the Select Funds and RHY Fund Prospectuses.

104. The High Income Fund, the Intermediate Fund and the Short Term Fund Prospectuses and the RHY Fund Prospectus contained untrue statements of material facts, omitted to state other facts necessary to make the statements made not misleading, and omitted to state material facts required to be stated therein. The Individual Defendants' actions of solicitation included participating in the preparation of the false and misleading Prospectuses and participating in road shows to market the Funds to investors.

105. Defendants owed to the purchasers of the Funds' shares, including plaintiffs and other Class members, the duty to make a reasonable and diligent investigation of the statements contained in the offering materials, including the Select Funds Prospectuses and the RHY Fund Prospectus, contained therein, to ensure that such statements were true and that there was no omission to state a material fact required to be stated in order to make the statements contained therein not misleading. Defendants in the exercise of reasonable care should have known of the misstatements and omissions contained in the offering materials as set forth above.

106. Plaintiffs and other members of the Class purchased or otherwise acquired the Funds' shares pursuant and/or traceable to the defective Select Funds Prospectuses and RHY Fund Prospectus. Plaintiffs did not know, or in the exercise of reasonable diligence could not have known, of the untruths and omissions contained in the Prospectuses.

107. Plaintiffs, individually and representatively, hereby offer to tender to defendants those securities which plaintiffs and other Class members continue to own, on behalf of all members of the Class who continue to own such securities, in return for the consideration paid for those securities

together with interest thereon. Class members who have sold their Funds shares are entitled to rescissory damages.

108. By reason of the conduct alleged herein, these defendants violated, and/or controlled a person who violated, §12(a)(2) of the 1933 Act. Accordingly, plaintiffs and members of the Class who hold the Funds' shares purchased in the offerings have the right to rescind and recover the consideration paid for their shares and hereby elect to rescind and tender their shares to the defendants sued herein. Plaintiffs and Class members who have sold their shares are entitled to rescissory damages.

COUNT III

Violations of Section 15 of the 1933 Act Against the Individual Defendants

109. Plaintiffs incorporate ¶¶1-108 by reference.

110. This Count is brought pursuant to §15 of the 1933 Act against the Individual Defendants.

111. Each of the Individual Defendants was a control person of the Funds by virtue of their positions as a director and/or senior officer of the Funds. The Individual Defendants each had a series of direct and/or indirect business and/or personal relationships with other directors and/or officers and/or major shareholders of the Funds.

112. Each of the Individual Defendants was a culpable participant in the violations of §§11 and 12(a)(2) of the 1933 Act as alleged in Counts I and II above, based on their having signed the Registration Statements and having otherwise participated in the process which allowed the Funds' offerings to be successfully completed.

CLASS ACTION ALLEGATIONS

113. Plaintiffs bring this action as a class action pursuant to Rule 23 of the Federal Rules of Civil Procedure on behalf of all persons who purchased or otherwise acquired shares of the Select

Funds and the RHY Fund pursuant and/or traceable to the false and misleading Registration Statements and Prospectuses and who were damaged thereby (the "Class"). Excluded from the Class are defendants.

114. The members of the Class are so numerous that joinder of all members is impracticable. The disposition of their claims in a class action will provide substantial benefits to the parties and the Court. The Funds have tens of millions of shares outstanding, owned by hundreds if not thousands of persons.

115. There is a well-defined community of interest in the questions of law and fact involved in this case. Questions of law and fact common to the members of the Class which predominate over questions which may affect individual Class members include:

(a) whether the 1933 Act was violated by defendants;

(b) whether statements made by defendants to the investing public in the Registration Statements misrepresented material facts about the Funds;

(c) whether defendants concealed the Funds' exposure to mortgage related investments made by defendant Kelsoe; and

(d) the extent of damage sustained by Class members and the appropriate measure of damages.

116. Plaintiffs' claims are typical of those of the Class because plaintiffs and the Class sustained damages from defendants' wrongful conduct.

117. Plaintiffs will adequately protect the interests of the Class and have retained counsel who are experienced in class action securities litigation. Plaintiffs have no interests which conflict with those of the Class.

118. A class action is superior to other available methods for the fair and efficient adjudication of this controversy.

PRAYER FOR RELIEF

WHEREFORE, plaintiffs pray for judgment as follows:

A. Declaring this action to be a proper class action pursuant to Fed. R. Civ. P. 23;

B. Awarding plaintiffs and the members of the Class damages, including interest;

C. Awarding rescission or a rescissory measure of damages;

D. Awarding plaintiffs' reasonable costs and attorneys' fees; and

E. Awarding such equitable/injunctive or other relief as the Court may deem just and proper.

JURY DEMAND

Plaintiffs demand a trial by jury.

DATED: December 21, 2007

GLASSMAN, EDWARDS, WADE & WYATT, P.C.
B.J. WADE, #5182
DALE TUTTLE #2159

____
B.J. WADE

26 N. Second Street Building
Memphis, TN 38103
Telephone: 901/527-4673
901/521-0940 (fax)
bwade@gewwlaw.com
dtuttle@gewwlaw.com

OF COUNSEL:

COUGHLIN STOIA GELLER
RUDMAN & ROBBINS LLP
DARREN J. ROBBINS
DAVID C. WALTON
CATHERINE J. KOWALEWSKI
655 West Broadway, Suite 1900
San Diego, CA 92101
Telephone: 619/231-1058
619/231-7423 (fax)
darrenr@csgrr.com
davew@csgrr.com
katek@csgrr.com

COUGHLIN STOIA GELLER
RUDMAN & ROBBINS LLP
SAMUEL H. RUDMAN
DAVID A. ROSENFELD
58 South Service Road, Suite 200
Melville, NY 11747
Telephone: 631/367-7100
631/367-1173 (fax)
srudman@csgrr.com
drosenfeld@csgrr.com

Attorneys for Plaintiffs

S:\CptDraft\Securities\Cpt Morgan Keegan3_Sec 11.doc

PLAINTIFF'S CERTIFICATION

Elizabeth P. Willis hereby states the following:

1. I have reviewed a draft of a Complaint against Morgan Asset Management, Inc., Morgan Keegan & Company, Inc., Regions Financial Corporation, MK Holding, Inc., Regions Financial Corporation, PricewaterhouseCoopers LLP, and certain individuals, officers and directors associated with the above entities, and authorized the filing of the same or a similar complaint on my behalf.

2. I did not purchase shares of Regions Morgan Keegan Select Intermediate Bond Fund at the direction of counsel or in order to participate in this private action.

3. I am willing to serve as a representative party on behalf of a class, including providing testimony at deposition and trial, if necessary.

4. The following includes all of my transactions in Regions Morgan Keegan Select Intermediate Bond Fund or Regions Morgan Keegan Select High Income Fund during the Class Period (December 6, 2004 through December 5, 2007) as defined in the Complaint:

TRANSACTION	TICKER SYMBOL	TRADE DATE	UNIT PRICE	(SHARES) QUANTITY	TOTAL PRICE
Purchase	RIBIX	03/18/05	$10.01	4,601.770	$46,063.71
Purchase	RIBIX	03/18/05	$10.01	2,175.235	$21,774.10
Purchase	RIBIX	04/05/05	$9.98	17.605	$175.70
Purchase	RIBIX	05/03/05	$10.00	41.598	$415.98
Purchase	RIBIX	06/02/05	$9.98	42.508	$424.23
Purchase	RIBIX	07/05/05	$9.93	43.132	$428.30
Purchase	RIBIX	08/02/05	$9.94	39.009	$387.75
Purchase	RIBIX	09/02/05	$9.95	47.729	$474.90
Purchase	RIBIX	10/04/05	$9.94	37.139	$369.16
Purchase	RIBIX	11/02/05	$9.93	42.349	$420.53
Purchase	RIBIX	12/02/05	$9.90	45.268	$448.15
Purchase	RIBIX	01/05/06	$9.90	47.742	$472.65
Purchase	RIBIX	02/02/06	$9.89	46.921	$464.05
Purchase	RIBIX	03/02/06	$9.90	44.551	$441.05
Purchase	RIBIX	04/04/06	$9.87	39.846	$393.28
Purchase	RIBIX	05/02/06	$9.88	39.928	$394.49
Purchase	RIBIX	06/02/06	$9.88	44.881	$443.42
Purchase	RIBIX	07/05/06	$9.84	43.358	$426.64
Purchase	RIBIX	07/31/06	$9.86	46.889	$462.33
Purchase	RIBIX	08/31/06	$9.91	44.903	$444.99
Purchase	RIBIX	09/30/06	$9.93	42.970	$426.69
Purchase	RIBIX	10/31/06	$9.95	44.422	$442.00
Purchase	RIBIX	11/30/06	$10.00	42.088	$420.88
Purchase	RIBIX	12/31/06	$9.93	45.547	$452.28
Purchase	RIBIX	01/31/07	$9.91	45.447	$450.38

Purchase	RIBIX	02/28/07	$9.96	41.871	$417.04
Purchase	RIBIX	03/31/07	$9.85	46.937	$462.33
Purchase	RIBIX	04/30/07	$9.82	46.165	$453.34
Purchase	RIBIX	05/31/07	$9.67	49.114	$474.93
Purchase	RIBIX	06/30/07	$9.46	48.178	$455.76
Purchase	RIBIX	07/31/07	$9.25	50.434	$466.51
Purchase	RIBIX	08/31/07	$7.76	65.722	$510.00
Purchase	RIBIX	09/30/07	$7.41	67.086	$497.11
Purchase	RIBIX	10/31/07	$6.14	88.469	$543.20
Sale	RIBIX	11/14/07	$5.65	4,601.770	$26,000.00
Sale	RIBIX	11/21/07	$5.25	3,655.041	$19,188.97

5. The following includes all of my transactions pursuant to or traceable to Morgan Keegan's Registration Statements and Prospectuses for the Regions Morgan Keegan Select High Income Fund, Regions Morgan Keegan Select Intermediate Bond Fund or the Regions Morgan Keegan Select Short Term Fund or pursuant to or traceable to the RMK Multi-Sector High Income Fund, Inc. Registration Statement and Prospectus.

6. I have filed the following civil actions as a representative party on behalf of a class under the federal securities laws during the last three years:

NONE

7. I will not accept any payment for serving as a representative party on behalf of a class except to receive my pro rata share of any recovery, or as ordered or approved by the Court, including the award to a representative party of reasonable costs and expenses including lost wages relating to the representation of the class.

I declare under penalty of perjury that the foregoing is true and correct.

Executed this 21st day of December, 2007.

Elizabeth P. Willis

ELIZABETH P. WILLIS
Shelby County, Tennessee

PLAINTIFF'S CERTIFICATION

Sam H. Pearson hereby states the following:

1. I have reviewed a draft of a Complaint against Morgan Asset Management, Inc., Morgan Keegan & Company, Inc., Regions Financial Corporation, MK Holding, Inc., Regions Financial Corporation, PricewaterhouseCoopers LLP, and certain individuals, officers and directors associated with the above entities, and authorized the filing of the same or a similar complaint on my behalf.

2. I did not purchase shares of Regions Morgan Keegan Select Intermediate Bond Fund at the direction of counsel or in order to participate in this private action.

3. I am willing to serve as a representative party on behalf of a class, including providing testimony at deposition and trial, if necessary.

4. The following includes all of my transactions in Regions Morgan Keegan Select Intermediate Bond Fund or Regions Morgan Keegan Select High Income Fund during the Class Period (December 6, 2004 through December 5, 2007) as defined in the Complaint:

TRANSACTION	TICKER SYMBOL	TRADE DATE	UNIT PRICE	(SHARES) QUANTITY	TOTAL PRICE
Purchase	MKIBX	08/23/04	$10.27	1,982.672	$20,362.04
Purchase	MKIBX	12/09/04	$10.28	1,704.644	$17,523.74
Purchase	RHY	01/19/06	$15.00	1,999.976	$29,999.643
Purchase	RHY	01/19/06	$15.00	0.024	$0.36
Purchase	RHY	03/23/06	$15.07	15.928	$240.00
Purchase	RHY	04/24/06	$15.03	16.096	$241.91
Purchase	RHY	05/23/06	$15.19	16.052	$243.84
Purchase	RHY	06/23/06	$15.80	16.851	$266.25
Purchase	RHY	07/21/06	$15.63	17.177	$268.44
Purchase	RHY	08/23/06	$15.92	16.999	$270.67
Purchase	RHY	09/22/06	$16.52	17.788	$293.87
Purchase	RHY	10/23/06	$16.52	18.232	$296.36
Purchase	RHY	11/24/06	$15.60	19.162	$298.92
Purchase	RHY	12/22/06	$15.45	19.524	$301.60
Purchase	RHY	12/28/06	$15.54	28.415	$441.63
Purchase	RHY	12/28/06	$15.54	6.930	$107.71
Purchase	RHY	12/28/06	$15.54	3.465	$53.86
Purchase	RHY	01/23/07	$15.18	20.405	$309.77
Sale	RHY	08/17/07	$7.78	2,233.000	$17,372.74
Sale	RHY	08/17/07	$7.92	.024	$0.19
Sale	MKIBX	10/18/07	$6.78	3,687.316	$25,000.00

5. The following includes all of my transactions pursuant to or traceable to Morgan Keegan's Registration Statements and Prospectuses for the Regions Morgan Keegan Select High

Income Fund, Regions Morgan Keegan Select Intermediate Bond Fund or the Regions Morgan Keegan Select Short Term Fund or pursuant to or traceable to the RMK Multi-Sector High Income Fund, Inc. Registration Statement and Prospectus.

6. I have filed the following civil actions as a representative party on behalf of a class under the federal securities laws during the last three years:

NONE

7. I will not accept any payment for serving as a representative party on behalf of a class except to receive my pro rata share of any recovery, or as ordered or approved by the Court, including the award to a representative party of reasonable costs and expenses including lost wages relating to the representation of the class.

I declare under penalty of perjury that the foregoing is true and correct.

Executed this 20st day of December, 2007.

SAM H. PEARSON
Shelby County, Tennessee

END